As filed with the United States Securities and Exchange Commission on November 19, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SF-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BMW AUTO LEASING LLC
(Depositor of the issuing entities described herein)
(Exact name of registrant as specified in its charter)

Delaware	22-2013053	333-	0001126530
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)
FINANCIAL SERVICES VEHICLE TRUST
(Issuer with respect to the SUBI Certificates described herein)
(Exact name of registrant as specified in its charter)

Delaware	51-6518223	333-	0001126525
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

BMW Financial Services NA, LLC
(Exact name of sponsor as specified in its charter)
0001541188
(Central Index Key Number of sponsor)

300 Chestnut Ridge Road Woodcliff Lake, New Jersey 07677 (201) 307-4000	Reed D. Auerbach, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)
From time to time after this registration statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
INTRODUCTORY NOTE
THIS REGISTRATION STATEMENT CONTAINS A FORM OF PROSPECTUS RELATING TO A PARTICULAR ISSUING ENTITY OF A SERIES OF ISSUING ENTITIES CREATED FROM TIME TO TIME BY BMW AUTO LEASING LLC, AND THE OFFERING BY THAT ISSUING ENTITY OF ASSET BACKED NOTES DESCRIBED IN THE PROSPECTUS.   THE FORM OF PROSPECTUS RELATES ONLY TO THE SECURITIES DESCRIBED THEREIN AND IS A FORM WHICH MAY BE USED BY BMW AUTO LEASING LLC TO OFFER ASSET BACKED NOTES UNDER THIS REGISTRATION STATEMENT.
In addition, if and to the extent required by applicable law, the prospectus will also be used after the completion of the related offering in connection with certain offers and sales related to market-making transactions in the offered securities.  In order to register under Rule 415 those securities which may be offered and sold in market-making transactions, the appropriate box on the cover page of the registration statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 15 of Part II.

This document is subject to completion and amendment.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or foreign jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION AND AMENDMENT, DATED [___], 20[_]
BMW Vehicle Lease Trust 20[_]-[_]
Issuing Entity
(CIK Number: [___])
BMW Auto Leasing LLC Depositor (CIK Number: 0001126530)	BMW Financial Services NA, LLC Sponsor, Servicer and Administrator (CIK Number: 0001541188)
$[___][(1)] ASSET-BACKED NOTES
•
The issuing entity’s main sources for payment of the notes will be lease payments generated by a pool of retail leases and the proceeds from the sale of the [BMW passenger cars, BMW light trucks, BMW motorcycles, MINI passenger cars or Rolls-Royce passenger cars] currently leased under those leases.

•	See “Risk Factors” beginning on page [_] of this prospectus for a discussion of risks that you should consider in connection with an investment in the notes.
•
The notes are asset-backed securities and represent the obligations of the issuing entity only and do not represent the obligations of or an interest in the sponsor, the depositor or any of their affiliates.  Neither the notes nor the retail leases are insured or guaranteed by any government agency.

•	Credit enhancement for the notes consists of overcollateralization, the reserve fund, excess cashflow and, in the case of the Class A Notes, subordination of the Class B Notes.
•	[The issuing entity will enter into a [swap][cap] agreement for the purpose of providing an additional source of funds for payments on the notes.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.
Notes*	Initial Principal Amount(2)	Interest Rate	Accrual Method	Expected Final Payment Date(3)	Final Scheduled Payment Date	Initial Price to Public	Underwriting Discount	Proceeds to Depositor
Class A-1	$[________]	[[___]%] [Benchmark*** plus [_]%[(5)]]	[Actual/360] [30/360]	[________]	[________]	[____]%	[____]%	[____]%
Class A-2a**[4]	$[________]	[[___]%] [Benchmark*** plus [_]%[(5)]]	[Actual/360] [30/360]	[________]	[________]	[____]%	[____]%	[____]%
Class A-2b**[4]	$[________]	[[___]%] [Benchmark*** plus [_]%[(5)][(6)]]	[Actual/360] [30/360]	[________]	[________]	[____]%	[____]%	[____]%
Class A-3	$[________]	[[___]%] [Benchmark*** plus [_]%[(5)]]	[Actual/360] [30/360]	[________]	[________]	[____]%	[____]%	[____]%
Class A-4	$[________]	[[___]%] [Benchmark*** plus [_]%[(5)]]	[Actual/360] [30/360]	[________]	[________]	[____]%	[____]%	[____]%
Class B	$[________]	[[___]%] [Benchmark*** plus [_]%[(5)]]	[Actual/360] [30/360]	[________]	[________]	[____]%	[____]%	[____]%
Total	$[________]					$[______]	$[_______]	$[_______]

[(1)]	[The issuing entity will issue asset backed notes with an aggregate initial principal amount of $[___] or $[___].]
[(2)]
[If the aggregate initial principal amount of the notes is $[___], the following notes will be issued: $[___] of Class A-1 Notes, $[___] of aggregate initial principal amount of Class A-2a Notes and Class A-2b Notes, $[___] of Class A-3 Notes, $[___] of Class A-4 Notes and $[___] of Class B Notes.  BMW Financial Services NA, LLC will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction—Risks associated with unknown aggregate initial principal amount of the notes.”] [All or a portion of one or more classes of notes may be retained by the depositor or an affiliate of the depositor on the closing date.]

(3)	Based on the assumptions set forth under the heading “Weighted Average Lives of the Notes.”
[(4)
The allocation of the initial principal amount between the Class A-2a Notes and the Class A-2b Notes will be determined on the day of pricing of the notes offered hereunder.  [If the aggregate initial principal amount of the notes is $[___], t][T]he depositor expects that the initial principal amount of the Class A-2b Notes will not exceed $[___].  [If the aggregate initial principal amount of the notes is $[___], the depositor expects that the initial principal amount of the Class A-2b Notes will not exceed $[___]].]

[(5)
The Class A-2b Notes will accrue interest at a floating rate based on a spread over a benchmark rate, which initially will be [the SOFR Rate].  However, the benchmark rate may change in certain situations.  For more information on how [the SOFR Rate] will be determined and the circumstances in which the benchmark rate may change, you should read “Description of the Notes—Interest” in this prospectus.]  [NOTE: For illustrative purposes, this prospectus contemplates that the Class A-2b Notes will accrue interest at a floating rate based on the SOFR Rate, as described under “Description of the Notes—Payments of Interest” in this prospectus. In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on a different index.  If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments for such floating rate notes.]

[(6)
If the sum of the Benchmark plus the spread is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2b Notes for such interest accrual period will be deemed to be 0.00%.  For a description of how interest will be calculated on the Class A-2b Notes, see “Description of the Notes—Interest” in this prospectus]

*  [Note:  The number of Classes, Interest Rate and Accrual Method are for illustrative purposes only.  In a particular transaction there may be more, different or fewer classes (i) offered (ii) bearing fixed rates or interest rates based on a benchmark that will be specified in the related prospectus and (iii) with Accrual Periods of Actual/360 for fixed interest rates and 30/360 for interest rates based on a floating rate (and fixed interest rates for notes intended to eligible for purchase by money market funds pursuant to Rule 2a-7 under the Investment Company Act).  The prospectus at the time of an offering will include specific disclosure about the classes of notes being offered, including any relevant risk factor disclosure about the different classes of notes.]
** [Note: For illustrative purposes, the prospectus contemplates that the Class A-2a Notes and the Class A-2b Notes will be paid principal on a pro rata basis and the amount of principal allocated to each such class will be determined at the time of pricing.  In a particular transaction none or different classes of notes may be paid principal on a pro rata basis.]
*** [Note: If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments for such floating rate tranche.]
The issuing entity will pay interest on and principal of the notes on the [_] day of each month (or, if the [_] day is not a business day, the next business day).  The first payment date, which is the first expected distribution date for purposes of Item 1102(g) of Regulation AB, will be [___], 20[_].
The notes will not be listed on any securities exchange.  Currently, there is no public market for the notes.
We expect that delivery of the notes, in book-entry form, will be made to investors through The Depository Trust Company against payment in immediately available funds, on or about [___], 20[_].
In determining that the issuing entity is not required to register as an investment company under the Investment Company Act of 1940, as amended, the issuing entity will be relying on its failure to meet the definitional requirements of the defined term “investment company” under [Section 3(a)(1)] of the Investment Company Act of 1940, as amended, although additional exemptions or exclusions may be applicable.  The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Joint Bookrunners
[___]	[___]	[___]
Co-Managers
[___]	[___]
[___], 20[_]

TABLE OF CONTENTS
Page
Summary of Transaction	4
Summary of Monthly Deposits to and Withdrawals from Accounts	5
Summary of Monthly Distributions of Available Amounts	6
Summary of Terms	7
[Summary of Risk Factors]*	27
Risk Factors	30
Defined Terms	51
Overview of the Transaction	51
The Issuing Entity	52
Formation	52
Property of the Issuing Entity	53
Capitalization of the Issuing Entity	54
The Depositor	55
The Sponsor, Administrator and Servicer	56
General	56
Securitization Experience	57
Servicing Experience	57
Credit Risk Retention	57
Reallocation Requests	61
Affiliations and Related Transactions	61
The Owner Trustee and the Indenture Trustee	61
Asset Representations Reviewer	63
General	63
Fees and Expenses	63
Resignation and Removal	63
Indemnity and Liability	64
The Vehicle Trust and the Vehicle Trustee	64
General	64
The UTI Beneficiary	65
The Vehicle Trustee	66
Lease Origination and the Titling of Leased Vehicles	68
BMW FS’ Lease Financing Program	69
General	69
Underwriting	69
Servicing	70
Electronic Contracts and Electronic Contracting	71
Physical Damage and Liability Insurance; Additional Insurance Provisions	71
Contingent and Excess Liability Insurance	72
Leased Vehicle Maintenance	72
Remarketing	73
End of Lease Term; Vehicle Disposition	73
Extensions and Pull-Ahead Program	74
The 20[_]-[_] SUBI	75
General	75
Transfers of the SUBI Certificate	75
The Specified Leases	76
General	76
Representations, Warranties and Covenants	78
Characteristics	79
Composition of the Specified Leases as of the Cutoff Date	80
Determination of Residual Values	89
Calculation of the Securitization Value of the Specified Leases	90

iii

Delinquencies, Repossessions and Loss Information	91
Static Pools	93
Asset-Level Data for the Specified Leases	93
Pool Underwriting	94
Review of Pool Assets	94
Description of the Notes	95
General	95
Interest	96
Principal	101
Events of Default	103
Repurchase and Reallocation Obligations	104
Asset Representations Review	104
Dispute Resolution for Reallocation Request	107
Notices	109
Governing Law	109
Definitive Securities	109
Book-Entry Registration	110
Payments on the Notes	112
Determination of Available Funds	113
Priority of Payments	113
The Certificates	115
Credit Enhancement	115
Overcollateralization	115
Reserve Fund	115
Excess Cashflow	116
Subordination of Principal and Interest	116
[Cash Deposits]	117
Maturity, Prepayment and Yield Considerations	117
Weighted Average Lives of the Notes	117
Note Factors	130
Use of Proceeds	130
Where You Can Find More Information About Your Notes	130
Description of the Transaction Documents	131
Transfer, Assignment and Pledge of the SUBI Certificate	131
Representations and Warranties	131
Accounts	132
Collections	134
Advances	134
Servicing Compensation	135
Net Deposits	135
Optional Purchase	135
Termination	136
Investor Communications	136
Sales Proceeds and Termination Proceeds	137
Realization Upon Charged-off Leases	138
Notification of Liens and Claims	138
The Indenture	138
The Owner Trustee and the Indenture Trustee	144
Duties of the Owner Trustee and the Indenture Trustee	144
Fees and Expenses	146
Servicing Procedures	146
Custody of Lease Documents and Certificates of Title	147
Statements to Trustees and the Issuing Entity	147
Statements to Noteholders	148
Evidence as to Compliance	149
Certain Matters Regarding the Servicer	150

iv

Servicer Defaults	150
Rights Upon Servicer Default	151
Insolvency Event	152
Administration Agreement	152
Amendment	153
Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates	155
[The [Swap][Cap] Agreement]	155
[Termination Date]	156
Modifications and Amendment of the [Swap][Cap] Agreement	156
Default Under the Swap Agreement	157
Termination Events	157
Early Termination of the [Swap][Cap] Agreement	157
[Swap/Cap Counterparty(ies)]	158
Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI	158
The Vehicle Trust	158
The 20[_]-[_] SUBI	159
Insolvency-Related Matters	160
Dodd Frank Orderly Liquidation Framework	161
Certain Legal Aspects of the Specified Leases and the Specified Vehicles	164
General	164
Back-up Security Interests	164
Vicarious Tort Liability	165
Repossession of Specified Vehicles	166
Deficiency Judgments	166
Consumer Protection Laws	167
Other Limitations	168
Legal Proceedings	168
Material U.S. Federal Income Tax Considerations	168
Tax Characterization of the Issuing Entity	170
Partnership Audit Rules	170
Treatment of the Notes as Debt	170
Tax Considerations for U.S. Note Owners	171
Possible Alternative Characterization	173
Tax Status of the Vehicle Trust	174
Tax Considerations for Non-U.S. Note Owners	174
FATCA Withholding	175
Information Reporting and Backup Withholding	176
State and Local Tax Considerations	176
ERISA Considerations	176
Ratings of the Notes	178
Plan of Distribution	178
European Economic Area	180
United Kingdom	180
Requirements for Certain European and United Kingdom Regulated Investors and Affiliates	181
Legal Opinions	182
Index of Principal Terms	183

APPENDIX A	-	Static Pool Information	Ap-A-1
APPENDIX B	-	Assumed Cashflows	Ap-B-1
ANNEX A	-	Global Clearance, Settlement and Tax Documentation Procedures	A-1

v

Important Notice About Information Presented in this Prospectus
We have started with an introductory section describing the issuing entity and the notes in abbreviated form, followed by a more complete description of the terms.  The introductory section is the Summary of Terms, which gives a brief introduction to the notes to be offered.
Cross-references are included in this prospectus, which direct you to more detailed descriptions of a particular topic.  You can also find references to key topics in the Table of Contents beginning on page ii of this prospectus.  The information set forth in Appendix A, Appendix B and Annex A is deemed to be a part of this prospectus.
The Securities and Exchange Commission allows us to “incorporate by reference” information filed with it by the issuing entity or by BMW Auto Leasing LLC on behalf of the issuing entity, which means that we can disclose important information to you by referring you to those documents.  BMW Auto Leasing LLC has met the registrant requirements of General Instruction I.A.1 of Form SF-3.  The information incorporated by reference is considered to be part of this prospectus.  Information that we file later with the Securities and Exchange Commission will automatically update the information in this prospectus.  In all cases, you should rely on the later information over different information included in this prospectus.  We incorporate by reference any current reports on Form 8-K filed with the Securities and Exchange Commission by or on behalf of the issuing entity before the termination of the offering of the notes, as well as the asset-level data and related documents included as exhibits to any Form ABS-EE filed by BMW Auto Leasing LLC on behalf of the issuing entity prior to the filing of this prospectus.
In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus.  We and the underwriters have not authorized anyone to provide you with any other information.  If you receive any other information, you should not rely on it.
We and the underwriters are offering to sell the notes only in places where offers and sales are permitted.
You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
Whenever we use words like “intends,” “anticipates” or “expects” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future.  Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate.  Any forward-looking statements, including under “Ratings of the Notes,” “The Sponsor, Administrator and Servicer—Securitization Experience,” “BMW FS’ Lease Financing Program,” “Weighted Average Lives of the Notes” and “Appendix B” in this prospectus speak only as of the date of this prospectus.  We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement, except as and to the extent required by the federal securities laws.
[Notice to Investors: United Kingdom
This prospectus may only be communicated or caused to be communicated in the United Kingdom (the “UK”) to (i) persons having professional experience in matters relating to investments and qualifying as investment professionals under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) persons falling within Article 49(2)(a)-(d) (High net worth companies, unincorporated associations etc.) of the Order or (iii) any other person to whom this prospectus may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This prospectus must not be acted on or relied on in the UK by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus relates, including the notes, is available in the UK only to Relevant Persons and will be engaged in, in the UK, only with Relevant Persons.
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any UK retail investor in the UK. For these purposes, a “UK retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of the domestic law of the UK by virtue of the European

Union (Withdrawal) Act 2018 (as amended, the “EUWA”) and as amended; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA (such rules or regulations, as amended) to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the EUWA and as amended; or (iii) not a qualified investor, as defined in Article 2 of Regulation (EU) 2017/1129, as it forms part of the domestic law of the UK by virtue of the EUWA (as amended, the “UK Prospectus Regulation”).  Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of the domestic law of the UK by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to UK retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any UK retail investor in the UK may be unlawful under the UK PRIIPs Regulation.
This prospectus is not a prospectus for the purposes of the UK Prospectus Regulation.
[If any class of notes has a final scheduled payment date falling less than one year after the closing date, the notes of such class have not been and will not be offered in the UK or to any UK person, and no proceeds of such class of notes will be received in the UK.]]
[Notice to Investors: European Economic Area
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any EU retail investor in the European Economic Area (the “EEA”). For these purposes, an “EU retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client, as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor, as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”).  Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to EU retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any EU retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.
This prospectus is not a prospectus for the purposes of the EU Prospectus Regulation.]
[Notice to Residents of Canada
In Canada, the notes may be sold only to purchasers in the Provinces of Alberta, British Columbia, Ontario and Quebec purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain Provinces or Territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendments thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s Province or Territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s Province or Territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.]

Copies of the Documents
If you have received a copy of this prospectus, you may request a copy of any information that we have incorporated by reference in this prospectus, excluding any exhibit to such information unless such exhibit is specifically incorporated by reference in that information, at no cost by contacting BMW Auto Leasing LLC at the following address or telephone number: BMW Auto Leasing LLC, c/o BMW Financial Services NA, LLC, 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677; telephone: (201) 307-4000.  Copies of these materials can also be obtained electronically through the SEC’s internet website (www.sec.gov).

Summary of Transaction
This chart provides only a simplified overview of the relations between the key parties to the transaction.  Refer to this prospectus for a further description.

•	The special unit of beneficial interest, or SUBI, represents a beneficial interest in specific Vehicle Trust Assets.
•	The SUBI represents a beneficial interest in a pool of closed-end BMW vehicle leases and the related BMW leased vehicles.

Summary of Monthly Deposits to and Withdrawals from Accounts

This chart provides only a simplified overview of the monthly flow of funds.  Refer to this prospectus for a further description.

Summary of Monthly Distributions of Available Amounts
(Prior to an Acceleration of the Maturity of the Notes)*

SUBI COLLECTION ACCOUNT
1st
SERVICER
(Servicing Fee and Servicer advance reimbursements)
2nd
OWNER TRUSTEE, INDENTURE TRUSTEE AND ASSET REPRESENTATIONS REVIEWER
(unpaid fees, costs, expenses and indemnification due and owing in an amount not to exceed $[____])
in any calendar year)
3rd
[CLASS A] NOTEHOLDERS [AND SWAP COUNTERPARTY]
([pro rata, based on the aggregate principal amount of the [Class A] Notes and the amount of any swap termination payment and swap payment due and payable pursuant to this class, (i)] [to the [Class A Noteholders, accrued interest on the Class A Notes[, (ii) to the Swap Counterparty, certain swap termination payments and other amounts due under the swap agreement]]])
(first to the Class A-1 Notes until paid in full, second to the Class A-2a Notes and the Class A-2b Notes, pro rata until paid in full, third to the Class A-3 Notes until paid in full and fourth to the Class A-4 Notes until paid in full and fifth to the Class B Notes until paid in full)
4th
NOTEHOLDERS
(First Priority Principal Distribution Amount)
5th
CLASS B NOTEHOLDERS
(accrued and unpaid interest on the Class B Notes for the related interest accrual period)
(first to the Class A-1 Notes until paid in full, second to the Class A-2a Notes and the Class A-2b Notes, pro rata until paid in full, third to the Class A-3 Notes until paid in full and fourth to the Class A-4 Notes until paid in full and fifth to the Class B Notes until paid in full)
6th
NOTEHOLDERS
(Second Priority Principal Distribution Amount)
7th
RESERVE ACCOUNT
(amount, if any, necessary to satisfy the Reserve Fund Requirement)
8th
NOTEHOLDERS
(Regular Principal Distribution Amount)
(first to the Class A-1 Notes until paid in full, second to the Class A-2a Notes and the Class A-2b Notes, pro rata until paid in full, third to the Class A-3 Notes until paid in full and fourth to the Class A-4 Notes until paid in full and fifth to the Class B Notes until paid in full)
9th
OWNER TRUSTEE, INDENTURE TRUSTEE[, SWAP COUNTERPARTY] AND ASSET REPRESENTATIONS REVIEWER
(any unpaid fees, costs, expenses and indemnification amounts due and owing)
10th
CERTIFICATEHOLDER
(any remaining amounts)

This chart provides only a simplified overview of the monthly flow of funds.  Refer to this prospectus for a further description.
[* The number of classes of notes and payment priorities are for illustrative purposes only.  In a particular transaction the number of classes and payment priorities of any class of notes may differ.]

Summary of Terms
The following summary contains a brief description of the terms of the offering of the notes.  You will find a more detailed description following this summary.  You should carefully read and consider this entire document, including any documents incorporated by reference herein, to understand all of the terms of the offering of the notes before making your investment decision.
RELEVANT PARTIES
Issuing Entity	BMW Vehicle Lease Trust 20[_]-[_], which we refer to as the “issuing entity,” is a Delaware statutory trust. The issuing entity will be established by the trust agreement.
Depositor	BMW Auto Leasing LLC. The depositor’s address and phone number are c/o BMW Financial Services NA, LLC, 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677 and (201) 307-4000.
Sponsor, Seller, Servicer and Administrator	BMW Financial Services NA, LLC, which we refer to as “BMW FS.” The sponsor’s address and phone number are 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677 and (201) 307‑4000.
Indenture Trustee	[___].
Securities Intermediary	[___].
Owner Trustee	[___].
Originator and Vehicle Trust (and issuing entity with respect to the SUBI Certificate)	Financial Services Vehicle Trust, a Delaware statutory trust.
Vehicle Trustee	BNY Mellon Trust of Delaware.
UTI Beneficiary	BMW Manufacturing L.P.
Asset Representations Reviewer	[______].
[Swap Counterparty
[If applicable the swap counterparty will be identified in the prospectus and the applicable disclosure regarding the swap counterparty’s name, organizational form and the general character of its business will be included.1]

[Cap Counterparty
[If applicable the cap counterparty will be identified in the prospectus and the applicable disclosure regarding the cap counterparty’s name, organizational form and the general character of its business will be included].

RELEVANT AGREEMENTS
Indenture	The indenture between the issuing entity and the indenture trustee. The indenture provides for the terms of the notes.
Trust Agreement	The trust agreement, as amended and restated, between the depositor and the owner trustee. The trust agreement governs

1 [Any financial information required to be disclosed by the terms of Item 1115(b) of Regulation AB will be included in this prospectus, as described under “The [Swap][Cap] Agreement.”]

the creation of the issuing entity and provides for the terms of the certificates.
Servicing Agreement
Collectively, the servicing agreement between the servicer and the vehicle trust, as supplemented by the servicing supplement thereto among the vehicle trust, the UTI Beneficiary and the servicer.  The servicing agreement governs the servicing of the specified leases and the specified vehicles by the servicer.

Administration Agreement
The administration agreement among the administrator, the depositor, the issuing entity and the indenture trustee.  The administration agreement governs the provision of reports by the administrator and the performance by the administrator of other administrative duties for the issuing entity.

SUBI Trust Agreement
Collectively, the vehicle trust agreement, as amended and restated, between BMW Manufacturing L.P. and the vehicle trustee, which governs the vehicle trust, and the SUBI supplement thereto between BMW Manufacturing L.P. and the vehicle trustee, under which the SUBI certificate is issued to BMW Manufacturing L.P.

SUBI Certificate Transfer Agreement	The SUBI certificate transfer agreement between BMW Manufacturing L.P. and the depositor, under which the SUBI certificate is conveyed to the depositor.
Issuer SUBI Certificate Transfer Agreement
The issuer SUBI certificate transfer agreement between the depositor and the issuing entity, under which the depositor’s right, title and interest in the SUBI certificate is transferred to the issuing entity.

Asset Representations Review Agreement	The asset representations review agreement among the issuing entity, the servicer and the asset representations reviewer.
[Swap Agreement	The swap agreement between the issuing entity and the swap counterparty.]
[Interest Rate Cap Agreement	The interest rate cap agreement between the issuing entity and the cap counterparty.]
RELEVANT DATES
Closing Date	Expected to be on or about [___], 20[_].
Cutoff Date
The cutoff date for the pool of closed-end BMW leases allocated to the 20[_]-[_] SUBI, which are referred to herein as the “specified leases,” and for the related BMW leased vehicles, which are referred to herein as the “specified vehicles,” is the close of business on [___], 20[_].  The issuing entity will be entitled to all collections in respect of the specified leases and related specified vehicles received after the cutoff date.

Collection Period
For any payment date other than the first payment date, the month immediately preceding the month in which the related payment date occurs.  The collection period for the [___] 20[_] payment date will begin on [___], 20[_] and end on [___], 20[_].

Payment Dates
The issuing entity will pay interest on and principal of the notes on the [_] day of each month using amounts received from collections on the specified leases and specified vehicles during the immediately preceding collection period, together with other amounts available for such purpose on deposit in the reserve fund, after payment of certain amounts due to the servicer, the indenture trustee, the owner trustee and the asset representations reviewer.  If the [_] day of the month is not a business day, payments on the notes will be made on the next business day.  The date that any payment is made is called a payment date.  The first payment date is expected to be [___], 20[_].

Final Scheduled Payment Dates	The final principal payment for each class of notes is due and payable on the applicable final scheduled payment date specified on the front cover of this prospectus.
Expected Final Payment Dates
The final principal payment for each class of notes is expected to be made on the applicable expected final payment date specified on the front cover of this prospectus.  However, due to a variety of factors described herein, there can be no assurance that your class of notes will not actually be paid in full on an earlier or on a later payment date.  We refer you to “Risk Factors” in this prospectus for discussions of certain of these factors.

Record Date
So long as the notes are in book-entry form, the issuing entity will make payments on the notes to the related holders of record at the close of business on the business day immediately preceding the payment date or redemption date, as applicable.  If the notes are issued in definitive form, the record date will be the last business day of the month preceding the month in which the payment date or redemption date, as applicable, occurs.

DESCRIPTION OF THE ASSETS OF THE ISSUING ENTITY
Assets
The primary asset of the issuing entity will consist of the SUBI certificate, which represents the beneficial interest in the specified leases, specified vehicles and related assets, including the right to receive monthly payments under such leases and the amounts realized from sales of the related leased vehicles, together with amounts in certain segregated accounts, including the reserve fund.
The statistical information presented in this prospectus relates to [a][two] pool[s] of specified leases and the related specified vehicles[, in each case,] as of the cutoff date.  [The smaller pool of specified leases and the related specified vehicles presented in this prospectus relates to the offering of notes having an aggregate initial principal amount of $[___].  The larger pool of specified leases and the related specified vehicles presented in this prospectus relates to the offering of notes having an aggregate initial principal amount of $[___].]
As of the cutoff date, [if the aggregate initial principal amount of the notes is $[___],] the specified leases had the following characteristics:

•         the number of specified leases was [_];
•          the aggregate securitization value of the specified leases, discounted using the securitization rate, was $[_];
•         the aggregate residual value of the specified leases being financed, discounted using the securitization rate, was $[_] (which is approximately [_]% of the aggregate securitization value);
•          the weighted average original term to maturity of the specified leases was [_] months; and
•          the weighted average remaining term to maturity of the specified leases was [_] months.

[As of the cutoff date, if the aggregate initial principal amount of the notes is $[___], the specified leases had the following characteristics:

•         the number of specified leases was [_];
•        the aggregate securitization value of the specified leases, discounted using the securitization rate, was $[_];
•          the aggregate residual value of the specified leases being financed, discounted using the securitization rate, was $[_] (which is approximately [_]% of the aggregate securitization value);
•         the weighted average original term to maturity of the specified leases was [_] months; and
•         the weighted average remaining term to maturity of the specified leases was [_] months.]

BMW FS does not consider any of the specified leases to be exceptions to its underwriting standards.
For more information regarding BMW FS’ underwriting standards, see “BMW FS’ Lease Financing Program—Underwriting” in this prospectus.
The securitization value of the specified leases will equal the sum of (i) the present value of the remaining monthly payments payable under the specified leases and (ii) the present value of the residual values of the related specified vehicles, each determined using a discount rate equal to the securitization rate.  The residual value of each specified vehicle will be the lesser of (x) the residual value as determined by the Automotive Lease Guide at the time the related lease was originated and (y) the residual value as provided by the Automotive Lease Guide for [___] 20[_].  The “securitization rate” for any specified lease and the related specified vehicle, is an annualized rate that is the greater of (a) the imputed interest rate for such lease and (b) a discount rate of [_]%.

Review of Pool Assets	In connection with the offering of the notes, the depositor has performed a review of the specified leases and certain disclosure in this prospectus relating to the specified leases and certain asset-level data disclosures incorporated by reference into this prospectus, and has concluded that it has reasonable assurance that such disclosure is accurate in all material respects, as described under “Review of Pool Assets” below.

As described in “BMW FS’ Lease Financing Program—Underwriting,” under BMW FS’ origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by one or more BMW FS credit representatives or by a credit manager with appropriate approval authority.  The BMW FS credit representative or credit manager reviews each application forwarded to it for review through the use of a system of rules and scorecards, including an evaluation of the customer demographics, income and collateral, review of a credit bureau report, use of internet verification tools and a review of the applicant’s credit score based on a combination of such applicant’s credit bureau score and BMW FS’ own internal credit scoring process.
[If the aggregate initial principal amount of the notes is $[___],] [_] of the specified leases, having an aggregate securitization value of approximately $[_] as of the cutoff date (approximately [_]% of the aggregate securitization value of the specified leases as of the cutoff date), were automatically approved.  [If the aggregate initial principal amount of the notes is $[___], [_] of the specified leases, having an aggregate securitization value of approximately $[_] as of the cutoff date (approximately [_]% of the aggregate securitization value of the specified leases as of the cutoff date), were automatically approved.]  [No] completed applications for the specified leases were automatically rejected.  [None] of the specified leases were originated with exceptions to BMW FS’ underwriting guidelines.  We refer you to “Pool Underwriting” in this prospectus for more information.
[If any specified lease added to an asset pool would be an exception to the underwriting guidelines, the applicable prospectus will set forth the nature of such exception and data on the number of such lease contracts.]

The SUBI Certificate
On the closing date, the vehicle trust will issue a special unit of beneficial interest, which is also called a SUBI, which will constitute a beneficial interest in the specified leases and the related specified vehicles.
The SUBI certificate will evidence a beneficial interest in the SUBI assets, and not a direct ownership interest in those SUBI assets. The SUBI assets are the specified leases and specified vehicles. By holding the SUBI certificate, the issuing entity will be entitled to receive an amount equal to all payments made in respect of the SUBI assets.

The SUBI certificate will be transferred to the issuing entity on the closing date. The SUBI certificate is not being offered to you under this prospectus.
The SUBI certificate will not evidence an interest in any vehicle trust assets other than the SUBI assets, and payments made on or in respect of all other vehicle trust assets will not be available to make payments on the notes or the certificates.
For more information regarding the issuing entity’s property, see “The Issuing Entity—Property of the Issuing Entity,” “The 20[_]-[_] SUBI” and “The Specified Leases” in this prospectus.

Removal of Pool Assets
The servicer may be required to reallocate from the 20[_]-[_] SUBI certain specified leases and specified vehicles if, among other things, (i) there is a breach of the representations and warranties relating to those specified leases or specified vehicles and such breach materially and adversely affects the interests of the issuing entity and such breach is not timely cured or (ii) the servicer extends a specified lease so that it matures later than the last day of the collection period preceding the final scheduled payment date of the Class [_] Notes.  In addition, the servicer may purchase any specified vehicle for which the related specified lease has reached its maturity date.

For more information regarding the representations and warranties made with respect to the specified leases and specified vehicles, and the remedies for breaches of such representations and warranties, see “The Specified Leases—General” and “—Representations, Warranties and Covenants” in this prospectus.

Asset Representations Review
The asset representations reviewer will perform a review of certain specified leases for compliance with certain representations made with respect to such specified leases if:
•    a delinquency trigger for the specified leases is reached; and
•    the required amount of noteholders vote to direct the review.
The asset representations reviewer is not and will not be affiliated with any of the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the sponsor or any underwriter to perform, pre-closing due diligence work on the specified leases.
For more information regarding the asset representations review see “Description of the Notes—Asset Representations Review” in this prospectus.

Reallocation Dispute Resolution	If a request is made for the reallocation of a specified lease due to a breach of a representation or warranty, and the request is not resolved within 180 days of receipt by BMW FS of such request, the party submitting the request will have the right to refer the matter to either arbitration or mediation.
For more information regarding the dispute resolution procedures, see “Description of the Notes—Dispute Resolution for Reallocation Requests” in this prospectus.

Credit Risk Retention
The risk retention regulations in Regulation RR of the Securities Exchange Act of 1934, as amended, require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the specified leases.  The sponsor intends to satisfy its obligation to retain credit risk by causing the depositor, its wholly-owned affiliate, to retain [the certificates] [and] [[the Class B Notes [and] [[__]% of each class of notes].  [The certificates represent the right to all funds not needed to make required payments on the notes, pay fees and expenses of the issuing entity or make deposits to the reserve fund on each payment date.]
[The depositor's retention of [__]% of each class of notes represents a vertical interest in this securitization transaction.][The depositor’s retention of [the Class B Notes and] the certificates represents a first-loss interest in this securitization transaction].
None of the sponsor, the depositor or any of their affiliates may hedge, sell or transfer the required retention except to the extent permitted by Regulation RR.]
For more information regarding the risk retention regulations and the sponsor’s method of compliance with those regulations, see “Credit Risk Retention” in this prospectus.
[The transaction described in this prospectus has not been structured with the objective of enabling or facilitating compliance by any person with the risk retention, due diligence, transparency or other requirements of: (i) Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (as amended, the “EU Securitization Regulation”) or (ii) Regulation (EU) 2017/2402 as it forms part of the domestic law of the United Kingdom (the “UK”) by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”), as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 (and as further amended, the “UK Securitization Regulation”). Consequently, the notes may not be a suitable investment for investors who are subject to the EU Securitization Regulation or the UK Securitization Regulation.  See “Risk Factors––Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction—The notes may not be a suitable investment for investors subject to the EU Securitization Regulation or the UK Securitization Regulation” and “Plan of Distribution—Requirements for Certain European and United Kingdom Regulated Investors and Affiliates.”]

DESCRIPTION OF THE NOTES

General
The notes consist of:
•    the Class A-1 Notes;
•    the Class A‑2a Notes and the Class A-2b Notes (the “Class A-2 Notes”);
•    the Class A-2b Notes;
•    the Class A-3 Notes;
•    the Class A-4 Notes; and
•    the Class B Notes.
The Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes are referred to collectively as the “Class A Notes.”
[The issuing entity will issue asset-backed notes with an aggregate initial principal amount of $[___] or $[___].] The initial principal amount of each class of notes is specified on the front cover of this prospectus[, except that the allocation of the initial principal amount of the Class A-2a Notes and the Class A-2b Notes will be determined on the day of pricing of the notes offered hereunder].  [If the aggregate initial principal amount of the notes is $[___], t][T]he depositor expects that the initial principal amount of the Class A-2b Notes will not exceed $[___]. [If the aggregate initial principal amount of the notes is $[___], the depositor expects that the initial principal amount of the Class A-2b Notes will not exceed $[___].]
[The sponsor will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction—Risks associated with unknown aggregate initial principal amount of the notes.”]
[All or a portion of one or more classes of the notes may be retained by the depositor or an affiliate of the depositor on the closing date.]
The issuing entity will also issue certificates representing the equity interest in the issuing entity.  The certificates will initially be held by the depositor.
The depositor currently does not expect to sell the certificates [or the Class [_] Notes], but may do so, to the extent permitted by Regulation RR.  The certificates [and the Class [_] Notes] are not being offered to you by this prospectus.  Any information in this prospectus relating to the certificates is presented solely to provide you with a better understanding of the notes.

Terms of the Notes
In general, noteholders will receive payments of interest and principal on the notes from the issuing entity only to the extent that collections from the issuing entity’s assets are sufficient to make those payments.  Collections from the issuing entity’s assets will be divided among the classes of notes in specified proportions.  The issuing entity will pay interest and principal on each payment date to noteholders of record as of the record date preceding such payment date.
The Class A Notes will be the “controlling class” under the indenture while any Class A Notes are outstanding.  After the Class A Notes have been paid in full, the Class B Notes will be the controlling class.

Interest.  The interest rate for each class of notes (other than the Class A-2b Notes) will be a fixed rate, as set forth on the cover of this prospectus.  The interest rate for the Class A-2b Notes will be a floating rate equal to the applicable benchmark plus the spread set forth on the cover page of this prospectus.  As of the closing date, the benchmark will be [the SOFR Rate]; however, the benchmark may change following the occurrence of a Benchmark Transition Event (as defined under “Description of the Notes–Interest”).  See “Description of the Notes–Interest” in this prospectus.

The Class A-1 Notes and the Class A-2b Notes will accrue interest on an actual/360 basis from (and including) a payment date to (but excluding) the next payment date, except that the first interest accrual period for the Class A-1 Notes and the Class A-2b Notes will be from (and including) the closing date to (but excluding) the first payment date.  This means that the interest due on each of the Class A-1 Notes and the Class A-2b Notes on each payment date will be the product of:

• the outstanding principal amount of such class of notes;
• the related interest rate; and

•         the actual number of days from (and including) the previous payment date (or, in the case of the first payment date, the actual number of days from (and including) the closing date) to (but excluding) the current payment date, divided by 360.

[If the sum of the applicable benchmark and the spread set forth on the front cover of this prospectus is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2b Notes for such interest accrual period will be deemed to be 0.00%.  For a description of how interest will be calculated on the Class A-2b Notes, see “Description of the Notes—Interest” in this prospectus.]
[Note: For illustrative purposes, this prospectus contemplates that the Class A-2b Notes will accrue interest at a floating rate based on the SOFR Rate, as described under “Description of the Notes—Payments of Interest” in this prospectus. In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on a different index.  If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments for such floating rate notes.]

The Class A-2a Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes will accrue interest on a 30/360 basis from (and including) the [__] day of the calendar month preceding a payment date to (but excluding) the [_] day of the calendar month in which the payment date occurs, except that the first interest accrual period for the Class A-2a Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes will be from (and including) the closing date to (but excluding) [___], 20[_]. This means that the interest due on each of the Class A-2a Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes on each payment date will be the product of:

• the outstanding principal amount of such class of notes;
• the related interest rate; and
• 30 (or, in the case of the first payment date, the number of days from (and including) the closing date to (but excluding) [___], 20[_] (assuming a 30-day calendar month)) divided by 360.

Each class of notes will be entitled to interest at the same level of priority with all other classes of notes.  If the noteholders of any class of notes do not receive all interest owed to them on a payment date, the issuing entity will make payments of interest on later payment dates to make up the shortfall, together with interest on those amounts at the related interest rate, to the extent lawful and to the extent funds from specified sources are available to cover the shortfall.  If the full amount of interest due on the controlling class of notes is not paid within five business days of a payment date, an event of default also will occur which may result in acceleration of the notes.

Principal.  The issuing entity generally will pay principal sequentially to the earliest maturing class of Class A Notes then outstanding until that class is paid in full  (and principal of the Class A-2a Notes and the Class A-2b Notes will be paid pro rata, based on the outstanding principal amount of those classes of notes, until each such class is paid in full), and then to the Class B Notes, until the Class B Notes are paid in full.
[NOTE: This priority of principal payments is for illustrative purposes only.  More, different or fewer classes of notes may pay principal pro rata with another class, or all of the classes may pay principal sequentially.]

Priority of Payments
On each payment date prior to the acceleration of the notes, the issuing entity will pay the following amounts, in the following order of priority, from amounts collected or received in respect of the SUBI assets during the related collection period and, in the event of a shortfall in making the payments described in clauses 1 through [5], from amounts withdrawn from the reserve fund:

1. to the servicer, the related payment date advance reimbursement;
2. to the servicer, the related servicing fee and all unpaid servicing fees from prior collection periods;

3.        to the indenture trustee (in each of its capacities under the transaction documents), the owner trustee and the asset representations reviewer, the amount of any unpaid fees, costs, expenses and indemnification amounts due and owing to each such party, pro rata, based on amounts due and owing to each such party, in an aggregate amount not to exceed $[_] in any calendar year;

4.          [pro rata, based on the aggregate outstanding principal amount of the Class A Notes and the amount of any unpaid swap termination payment and swap payment due and owing to the swap counterparty under this clause (3): (i) t][T]o the note distribution account, for distribution to the noteholders of the Class A Notes, accrued interest on the Class A Notes [, (ii) to the swap counterparty, the amount of any unpaid termination payment due and owing to the swap counterparty under the swap agreement due to a swap termination resulting from a payment default by the issuing entity or the insolvency of the issuing entity; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Class A Noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid, and (iii) to the swap counterparty, the amount of interest at [____]% due and owing to the swap counterparty under the swap agreement];

5.      to the note distribution account, the “first priority principal distribution amount,” which will generally be an amount equal to the excess of:
•         the aggregate outstanding principal amount of the Class A Notes as of the preceding payment date (after giving effect to any principal payments made on the notes on that preceding payment date); minus
•         the aggregate securitization value of the specified leases as of the last day of the related collection period;
which amount will be allocated to pay principal on the Class A Notes in the order of priority set forth under “—Distributions from the Note Distribution Account” and “—Acceleration of the Notes; Change in Priority of Payments upon Acceleration of the Notes” below;

6. to the note distribution account, for distribution to the Class B Notes, the accrued interest on the Class B Notes,

7.       to the note distribution account, the “second priority principal distribution amount”, which will generally be an amount equal to (i) the excess of:
•         the aggregate outstanding principal amount of the Class A Notes and Class B Notes as of the preceding payment date (after giving effect to any principal payments made on the notes on that preceding payment date); minus

•        the aggregate securitization value of the specified leases as of the last day of the related collection period; minus
(ii) the first priority principal distribution amount; which amount will be allocated to pay principal on the Class B Notes in the order of priority set forth under “—Distributions from the Note Distribution Account” and “—Acceleration of the Notes; Change in Priority of Payments upon Acceleration of the Notes” below;

8.      to the reserve fund, the amount, if any, necessary to cause the amount on deposit in the reserve fund to equal the reserve fund requirement, which will be equal to at least [_]% of the aggregate securitization value of the specified leases as of the cutoff date or, on any payment date occurring on or after the date on which the aggregate principal amount of the notes has been reduced to zero, zero;

9.      to the note distribution account, the “regular principal distribution amount,” which will generally be an amount equal to the excess of:
•        the aggregate outstanding principal amount of the notes as of the preceding payment date (after giving effect to any principal payments made on the notes on that preceding payment date); minus
•         the excess of (i) the aggregate securitization value of the specified leases as of the last day of the related collection period, minus (ii) the overcollateralization target amount (as described below);
provided, that such amount will be reduced by any amounts previously deposited in the note distribution account pursuant to clauses (5) and (7) above, and which amount will be allocated to pay principal on the notes in the order of priority set forth under “—Distributions from the Note Distribution Account” and “—Acceleration of the Notes; Change in Priority of Payments upon Acceleration of the Notes” below;

10.     to the indenture trustee (in each of its capacities under the transaction documents), the owner trustee[, the swap counterparty] and the asset representations reviewer, the amount of any fees, costs, expenses and indemnification amounts due to each such party and remaining unpaid as a result of the cap set forth in clause (3) above [and any unpaid swap termination payments due and owing to the swap counterparty and remaining unpaid under clause (4)(ii) above], pro rata, based on amounts due and owing to each such party; and

11. to the holders of the certificates, any remaining amounts.
On the final scheduled payment date of each class of notes, the amount required to be allocated to the note distribution account will include the amount necessary to reduce the outstanding principal amount of that class of notes to zero.
The “overcollateralization target amount” is equal to [(i)] with respect to each payment date [on or prior to the date on which the outstanding principal amount of the Class A-2 Notes is paid in full,] [_]% of the aggregate securitization value of the specified leases as of the cutoff date [and (ii) with respect to each payment date after the date on which the outstanding principal amount of the Class A-2 Notes is paid in full, [_]% of the aggregate securitization value of the specified leases as of the cutoff date].

Distributions from the Note Distribution Account	From deposits made to the note distribution account, the issuing entity will pay principal on the notes in the following order of priority on each payment date prior to the acceleration of the notes:

•         to the Class A-1 Notes until they are paid in full;
•       to the Class A-2a Notes and the Class A-2b Notes, pro rata, based on the outstanding principal amounts of those classes of notes, until each such class is paid in full;
•          to the Class A-3 Notes until they are paid in full;
•          to the Class A-4 Notes until they are paid in full; and
•          to the Class B Notes until they are paid in full.

Acceleration of the Notes; Change in Priority of Payments upon Acceleration of the Notes
Following the occurrence of any of the following events of default, the indenture trustee may (and, at the written direction of the holders of a majority of the aggregate outstanding principal amount of the controlling class of notes shall) accelerate the notes to become immediately due and payable:

• a default for five days or more in the payment of interest on the [controlling class of] notes;
• a default in the payment of principal of any note on its final scheduled payment date or redemption date;

•         a default in the observance or performance of any covenant or agreement of the issuing entity or breach of any representation or warranty of the issuing entity (that is not cured or eliminated) under the indenture or in connection therewith; or

•         an insolvency or a bankruptcy with respect to the issuing entity;
provided that a delay in or failure of performance referred to under the first bullet point above for a period of 45 days or less, under the second bullet point above for a period of 60 days or less, or under the third bullet point above for a period of 120 days or less, will not constitute an event of default if that failure or delay was caused by a force majeure or other similar occurrence.
See “Payments on the Notes” and “Description of the Transaction Documents—The Indenture—Events of Default; Rights Upon an Event of Default” in this prospectus.

In addition, upon an event of default and acceleration of the notes, the indenture trustee may (subject to the terms of the indenture) liquidate or sell the assets of the issuing entity; provided that, if such event of default is not caused by a failure to pay interest or principal, then at least one of the following conditions must be met:

•        the proceeds of the sale or liquidation of the issuing entity’s assets would be sufficient to repay the noteholders in full;
•        100% of the noteholders of the controlling class consent to such sale or liquidation; or
•         the indenture trustee has determined pursuant to the provisions of the indenture that the assets of the issuing entity will be insufficient to continue to make all required payments of principal and interest on the notes when due and payable, and noteholders holding at least 66-2/3% of the aggregate principal amount of the controlling class of notes outstanding consent to such sale or liquidation.

Following the acceleration of the notes, the issuing entity will reimburse or pay all unpaid fees, costs, expenses and indemnification amounts due and owing to the indenture trustee, the owner trustee and the asset representations reviewer before making any payments to noteholders and without regard to any annual cap on such amounts.
Following the acceleration of the notes, the issuing entity will pay principal first, to the Class A-1 Notes until the Class A-1 Notes are paid in full, second, to the Class A-2a Notes, the Class A-2b Notes, the Class A-3 Notes and the Class A-4 Notes, pro rata, based on the outstanding principal amounts of those classes of notes, until each such class of notes is paid in full, and third, to the Class B Notes until the Class B Notes are paid in full.
Following the occurrence of an event of default that has not resulted in an acceleration of the notes, no change will be made to the priority of payments on the notes described under “—Priority of Payments” above.

Minimum Denominations, Registration, Clearance and Settlement
The notes of each class will be issued in U.S. Dollars in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.  The notes will be issued in book-entry form and will be registered in the name of Cede & Co., as the nominee of The Depository Trust Company, the clearing agency.

Optional Purchase
The servicer may, at its option, purchase the interest in the 20[_]-[_] SUBI evidenced by the SUBI certificate from the issuing entity on any payment date if, either before or after giving effect to any payment of principal required to be made on such payment date, the aggregate outstanding note balance is less than or equal to [_]% of the initial aggregate principal amount of the notes.

We refer you to “Description of the Transaction Documents—Optional Purchase” in this prospectus for more detailed information.
Credit Enhancement
Credit enhancement is intended to protect you against losses and delays in payments on your notes by absorbing credit losses on the specified leases, residual losses on the specified vehicles and other shortfalls in cash flows.  The available credit enhancement is limited.  Losses on the specified leases and specified vehicles in excess of available credit enhancement will not result in a writedown of the principal amounts of the notes.  Instead, if losses on the specified leases and specified vehicles exceed the amount of available credit enhancement, the amount available to make payments on the notes will be reduced to the extent of such losses.
The credit enhancement for the notes will include:

• overcollateralization; • the reserve fund; • excess cashflow; and • in the case of the Class A Notes, subordination of the Class B Notes.

If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See “Risk Factors—Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction—Because the issuing entity has limited assets, there is only limited protection against potential losses,” “—Payment priorities increase risk of loss or delay in payment to certain notes” and “Payments on the Notes” in this prospectus.

Overcollateralization. Overcollateralization represents the amount by which the aggregate securitization value of the specified leases exceeds the aggregate principal amount of the notes outstanding.  Overcollateralization will be available to absorb credit losses on the specified leases and residual losses on the specified vehicles that are not otherwise covered by excess cashflow, if any.  The aggregate securitization value of the specified leases as of the cutoff date is expected to exceed the initial aggregate principal amount of the notes by approximately [_]% of the aggregate securitization value of the specified leases as of the cutoff date.  Clause [9] in the “—Priority of Payments” above results in the application of all remaining funds, including any excess cashflow, to achieve and maintain overcollateralization at the overcollateralization target amount.  This application will result in the payment of more principal on the notes so long as these amounts are available for this purpose.  As the principal amounts of the notes are reduced faster than the reduction in the aggregate securitization value of the specified leases, credit enhancement in the form of additional overcollateralization is created.

Reserve Fund.  As an additional source of credit enhancement, the issuing entity will establish the reserve fund.
On each payment date, the issuing entity will use funds in the reserve fund to cover shortfalls in payments due to the servicer, certain capped fees, costs, expenses and indemnification amounts due to the indenture trustee, the owner trustee and the asset representations reviewer, interest on the notes and the first priority principal distribution amount.
The reserve fund will be funded as follows:
•         on the closing date, the depositor will make an initial deposit to the reserve fund of an amount equal to at least [_]% of the aggregate securitization value of the specified leases as of the cutoff date; and
•        on each payment date, amounts needed to increase the reserve fund balance to the required reserve fund balance will be deposited into the reserve fund after payments of higher priority have been made.
On each payment date, after all required distributions have been made, the amount on deposit in the reserve fund in excess of the reserve fund requirement will be released to the certificateholder.

Excess Cashflow.  The securitization rate, which is used to calculate the aggregate securitization value of the specified leases, is expected to be greater than the sum of (i) the weighted average of the interest rates payable on the notes, (ii) the rate payable to the servicer in respect of servicing compensation and reimbursement, and (iii) the aggregate rate payable to the indenture trustee, the owner trustee and the asset representations reviewer in respect of annual fees [and amounts due to the swap counterparty].  The amount of monthly collections corresponding to the difference between these rates will serve as additional credit enhancement.
For more detailed information about the credit enhancement for the notes, we refer you to “Credit Enhancement” in this prospectus.

Subordination of Principal and Interest.  Payments of interest on the Class B Notes will be subordinated to payments of interest on the Class A Notes and certain other payments on that payment date (including principal payments of the Class A Notes in specified circumstances). No payments of principal will be made on the Class B Notes until the principal of and interest on the Class A Notes has been paid in full.

If an event of default occurs and payment of the notes has been accelerated, no payments of interest or principal will be made on the Class B Notes until the Class A Notes are paid in full. Consequently, the holders of the Class B Notes will incur losses and shortfalls because of delinquencies and losses on the specified leases before the holders of the Class A Notes incur those losses and shortfalls.
While any Class A Notes are outstanding, the failure to pay interest on the Class B Notes will not be an event of default.

[Swap Agreement
On the closing date, the issuing entity will enter into a transaction under a swap agreement with [swap counterparty], as swap counterparty, for the Class A-2b Notes.  Under the swap agreement, on each payment date the swap counterparty will be obligated to pay the to the issuing entity the floating rate of interest for the Class A-2b Notes and the issuing entity will be obligated to pay to the swap counterparty [___]% on the Class A-2b Notes.  Payments under the swap agreement, if any, will be made on a net basis between the issuing entity and the swap counterparty.
If the swap counterparty’s long-term or short-term ratings cease to be at the levels required by [the relevant rating agencies], the swap counterparty will be obligated to assign the swap agreement, provide an eligible guarantee, post collateral or establish other arrangements satisfactory to those rating agencies to secure its obligations under the swap agreement, arrange for an eligible substitute swap counterparty satisfactory to the issuing entity or perform a combination of the aforementioned actions.]

[Interest Rate Cap Agreement
On the closing date, the issuing entity will enter into a transaction under an interest rate cap agreement with [cap counterparty], as cap counterparty, for the Class A-2b Notes  to purchase an interest rate cap that will remain in effect through the payment date in [________].  Under the interest rate cap agreement, the cap counterparty will make payments to the issuing entity if [insert floating rate benchmark] exceeds [__]% during the period the interest rate cap agreement is in effect.
If the cap counterparty’s long-term or short-term ratings cease to be at the levels required by [the relevant rating agencies], the cap counterparty will be obligated to assign the interest rate cap agreement, provide an eligible guarantee, post collateral or establish other arrangements satisfactory to those rating agencies to secure its obligations under the interest rate cap agreement, arrange for an eligible substitute cap counterparty satisfactory to the issuing entity or perform a combination of the aforementioned actions.]

Advances
On or before each deposit date, the servicer (i) is required to advance to the issuing entity lease payments that are due but unpaid by the related user-lessees and (ii) may, at its option, advance to the issuing entity an amount equal to the securitization value of specified vehicles for which the related specified leases have terminated during the related collection period and that the servicer has not sold.  The servicer will not be required to make any advance if it determines that it will not be able to recover an advance from future payments on the related specified lease or specified vehicle.

Servicer Compensation
As compensation for its roles as servicer and administrator, BMW FS will be entitled to receive a servicing fee for each collection period in an amount equal to [_]% per annum of the outstanding aggregate securitization value of the specified leases as of the first day of such collection period[; provided that, in the case of the first payment date, the servicing fee will be an amount equal to the sum of (a) the product of 1/12 and [_]% of the aggregate securitization value of the specified leases as of the cutoff date and (b) the product of 1/12 and [_]% of the aggregate securitization value of the specified leases as of the close of business on [___], 20[_]].  In addition, as additional servicing compensation, the servicer will be entitled to retain any and all expense reimbursements, late payment fees, extension fees, early termination fees, prepayment charges, administrative fees or similar charges received with respect to any specified lease (other than excess wear and tear or excess mileage charges).  The servicing fee will be payable on each payment date from available funds prior to any other distributions.  For more detailed information about additional servicing compensation, we refer you to “Description of the Transaction Documents—Servicing Compensation” in this prospectus.

Trustee Fees and Expenses
Each trustee will be entitled to a fee in connection with the performance of its respective duties under the applicable transaction documents.  The issuing entity will pay (i) the indenture trustee an annual fee equal to $[_] and (ii) the owner trustee an annual fee equal to $[_].  Each trustee will also be entitled to reimbursement or payment by the issuing entity for all costs, expenses and indemnification amounts incurred by it in connection with the performance of its respective duties under the applicable transaction documents.
[The trustee fees and other costs, expenses and indemnities of the trustees will be paid directly by the servicer, in its capacity as administrator, from amounts received as the servicing fee.]

Asset Representations Reviewer Fees and Expenses
The asset representations reviewer will be entitled to a fee in connection with the performance of its duties under the asset representations review agreement.  The issuing entity will pay the asset representations reviewer an [annual][monthly][quarterly] fee equal to $[_] and, in the event an asset representations review occurs, the asset representations reviewer will be entitled to a fee of $[_] for each specified lease reviewed by it, as described under “Asset Representations Reviewer” in this prospectus.  The asset representations reviewer will also be entitled to reimbursement or payment by the issuing entity for all costs, expenses and indemnification amounts incurred by it in connection with the performance of its duties under the asset representations review agreement.

CUSIP Numbers	Class A-1 Notes: [_] Class A-2a Notes: [_] Class A-2b Notes: [_] Class A-3 Notes: [_] Class A-4 Notes: [_] Class B Notes: [_]
Tax Status
Tax counsel to the depositor is of the opinion, subject to the assumptions set forth in this prospectus, that although there is no authority with respect to a transaction closely comparable to that contemplated herein:
•         as of their issuance date, the notes held by parties unaffiliated with the issuing entity for U.S. federal income tax purposes [will] be characterized as debt for U.S. federal income tax purposes, and
•         the issuing entity will not be characterized as an association or a publicly traded partnership, in either case taxable as a corporation for U.S. federal income tax purposes.
By accepting a note, each noteholder or beneficial owner will be deemed to have agreed to treat such note as debt for purposes of U.S. federal, state and applicable local income and franchise tax and any other tax measured in whole or in part by income.
You should consult your own tax advisor regarding the U.S. federal income tax consequences and the tax consequences arising under the laws of any state or other taxing jurisdiction, of the purchase, ownership and disposition of the notes.
We refer you to “Material U.S. Federal Income Tax Considerations” in this prospectus.

[Eligibility for Purchase by Money Market Funds
The Class A-1 Notes have been structured to be “eligible securities” as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended.  Rule 2a-7 includes additional criteria for investments by money market funds, including requirements relating to portfolio maturity, liquidity and risk diversification.  A money market fund should consult its legal advisers regarding the eligibility of the Class A-1 Notes under Rule 2a-7 and whether an investment in the Class A-1 Notes satisfies the fund’s investment policies, ratings requirements and objectives.]

ERISA Considerations
The notes are generally eligible for acquisition by employee benefit plans and individual retirement accounts, subject to those considerations discussed under “ERISA Considerations” in this prospectus.
We refer you to “ERISA Considerations” in this prospectus.  If you are a benefit plan fiduciary considering acquisition of the notes you should, among other things, consult with your counsel in determining whether all required conditions have been satisfied.

Ratings
The sponsor has hired [_] rating agencies and will pay them a fee to assign ratings on the notes.  It is a condition to the issuance of the notes that they receive certain credit ratings from the [_] rating agencies hired by the sponsor.  The sponsor has not hired any other nationally recognized statistical rating organization, or “NRSRO,” to assign ratings on the notes and is not aware that any other NRSRO has assigned or intends to assign ratings on the notes.

None of the sponsor, the depositor, the servicer, the administrator, the indenture trustee, the owner trustee, the asset representations reviewer, the underwriters or any of their affiliates will be required to monitor any changes to the ratings on the notes.

Certain Investment Company Act Considerations
In determining that the issuing entity is not required to register as an investment company under the Investment Company Act of 1940, as amended, the issuing entity will be relying on its failure to meet the definitional requirements of the defined term “investment company” under [Section 3(a)(1)] of the Investment Company Act of 1940, as amended, although additional exemptions or exclusions may be applicable.  The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

[Summary of Risk Factors]*
[* To be included if Risk Factors exceed 15 pages; Summary of Risk Factors will not exceed 2 pages]
[The following summary is a concise description of certain of the material risk factors that you should consider in making your decision to purchase any notes.  This summary does not purport to summarize all of the risks that you should consider in making your decision to purchase any notes.  You should carefully read the risks factors set forth under “Risk Factors,” as well as the other information contained in this prospectus.
Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction
The notes are subject to certain risks related to their nature as asset-backed securities and the structure of the transaction, which could lead to payment delays, shortfalls in payments or losses on your notes, including due to factors such as, but not limited to:
•	the limited assets of the issuing entity available to make payments on the notes;
•	[the unknown aggregate initial principal amount of the notes;]
•	[the unknown allocation of the Class A-2a Notes and the Class A-2b Notes;]
•
unpredictability of the rate at which the notes will amortize, and the potential acceleration of payments on the notes due to the occurrence of an event of default or the optional purchase of the SUBI Certificate;

•	the possible insufficiency of proceeds from the sale of the issuing entity’s assets to repay all of the notes;
•	the subordination of certain classes of the notes to other more senior classes of the notes and to certain fees and other payments;
•	the limited control of certain classes of notes over actions of the issuing entity;
•	the retention by the depositor of certain of the notes; and
•	the potential lack of suitability of the notes as investments for investors subject to the EU Securitization Regulation or the UK Securitization Regulation.
[Risks Primarily Related to the Class A-2b Notes]
[The Class A-2b Notes are subject to certain risks, including due to factors such as, but not limited to:
•	[the issuing entity will not enter into any swap agreements or interest rate cap agreements with respect to the Class A-2b Notes;]
•
[the failure of the [swap counterparty][cap counterparty] to make payments under the [swap agreement][interest rate cap agreement] and the potential termination of the [swap agreement][interest rate cap agreement;]

•	[the impact of negative benchmark rates on the Class A-2b Notes];
•
[the Class A-2b Notes accrue interest based on the SOFR Rate, which is a relatively new reference rate in asset-backed securities transactions, and there may be unanticipated problems in the use, calculation or performance of SOFR;]

•	[uncertainty about SOFR’s differences from LIBOR, including its composition, characteristics and market acceptance, which may have an adverse impact on the Class A-2b Notes;]
•
[the determination of the SOFR Rate for each interest accrual period based on the average of the daily compounded SOFR rates for the preceding 30 days, which may result in a potential mismatch compared to daily rates actually in effect on the calculation date; and]

•	[changes to, or the elimination of, SOFR or the determinations made by the administrator may adversely affect the Class A-2b Notes.]]
[Note: For illustrative purposes, this prospectus contemplates that the Class A-2b Notes will accrue interest at a floating rate based on the SOFR Rate, as described under “Description of the Notes—Payments of Interest” in this prospectus. In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on a different index.  If floating rate notes are offered, the applicable prospectus will disclose the risk factors applicable to the specific index that will be used to determine interest payments for such floating rate notes.]
Risks Primarily Related to the Specified Leases, Specified Vehicles and Economic Conditions
The notes are subject to certain risks related to the specified leases, the related specified vehicles and economic conditions, which could lead to payment delays, shortfalls in payments or losses on your notes, including due to factors such as, but not limited to:
•
the effect of health epidemics and other outbreaks, and related measures taken in response to such epidemics or outbreaks, on the lessees of the specified leases and on the abilities of the transaction parties to perform their respective obligations under the transaction documents;

•
concentrations of specified vehicles in particular models or powertrain types, geographic concentrations of the specified leases and extreme weather conditions and natural disasters (including any such conditions and disasters resulting from climate change), public health concerns, economic developments and other similar events in specific geographic areas;

•	the turn-in rates under the specified leases and certain factors that could adversely affect the used car market;
•	the failure of user-lessees to maintain physical damage insurance; and
•	potential adverse effects of any recalls with respect to the specified vehicles.
Risks Primarily Related to Legal and Regulatory Matters
The notes are subject to certain risks related to legal and regulatory matters, which could lead to payment delays, shortfalls in payments, losses on your notes or adverse effects on the price and liquidity of the notes in the secondary market, including due to factors such as, but not limited to:
•	regulatory reform (including reform intended to address climate change);
•	federal and state consumer protection laws regulating the creation, collection and enforcement of the specified leases;
•	the Servicemembers Civil Relief Act and other similar state laws potentially limiting the ability of the servicer to collect from certain user-lessees; and
•	vicarious tort liability.
Risks Primarily Related to Servicing
The notes are subject to certain risks related to the servicing of the specified leases and related specified vehicles, which could lead to payment delays, shortfalls in payments or losses on your notes, including due to factors such as, but not limited to:
•	the potential cost of transferring servicing responsibilities to a successor servicer, in the event of a servicer default, and the potential inability to obtain a successor servicer;
•	the ability of the servicer to commingle collections for a limited time; and
•	the potential that a security breach or cyber-attack could adversely affect BMW FS’ business and its ability to service the specified leases and related specified vehicles.
Risks Primarily Related to the Bankruptcy and Insolvency of Transaction Parties and Perfection of Security Interests
The notes are subject to certain risks related to the potential bankruptcy and insolvency of transaction parties and perfection of security interests, which could lead to payment delays, shortfalls in payments or losses on your notes, including due to factors such as, but not limited to:
•	the bankruptcy of BMW FS or BMW Auto Leasing LLC;

•	interests of other persons in the specified leases and the specified vehicles could be superior to the issuing entity’s interest therein; and
•	the failure of the servicer to maintain control of specified leases evidenced by electronic contracts.
General Risks Relating to the Transaction
The notes are subject to certain general risks applicable to transactions of this nature, which could lead to payment delays, shortfalls in payments or losses on your notes, including due to factors such as, but not limited to:
•	the complexity of the notes and the potential absences of a secondary market for the notes;
•
withdrawal or downgrade of the initial ratings of the notes [or of the [swap][cap] counterparty], the potential issuance of unsolicited ratings on the notes, rating agency conflicts of interest and related regulatory scrutiny; and

•	limitations on your ability to exercise rights directly, due to the absence of physical notes, and potential delays in receiving payments as the result of the notes being held in book-entry form.]

Risk Factors
You should consider the following risk factors in deciding whether to purchase the notes.
Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction
Because the issuing entity has limited assets, there is only limited protection against potential losses.
The only sources of funds for payments on the notes are the assets of the issuing entity and the reserve fund.  [The notes also have the benefit of the [swap][interest rate cap] agreement.]  The notes are not obligations of, and will not be insured or guaranteed by, any governmental agency or the depositor, the sponsor, the vehicle trust, the servicer, any trustee, the asset representations reviewer or any of their affiliates.  You must rely solely on payments on the specified leases and the specified vehicles[, amounts received from the [swap][cap] counterparty] and amounts on deposit in the reserve fund for payments on the notes.  Although funds in the reserve fund will be available to cover shortfalls in payments of interest and certain principal payments on each payment date, the amounts deposited in the reserve fund will be limited.  If the entire reserve fund has been used, the issuing entity will depend solely on current collections on the specified leases and specified vehicles to make payments on the notes.  Any excess amounts released from the reserve fund to the certificateholders will no longer be available to noteholders on any later payment date.  We refer you to “Credit Enhancement—Reserve Fund” in this prospectus.
[Risks associated with unknown aggregate initial principal amount of the notes.]
[Whether the issuing entity will issue notes with an aggregate initial principal amount of $[___] or $[___] is not expected to be known until the day of pricing.  The sponsor will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing.  The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than larger classes.  In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]
[Risks associated with the unknown allocation of the Class A-2a Notes and Class A-2b Notes.]
[The allocation of the initial principal amount of the Class A-2 Notes between the Class A-2a Notes and the Class A-2b Notes may not be known until the time of pricing, and one of the two classes may not be issued or may have a very small initial principal amount.  Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.
As the allocated initial principal amount of the Class A-2b Notes is increased (relative to the Class A-2a Notes), there will be a greater amount of floating rate notes issued by the issuing entity, and therefore the issuing entity will have greater exposure to increases in the floating rate payable on the Class A-2b Notes.
Because the aggregate initial principal amount of the Class A-2a Notes and the Class A-2b Notes is fixed as set forth on the cover of this prospectus, the division of the aggregate initial principal amount between the Class A-2a Notes and the Class A-2b Notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]
Occurrence of events of default under the indenture may result in insufficient funds to make payments on your notes.
Payment defaults or the insolvency or dissolution of the issuing entity may result in prepayment of the notes if the assets of the issuing entity are liquidated, which may result in losses.  Following the occurrence of an event of default, the indenture trustee may (and, at the written direction of the holders of at least a majority of the aggregate principal amount of the controlling class of notes outstanding shall) declare the entire outstanding principal amount of the notes to be due immediately.  If this happens, the indenture trustee may (subject to the terms of the indenture) sell or may be directed by holders of 100% (or, in some cases, 66-2/3%) of the aggregate principal amount of the controlling class of notes outstanding to sell the assets of the issuing entity and prepay the notes.  In the event the indenture trustee sells the assets of the issuing entity under adverse market conditions, proceeds from such sale may not be sufficient to repay all of the notes and you may suffer a loss.
The notes are subject to risk because payments on the notes are subordinated to certain fees and other payments.

The notes are subject to risk because payments of principal and interest on the notes on each payment date are subordinated to payment of any payment date advance reimbursement amount due to the servicer, the servicing fee, and certain amounts payable to the indenture trustee, the owner trustee and the asset representations reviewer in respect of unpaid fees, expenses, indemnification amounts and other payments due and owing to such parties[ and, with respect to payments of principal on the notes and interest on the Class B Notes, any unpaid amounts due and owing to the swap counterparty].
This subordination could result in reduced or delayed payments of principal and interest on the notes.
Payment priorities increase risk of loss or delay in payment to certain notes.
Classes of notes that receive payments, particularly principal payments, before other classes will be repaid sooner than the other classes and payments to these other classes may be delayed if collections and amounts on deposit in the reserve fund are inadequate to pay all amounts payable on all classes of notes on any payment date.  In addition, because the principal of each class of notes generally will be paid sequentially, certain classes of notes will be outstanding longer and therefore will be exposed to the risk of losses during periods after other classes have received most or all amounts payable on their notes, and after which credit enhancement may have been applied and not replenished.
As a result, the yields of the later maturing classes of notes will be more sensitive to losses on the specified leases and specified vehicles and the timing of those losses.  If the actual rate and amount of losses exceeds historical levels, and if any available credit enhancement is insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.
Classes of notes that receive payments of principal earlier than expected are exposed to greater reinvestment risk and classes of notes that receive payments of principal later than expected are exposed to greater risk of loss.  In either case, the yields on your notes could be materially and adversely affected.
The Class B Notes are subject to greater risk because of subordination.
The Class B Notes are subordinated to the Class A Notes and are more likely to be impacted by delinquent payments and defaults under the specified leases than the classes of notes having an earlier final scheduled payment date.  Interest payments on the Class B Notes on each payment date will be subordinated (i) to interest payments on the Class A Notes and (ii) to principal payments to the Class A Notes in an amount equal to the first priority principal distribution amount.
In addition, in the event the notes are declared to be due and payable after the occurrence of an event of default resulting from the failure to make a payment on the notes, no interest will be paid to the Class B Notes until all principal of and interest on the Class A Notes have been paid in full.
Principal payments on the Class B Notes will be subordinated in priority to the Class A Notes, as described under “Description of the Notes—Payments of Principal” in this prospectus. No principal will be paid on the Class B Notes until all principal of the Class A Notes has been paid in full.  In addition, principal payments on the Class B Notes will be subordinated to payments of interest on the Class A Notes and the Class B Notes.  For additional information, you should refer to “Description of the Notes—Payments of Principal” in this prospectus.
Therefore, if there are insufficient amounts available to pay all classes of notes the amounts due on such classes, delays in payments or losses will be borne by the most junior class of notes outstanding.
Holders of the Class B Notes may suffer losses because they have limited control over actions of the issuing entity and conflicts between classes of notes may occur.
The rights of the controlling class will include the following:
•
following an event of default, to direct the indenture trustee to exercise one or more of the remedies specified in the indenture relating to the property of the issuing entity, including a sale of the SUBI assets;

•	following certain servicer defaults, to waive such servicer default or to terminate the servicer;

•	to appoint a successor indenture trustee; and
•	to consent to specified types of amendments.
In exercising any rights or remedies under the indenture, the controlling class may act solely in its own interests or direct the indenture trustee to act in the interest of the controlling class. Therefore, holders of notes that are subordinated to the controlling class will not be able to participate in the determination of any proposed actions that are within the purview of the controlling class, and the controlling class, or the indenture trustee at the direction of the controlling class, could take actions that would adversely affect the holders of notes that are subordinated to the controlling class.
The timing of principal payments is uncertain, and prepayments or reallocations of specified leases and specified vehicles, and the servicer’s optional purchase of the SUBI Certificate may cause prepayments on the notes, resulting in reinvestment risk to you.
The amount of distributions of principal on the notes and the time when you receive those distributions depend on the rate of payments and losses relating to the specified leases and the specified vehicles, which cannot be predicted with certainty.  Those principal payments may be regularly scheduled payments or unscheduled payments like those resulting from prepayments or liquidations of defaulted specified leases.  Additionally, the servicer may be required to make payments relating to the specified leases and specified vehicles under some circumstances, and will have the right to purchase all assets of the issuing entity pursuant to an optional redemption of the notes.  Each of these payments will have the effect of shortening the average lives of the notes.  You will bear any reinvestment risks resulting from a faster or slower rate of payments of the specified leases and the specified vehicles.
Prepayments on the specified leases will shorten the lives of the notes to an extent that cannot be predicted.  Prepayments may occur for a number of reasons.  Some prepayments may be caused by the user-lessees under the specified leases.  For example, user-lessees may default, resulting in the repossession and sale of the specified vehicle, or may damage the specified vehicle or become unable to make payments due to death or disability, resulting in payments to the servicer under any existing physical damage, credit life or other insurance.
Some prepayments may be caused by the servicer.  The servicer may be required to reallocate from the 20[_]-[_] SUBI certain specified leases and specified vehicles if it breaches certain of its servicing obligations with respect to those specified leases and specified vehicles or if there is a breach of the representations and warranties relating to those specified leases or specified vehicles and such breach materially and adversely affects the interest of the issuing entity in such specified leases or specified vehicles and such breach is not timely cured.  In connection with any such reallocation, the servicer will be obligated to pay the issuing entity an amount equal to (i) the present value of the monthly payments remaining to be made under the affected specified lease and (ii) the present value of the residual value of the related specified vehicle, in each case discounted at the securitization rate.  This will result in the prepayment of the reallocated specified leases.
In addition, the servicer has the option to purchase the interest in the 20[_]-[_] SUBI evidenced by the SUBI certificate from the issuing entity when the aggregate principal amount of the notes is less than or equal to [_]% of the initial aggregate principal amount of the notes.  If exercised, this could reduce the average lives of the notes.
Further, the specified leases may be prepaid, in full or in part, voluntarily or as a result of defaults, theft of or damage to the related specified vehicles or for other reasons. The rate of prepayments on the specified leases may also be influenced by a variety of economic, social and other factors.  For these reasons, the servicer cannot predict the actual prepayment rates for the specified leases. You will bear any reinvestment risks resulting from prepayments on the specified leases and the corresponding acceleration of payments on the notes.
The final payment on each class of notes is expected to occur prior to its final scheduled payment date because of the prepayment and purchase considerations described above.  If sufficient funds are not available to pay any class of notes in full on its final scheduled payment date, an event of default will occur and final payment of that class of notes may occur later than that date.
Proceeds of the liquidation of the assets of the issuing entity may not be sufficient to pay your notes in full.

In certain circumstances, and if so directed by the holders of at least the requisite percentage of the aggregate principal amount of the outstanding notes of the controlling class, following an acceleration of the notes upon an event of default, the indenture trustee will liquidate the assets of the issuing entity.  However, there is no assurance that the amount received from liquidation will be equal to or greater than the aggregate principal amount of the outstanding notes of the controlling class. Therefore, upon an event of default, there can be no assurance that sufficient funds will be available to repay you in full.  This deficiency will be exacerbated where the aggregate principal amount of the notes exceeds the aggregate securitization value of the specified leases.
Failure to pay principal on your notes will not constitute an event of default until maturity.
The amount of principal required to be paid to noteholders will be limited to amounts available for that purpose in the SUBI collection account (and the reserve fund). Therefore, the failure to pay principal on your notes generally will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for your notes.  We refer you to “Description of the Transaction Documents—The Indenture—Events of Default; Rights Upon an Event of Default” in this prospectus.
[Retention of notes by the depositor may adversely affect the market value of your notes and/or limit your ability to resell your notes.]

[All or a portion of one or more classes of the notes may be retained by the depositor or an affiliate of the depositor on the closing date.  Any such retained notes may subsequently be sold directly, including through a placement agent, on or after the closing date, or through underwriters after the closing date, in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale. If only a portion of any class of the notes are sold to third parties on the closing date, the market for any such class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand for and the market price of notes already in the market could be adversely affected and the voting power of the noteholders of the outstanding notes may be diluted.]
The notes may not be a suitable investment for investors subject to the EU Securitization Regulation or the UK Securitization Regulation.
[None of the issuing entity, the depositor, the sponsor, the servicer, the administrator, the indenture trustee, the owner trustee, the underwriters, the UTI beneficiary, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, will undertake, or intends, to retain a material net economic interest with respect to such transaction in a manner that would satisfy the requirements of either the EU Securitization Regulation or the UK Securitization Regulation.
In addition, no such person will undertake, or intends, to take any other action or refrain from taking any action prescribed or contemplated in the EU Securitization Regulation or the UK Securitization Regulation, or for purposes of, or in connection with, facilitating or enabling compliance (i) by any investor that is subject to the due diligence requirements of the EU Securitization Regulation or the UK Securitization Regulation with such requirements or (ii) by any person with the requirements of any other law or regulation now or hereafter in effect in the European Union (the “EU”), any EEA member state or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions.
The arrangements described under “Credit Risk Retention” in this prospectus have not been structured with the objective of enabling or facilitating compliance by any person with the risk retention, due diligence, transparency or other requirements of the EU Securitization Regulation or the UK Securitization Regulation.  Consequently, the notes may not be a suitable investment for investors who are subject to the EU Securitization Regulation or the UK Securitization Regulation.  As a result, the price and liquidity of the notes in the secondary market may be adversely affected.  Prospective investors are responsible for analyzing their own legal and regulatory position and are encouraged to consult with their own investment and legal advisors regarding the suitability of the notes for investment and the scope, applicability and compliance requirements of the EU Securitization Regulation, the UK Securitization Regulation and/or any applicable existing or future similar regimes in any relevant jurisdictions.  For more information regarding the EU Securitization Regulation and the UK Securitization Regulation, see “Plan of Distribution––Requirements for Certain European and United Kingdom Regulated Investors and Affiliates” in this prospectus.]
Risks Primarily Related to the Class A-2b Notes

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swap or cap agreements and you may suffer losses on your notes if interest rates rise.]  [Note: Only applicable if there are floating rate classes and no swap agreement or interest rate cap agreement]
[The specified leases will provide for level monthly payments, while the Class A-2b Notes will bear interest at a floating rate based on a spread over the SOFR Rate, as defined under “Description of the Notes—Interest” in this prospectus. The issuing entity will not enter into any interest rate swap or cap agreements in connection with the issuance of the Class A-2b Notes.
If the floating rate payable by the issuing entity in respect of the Class A-2b Notes increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes.  If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.
If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the Class A-2b Notes out of its generally available amounts—not solely from funds that are dedicated to the Class A-2b Notes.  Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the Class A-2b Notes.]
[Payments on the notes will be dependent on payments made under the [swap agreement][interest rate cap agreement.] [Note: Only applicable if there are floating rate classes and the issuing entity enters into a swap agreement or interest rate cap agreement]
[The issuing entity’s ability to protect itself from shortfalls in cash flow caused by interest rate changes will depend to a large extent on the terms of the [interest rate cap agreement] [swap agreement], and whether the counterparty performs its obligations under the [interest rate cap agreement] [swap agreement]. If the issuing entity does not receive the payments it expects from the applicable counterparty, the issuing entity may not have adequate funds to make all payments to noteholders when due, if ever.]
[Termination of a [swap agreement][interest rate cap agreement] and the inability to locate a replacement [swap counterparty][cap counterparty] may cause termination of the issuing entity.] [Only applicable if there are floating rate classes and the issuing entity enters into a swap agreement or interest rate cap agreement]
[A [swap agreement][interest rate cap agreement] may be terminated if particular events occur.  Most of these events are generally beyond the control of the issuing entity or the [swap][cap] counterparty.  If an event of default under [a swap agreement][an interest rate cap agreement] occurs and the indenture trustee is not able to assign the [swap agreement][interest rate cap agreement] to another party, obtain a [swap agreement][interest rate cap agreement] on substantially the same terms or is unable to establish any other arrangement consistent with the rating agencies’ criteria, the indenture trustee may terminate the [swap agreement][interest rate cap agreement].  In addition, the issuing entity may terminate and the indenture trustee would then sell the assets of the issuing entity.  It is impossible to predict how long it would take to sell the assets of the issuing entity.  Some of the possible adverse consequences of a sale of the assets of the issuing entity are:
•	the proceeds from the sale of assets under those circumstances may not be sufficient to pay all amounts owed to you:
•	[amounts available to pay you will be further reduced if the issuing entity is required to make a termination payment to the swap counterparty;]
•	termination of the [swap agreement][interest rate cap agreement] may expose the issuing entity to interest rate risk, further reducing amounts available to pay you;
•	the sale may result in payments to you significantly earlier than expected; and

•
a significant delay in arranging a sale of the issuing entity’s assets could result in a delay in principal payments.  This would, in turn, increase the weighted average lives of the notes and could reduce the return on your notes.

Any [swap agreement][interest rate cap agreement] involves risk. The issuing entity will be exposed to this risk should it use this mechanism.  For this reason, only investors capable of understanding these risks should invest in the notes.  You are strongly urged to consult with your financial advisors before deciding to invest in the notes.]
[Negative benchmark rates would reduce the rate of interest on the Class A-2b Notes.]
[The interest rate to be borne by the Class A-2b Notes will be based on a spread over a benchmark rate, which initially will be [the SOFR Rate] (as defined under “Description of the Notes—Interest” in this prospectus).  As a result, changes in [the SOFR Rate] (or any replacement benchmark) will affect the rate at which the Class A-2b Notes accrue interest and the level of interest payments on the Class A-2b Notes. To the extent that [the SOFR Rate] (or any replacement benchmark) decreases below 0.00% for any interest accrual period, the rate at which the Class A-2b Notes accrue interest for such interest accrual period will be reduced by the amount by which the related benchmark rate is negative, provided that the interest rate on the Class A-2b Notes for any interest accrual period will not be less than 0.00%.  A negative benchmark rate could result in the interest applied to the Class A-2b Notes decreasing to 0.00% for the related interest accrual period.]
[[SOFR] is a relatively new reference rate that may be more volatile than other benchmarks or market rates and its composition and characteristics are not the same as LIBOR]
[The Class A-2b Notes will accrue interest at a floating rate based on a spread over a benchmark rate, which initially will be the SOFR Rate.  The SOFR Rate will be based on compounded averages of the secured overnight financing rate published for any day by the Federal Reserve Bank of New York (the “FRBNY”) on the FRBNY’s website, or by a successor administrator of such benchmark rate on such successor’s website (“SOFR”), which are used to determine Compounded SOFR.  For information on how the SOFR Rate and Compounded SOFR are determined, you should read “Description of the Notes—Interest” in this prospectus.  SOFR is a relatively new interest rate index, and the way that SOFR and any market-accepted adjustments to SOFR are determined may change over time.
SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through The Fixed Income Clearing Corporation’s delivery-versus-payment service.  The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of The Depository Trust & Clearing Corporation.  The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.
SOFR is published by the FRBNY based on data received from sources outside of the sponsor and the issuing entity’s control or direction and neither the sponsor nor the issuing entity has control over its determination, calculation or publication.  In contrast to other indices, SOFR may be subject to direct influence by activities of the FRBNY, which may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict.  There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders of the Class A-2b Notes.  If the manner in which the SOFR calculation is changed, it may result in a reduction of the amount of interest payable on and the trading prices of the Class A-2b Notes.
The FRBNY began to publish SOFR in April 2018 and only began to publish compounded averages of SOFR in March 2020. The FRBNY has also been publishing historical indicative secured overnight financing rates going back to 2014.  Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR.  As an overnight lending rate, SOFR may be subject to higher levels of volatility relative to other interest rate benchmarks.  Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their Class A-2b Notes may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the Class A-2b Notes.
The composition and characteristics of SOFR are not the same as those of the London interbank offered rate (“LIBOR”).  For example, while SOFR is a secured overnight rate, LIBOR is determined on a synthetic basis using a methodology intended to approximate an unsecured rate calculated by reference to interbank submissions of different maturities (e.g., three months).  Additionally, since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as LIBOR.  Although changes in the SOFR Rate, which is determined by reference to Compounded SOFR (as defined under “Description of the Notes—Interest”), generally are not expected to be as volatile as changes in the daily levels of SOFR, the return on and value of the Class A-2b Notes may fluctuate more than floating rate debt securities that are linked to less volatile rates.  As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.]
[Any failure of SOFR to gain market acceptance could adversely affect the Class A-2b Notes.]
[According to the Alternative Reference Rates Committee, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market.  However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, it is less likely to correlate with the unsecured short-term funding costs of banks.  This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which U.S. dollar LIBOR historically was used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR.  Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Class A-2b Notes and the price at which investors can sell the Class A-2b Notes in the secondary market.
Because SOFR is a relatively new market index, the Class A-2b Notes will likely have no established trading market when issued, and an established trading market may not develop or may not provide significant liquidity.  Market terms for the Class A-2b Notes, such as the spread over the applicable benchmark rate, may evolve over time, and trading prices of the Class A-2b Notes may be lower than those of later-issued notes with interest rates based on SOFR as a result.  Investors in the Class A-2b Notes may not be able to sell the Class A-2b Notes at all or may not be able to sell the Class A-2b Notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.  If SOFR does not become widely adopted for securities like the Class A-2b Notes, or if the specific methodology for calculating interest on the Class A-2b Notes is not widely adopted by other market participants, the trading prices of the Class A-2b Notes may be lower than those of similar securities which are linked to indices that are more widely used.]
[Changes to or elimination of SOFR or the determinations made by BMW FS, as administrator, may adversely affect the Class A-2b Notes.]
[The FRBNY publishes SOFR based on data received by it from sources other than the sponsor, and neither the sponsor nor any other party to the transaction described in this prospectus has any control over its calculation methods, publication schedule, rate revision practices or availability at any time.  There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Class A-2b Notes.  If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount of interest payable on the Class A-2b Notes and the trading prices of the Class A-2b Notes.  In addition, BMW FS, as administrator, may determine, in its discretion, that certain technical, administrative or operational changes (including changes to the interest accrual period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) may be appropriate to adjust the SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary). Noteholders, including the noteholders of the Class A-2b Notes, will not have any right to approve or disapprove of these determinations or changes and will be deemed to waive and release any and all claims relating to any such determinations and changes.  BMW FS, as administrator, may determine that such changes to the SOFR Rate are appropriate even if other market participants in similar products have not done so, and any such determination may adversely affect the return on, the trading market for, and the value of the Class A-2b Notes.

In certain circumstances, as described under “Description of the Notes—Interest—Effect of Benchmark Transition Event,” if BMW FS, as administrator, has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, then the interest rate of the Class A-2b Notes will no longer be determined by reference to the SOFR Rate, but instead will be determined by reference to a benchmark replacement, as described under “Description of the Notes—Interest—Effect of Benchmark Transition Event.”
The determination of a benchmark replacement, the calculation of the interest rate on the Class A-2b Notes by reference to a benchmark replacement (including the application of any benchmark replacement adjustment), any implementation of benchmark replacement conforming changes and any other determinations, decisions or elections that may be made under the terms of the Class A-2b Notes in connection with a benchmark transition event, could adversely affect the value of the Class A-2b Notes, the return on the Class A-2b Notes and the price at which holders of the Class A-2b Notes can sell such Class A-2b Notes.  Furthermore, the issuing entity cannot anticipate how long it will take to adopt a specific benchmark replacement, which may delay and contribute to uncertainty and volatility surrounding any benchmark transition.
Furthermore, if a benchmark transition event and its related benchmark replacement date have occurred with respect to notes that have an interest rate that adjusts based on the SOFR Rate or the then-current benchmark, the U.S. federal income tax consequences of such a replacement of the benchmark are uncertain. If such a replacement constituted a “significant modification” of such notes under Treasury regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of such notes and lead to the realization of gain or loss, as well as other corollary tax consequences.  There is no direct Internal Revenue Service tax guidance regarding a possible change in the benchmark as contemplated herein. Note owners of notes that have an interest rate that adjusts based on the SOFR Rate or the then-current benchmark should consult with their own tax advisors regarding the potential consequences of a benchmark transition event.
BMW FS, as administrator, will have significant discretion with respect to certain elements of the benchmark replacement process, including determining whether a benchmark transition event and its related benchmark replacement date have occurred, determining which related benchmark replacement is available, determining the earliest practicable determination date for using the related benchmark replacement, determining related benchmark replacement adjustments (if not otherwise determined by the applicable governing bodies or authorities) and making related benchmark replacement conforming changes (including potential changes affecting the business day convention and determination date).  Noteholders, including noteholders of the Class A-2b Notes, will not have any right to approve or disapprove of these determinations or changes and will be deemed to waive and release any and all claims relating to any such determinations and changes.  If BMW FS, as administrator, determines in its sole discretion that an alternative index is not administratively feasible, including as a result of technical, administrative or operational issues, then such alternative index will be deemed to be unable to be determined as of such date.  BMW FS, as administrator, may determine an alternative to not be administratively feasible even if such rate has been adopted by other market participants in similar products and any such determination may adversely affect the return on, the trading market for, and the value of the Class A-2b Notes.
The issuing entity cannot predict if SOFR will be eliminated, or, if changes are made to SOFR, the effect of those changes.  In addition, the issuing entity cannot predict what alternative index would be chosen, should this occur.  If SOFR in its current form does not survive or if an alternative index is chosen, the market value and liquidity of the Class A-2b Notes could be adversely affected.]
[Reliance upon Compounded SOFR, and any adjustments to the methodology used to determine Compounded SOFR, may adversely affect the Class A-2b Notes.]
[In March 2020, the FRBNY began to publish compounded averages of SOFR, which are used to determine Compounded SOFR (as defined under “Description of the Notes—Interest”).  It is possible that there will be limited interest in securities products based on Compounded SOFR.  As a result, you should consider whether reliance on Compounded SOFR may adversely affect the market value and yield of the Class A-2b Notes due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives.
BMW FS, as administrator, may, from time to time and in its sole discretion, make conforming changes (i.e., technical, administrative or operational changes) without the consent of noteholders or any other party, which could change the methodology used to determine Compounded SOFR.  The issuing entity can provide no assurance that the methodology used to calculate Compounded SOFR will not be adjusted as described in the prior sentence and, if so adjusted, that the resulting interest rate will yield the same or similar economic results over the term of the Class A-2b Notes relative to the results that would have occurred had the interest rate been determined without any such adjustment or that the market value of the Class A-2b Notes will not decrease due to any such adjustment.  Noteholders, including noteholders of the Class A-2b Notes, will not have any right to approve or disapprove of these determinations or changes and will be deemed to waive and release any and all claims relating to any such determinations and changes.
You should carefully consider the foregoing uncertainties prior to investing in the notes.  In general, events related to SOFR and alternative reference rates may adversely affect the liquidity, market value and yield of your Class A-2b Notes.]
Risks Primarily Related to the Specified Leases, Specified Vehicles and Economic Conditions
Adverse events arising from health epidemics and other outbreaks could have an adverse effect on your notes.
Health epidemics and other outbreaks, such as the infectious disease caused by a coronavirus discovered in late 2019 and related variants have led, and may in the future lead, to disruptions in global financial markets and in the economies of many nations, including in the United States.
To the extent that a health epidemic or other outbreak and any related economic uncertainty results in increased delinquencies and defaults by user-lessees due to financial hardship or otherwise, BMW FS may implement a range of responsive actions with respect to user-lessees and the related specified leases.
A health epidemic or other outbreak may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those related to the ability of user-lessees to make timely payments on the specified leases, vehicle values, performance, market value, credit ratings and secondary market liquidity of the notes, and risks of geographic concentration of the related user-lessees.  The occurrence of any such events could also adversely affect the ability of BMW FS and the other transaction parties to perform their respective obligations under the transaction documents, which could have an adverse effect on the timing and amount of payments on the notes.
Concentrations of specified vehicles in particular models or powertrain types could negatively affect the pool assets.

[If the aggregate initial principal amount of the notes is $[___], T][t]he [_], [_], [_], [_], [_] and [_] models represent approximately [_]%, [_]%, [_]%, [_]%, [_]% and [_]%, respectively, of the aggregate securitization value of the specified vehicles as of the cutoff date.  [If the aggregate initial principal amount of the notes is $[___], the [_], [_], [_], [_], [_] and [_] models represent approximately [_]%, [_]%, [_]%, [_]%, [_]% and [_]%, respectively, of the aggregate securitization value of the specified vehicles as of the cutoff date.]  [In either case, n][N]o other vehicle model accounted for more than 5.00% of the aggregate securitization value of the specified leases and related specified vehicles as of the cutoff date.
[If the aggregate initial principal amount of the notes is $[___], s][S]pecified vehicles with [battery electric, internal combustion and hybrid electric] powertrains represent approximately [_]%, [_]% and [_]%, respectively, of the aggregate securitization value of the specified vehicles as of the cutoff date.  [If the aggregate initial principal amount of the notes is $[___], specified vehicles with battery electric, internal combustion and hybrid electric powertrains represent approximately [_]%, [_]% and [_]%, respectively, of the aggregate securitization value of the specified vehicles as of the cutoff date.]
Any adverse change in the value of a specific model type or powertrain type would reduce the proceeds received at disposition of a specified vehicle of that type. As a result, you may incur a loss on your investment.
The residual value of specified vehicles may be adversely affected by discount pricing incentives, marketing incentive programs, ongoing economic conditions and other factors.
Historical residual value loss experience on leased vehicles is partially attributable to new vehicle pricing policies of all manufacturers.  Discount pricing incentives or other marketing incentive programs on new vehicles by BMW of North America, LLC or by its competitors that effectively reduce the prices of new vehicles may have the effect of reducing demand by consumers for used vehicles.  The reduced demand for used vehicles resulting from discount pricing incentives or other marketing incentive programs introduced by BMW of North America, LLC or any of its competitors may reduce the prices consumers will be willing to pay for used vehicles, including for specified vehicles at the end of the related leases, and thus reduce the residual value of such specified vehicles.
In addition, periods of elevated unemployment and continued lack of availability of credit may lead to increased delinquency and default rates on the specified leases. These periods may be accompanied by decreased consumer demand for vehicles, increased turn-in rates and declining market values of off-lease vehicles, which may increase the amount of a loss in the event of default by a user-lessee. Significant increases in the inventory of used vehicles during an economic slowdown or recession may also depress the prices at which off-lease vehicles may be sold or delay the timing of these sales.  If economic conditions worsen, delinquencies and default rates on the specified leases could increase, which could result in losses on your notes.
Increases in fuel prices could disproportionately reduce the resale value of larger, less fuel efficient vehicle models, like full-sized trucks and SUVs, and a decrease in fuel prices could disproportionately reduce the resale value of more fuel efficient vehicles such as hybrid electric and battery electric vehicles.  These impacts may be more pronounced if they relate to vehicle models or vehicle powertrain types that represent a higher percentage of the specified vehicles.  For additional information about the distribution of the specified vehicles by vehicle model and vehicle powertrain type, see the tables entitled “Distribution of the Specified Leases by Related Specified Vehicle Model” and “Distribution of the Specified Leases by Powertrain” under the heading “The Specified Leases” below.
As a result of these incentive plans, an economic slowdown or other factors, the proceeds received by the vehicle trust upon disposition of specified vehicles may be reduced and may not be sufficient to pay amounts owing on the notes.
The geographic concentration of the specified leases and performance of the specified leases and related specified vehicles may increase the risk of loss on your investment.
Economic conditions, such as unemployment, interest rates, inflation rates and consumer perceptions of the economy, in the states where user-lessees reside may affect delinquencies, losses and prepayments on the specified leases.  If there is a concentration of vehicle registrations in particular states, any adverse economic conditions in those states, including those caused by extreme weather conditions and natural disasters, public health concerns and other similar events may affect the rate of prepayments and defaults on the specified leases and the ability to sell or dispose of the related specified vehicles for an amount at least equal to their Automotive Lease Guide residual values.
[If the aggregate initial principal amount of the notes is $[___], a][A]s of the cutoff date, the servicer’s records indicate that the aggregate securitization value of the specified leases and related specified vehicles was concentrated in the following states (based on the garaging addresses of the related user-lessees):
State	Percentage of Aggregate Securitization Value as of the Cutoff Date
[_]	[_]%
[_]	[_]%
[_]	[_]%
[_]	[_]%
[_]	[_]%

[If the aggregate initial principal amount of the notes is $[___], as of the cutoff date, the servicer’s records indicate that the aggregate securitization value of the specified leases and related specified vehicles was concentrated in the following states (based on the garaging addresses of the related user-lessees):
[State	Percentage of Aggregate Securitization Value as of the Cutoff Date
[_]	[_]%
[_]	[_]%
[_]	[_]%

[_]	[_]%
[_]	[_]%]

[In either case, n][N]o other state, based on the garaging addresses of the related user-lessees, accounted for more than 5.00% of the aggregate securitization value of the specified leases and related specified vehicles as of the cutoff date.
For a discussion of the breakdown of the specified leases and related specified vehicles by state, we refer you to “The Specified Leases” in this prospectus.
Certain user-lessees’ ability to make timely payments on the specified leases and specified vehicles may be adversely affected by extreme weather conditions, natural disasters, public health concerns and other similar events.

Extreme weather conditions and natural disasters, such as floods, hurricanes and wildfires (including an increase in the frequency of such conditions and disasters as the result of climate change), public health concerns (including without limitation, health epidemics and other outbreaks) and other similar events could cause or continue to cause substantial business disruptions, economic losses and increased unemployment.  As a result of one or more of the foregoing factors, the ability of user-lessees to make timely payments could be adversely affected which could, in turn, adversely affect the issuing entity’s ability to make payments on the notes.
Economic developments may adversely affect the performance and market value of your notes.
The United States economy has in the past experienced, and may in the future experience, a recession or period of economic contraction. Any such economic slowdown may adversely affect the performance of the specified leases and the market value of your notes.  A deterioration in economic conditions, including elevated unemployment, inflation and lack of available credit, may lead to decreased consumer demand for automobiles and declining market values of the specified vehicles, which may weaken collateral coverage and increase the amount of a loss in the event of user-lessee defaults.  Increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which the specified vehicles may be sold or delay the timing of these sales.
Events in the global financial markets, including downgrades of sovereign credit ratings, devaluation of currencies by foreign governments, global health epidemics or pandemics, and slowing economic growth in the past have caused (and in the future may cause again) a significant reduction in liquidity in the secondary market for asset-backed securities, which could adversely affect the market value of the notes and limit the ability of an investor to sell its notes.
Geopolitical conditions and other market events, including disruptive trade policies, disruption of operations as a result of systemic political or economic instability, adverse changes to tax laws and regulations, social unrest, outbreak of war or expansion of hostilities (such as continued or escalated hostilities between Russia and Ukraine and in the Middle East), public health concerns, climate-related risk, and acts of terrorism, could each have a material adverse effect on BMW FS’ business, results of operations and financial condition, and could have an adverse effect on the notes.
No prediction or assurance can be made as to the effect of economic developments on the rate of delinquencies, prepayments and/or losses on the specified leases or the market value of your notes.
Turn-in rates may increase losses.
Under each specified lease, the related user-lessee may elect to purchase the related specified vehicle at the expiration of the lease for an amount generally equal to the stated residual value established at the inception of the lease.  User-lessees who decide not to purchase their specified vehicles at lease termination will expose the issuing entity to possible losses if the sale prices of such vehicles in the used car market are less than their respective stated residual values. The level of turn-ins at lease termination could be adversely affected by user-lessee views on vehicle quality, the relative attractiveness of new models available to the user-lessees, sales and lease incentives offered with respect to other vehicles (including those offered by BMW FS), the level of the purchase option prices for the related specified vehicles compared to new and used vehicle prices and economic conditions generally. The grant of extensions and the early termination of specified leases by user-lessees may affect the number of turn-ins in a particular month. If losses resulting from increased turn-ins exceed the available credit enhancement, you may suffer a loss on your investment.
Used car market factors may increase the risk of loss for all investors.
The used car market could be adversely affected by factors such as changes in consumer tastes, discovery of defects, styling changes, an overabundance of used cars in the marketplace and economic conditions generally.  Any such adverse change could result in reduced proceeds upon the liquidation or other disposition of specified vehicles, and therefore could result in increased residual value losses. Discount pricing incentives or other marketing incentive programs on new cars, including those offered by BMW FS or by its competitors, that effectively reduce the prices of new cars may have the effect of reducing demand by consumers for used cars.  The market for used luxury vehicles may respond differently to changes in economic conditions than the market for other used cars.  Other factors that are beyond the control of the issuing entity, the depositor and the servicer could also have a negative impact on the value of a vehicle. The servicer manages the market for used BMW, MINI and Rolls-Royce motor vehicles through certain programs described herein, but there can be no assurance that the servicer will continue to do so or that such efforts will continue to be successful.
In addition, the used car market for any particular model of vehicle could be adversely affected by factors not affecting other model types, such as changes in consumer tastes, discovery of defects in respect of such model or an overabundance of that model in the used car market.  Any such adverse change with respect to a specific model type could result in reduced proceeds upon the liquidation or other disposition of specified vehicles of such model type, and therefore could result in increased residual value losses. If such losses exceed the credit enhancement available, you may suffer a loss on your investment.  See “—Concentrations of specified vehicles in particular models or powertrain types could negatively affect the pool assets.”
Failure of user-lessees to maintain physical damage insurance could result in a loss.
Each specified lease requires the user-lessee to obtain physical damage insurance covering loss or damage to the related specified vehicle.  Dealers are required to provide BMW FS with written evidence that physical damage and liability insurance covers the specified vehicle at least in the amount required by the related specified lease at the time such specified lease is acquired by BMW FS.  However, there can be no assurance that each specified vehicle will continue to be covered by physical damage insurance for the entire term during which the related specified lease is outstanding.  BMW FS does not currently “force place” insurance, and does not verify the existence of such insurance or monitor the maintenance of required user-lessee insurance.  In the event that this insurance coverage is exhausted and no third-party reimbursement for that damage is available, investors in the notes could incur a loss on their investment.
We refer you to “BMW FS’ Lease Financing Program—Physical Damage and Liability Insurance; Additional Insurance Provisions” and “—Contingent and Excess Liability Insurance” in this prospectus.
Vehicle recalls may adversely affect the performance of the specified leases and your notes.
Applicable laws, regulations and governmental standards require manufacturers to take actions, from time to time, to remedy defects related to vehicle safety through safety recall campaigns. BMW of North America, LLC may be obligated to recall certain specified vehicles if it determines that the vehicles do not comply with an applicable safety standard.  Defects in products can also lead to customer dissatisfaction and safety issues if such defects led to product failures or unsafe driving conditions.
User-lessees of specified vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their specified leases. Vehicle recalls may also adversely affect the residual value of the related specified vehicles and the price at which those vehicles are sold at auction. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the specified leases increases and the price at which the related specified vehicles may be sold declines, you may experience losses with respect to your notes. If any of the foregoing events materially affects collections on the specified leases and specified vehicles, you may experience accelerated, delayed or reduced payments and losses on your notes.
Risks Primarily Related to Legal and Regulatory Matters
Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the vehicle trust, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, became law.  The Dodd-Frank Act is extensive and significant legislation that, among other things:

•
gives the Federal Deposit Insurance Corporation authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority, or the OLA, as described in more detail under “Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI—Dodd Frank Orderly Liquidation Framework;”

•	strengthened the regulatory oversight of securities and capital markets activities by the Securities and Exchange Commission; and
•	created the Consumer Financial Protection Bureau, which is responsible for administering and enforcing the laws and regulations for consumer financial products and services.
The Dodd-Frank Act affects the offering, marketing and regulation of consumer financial products and services offered by financial institutions, which may include BMW FS.  The Consumer Financial Protection Bureau has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions, including the ability to define and regulate unfair and deceptive practices.  For additional information, you should refer to “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Consumer Protection Laws.”
Compliance with the implementing regulations under the Dodd-Frank Act and the oversight of the Securities and Exchange Commission, the Consumer Financial Protection Bureau or other government entities, as applicable, have imposed costs on, created operational constraints for, and placed limits on pricing with respect to, finance companies such as BMW FS.  Because of the complexity of the Dodd-Frank Act, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time.  In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the specified leases and the specified vehicles, and on the regulation and supervision of BMW FS, the servicer, the sponsor, the UTI beneficiary, the vehicle trust, the depositor, the issuing entity or their respective affiliates.
The Consumer Financial Protection Bureau has also successfully asserted the power to investigate and bring enforcement actions directly against securitization vehicles.  On December 13, 2021, in an action brought by the Consumer Financial Protection Bureau, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by a securitization trust by holding that the trust is a “covered person” under the Dodd-Frank Act because it engages in the servicing of loans, even if through servicers and subservicers.  CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.).  On February 11, 2022, the district court granted the defendant trusts’ motion to certify that order for immediate appeal and stayed the case pending resolution of any appeal.  On April 29, 2022, the U.S. Court of Appeals for the Third Circuit granted the defendant trusts’ petition for permission to appeal and formally docketed the appeal as No. 22-1864.  On March 19, 2024, the U.S. Court of Appeals for the Third Circuit affirmed the district court’s decision.  On May 3, 2024, the securitization trusts filed a petition in the Third Circuit Court of Appeals seeking rehearing or, in the alternative, rehearing en banc, and on May 21, 2024 that petition was denied.  The case will now proceed in the district court (absent a successful petition to the U.S. Supreme Court).
In addition, on May 6, 2024, the Consumer Financial Protection Bureau filed a separate complaint against the National Collegiate Student Loan Trusts (“NCSL Trusts”), as well as the Pennsylvania Higher Education Assistance Agency (“PHEAA”), the primary student loan servicer for active student loans held by the NCSL Trusts, as part of a settlement with the NCSL Trusts and PHEAA.  The Consumer Financial Protection Bureau alleged that the defendants failed to respond to borrower requests, failed to provide accurate information to borrowers and incorrectly denied forbearance requests.  The Consumer Financial Protection Bureau also filed proposed final judgments, to which the NCSL Trusts and PHEAA agreed, that, once entered by the court, would require the NCSL Trusts and PHEAA to pay $400,000 and $1.75 million in penalties, respectively; to pay an additional $3 million in redress to affected borrowers, to be allocated by agreement between PHEAA and the NCSL Trusts; and to correct outstanding requests by borrowers.  The proposed orders would also require the NCSL Trusts to modify their servicing guidelines to address the Consumer Financial Protection Bureau’s allegations.
The Consumer Financial Protection Bureau and state attorneys general, who have the independent authority to enforce the Dodd-Frank Act, may rely on both decisions as precedent in investigating and bringing enforcement actions against other trusts and securitization vehicles, including the issuing entity, in the future.
In addition, the Federal Trade Commission (the “FTC”) and state attorneys general have recently increased their scrutiny of motor vehicle dealers and auto lending, particularly with respect to antidiscrimination and deception concerns related to the prices of, and fees charged in connection with, automobile financing, including add-on products such as GAP insurance and extended warranties.  Also, on June 23, 2022 the FTC issued a proposed rule that would (i) prohibit motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) require accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) require dealers to obtain consumers’ express, informed consent for charges, (iv) prohibit the sale of any add-on product or service that confers no benefit to the consumer, and (v) require dealers to keep records of advertisements and customer transactions.  The final rule was issued in December 2023 and originally was set to take effect on July 30, 2024.  The effective date has been suspended indefinitely pending a legal challenge to the rule filed in the U.S. Court of Appeals for the Fifth Circuit on January 5, 2024.  At this stage, the broader potential impact of this final rule on auto lending practices is unknown.
On February 21, 2018, the Department of the Treasury proposed a number of changes to the bankruptcy process for financial companies and reform of the FDIC’s OLA authority. It is uncertain whether these proposals or other amendments to OLA will be enacted by statute or regulation, and what effect they would have on BMW FS, the UTI beneficiary, the depositor, the vehicle trust, the issuing entity or any of their respective creditors.
In addition, no assurances can be given that the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” would not apply to BMW FS or its affiliates, including the UTI beneficiary, the vehicle trust, the issuing entity and the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights.  Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.
Changes to the regulatory environment in which BMW FS operates, including, for example, anti-money laundering laws, anti-terrorism financing laws and other laws or regulations intended to mitigate factors contributing to, or intended to address the potential impacts of, climate change, could have a material adverse effect on BMW FS’ business and financial condition.  Any such changes could also adversely affect BMW FS’ ability to service the specified leases and perform its other obligations under the transaction documents, which could have an adverse effect on your notes.
Specified leases that fail to comply with consumer protection laws may be unenforceable, which may result in losses on your investment.
Numerous federal and state consumer protection laws, including the federal Consumer Leasing Act of 1976 and Regulation M promulgated by the Board of Governors of the Federal Reserve System, impose requirements on retail leases. California has enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased.  The failure by the vehicle trust to comply with these requirements may give rise to liabilities on the part of the vehicle trust (as lessor under the specified leases) or the issuing entity (as owner of the SUBI certificate).  Further, many states have adopted “lemon laws” that provide vehicle users certain rights in respect of substandard vehicles.  A successful claim under a lemon law could result in, among other things, the termination of the related lease and/or the requirement that all or a portion of payment previously paid by the user-lessee be refunded. BMW FS will make representations and warranties that each specified lease complies with all requirements of applicable law in all material respects. If any such representation and warranty proves incorrect, materially and adversely affects the interest of the issuing entity in the related specified lease or specified vehicle, and is not timely cured, BMW FS will be required to make a reallocation payment in respect of the related specified lease and specified vehicle and reallocate the specified lease and related specified vehicle out of the 20[_]-[_] SUBI.  To the extent that BMW FS fails to make such reallocation, or to the extent that a court holds the vehicle trust or the issuing entity liable for violating consumer protection laws regardless of such a reallocation, a failure to comply with consumer protection laws could result in required payments by the vehicle trust or the issuing entity.  If sufficient funds are not available to make both payments to user-lessees and on your notes, you may suffer a loss on your investment in the notes.

 We refer you to “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Consumer Protection Laws” in this prospectus.
The return on your notes could be reduced by shortfalls due to the Servicemembers Civil Relief Act.
The Servicemembers Civil Relief Act, as amended, and similar laws of many states may provide relief to user-lessees who enter active military service and to user-lessees in reserve status who are called to active duty after the origination of their leases.  U.S. military operations and rising tensions in other regions may continue to involve military operations that will increase the number of citizens who have been called or will be called to active duty.  The Servicemembers Civil Relief Act provides, generally, that the lessor may not terminate the lease for breach of the terms of the lease, including nonpayment. Furthermore, under the Servicemembers Civil Relief Act, a user-lessee may terminate a lease of a vehicle at any time after the user-lessee’s entry into military service or the date of the user-lessee’s military orders if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days), or (ii) the user-lessee, while in the military, executes a lease of a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or to deploy with a military unit for a period of not less than 180 days. No early termination charge may be imposed on the user-lessee for such termination.
Any interest shortfall resulting from application of the Servicemembers Civil Relief Act will be paid in subsequent periods to the extent of available amounts before payments of principal are made on the notes and may result in extending the anticipated maturity of your class of notes or possibly result in a loss in the absence of sufficient credit enhancement.  In addition, pursuant to the laws of many states, under certain circumstances, residents called into active duty with the reserves can apply to a court to delay payments on retail installment contracts, including the specified leases.
The Servicemembers Civil Relief Act also limits the ability of the servicer to repossess a defaulted vehicle during the related user-lessee’s period of active duty and, under certain circumstances, during an additional specified period thereafter, and, in some cases, may require the servicer to extend the maturity of the lease, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the user-lessee’s military service.  As a result, there may be delays in payment and increased losses on the specified leases.  Those delays and increased losses will be borne primarily by the certificates, but if such losses are greater than anticipated, you may suffer a loss.
The servicer is not required to advance any shortfall due to the application of the Servicemembers Civil Relief Act.
We do not know how many specified leases have been or may be affected by the application of the Servicemembers Civil Relief Act.
Vicarious tort liability may result in a loss.
Some states allow a party that incurs an injury involving a leased vehicle to sue the owner of the vehicle merely because of that ownership. Most states, however, either prohibit these vicarious liability suits or limit the lessor’s liability to the amount of liability insurance that the user-lessee was required to carry under applicable law but failed to maintain.
 On August 10, 2005, the Safe Accountable, Flexible, and Efficient Transportation Equity Act of 2005 (the “Transportation Act”), Pub. L. No. 109-59, was signed into law. The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person shall not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and it is expected that the Transportation Act should reduce the likelihood of vicarious liability being imposed on the vehicle trust.

State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that such laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, reached a contrary conclusion, concluding that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the preemption provision in the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied.  In 2010, the U.S. Court of Appeals for the 8th Circuit issued a similar decision.  While the outcome in these cases upheld federal preemption under the Transportation Act, there are no assurances that future cases will reach the same conclusion.
BMW FS maintains, on behalf of the vehicle trust, contingent liability insurance coverage against third party claims that provides coverage at a minimum of $5 million per accident and permits multiple claims in any policy period. Claims could be imposed against the assets of the vehicle trust if such coverage were exhausted and damages were assessed against the vehicle trust. In that event, investors in the notes could incur a loss on their investment.
 If vicarious liability imposed on the vehicle trust exceeds the coverage provided by BMW FS’ primary and excess liability insurance policies, or if lawsuits are brought against either the vehicle trust or BMW FS involving the negligent use or operation of a specified vehicle, you could experience delays in payments due to you or you may ultimately suffer a loss.
 We refer you to “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Vicarious Tort Liability” in this prospectus.
Risks Primarily Related to Servicing
A servicer default may result in additional costs, increased servicing fees by a substitute servicer or a diminution in servicing performance, any of which may have an adverse effect on your notes.
If a servicer default occurs, the vehicle trustee, at the direction of the indenture trustee (acting at the written direction of noteholders holding at least 66-2/3% of the aggregate principal amount of notes of the controlling class outstanding) may remove the servicer without the consent of the owner trustee or the certificateholders.  In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict the cost of the transfer of servicing to the successor, the ability of the successor to perform the obligations and duties of the servicer under the servicing agreement, or the servicing fees charged by the successor.  Furthermore, the indenture trustee or the noteholders may experience difficulties in appointing a successor servicer and during any transition phase it is possible that normal servicing activities could be disrupted, which may delay or reduce payments to noteholders.
Paying the servicer a fee based on a percentage of the securitization value of the specified leases may result in the inability to obtain a successor servicer.
Because the servicer is paid its servicing fee based on a percentage of the aggregate securitization value of the specified leases, the fee the servicer receives each month will be reduced as the size of the pool decreases over time.  At some point, if the need arises to obtain a successor servicer, the fee that such successor servicer would earn might not be sufficient to induce a potential successor servicer to agree to assume the duties of the servicer with respect to the remaining specified leases and specified vehicles.  If there is a delay in obtaining a successor servicer, it is possible that normal servicing activities could be disrupted during this period, which may delay or reduce payments to noteholders.
Commingling by the servicer may result in delays and reductions in payments on your notes.
So long as BMW FS is the servicer, no servicer default has occurred and is continuing and either certain conditions established by the rating agencies rating the notes have been satisfied or alternative arrangements satisfactory to such rating agencies have been made, the servicer will not have to deposit collections into the SUBI collection account until the business day preceding the related payment date.
Until any collections or proceeds are deposited into the SUBI collection account, the servicer will be able to use those funds for its own benefit and will not segregate those funds from its own assets, and the proceeds of any investment of those funds will accrue to the servicer.  The servicer will pay no fee to the issuing entity or the noteholders for any use by the servicer of such collections or proceeds.  If the servicer were to become insolvent, the servicer’s failure to deposit such collections and proceeds in the SUBI collection account may result in delays and reductions in payments on the notes and investors may suffer a loss.
A security breach or a cyber-attack could adversely affect BMW FS, and could have an adverse effect on your notes.
BMW FS and its affiliates, agents, service providers and other contractual counterparties (including parties in BMW FS’ supply chain) could be at risk of interruptions, outages, and breaches of operational and security systems.  The in-vehicle systems included in BMW vehicles, which have become an increasingly important component of vehicle control systems and mobility services, are subject to similar risks.  In addition, BMW FS and its affiliates collect and store certain personal and financial information from customers, employees, and third parties. Security breaches or cyber-attacks involving or affecting (directly or indirectly) BMW FS or its affiliates could materially disrupt operational systems, result in loss of trade secrets or other proprietary or competitively sensitive information, compromise personally identifiable information of customers, employees, or others, jeopardize the security of BMW FS’ and its affiliates’ facilities or affect the performance of in-vehicle systems.  Further, security breaches or cyber-attacks involving or affecting BMW FS, its affiliates, agents, service providers and other contractual counterparties could adversely affect BMW FS’ and its affiliates’ ability to manufacture, repair or otherwise service BMW and MINI vehicles, including the specified vehicles.  A cyber incident could be caused by malicious persons using sophisticated, targeted methods to circumvent firewalls, encryption, and other security defenses. A cyber incident might not be detected in time to prevent a breach of these systems or other adverse effects. Any such incident could harm BMW FS’ and its affiliates’ reputations and subject BMW FS and its affiliates to regulatory actions or litigation. If any of these risks were to materialize, this could have a material adverse effect on BMW FS’ business and financial condition, could adversely affect BMW FS’ ability to service the specified leases and perform its other obligations under the transaction documents, and could have an adverse effect on your notes.
Risks Primarily Related to Bankruptcy and Insolvency of Transaction Parties and Perfection of Security Interests
The bankruptcy of BMW FS (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your notes.
Following a bankruptcy or insolvency of the servicer or the depositor, a court could conclude that the SUBI certificate is owned by the servicer or the depositor, instead of the issuing entity. This conclusion could be either because the transfer of that SUBI certificate from the depositor to the issuing entity was not a “true sale” or because the court concluded that the depositor or the issuing entity should be consolidated with the servicer or the depositor for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you, or you may not ultimately receive all amounts due to you as a result of:
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the “automatic stay,” which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States bankruptcy code that permit substitution for collateral in limited circumstances,

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tax or government liens on the servicer’s or the depositor’s property (that arose prior to the transfer of the SUBI certificate to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes, and

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the fact that neither the issuing entity nor the indenture trustee has a perfected security interest in the specified vehicles allocated to the 20[_]-[_] SUBI and may not have a perfected security interest in any cash collections of the specified leases and specified vehicles held by the servicer at the time that a bankruptcy proceeding begins.

The depositor will take steps in structuring each transaction described in this prospectus to minimize the risk that a court would consolidate the depositor with BMW FS for bankruptcy purposes or conclude that the transfer of the SUBI certificate was not a “true sale.”
We refer you to “Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI—Insolvency-Related Matters” in this prospectus.
The bankruptcy of the servicer could delay the appointment of a successor servicer or reduce payments on your notes.
In the event of default by the servicer resulting solely from certain events of insolvency or the bankruptcy of the servicer, a court, conservator, receiver or liquidator may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer or prevent the servicer from appointing a sub-servicer, as the case may be, and delays in the collection of payments on the specified leases may occur.  Any delay in the collection of payments on the specified leases may delay or reduce payments to noteholders.
Interests of other persons in the specified leases and the specified vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes.
Because the 20[_]-[_] SUBI will represent a beneficial interest in the SUBI assets, you will be dependent on payments made on the specified leases and proceeds received in connection with the sale or other disposition of the specified vehicles for payments on your notes.  Except to the extent of the back-up security interest as discussed in this prospectus under “Certain Legal Aspects of the Specified Leases and the Specified Vehicles — Back-up Security Interests,” the issuing entity will not have a direct ownership interest in the specified leases or a direct ownership interest or perfected security interest in the specified vehicles, which will be titled in the name of the vehicle trust or the vehicle trustee on behalf of the vehicle trust. It is therefore possible that a claim against or lien on the specified vehicles or the other assets of the vehicle trust could limit the amounts payable in respect of the SUBI certificate to less than the amounts received from the user-lessees of the specified vehicles or received from the sale or other disposition of the specified vehicles.
 Further, liens in favor of and/or enforceable by the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the vehicle trust (including the specified leases and the specified vehicles allocated to the 20[_]-[_] SUBI) and could be used to satisfy unfunded ERISA obligations of any member of a controlled group that includes BMW FS and its affiliates. Because these liens could attach directly to the specified leases and the specified vehicles, and because the issuing entity will not have a prior perfected security interest in the assets included in the 20[_]-[_] SUBI, these liens could have priority over the interest of the issuing entity in the assets included in the 20[_]-[_] SUBI.  As of the date of this prospectus, neither BMW FS nor any of its affiliates had any material unfunded liabilities with respect to their respective defined benefit pension plans.  Moreover, the depositor believes that the likelihood of this liability being asserted against the assets of the vehicle trust or, if so asserted, being successfully pursued, is remote. However, you cannot be sure the specified leases and specified vehicles will not become subject to an ERISA liability.
To the extent a third-party makes a claim against, or files a lien on, the assets of the vehicle trust, including the specified vehicles allocated to the 20[_]-[_] SUBI, it may delay the disposition of those specified vehicles or reduce the amount paid to the holder of the SUBI certificate. If that occurs, you may experience delays in payment or losses on your investment.
We refer you to “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Back-up Security Interests” in this prospectus.
If the servicer does not maintain control of leases evidenced by electronic contracts, the vehicle trust may not have a perfected interest in those leases.
As described in “BMW FS’ Lease Financing Program—Electronic Contracts and Electronic Contracting” in this prospectus, the specified leases may be originated electronically by the vehicle trust and stored in an electronic vault maintained by BMW FS, as servicer, [or by one or more third-party service providers on behalf of BMW FS, as servicer].  BMW FS’ electronic vaulting system recognizes[, and any third-party vaulting system that it may utilize will recognize,] BMW FS as the party having control of specified leases originated electronically by the vehicle trust, and BMW FS, as servicer, will maintain control of those specified leases on behalf of the vehicle trust and its assigns.  BMW FS’ electronic vaulting system is designed[, and any third-party vaulting system will be designed,] to enable the vehicle trust to perfect its interest in leases evidenced by electronic contracts by satisfying the Uniform Commercial Code’s requirements for “control” of electronic chattel paper.  For a description of these requirements, see “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—General” in this prospectus.
BMW FS will represent on the closing date that the vehicle trust has “control” of the authoritative copy of each specified lease evidenced by an electronic contract, the beneficial interest in which (evidenced by the SUBI certificate) has been transferred to the issuing entity.  However, it is possible that another person could acquire an interest in an electronic contract that is superior to the vehicle trust’s interest (and, accordingly, the issuing entity’s beneficial interest or back-up security interest).  This could occur if BMW FS ceases to have “control” over an electronic contract and another party purchases that electronic contract (without knowledge that such purchase violates the vehicle trust’s rights, as applicable, in the electronic contract) and obtains “control” over the electronic contract.  BMW FS also could lose control over an electronic contract if, through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in an electronic vaulting system maintained by BMW FS [or by a third-party service provider], a person other than the vehicle trust were able to modify or duplicate the authoritative copy of the contract.
Although the vehicle trust will perfect its assignment of a back-up security interest in the electronic contracts to the issuing entity by filing financing statements, if the interests in the specified leases that the vehicle trust acquired from the originating dealer were not perfected by control, the priority of the vehicle trust’s interest and the issuing entity’s beneficial interest in the specified leases (evidenced by the SUBI certificate) or back-up security interest could be affected. The vehicle trust’s interest and the issuing entity’s beneficial interest in the specified leases or back-up security interest could be junior to another party with a perfected interest in the inventory of the originating dealer or to judgment creditors who obtain a lien on the specified leases or to a bankruptcy trustee of a dealer that becomes a debtor in bankruptcy.
There can be no assurances that any third-party software employed by BMW FS [or by a third-party service provider] in its electronic vaulting system will perform as represented to the vehicle trust in maintaining the systems and controls required to provide assurance that BMW FS maintains control over an electronic contract.  In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.  Additionally, there is a risk that the systems employed by BMW FS or by a third-party service provider to maintain control of the electronic contracts may be insufficient under applicable law to give the vehicle trust a perfected interest in the specified leases evidenced by electronic contracts and, accordingly, may affect the issuing entity’s beneficial interest (evidenced by the SUBI certificate) and back-up security interest in such specified leases.
From time to time, the specified leases evidenced by electronic contracts may be amended, including, without limitation, by extensions of the final maturity date.  An amendment may be evidenced in the form of a new amended electronic contract or as a tangible amendment to an existing electronic contract.  To the extent any of those amendments is evidenced in tangible form, BMW FS, as servicer, will agree to maintain the perfected interest in the specified leases (consisting of the electronic contract and tangible amendment) by possession of the tangible amendment and control of the electronic contract.
As a result of the foregoing, the vehicle trust may not have a perfected interest and the issuing entity may not have a perfected back-up security interest in certain specified leases or the vehicle trust’s interest, although perfected, could be junior to that of another party.  Either circumstance could affect the receipt by the issuing entity of collections from the specified leases, including the proceeds from the repossession and sale of the related specified vehicles. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your investment in the notes.
General Risks Relating to the Transaction
The notes are not suitable investments for all investors.
The notes are not a suitable investment for any investor that requires a regular or predictable schedule of payments or payment on specific dates.  The notes are complex investments that should be considered only by sophisticated investors.  We suggest that only investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment and default risks, the tax consequences of an investment and the interaction of these factors should consider investing in the notes.
You may have difficulty selling your notes or obtaining your desired sales price.
The notes will not be listed on any securities exchange. Therefore, to sell your notes, you must first locate a willing purchaser.  The underwriters may or may not make a secondary market for the notes. If they do, they will not be obligated to make offers to buy the notes and may stop making offers at any time. In addition, the underwriters may be unwilling or unable to make a market in the notes due to regulatory developments or otherwise.
Disruptions in the global financial markets have from time to time limited the secondary market liquidity for asset-backed securities such as the notes from time to time.  Periods of illiquidity may adversely affect the market value of your notes and your ability to locate a willing purchaser.  In these circumstances, the market value of the notes is likely to fluctuate.  Such fluctuations may be significant and could result in significant losses to you.
Withdrawal or downgrade of the initial ratings of the notes, or the issuance of unsolicited ratings on the notes, may affect the prices for the notes upon resale.
A credit rating is not a recommendation to buy, sell or hold securities and does not address market value or investor suitability.  The ratings of the notes address the likelihood of the payment of principal and interest on the notes pursuant to their terms and will be based primarily upon the value of the specified leases, the specified vehicles and the reserve fund.  Similar ratings on different types of securities do not necessarily mean the same thing.  A rating agency may change its rating of the notes after the notes are issued if that rating agency believes that circumstances have changed.  In the event that a rating with respect to the notes is qualified, reduced or withdrawn, no person or entity will be obligated to provide any additional credit enhancement with respect to the notes.  Any subsequent change in a rating will likely affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.
The sponsor has hired [_] rating agencies and will pay them a fee to assign ratings on the notes.  The sponsor has not hired any other nationally recognized statistical rating organization, or “NRSRO,” to assign ratings on the notes and is not aware that any other NRSRO has assigned or intends to assign ratings on the notes.  However, under the Securities and Exchange Commission rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each qualified NRSRO in order to make it possible for each such non-hired NRSRO to assign unsolicited ratings on the notes.  An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus.  NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements.  If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.  Investors in the notes should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the ratings assigned to the notes by the hired NRSROs. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.
None of the sponsor, depositor, servicer, administrator, indenture trustee, owner trustee, asset representations reviewer, the underwriters or any of their affiliates will be required to monitor any changes to the ratings on the notes.
Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the specified leases and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.
Additionally, we note that it may be perceived that a rating agency has a conflict of interest where, as is the industry standard and the case with the ratings of the notes, the sponsor or the issuing entity pays the fee charged by each hired rating agency for its rating services.
[The rating of the [swap][cap] counterparty may affect the ratings of the notes.]
[Any rating agencies rating the notes will consider the provisions of the [swap][interest rate cap] agreement and any ratings assigned to the [swap][cap] counterparty.  A downgrade, suspension or withdrawal of the rating of the debt of the [swap][cap] counterparty by any rating agency may result in the downgrade, suspension or withdrawal of the rating assigned by that rating agency to any class (or all classes) of notes.  A downgrade, suspension or withdrawal of the rating assigned by any rating agency to a class of notes would likely have adverse consequences on their liquidity or market value.
To provide some protection against the adverse consequences of a downgrade, the [swap][cap] counterparty will be required to take one of the following actions if any rating agency rating its debt reduces its debt ratings below certain levels: (i) collateralize its obligations under the [swap][interest rate cap] agreement, (ii) assign the [swap][interest rate cap] agreement to another party with a better debt rating, (iii) obtain a replacement [swap][interest rate cap] agreement on substantially the same terms as the [swap][interest rate cap] agreement, or (iv) establish any other arrangement satisfactory to any rating agencies rating the notes.

The interest rate [swap][interest rate cap] agreement involves a degree of counterparty credit risk and the issuing entity will be exposed to this risk.  For this reason, only investors capable of understanding these risks should invest in the notes.  You are strongly urged to consult with your financial advisors before deciding to invest in the notes.]
Because the notes are in book-entry form, your rights can only be exercised indirectly.
Because the notes will be issued in book-entry form, you will be required to hold your interest in your notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme, in Europe.  Transfers of interests in the notes within The Depository Trust Company or Clearstream, Luxembourg must be made in accordance with the usual rules and operating procedures of those systems.  So long as the notes are in book-entry form, you will not be entitled to receive a physical note representing your interest.  The notes will remain in book-entry form except in the limited circumstances described in this prospectus under the caption “Description of the Notes—Book-Entry Registration.” Unless and until the notes cease to be held in book-entry form, the indenture trustee will not recognize you as a “noteholder.”  As a result, except for certain rights to request an asset representations review, make a reallocation request, participate in certain dispute resolution matters and communicate with other investors, you will only be able to exercise the rights of noteholders indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream, Luxembourg (in Europe) and its participating organizations.  Holding the notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company or Clearstream, Luxembourg and to take other actions that require a physical note representing the notes.  Interest and principal on the notes will be paid by the issuing entity to The Depository Trust Company as the registered holder of the notes while they are held in book-entry form.  The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants.  This process may delay your receipt of principal and interest payments from the issuing entity.

Defined Terms
You can find a listing of the pages in this prospectus where the principal terms are defined under “Index of Principal Terms” beginning on page [_] of this prospectus.
Overview of the Transaction
Please refer to page [4] of this prospectus for a diagram providing an overview of the transaction described in this prospectus.
BMW passenger car centers, BMW light truck centers, BMW motorcycle dealers, MINI passenger car dealers, Rolls-Royce passenger car dealers and Rolls-Royce light truck dealers (collectively referred to as “Centers”) have assigned, and will assign, vehicle leases and the related vehicles to Financial Services Vehicle Trust, a Delaware statutory trust (the “Vehicle Trust”). The Vehicle Trust was created in August 1995 to facilitate the titling of passenger cars, light trucks and motorcycles in connection with the securitization of passenger car, light truck and motorcycle leases. The Vehicle Trust has issued to BMW Manufacturing L.P. (“BMW LP” or the “UTI Beneficiary”) a beneficial interest in the undivided trust interest (the “UTI”). The UTI represents the entire beneficial interest in assets of the Vehicle Trust that have not been allocated to special units of beneficial interest such as the ones described in this prospectus. The trustee of the Vehicle Trust will be directed by the UTI Beneficiary:
•	to establish a special unit of beneficial interest (the “20[_]-[_] SUBI”); and
•
to allocate a separate pool of leases (the “Specified Leases”), the vehicles that are leased under the Specified Leases (the “Specified Vehicles”) and the related assets of the Vehicle Trust, including the cash proceeds (or other such equivalent proceeds) associated with such Specified Leases to the 20[_]-[_] SUBI.

The 20[_]-[_] SUBI will represent the entire beneficial interest in the Specified Leases and Specified Vehicles (collectively, the “SUBI Assets”). Upon creation of the 20[_]-[_] SUBI, the SUBI Assets will no longer be a part of the assets of the Vehicle Trust represented by the UTI, and the interest in the Vehicle Trust Assets represented by the UTI will be reduced accordingly. The 20[_]-[_] SUBI will evidence an indirect beneficial interest, rather than a direct legal interest, in the SUBI Assets. The 20[_]-[_] SUBI will not represent a beneficial interest in any Vehicle Trust Assets other than the SUBI Assets. Payments made on or in respect of any Vehicle Trust Assets other than the SUBI Assets will not be available to make payments on the Notes or the Certificates. The UTI Beneficiary may from time to time cause special units of beneficial interest other than the 20[_]-[_] SUBI (each, an “Other SUBI” and, together with the 20[_]-[_] SUBI, the “SUBIs”) to be created out of the UTI. The Issuing Entity (and, accordingly, its’ Securityholders) will have no interest in the UTI, any Other SUBI or any assets of the Vehicle Trust Assets evidenced by the UTI or any Other SUBI. See “The 20[_]-[_] SUBI” and “The Vehicle Trust and the Vehicle Trustee” in this prospectus.
BMW LP will sell, transfer and assign its interest in the 20[_]-[_] SUBI to BMW Auto Leasing LLC (the “Depositor”). The Depositor will in turn transfer and assign the certificate representing its interest in the 20[_]-[_] SUBI (the “SUBI Certificate”) to BMW Vehicle Lease Trust 20[_]-[_] (which is referred to in this prospectus as the “Issuing Entity”). The Issuing Entity will issue the asset-backed notes described herein (the “Notes”) with an aggregate initial principal amount of $[___] [or $[___]] (the “Initial Note Balance”).  BMW FS, the sponsor of this transaction (referred to in this prospectus in such capacity as the “Sponsor”), will make the determination regarding the Initial Note Balance based on, among other considerations, market conditions at the time of pricing.  The Issuing Entity will also issue one class of asset-backed certificates (the “Certificates”), which represents the residual interest in the Issuing Entity. The Issuing Entity will pledge the SUBI Certificate to the Indenture Trustee as security for the Notes. The Notes and the Certificates are collectively referred to as the “Securities” and the holders of Securities are referred to as “Securityholders.” The registered holders of the Notes are referred to herein as the “Noteholders”, the beneficial owners of the Notes are referred to herein as the the “Beneficial Owners”), and the holders of the Certificates are referred to herein as the “Certificateholders.” Each Note will represent an obligation of, and each Certificate will represent a fractional undivided interest in, the Issuing Entity.  Payments in respect of the Certificates will be subordinated to payments in respect of the Notes to the extent described in this prospectus.  The Notes are the only securities being offered hereby.  The Certificates are not being offered to you in this offering.
The Issuing Entity
Formation
The Issuing Entity is a Delaware statutory trust that has been formed solely for the purposes of the transactions described in this prospectus. The Issuing Entity will be governed by an amended and restated trust agreement (the “Trust Agreement”), dated as of the date of issuance of the Notes (the “Closing Date”), between the Depositor and [___], as owner trustee (which is referred to in this prospectus as the “Owner Trustee”).
The Issuing Entity will issue the Notes under an indenture, dated as of the Closing Date (the “Indenture”), between the Issuing Entity and [___], as indenture trustee (which is referred to in this prospectus as the “Indenture Trustee”), note registrar, certificate registrar and paying agent (which is referred to in this prospectus as the “Paying Agent”).  The Certificates will be issued under the Trust Agreement.
The Issuing Entity will not engage in any activity other than as duly authorized in accordance with the terms of the Trust Agreement. On the Closing Date, the authorized purposes of the Issuing Entity will be limited to:
•	issuing the Securities;
•	acquiring the SUBI Certificate and the other property of the Issuing Entity with the net proceeds from the sale of the Notes and the Certificates;
•	assigning and pledging the property of the Issuing Entity to the Indenture Trustee;
•	making payments on the Securities;
•	entering into and performing its obligations under the Transaction Documents to which it is a party; and
•
engaging in other transactions, including entering into agreements, that are necessary, suitable or convenient to accomplish, or that are incidental to or connected with, any of the foregoing activities.

Approval of additional activities and purposes may be requested and approved by holders holding in the aggregate at least 75% of the certificate percentage interest of the Certificates, subject to satisfaction of the Rating Agency Condition and certain other conditions in respect thereof.
“Rating Agency Condition” means, with respect to each rating agency hired by the sponsor to rate the Notes (each, a “Rating Agency” and together, the “Rating Agencies”) and any event or circumstance or proposed amendment or supplement to any Transaction Document, the satisfaction of either of the following conditions, according to the then-current policies of such Rating Agency: (a) receipt of written confirmation from such Rating Agency (which, for the avoidance of doubt and without limitation, may be in the form of a letter, a press release or other publication, or a change in such Rating Agency’s published ratings criteria to this effect) that such event or circumstance or proposed amendment or supplement will not result in the qualification, reduction or withdrawal by such Rating Agency of its then-current rating of any class of Notes; or (b) such Rating Agency has been given notice of such event or circumstance or proposed amendment or supplement at least ten (10) days (or such shorter period as is practicable or acceptable to such Rating Agency) prior to the occurrence of such event or circumstance or proposed amendment or supplement and such Rating Agency has not confirmed in writing that such event or circumstance or proposed amendment or supplement would result in the qualification, reduction or withdrawal of its then-current rating of any class of Notes.
The “Controlling Class” will be the Class A Notes while any Class A Notes are outstanding, and after the Class A Notes have been paid in full, the Class B Notes.

The Issuing Entity may not issue securities other than the Notes and the Certificates.  Except for the Securities, the Issuing Entity is also prohibited from borrowing money or making loans to any other person.

The term “Transaction Documents” refers to, collectively, the Indenture, the SUBI Trust Agreement, the Servicing Agreement, the Administration Agreement, the Trust Agreement, the SUBI Certificate Transfer Agreement, the Issuer SUBI Certificate Transfer Agreement[, the [Swap][Interest Rate Cap] Agreement] and the Asset Representations Review Agreement.

Notes owned by the Issuing Entity, the Depositor, the Servicer and their respective affiliates will be entitled to all benefits afforded to the Notes except that they generally will not be deemed outstanding for the purposes of making requests, demands, authorizations, directions, notices, consents or other actions under the Transaction Documents.

BMW FS will be appointed to act as the servicer (referred to in this prospectus in such capacity as the “Servicer”) of the Specified Leases and the related Specified Vehicles.  The Servicer will service the Specified Leases and the related Specified Vehicles pursuant to (i) a servicing agreement, dated as of August 30, 1995, as amended by a supplement to be dated as of the Closing Date (as amended or supplemented from time to time, referred to in this prospectus as the “Servicing Agreement”), among the Vehicle Trust, the UTI Beneficiary, and BMW FS, as Servicer and (ii) the issuer administration agreement dated as of the Closing Date (which is referred to in this prospectus as the “Administration Agreement”) among BMW FS, as administrator (referred to in this prospectus in such capacity as the “Administrator”), the Issuing Entity, the Depositor and the Indenture Trustee, and will be compensated for those services as described under “Description of the Transaction Documents—Servicing Compensation” in this prospectus.
The Issuing Entity’s principal offices will be in [Wilmington, Delaware], in care of the Owner Trustee, at the address listed below under “The Owner Trustee and the Indenture Trustee”.  The Issuing Entity’s fiscal year end will occur on the 31st day of December each year.
Property of the Issuing Entity
On the Closing Date, the Depositor will transfer the SUBI Certificate to the Issuing Entity pursuant to the Issuer SUBI Certificate Transfer Agreement. The Issuing Entity will then pledge its interest in the SUBI Certificate to the Indenture Trustee under the Indenture.  See “The 20[_]-[_] SUBI—Transfers of the SUBI Certificate” in this prospectus.
After giving effect to the transactions described in this prospectus, the property of the Issuing Entity (the “Trust Estate”) will include:
•
the SUBI Certificate, evidencing a beneficial interest in the assets allocated to the 20[_]-[_] SUBI, including the right to payments thereunder from Termination Proceeds and Recovery Proceeds on deposit in the SUBI Collection Account and net investment earnings, if any, on amounts on deposit in the SUBI Collection Account;

•	the rights of the Issuing Entity as secured party under a back-up security agreement with respect to the SUBI Certificate and the undivided interest in the SUBI Assets;
•
the rights of the Issuing Entity to funds on deposit from time to time in the SUBI Collection Account, the Reserve Fund, the Note Distribution Account and any other account or accounts established pursuant to the Indenture and all cash, investment property and other property from time to time credited thereto and all proceeds thereof, if any;

•	the rights of the Depositor, as transferee, under the SUBI Certificate Transfer Agreement;
•	the rights of the Issuing Entity, as transferee, under the Issuer SUBI Certificate Transfer Agreement;
•	the rights of the Vehicle Trust under any related dealer agreements;

•	[the rights of the Issuing Entity and the Indenture Trustee under any Swap Agreement issued with respect to any class;]
•	[the rights of the Issuing Entity and the Indenture Trustee under any Interest Rate Cap Agreement issued with respect to any class;]
•	the rights of the Issuing Entity as a third party beneficiary of the Servicing Agreement and the SUBI Trust Agreement; and
•	all proceeds of the foregoing, which shall include Sales Proceeds.
The Indenture will require the Trust Estate to be pledged by the Issuing Entity to the Indenture Trustee.
Because the 20[_]-[_] SUBI will represent a beneficial interest in the SUBI Assets, Noteholders will be dependent on payments made on the Specified Leases and proceeds received in connection with the sale or other disposition of Specified Vehicles for the payment of interest on and principal of the Notes. The Issuing Entity will not, except to the extent of the back-up security interest as discussed under “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Back-up Security Interests” in this prospectus, have a direct ownership interest in the Specified Leases or a direct ownership interest or perfected security interest in the Specified Vehicles, which will be titled in the name of the Vehicle Trust or the Vehicle Trustee.  Therefore, it is possible that a claim or lien in respect of the Specified Vehicles or the Vehicle Trust could limit the amounts payable in respect of the SUBI Certificate to less than the amounts received from the lessees of the Specified Vehicles (each, a “User-Lessee”) or received from the sale or other disposition of Specified Vehicles. To the extent that a claim or lien were to delay the disposition of the Specified Vehicles or reduce the amount paid to the holder of the SUBI Certificate in respect of its beneficial interests in the SUBI Assets, Noteholders could experience delays in payment or losses on their investment. See “Risk Factors—Risks Primarily Related to Bankruptcy and Insolvency of Transaction Parties and Perfection of Security Interests—The bankruptcy of BMW FS (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your notes,” “The 20[_]-[_] SUBI,” “Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI—The 20[_]-[_] SUBI” and “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Back-up Security Interests” in this prospectus.
Capitalization of the Issuing Entity
The following table illustrates the approximate expected assets of the Issuing Entity as of the Closing Date [if the aggregate initial principal amount of the Notes is $[___]].  The total in the table may not sum due to rounding:
SUBI Certificate	$[_]
Reserve Fund[(1)]	$[_]
Total	$[_]
_____________________ [(1) To be an amount not less than 0.25% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date. This amount may be adjusted upward.]
The following table illustrates the approximate capitalization of the Issuing Entity as of the Closing Date [if the aggregate initial principal amount of the Notes is $[___]], as if the issuance and sale of the Notes had taken place on that date:
Notes	$[_]
Overcollateralization	$[_]
Total	$[_]

[The following table illustrates the approximate expected assets of the Issuing Entity as of the Closing Date if the aggregate initial principal amount of the Notes is $[___].  The total in the table may not sum due to rounding:
[SUBI Certificate	$[_]
Reserve Fund[(1)]	$[_]
Total	$[_]]
_____________________ [(1) To be an amount not less than 0.25% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date. This amount may be adjusted upward.]
[The following table illustrates the approximate capitalization of the Issuing Entity as of the Closing Date if the aggregate initial principal amount of the Notes is $[___], as if the issuance and sale of the Notes had taken place on that date:
[Notes	$[_]
Overcollateralization	$[_]
Total	$[_]]

The Sponsor will make the determination regarding the aggregate initial principal amount of the Notes based on, among other considerations, market conditions at the time of pricing.
The Issuing Entity will also issue the Certificates which represent the residual interest in the Issuing Entity.  The Certificates are not offered by this prospectus and initially will be retained by the Depositor.
The Depositor
BMW Auto Leasing LLC, referred to in this prospectus as the Depositor, is a limited liability company and was formed under the laws of Delaware in August 2000.  The Depositor is a wholly owned, limited purpose subsidiary of BMW FS and BMW FS is the managing member of the Depositor. The principal office of the Depositor is located at c/o BMW Financial Services NA, LLC, 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677 and its telephone number is (201) 307-4000.  Since its formation in August 2000, BMW Auto Leasing LLC has been the Depositor in each of BMW FS’ public and private lease securitization transactions, and has not participated in or been a party to any other financing transactions.
The Depositor was organized primarily for the purpose of acquiring interests in the SUBIs, causing securities to be issued and engaging in related transactions. The Depositor’s limited liability company agreement limits the activities of the Depositor to the foregoing purposes and to any activities related to, incidental to, and necessary, convenient or advisable for those purposes, including the following:
•
acquiring from, or selling to, BMW FS or its dealers or affiliates its rights and interest in and to (including any beneficial interests in and to) receivables or leases arising out of or relating to the sale or lease of BMW, [MINI] and [Rolls-Royce] motor vehicles, monies due under the receivables and the leases, security interests in the related financed or leased vehicles and proceeds from claims on the related insurance policies and any related rights (collectively, the “Receivables”);

•
acquiring from BMW FS or any of its affiliates as the holder of the UTI or one or more SUBIs and acting as the beneficiary of any such SUBIs, and selling to BMW FS or reallocating to the UTI certain of the Leased Vehicles and related Leases comprising such SUBIs;

•
acquiring, owning and assigning the Receivables and SUBIs, the collateral securing the Receivables and SUBIs, related insurance policies, agreements with Centers or lessors or other originators or servicers of the Receivables and any proceeds or rights thereto (the “Collateral”);

•
transferring the Receivables and SUBIs and/or related Collateral to a trust pursuant to one or more trust agreements, sale and servicing agreements or other agreements to be entered into by, among others, BMW Auto Leasing LLC, the related trustee and the servicer of the Receivables or SUBIs;

•	authorizing, selling and delivering any class of certificates or notes issued by the issuing entity under the related agreement;
•	acquiring from BMW FS the certificates or notes issued by one or more issuing entities to which BMW FS or one of its subsidiaries transferred the Receivables;
•	performing its obligations under each applicable trust agreement, indenture and any other related agreements; and
•	engaging in any activity and exercising any powers permitted to limited liability companies under the laws of the State of Delaware that are related or incidental to the foregoing.
Other than the obligation to obtain the consent of the Depositor with respect to amendments to the Trust Agreement or other consent rights given to the holder of the residual interest in the Issuing Entity, the payment of organizational expenses of the Issuing Entity, the maintenance and establishment of certain accounts, the maintenance of books and records, the perfection of the security interest created by the Trust Agreement and the appointment of a successor owner trustee for the Issuing Entity, the Depositor will have no ongoing duties with respect to the Issuing Entity.
The limited liability company agreement of the Depositor includes requirements for its special member to have at least one independent director, extensive corporate separateness covenants and restrictions on its permitted corporate functions (including on its ability to borrow money or incur debts), all of which are designed to prevent the consolidation of the assets of the Depositor with those of either BMW FS or any affiliate of BMW FS in the event of a bankruptcy or insolvency proceeding of BMW FS or such other affiliated entity.  In addition, the Depositor itself may not file a voluntary petition for bankruptcy or insolvency protection in either federal or any state court without the consent of all of its members, including the independent directors of its special member.
For the time period that the Issuing Entity is required to report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), reports filed under the Exchange Act with respect to the Issuing Entity will be available on the SEC’s website located at www.sec.gov, as described under “Where You Can Find More Information About Your Notes” in this prospectus.
The Sponsor, Administrator and Servicer
General
BMW Financial Services NA, Inc., the predecessor of BMW Financial Services NA, LLC (“BMW FS”), was incorporated on April 23, 1984 in the State of Delaware and, on May 1, 2000, was converted into a limited liability company organized under the laws of the State of Delaware.  The national executive headquarters of BMW FS are located at 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677.  Its telephone number is (201) 307‑4000.  Its Customer Service Center is located at 1400 City View Drive, Columbus, Ohio 43215.
The Sponsor is responsible for pooling and servicing the pool assets and structuring the securitization transaction.  In its roles as Administrator and Servicer, BMW FS plays a primary role in the management of the Issuing Entity, the Specified Leases and the Specified Vehicles.  In addition, as Servicer, BMW FS will be authorized to exercise certain discretionary powers with regard to the administration of the Specified Leases and the Specified Vehicles, as described under “—Servicing Experience” and “Description of the Transaction Documents” below.

Securitization Experience
BMW FS began originating retail leases and began selling retail installment sale contracts to asset-backed commercial paper conduits in 1993 and began sponsoring securitization trusts in 1999.  Additionally, BMW FS has sponsored securitizations backed by retail installment sales contracts since 1999 and has sponsored other securitization entities backed by pools of wholesale “floorplan” loans to automobile retailers.  BMW FS has never defaulted in its payment obligations under its term securitization offerings, and none of the asset-backed securities issued under its term securitizations have defaulted, or otherwise been accelerated due to the occurrence of an early amortization or other performance triggering event.  BMW FS has never failed to pay principal in full at maturity on any of its securities issued in a term securitization.  BMW FS only securitizes leases that it has originated, and it selects such leases based on specified selection criteria, certain of which are described in this prospectus.
BMW FS expects that asset-backed debt offerings will continue to be a material funding source for BMW FS. For additional information regarding BMW FS’ overall procedures for originating or acquiring and securitizing assets similar to the Specified Leases, you should refer to “BMW FS’ Lease Financing Program” and “The Specified Leases” in this prospectus.

Servicing Experience
BMW FS, in its capacity as Servicer, began servicing operations in 1993.  In addition to servicing motor vehicle leases similar to the Specified Leases, BMW FS also services the retail installment sale contracts and wholesale floorplan loans securitized in the transactions described above.
BMW FS is the servicer for all of the loans and leases that it finances. As the servicer, BMW FS generally handles all collections, administers defaults and delinquencies and otherwise services the loans, the leases and the related vehicles.

The tables set forth below under “Delinquencies, Repossessions and Loss Information” show BMW FS’ servicing experience for its entire portfolio of retail leases on automobiles, including contracts sold in securitizations, that BMW FS continues to service, as further described under “Delinquencies, Repossessions and Loss Information” in this prospectus.  Additional information regarding BMW FS in its capacities as Sponsor, Administrator and Servicer may be found under “The Sponsor, Administrator and Servicer” and “Description of the Transaction Documents” in this prospectus.
Credit Risk Retention
The risk retention regulations in Regulation RR of the Exchange Act require the Sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the Specified Leases.
The Sponsor intends to satisfy its obligation to retain credit risk by causing the Depositor, its wholly-owned affiliate, to retain the [Certificates].
[Combination Vertical and Horizontal Interest Option:] [The Depositor expects to satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR.  The Depositor expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” will equal at least five.]  [Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option.]
[Eligible Vertical Interest Option:]  [The Sponsor intends to satisfy its obligation to retain credit risk by causing the Depositor, its wholly-owned affiliate, to retain [__]% of each class of Notes.
The Depositor's retention of [__]% of each class of Notes is intended to comply with the requirements for retention of an “eligible vertical interest” under Regulation RR.  The Depositor is required to retain this interest until the latest of the date that is two years from the Closing Date, the date the Aggregate Securitization Value is one-third or less of the initial Aggregate Securitization Value, or the date the aggregate Note Balance is one-third or less of the

Initial Note Balance.  None of the Sponsor, the Depositor or any of their affiliates may hedge, sell or transfer the Certificates except to the extent permitted by Regulation RR.  The material terms of the Notes are described in “Description of the Notes.”]
[Eligible Horizontal Residual Interest Option:]  [The Sponsor intends to satisfy its obligation to retain credit risk by causing the Depositor, its wholly-owned affiliate, to retain [the Class B Notes and] the Certificates.
The Certificates represent the right to receive all funds not needed to make required payments on the Notes, pay fees and expenses of the Issuing Entity or make deposits to the Reserve Fund on each Payment Date.  The Certificates represent a first-loss interest in this securitization transaction.
The Depositor’s retention of [the Class B Notes and] the Certificates is intended to comply with the requirements for retention of an “eligible horizontal residual interest” under Regulation RR.  The Depositor is required to retain this interest until the latest of the date that is two years from the Closing Date, the date the Aggregate Securitization Value is one-third or less of the initial Aggregate Securitization Value, or the date the aggregate Note Balance is one-third or less of the Initial Note Balance.  None of the Sponsor, the Depositor or any of their affiliates may hedge, sell or transfer the Certificates except to the extent permitted by Regulation RR.
For a description of certain material terms of [the Class B Notes and] the Certificates, see [“Description of the Notes,”] “Payments on the Notes,” “The Certificates,” “Description of the Transaction Documents—The Indenture—Events of Default; Rights Upon an Event of Default” and “Description of the Notes—Events of Default” in this prospectus.
The fair value of [the Class B Notes and] the Certificates is expected to equal at least 5% of the aggregate fair value of the Notes and the Certificates, calculated as of the Closing Date.
[If the aggregate initial principal amount of the Notes is $[___], t][T]he fair value of the Notes and the Certificates is summarized below.  The totals in the table may not sum due to rounding:
	Fair Value (in millions)	Fair Value (as a percentage of the aggregate fair value of the Notes and Certificates)
Class A-1 Notes	$[_]	[_]%
Class A-2a Notes	$[_] - $[_]	[_]% - [_]%
Class A-2b Notes	$[_] - $[_]	[_]% - [_]%
Class A-3 Notes	$[_]	[_]%
Class A-4 Notes	$[_]	[_]%
Class B Notes	$[_]	[_]%
Certificates	$[_] - $[_]	[_]% - [_]%
Total	$[_] - $[_]	[100.0]%

[If the aggregate initial principal amount of the Notes is $[___], the fair value of the Notes and the Certificates is summarized below.  The totals in the table may not sum due to rounding:

	Fair Value (in millions)	Fair Value (as a percentage of the aggregate fair value of the Notes and Certificates)
Class A-1 Notes	$[_]	[_]%
Class A-2a Notes	$[_] - $[_]	[_]% - [_]%
Class A-2b Notes	$[_] - $[_]	[_]% - [_]%
Class A-3 Notes	$[_]	[_]%
Class A-4 Notes	$[_]	[_]%
Class B Notes	$[_]	[_]%
Certificates	$[_] - $[_]	[_]% - [_]%
Total	$[_] - $[_]	[100.0]%]
The Sponsor determined the fair value of the Notes and the Certificates using a fair value measurement framework under generally accepted accounting principles.  In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.
•	Level 1 inputs include quoted prices for identical instruments and are the most observable;
•	Level 2 inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves; and
•	Level 3 inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.
The fair value of the Notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments.  The fair value of the Certificates is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.
The fair value of each class of the Notes is assumed to be equal to its initial principal amount, or par amount[, provided, that the initial principal amounts of the Class A-2a Notes and the Class A-2b Notes are assumed to be equal to either [(a) if the aggregate initial principal amount of the Notes is $[___],] (i) $[_] and $[_], respectively, or (ii) $[_] and $[_], respectively [and (b) if the aggregate initial principal amount of the Notes is $[___], (i) $[_] and $[_], respectively, or (ii) $[_] and $[_], respectively]].  It is also assumed that the final interest rates of the Notes will be consistent with the interest rate assumptions below:
Class	Interest Rate
Class A-1	[_]% - [_]%
Class A-2a	[_]% - [_]%
Class A-2b	[_]% - [_]%
Class A-3	[_]% - [_]%
Class A-4	[_]% - [_]%
Class B	[_]% - [_]%
These interest rates are estimated based on recent pricings of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk applicable to the Notes.
To calculate the fair value of the Certificates, the Sponsor used an internal valuation model.  This model projects future interest and principal payments of the Specified Leases, the interest and principal payments on each class of the Notes, and fees and expenses of the Issuing Entity, including the Servicing Fee.  The resulting cash flows to the Certificates are discounted to their present values based on a discount rate that reflects the credit exposure to these cash flows and current market interest rates.  In completing these calculations, the Sponsor made the following assumptions:

•
except as otherwise described in the following bullets, cash flows in respect of the Specified Leases are calculated using the assumptions described under the heading “Weighted Average Lives of the Notes” in this prospectus;

•	interest accrues on the Notes at the rates described above;
•
[in determining the interest payments on the Class A-2b Notes, [the SOFR Rate] is assumed to reset consistent with the applicable forward rate curve as of [___], 20[_] [and it is assumed that no Benchmark Transition Event has occurred];]

•	the Servicer does not exercise its option to purchase the SUBI Certificate on or after the first Payment Date on which such option becomes available to it;
•	the Specified Leases prepay at a rate equal to the [__]% Prepayment Assumption described under the heading “Weighted Average Lives of the Notes” in this prospectus;
•
[each][the] pool of Specified Leases experiences a lifetime cumulative net loss rate of [_]% (as a percentage of the initial Aggregate Securitization Value) and a loss severity rate of [_]%, and these losses are incurred based on the following timing curve beginning in the month after the Cutoff Date and distributed equally within each range of months described below:

Months 1 - 3:	[_]%
Months 4 - 12:	[_]%
Months 13 - 24:	[_]%
Months 25 - 36:	[_]%
•	returned Specified Vehicles are assumed to be sold for an amount equal to their ALG Residual Values, resulting in no residual value gains or losses; and
•	cash flows in respect of the Certificates are discounted at [_]%.
The Sponsor developed these inputs and assumptions by considering the following factors:
•	The prepayment rate assumption was developed considering the composition of [each][the] pool of Specified Leases and the performance of prior pools of leases securitized by the Sponsor.
•
The cumulative net loss rate is estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve.  The lifetime cumulative net loss assumption and the shape of the cumulative net loss curve were developed considering the composition of [each][the] pool of Specified Leases, the performance of prior pools of leases securitized by the Sponsor, the performance of leases in the Sponsor’s managed portfolio, economic conditions, and the cumulative net loss assumptions of the Rating Agencies.  Default and recovery rate estimates are included in the cumulative net loss assumption.

•
The assumption regarding the sale price of returned Specified Vehicles is consistent with the Sponsor’s belief that, as of the date of this prospectus, the ALG Residual Value represents a reasonable estimate of the Residual Value of each Specified Vehicle.

•
The discount rate applicable to the cash flows in respect of the Certificates is estimated to reflect the credit exposure to such cash flows and market interest rates.  Due to the lack of an actively traded market in residual interests similar to the Certificates, the discount rate was derived using qualitative factors that consider the equity-like component of the Certificates.

The Sponsor believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective Noteholder’s ability to evaluate the fair value calculation.  The fair values of the Notes and the Certificates were calculated based on the assumptions described above, including the assumptions regarding the characteristics and performance of the Specified Leases that will differ from the actual characteristics and performance of the Specified Leases.  You should be sure you understand these assumptions when considering the fair value calculation.
The Sponsor will recalculate the fair values of the Notes and the Certificates following the Closing Date to reflect the issuance of the Notes and any material changes in the methodology or inputs and assumptions described above.  The dollar amount of the fair value of [the Class B Notes and] the Certificates, and the fair value of [the Class B Notes and] the Certificates as a percentage of the aggregate fair value of the Notes and the Certificates, in each case, as of the Closing Date, will be included in the monthly servicer’s statement for the first Collection Period (which will be attached as an exhibit to the Form 10-D for that Collection Period), together with a description of any material change in the methodology or inputs and assumptions used to calculate the fair values.]
Reallocation Requests
The transaction documents for prior pools of retail leases securitized by BMW FS contain covenants requiring the reallocation of a lease for the uncured breach of certain representations or warranties that materially and adversely affects the interests of the related issuing entity.  During the three-year period ended [___], 20[_], there was [no] activity to report with respect to any demand to reallocate any lease underlying a securitization of retail leases sponsored by BMW FS.  BMW FS, as a securitizer, and on behalf of all of its related affiliated securitizers, discloses all fulfilled and unfulfilled reallocation requests for leases that were the subject of a demand to reallocate on SEC Form ABS-15G.  BMW FS filed its most recent Form ABS-15G with respect to such reallocation requests, on behalf of itself and its affiliated securitizers, with the Securities and Exchange Commission (the “SEC”) on [___], 20[_].  BMW FS’ CIK number is 0001541188.  Additional information regarding BMW FS in its capacities as Sponsor, Administrator and Servicer may be found under “The Sponsor, Administrator and Servicer” and “Description of the Transaction Documents” in this prospectus.  See also “Description of the Notes—Asset Representations Review.”
Affiliations and Related Transactions
The Vehicle Trust, the UTI Beneficiary and the Depositor are affiliates of the Sponsor, the Servicer and the Administrator.  There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm’s length transaction with an unrelated third party, between any of the Depositor, the Issuing Entity, the UTI Beneficiary and the Sponsor.  The Asset Representations Reviewer is not and will not be affiliated with any of the Sponsor, the Depositor, the Servicer, the Indenture Trustee, the Owner Trustee or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the Sponsor or any underwriter to perform, pre-closing due diligence work on the Specified Leases.  For information regarding any interest in the transaction retained by the Depositor, the Sponsor or their affiliates to satisfy the credit risk retention rules, see “Credit Risk Retention.”   The Owner Trustee and the Indenture Trustee are not and will not be affiliated with any of the Sponsor, the Depositor, the Servicer or any of their respective affiliates.  [The [Swap][Cap] Counterparty is not affiliated with any of the Sponsor, the Depositor, the Servicer or any of their respective affiliates [but is an affiliate of [___] an underwriter of the Notes].]
The Owner Trustee and the Indenture Trustee
[___]
[___] is the Owner Trustee under the Trust Agreement.  [Note: Description of experience serving as owner trustee for ABS transactions involving motor vehicle leases for BMW FS and others will be provided by the Owner Trustee.]

[___]
[___] will act as Indenture Trustee, registrar and note paying agent under the Indenture.  The Indenture Trustee and the Owner Trustee are referred to in this prospectus, together, as the “Trustees”.  [Note: Description of experience serving as indenture trustee for ABS transactions involving motor vehicle leases for BMW FS and others will be provided by the Indenture Trustee.]

The Indenture Trustee shall make each monthly statement available to the holders of the Notes via the Indenture Trustee’s internet website at [___].  Holders of the Notes with questions may direct them to the Indenture Trustee’s bondholder services group at [___].

The Indenture Trustee and the Owner Trustee

The Depositor, the Servicer and their respective affiliates may maintain normal commercial banking relations with the Indenture Trustee, the Owner Trustee and their respective affiliates.
The Owner Trustee’s or the Indenture Trustee’s liability in connection with the issuance and sale of the Securities is limited solely to the express obligations of the Owner Trustee or Indenture Trustee set forth in the Trust Agreement or the Indenture, as applicable.  The Owner Trustee or the Indenture Trustee (with 30 days’ prior written notice) may resign at any time, in which event the Depositor, in the case of the Owner Trustee, and the Issuing Entity, in the case of the Indenture Trustee, will be obligated to appoint a successor owner trustee or indenture trustee, respectively.  The Depositor or the Certificateholders may also remove the Owner Trustee if it becomes insolvent or otherwise ceases to be eligible to continue in that capacity under the Trust Agreement.  The Issuing Entity may also remove the Indenture Trustee with 30 days’ prior written notice if it becomes insolvent or otherwise ceases to be eligible to continue in that capacity under the Indenture.  In those circumstances, the Depositor or the Issuing Entity, as the case may be, will be obligated to appoint a successor owner trustee or indenture trustee, respectively.  Any resignation or removal of the Owner Trustee or Indenture Trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor.
The Issuing Entity is required under the Transaction Documents to indemnify the Owner Trustee for any loss, liability, fee, disbursement or expense incurred by it in connection with the performance of its duties under Transaction Documents.  The Issuing Entity is not required to reimburse any expense or indemnify against any loss, liability or expense incurred by the Owner Trustee through the Owner Trustee’s own willful misconduct, gross negligence or bad faith.
The Issuing Entity is required under the Transaction Documents to indemnify the Indenture Trustee against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by it in connection with the administration of the Issuing Entity and the performance of its duties under the Transaction Documents.  The Indenture Trustee is required to notify the Issuing Entity and the Administrator promptly of any claim for which it may seek indemnity; provided, that, failure by the Indenture Trustee to provide such notification will not relieve the Issuing Entity of its obligations under the Indenture.  The Issuing Entity is not required to reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee’s own willful misconduct, negligence or bad faith.
Neither of the Trustees will have any obligation or responsibility to monitor or enforce the Sponsor’s compliance with any applicable risk retention rules or regulations.  The Trustees will not be charged with knowledge of any such rules or regulations, and neither of the Trustees will be liable to any Noteholder or any other person for violation of such rules or regulations.
For a description of the roles and responsibilities of the Owner Trustee, see “Description of the Transaction Documents—Administration Agreement” and “—Duties of the Owner Trustee and the Indenture Trustee” in this prospectus. For a description of the roles and responsibilities of the Indenture Trustee, see “Description of the Transaction Documents—The Indenture” and “—Duties of the Owner Trustee and the Indenture Trustee” in this prospectus.

Asset Representations Reviewer
General
[___], a [___], will serve as Asset Representations Reviewer under an asset representations review agreement it will enter into with the Issuing Entity and the Servicer on the Closing Date (the “Asset Representations Review Agreement”).  The Asset Representations Reviewer is not affiliated with any of the Sponsor, the Depositor, the Servicer, the Indenture Trustee, the Owner Trustee, or any of their respective affiliates, and has not been, and is not, affiliated with any party that was hired by the Sponsor or any underwriter to perform pre-closing due diligence work on the Specified Leases.
[_________] [has served as an asset representations reviewer on over ___ transactions involving [asset classes to be specified.] [has no prior experience serving as an asset representations reviewer but has performed pre-closing due diligence work [for other asset classes] which required ______ to assess compliance with eligibility representations.] [Note: Description of the asset representations reviewer’s business will be added as supplied by that entity.]
Fees and Expenses
The Asset Representations Reviewer will receive as compensation an [annual][monthly][quarterly] fee equal to $[_] (the “ARR Service Fee”), which is payable by the Servicer on the Closing Date, and thereafter by the Issuing Entity [in [___] of each year], commencing in [___], 20[_].  In addition, if the Asset Representations Reviewer is engaged to perform a review of Specified Leases, the Asset Representations Reviewer will be entitled to a fee of $[_] for each Specified Lease reviewed by it (the “ARR Review Fee” and together with the ARR Service Fee, the “ARR Fee”).  The Asset Representations Reviewer will also be entitled to reimbursement or payment by the Issuing Entity for all costs, expenses and indemnification amounts incurred by it in connection with the performance of its duties under the Asset Representations Review Agreement. Prior to the acceleration of the Notes, the aggregate amount of fees, costs, expenses and indemnification amounts payable to the Asset Representations Reviewer, the Indenture Trustee and the Owner Trustee before payments are made to Noteholders on the [_] day of each month or, if such day is not a Business Day, the next succeeding Business Day, beginning [___], 20[_] (each, a “Payment Date”) will not exceed $[__] in any calendar year.  A “Business Day” will be any day other than a Saturday, a Sunday or a day on which banking institutions in the states of Delaware, [___], [___] or [___] are authorized or obligated by law, executive order or government decree to be closed.  Any such fees, costs, expenses and indemnification amounts due and owing in excess of the annual cap will be paid to the Asset Representations Reviewer and such other parties after payment of principal and interest due on the Notes on the related Payment Date.  After the acceleration of the Notes, all fees, costs, expenses and indemnification amounts due and owing to the Asset Representations Reviewer, the Indenture Trustee and the Owner Trustee will be reimbursed or paid to such parties before the Issuing Entity makes any payments to Noteholders and without regard to any annual cap on such amounts.
Resignation and Removal
The Asset Representations Reviewer may not resign unless it determines it is legally unable to perform its obligations under the Asset Representations Review Agreement and there is no reasonable action that it could take to make the performance of its obligations under the Asset Representations Review Agreement permissible under applicable law.  If the Asset Representations Reviewer fails to perform in any material respect any covenants or agreements under the Asset Representations Review Agreement, becomes the subject of a bankruptcy or similar proceeding, or no longer satisfies applicable eligibility criteria, the Issuing Entity may remove the Asset Representations Reviewer and terminate its obligations under the Asset Representations Review Agreement. The Issuing Entity will be obligated to engage a successor asset representations reviewer after any such resignation or removal.  No resignation or removal of the Asset Representations Reviewer will be effective, and the Asset Representations Reviewer will continue to perform its obligations under the Asset Representations Review Agreement, until a successor asset representations reviewer has accepted its engagement for such purpose.
The Asset Representations Reviewer is [not] contractually obligated to pay the reasonable expenses incurred in the transfer of its rights and obligations under the Asset Representations Review Agreement.  To the extent expenses incurred by the Asset Representations Reviewer in connection with the replacement of the Asset Representations

Reviewer are not paid by the Asset Representations Reviewer that is being replaced, the Issuing Entity will be responsible for the payment of such expenses to the Asset Representations Reviewer.  Any resignation, removal, replacement or substitution of the Asset Representations Reviewer, or the appointment of a new asset representations reviewer, will be reported by the Administrator in the Form 10-D related to the Collection Period in which such change occurs, together with a description of the circumstances surrounding the change and, if applicable, information regarding the new asset representations reviewer.
Indemnity and Liability
The Asset Representations Reviewer will not be liable to any person or entity for any action taken, or not taken, in good faith under the Asset Representations Review Agreement or for errors in judgment.  However, the Asset Representations Reviewer will be liable for its willful misconduct, bad faith or negligence in performing its obligations under the Asset Representations Review Agreement or by reason of reckless disregard of its obligations and duties thereunder.  The Asset Representations Reviewer and its officers, directors, employees and agents will be indemnified by the Issuing Entity for all costs, expenses, losses, damages and liabilities resulting from the performance of its obligations under the Asset Representations Review Agreement (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from (i) the Asset Representations Reviewer’s willful misconduct, bad faith or negligence or reckless disregard of its obligations and duties under the Asset Representations Review Agreement or (ii) the Asset Representations Reviewer’s breach of any of its representations or warranties in the Asset Representations Review Agreement.  The Asset Representations Reviewer will indemnify each of the Issuing Entity, the Depositor, the Servicer, the Owner Trustee and the Indenture Trustee and their respective officers, directors, successors, assigns, legal representatives, agents, and servants for all fees, costs, expenses, losses, damages and liabilities resulting from the willful misconduct, bad faith or negligence of the Asset Representations Reviewer in performing its obligations under the Asset Representations Review Agreement; provided, however, that the Asset Representations Reviewer shall not be liable for or required to indemnify any such person from and against expenses arising or resulting from such person’s own willful misconduct, bad faith or negligence, or the inaccuracy of any representation or warranty made by such person.  The Asset Representations Reviewer will not be liable for any amount in excess of the fees received by it in accordance with the terms of the Asset Representations Review Agreement.
The Vehicle Trust and the Vehicle Trustee
General
The Vehicle Trust is a Delaware statutory trust and is governed by an amended and restated trust agreement, dated as of December 1, 2006 (the “Vehicle Trust Agreement”), between the UTI Beneficiary and BNY Mellon Trust of Delaware (formerly known as The Bank of New York (Delaware)), as trustee (the “Vehicle Trustee”).
The assets of the Vehicle Trust (the “Vehicle Trust Assets”) consist of:
•
closed-end retail lease contracts (“Leases”) of BMW passenger cars, BMW light trucks, BMW motorcycles, MINI passenger cars, Rolls-Royce passenger cars and Rolls-Royce light trucks (“Leased Vehicles”), which Leases are or were originated by Centers pursuant to Dealer Agreements entered into with BMW FS, all monies due from user-lessees under such Leases and all proceeds thereof;

•	Leased Vehicles, together with all accessories, additions and parts constituting a part thereof and all accessions thereto and all proceeds thereof;
•	proceeds from sales of Leased Vehicles;
•
the rights to proceeds from any physical damage, liability or other insurance policies, if any, covering Leases or the related user-lessees or the related Leased Vehicles, including but not limited to the Contingent and Excess Liability Insurance; and

•	all proceeds of the foregoing.

From time to time after the date of this prospectus, the Centers may assign additional Leases to the Vehicle Trust and, as described below, title the related Leased Vehicles in the name of the Vehicle Trust or the Vehicle Trustee on behalf of the Vehicle Trust.
The primary business purpose of the Vehicle Trust is to acquire Leases, including the Specified Leases, and serve as record holder of title to Leased Vehicles, including the Specified Vehicles, in connection with asset-backed securities issuance transactions.
Under the Vehicle Trust Agreement, the Vehicle Trust has not and will not:
•
issue interests or securities other than the 20[_]-[_] SUBI, the SUBI Certificate, Other SUBIs, one or more certificates representing each Other SUBI (the “Other SUBI Certificates”), the UTI and one or more certificates representing the UTI (the “UTI Certificates”);

•	borrow money, except from BMW FS or the UTI Beneficiary in connection with funds used to acquire Leases and Leased Vehicles;
•	make loans;
•	invest in or underwrite securities;
•	offer securities in exchange for Vehicle Trust Assets, with the exception of the SUBI Certificate issued in connection with the Securities, Other SUBI Certificates and the UTI Certificates; or
•
repurchase or otherwise reacquire its securities, except as permitted by or in connection with financing or refinancing the acquisition of Leases and Leased Vehicles or as otherwise permitted by each such financing or refinancing.

For further information regarding the servicing of the Leases and the Leased Vehicles, see “Description of the Transaction Documents—Servicing Procedures” in this prospectus.
The UTI Beneficiary
BMW LP is the UTI Beneficiary under the Vehicle Trust Agreement. The sole general partner of BMW LP is BMW Facility Partners, LLC (“BMW Facility Partners”), a Delaware limited liability company. BMW FS is the limited partner of the UTI Beneficiary. The UTI Beneficiary was formed as a limited partnership under the laws of Indiana in September 1992. Currently, its only purposes are being the initial beneficiary of the Vehicle Trust, holding the UTI and the UTI Certificate, acquiring interests in the 20[_]-[_] SUBI and Other SUBIs and engaging in related transactions. The limited liability company agreement of BMW Facility Partners and the limited partnership agreement of the UTI Beneficiary limit their respective activities to the foregoing purposes and to any activities incidental thereto or necessary therefor. The principal office of BMW LP is located at 300 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677 and its telephone number is (201) 307-4000.
The UTI Beneficiary may from time to time assign, transfer, grant and convey, or cause to be assigned, transferred, granted and conveyed, to the Vehicle Trustee, in trust, Vehicle Trust Assets. At any time, the UTI Beneficiary may allocate all or a portion of the Leases and the Leased Vehicles held by the Vehicle Trust to an Other SUBI held by BMW Bank of North America (the “Bank SUBI”).  On or prior to the date that the 20[_]-[_] SUBI is created, any Specified Leases held by the Bank SUBI will be released and assigned back to the UTI.  The UTI Beneficiary will hold the UTI, which represents a beneficial interest in all Vehicle Trust Assets except for (a) any Vehicle Trust Assets allocated to Other SUBIs (“Other SUBI Assets”) and (b) any SUBI Assets (those Vehicle Trust Assets to be referred to as the “UTI Assets”). The UTI Beneficiary may in the future pledge the UTI as security for obligations to third-party lenders and may in the future create and sell or pledge Other SUBIs in connection with financings similar to the transaction described in this prospectus. Each holder or pledgee of the UTI will be required to expressly waive any claim to the Vehicle Trust Assets other than the UTI Assets and to fully subordinate any such claims to those other Vehicle Trust Assets in the event that the waiver is not given full effect. Each holder or pledgee of any Other SUBI will be required to expressly waive any claim to the Vehicle Trust Assets, except for the related Other SUBI Assets, and to fully subordinate those claims to the Vehicle Trust Assets or any Other SUBI in the event that waiver is not given effect. Except under the limited circumstances described under “Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI—The 20[_]-[_] SUBI,” no SUBI Assets will be available to make payments in respect of, or pay expenses relating to, the UTI or any Other SUBI.
The Vehicle Trustee
BNY Mellon Trust of Delaware is the Vehicle Trustee under the Vehicle Trust Agreement.  The Depositor, the Servicer and their affiliates may maintain normal commercial banking relations with the Vehicle Trustee and its affiliates.
BNY Mellon Trust of Delaware is a Delaware banking corporation and its principal offices are located at 301 Bellevue Parkway, 3rd Floor, Wilmington, Delaware 19809.  BNY Mellon Trust of Delaware has served as trustee on multiple automobile lease securitizations over the past 15 years. It has served as Vehicle Trustee since 2006.  It also currently serves as vehicle trustee for other vehicle trusts for automobile lease securitization structures.  BNY Mellon Trust of Delaware is an affiliate of The Bank of New York Mellon, a New York banking corporation, which provides support services on its behalf in this transaction.
In the ordinary course of business, The Bank of New York Mellon is named as a defendant in or made a party to pending and potential legal actions.  In connection with its role as trustee of certain RMBS transactions, The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by RMBS investors.  These lawsuits allege that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions.  While it is inherently difficult to predict the eventual outcomes of pending action, The Bank of New York Mellon denies liability and intends to defend the litigations vigorously.
The Vehicle Trustee will make no representations as to the validity or sufficiency of 20[_]-[_] SUBI or the SUBI Certificate (other than with regard to the execution and authentication of such SUBI Certificate) or of any Specified Lease, Specified Vehicle or related document, will not be responsible for performing any of the duties of the UTI Beneficiary or the Servicer and will not be accountable for the use or application by any owners of beneficial interests in the Vehicle Trust Assets or the investment of any of such monies before such monies are deposited into the accounts relating to the 20[_]-[_] SUBI, any Other SUBI and the UTI. The Vehicle Trustee will not independently verify any Specified Leases or the related Specified Vehicles. The duties of the Vehicle Trustee will generally be limited to the acceptance of assignments of the Leases, the creation of the 20[_]-[_] SUBI, Other SUBIs and the UTI and the receipt of the various certificates, reports or other instruments required to be furnished to the Vehicle Trustee with regard to the 20[_]-[_] SUBI under the SUBI Trust Agreement, in which case the Vehicle Trustee will only be required to examine them to determine whether they conform to the requirements of the SUBI Trust Agreement.
The Vehicle Trustee will be under no obligation to exercise any of the rights or powers vested in it by the SUBI Trust Agreement, to make any investigation of any matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of the UTI Beneficiary, the Servicer or the holders of a majority in interest in the 20[_]-[_] SUBI, unless such party or parties have offered to the Vehicle Trustee reasonable security or indemnity against any costs, expenses or liabilities that may be incurred therein or thereby. The reasonable expenses of every such exercise of rights or powers or examination will be paid by the party or parties requesting such exercise or examination or, if paid by the Vehicle Trustee, will be a reimbursable expense of the Vehicle Trustee.
The Vehicle Trustee may enter into one or more agency agreements with such person or persons, including without limitation any affiliate of the Vehicle Trustee, as are by experience and expertise qualified to act in a trustee capacity and otherwise acceptable to the UTI Beneficiary and any assignee or pledgee of a SUBI Certificate.
The Vehicle Trustee may resign at any time by providing written notice of such resignation to the UTI Beneficiary.  The UTI Beneficiary will be required to remove the Vehicle Trustee if at any time the Vehicle Trustee ceases to be (i) a bank or trust company organized under the laws of the United States or any state with capital and surplus of at least $50,000,000 or (ii) have a principal place of business, or shall have appointed an agent with a principal place of business, in the State of Delaware. In addition, the UTI Beneficiary may remove the Vehicle Trustee if (A) any representation or warranty made by the Vehicle Trustee under any SUBI Trust Agreement was untrue in any material respect when made, and the Vehicle Trustee fails to resign upon written request by the UTI Beneficiary or the assignee or pledgee of any UTI Certificate or SUBI Certificate, (B) at any time the Vehicle Trustee is legally unable to act, or adjudged bankrupt or insolvent, (C) a receiver of the Vehicle Trustee or its property has been appointed or (D) any public officer has taken charge or control of the Vehicle Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation.
Upon the removal of the Vehicle Trustee, the UTI Beneficiary will promptly appoint a successor vehicle trustee. Any resignation or removal of the Vehicle Trustee and appointment of a successor vehicle trustee will not become effective until acceptance of appointment by the successor vehicle trustee. Any successor vehicle trustee will execute and deliver to the Servicer, the predecessor vehicle trustee, the UTI Beneficiary and the holder of all SUBI Certificates written acceptance of its appointment as Vehicle Trustee.  Any costs associated with the resignation or removal of the Vehicle Trustee will be paid by the Administrator.
The Vehicle Trustee will be indemnified and held harmless by BMW FS or out of and to the extent of the Vehicle Trust Assets (other than the SUBI Assets) with respect to any loss, liability, claim, damage or reasonable expense, including reasonable fees and expenses of counsel and reasonable expenses of litigation arising out of or incurred in connection with (a) any of the Vehicle Trust Assets, including without limitation any such fees and expenses relating to Leases or Leased Vehicles, any personal injury or property damage claims arising with respect to any such Leased Vehicle or any fees and expenses relating to any tax arising with respect to any Vehicle Trust Asset, or (b) the Vehicle Trustee’s acceptance or performance of the trusts and duties contained in the SUBI Trust Agreement. Notwithstanding the foregoing, the Vehicle Trustee will not be indemnified or held harmless out of the Vehicle Trust Assets as to such fees and expenses:
•	for which BMW FS shall be liable under, and shall have paid pursuant to, a Servicing Agreement,
•	incurred by reason of the Vehicle Trustee’s willful misfeasance, bad faith or negligence, or
•	incurred by reason of the Vehicle Trustee’s breach of its respective representations and warranties made in the SUBI Trust Agreement or in the Servicing Agreement.
The Vehicle Trustee will not be liable in its individual capacity under the Vehicle Trust Agreement except for liability for its own negligent action, its own negligent failure to act, its own bad faith, its own breach of its representations, warranties or covenants given in its individual capacity or its own willful misfeasance or similar acts or omissions of any trust agent.  Further, the Vehicle Trustee will not be personally liable for any action taken, suffered or omitted by it or any error of judgment, in each case made in good faith by any officer of, or any other employee of the corporate trust office of, the Vehicle Trustee or any trust agent, unless it is proved that the Vehicle Trustee or trust agent was negligent or acted with willful misfeasance in performing its contractual duties.  The Vehicle Trustee will not be personally liable with respect to any action taken, suffered or omitted to be taken in good faith in accordance with the express direction of the UTI Beneficiary, the Issuing Entity as holder of the SUBI Certificate, or the Indenture Trustee as pledgee of the SUBI Certificate, or the holder or pledgee of any Other SUBI Certificate, relating to the exercise of any trust power conferred upon the Vehicle Trustee.
Except with respect to a claim based on the failure of the Vehicle Trustee to perform certain very limited specified duties or based on its (or any trust agent’s) willful misconduct, bad faith or negligence, no recourse shall be had against the Vehicle Trustee in its individual capacity for any claim based on any provision of the Vehicle Trust Agreement, the SUBI Trust Agreement, the Servicing Agreement, or any Vehicle Trust Asset or assignment thereof.  The Vehicle Trustee is not accountable for the use or application of the SUBI Certificate or any Other SUBI Certificate or any proceeds thereof, or the use or application of any funds properly paid to the Servicer pursuant to the Servicing Agreement.
If the Vehicle Trustee is unable to decide between alternative courses of action permitted or required by the terms of the Vehicle Trust Agreement, the SUBI Trust Agreement or any other agreement to which the Vehicle Trust is a party, the Vehicle Trustee shall promptly give written notice to the UTI Beneficiary, the beneficiary of the SUBI Certificate or the beneficiary of any Other SUBI Certificate requesting instruction as to the course of action, and to the extent the Vehicle Trustee acts in good faith, without negligence or willful misconduct, in accordance with any written instruction received from that beneficiary, the Vehicle Trustee shall not be liable on account of that action to any person. If the Vehicle Trustee has not have received appropriate instruction within ten business days of such notice

(or within such shorter period as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action, not inconsistent with the Vehicle Trust Agreement, the SUBI Trust Agreement or any such other agreement, as it shall deem to be in the best interest of the beneficiary, and shall have no liability to any person or entity for such action or inaction, absent bad faith, willful misconduct or negligence.
If the Vehicle Trustee is unsure as to the application of any provision of the Vehicle Trust Agreement, the SUBI Trust Agreement or any other agreement to which the Vehicle Trustee is a party or any such provision is ambiguous as to its application, or is, or appears to be, in conflict with any other applicable provisions, or in the event that any such agreement permits any determination by the Vehicle Trustee or is silent or is incomplete as to the course of action that the Vehicle Trustee is required to take with respect to a particular set of facts, the Vehicle Trustee may give written notice to the UTI Beneficiary, the beneficiary of the SUBI Certificate or the beneficiary of any Other SUBI Certificate requesting instruction and, to the extent that the Vehicle Trustee acts or refrains from acting in good faith, without negligence or willful misconduct, in accordance with any such instruction received, the Vehicle Trustee shall not be liable, on account of such action or inaction, to any person or entity. If the Vehicle Trustee has not received appropriate instruction within 10 business days of such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action, not inconsistent with any such agreement as it shall deem to be in the best interest of the beneficiary, and shall have no liability to any person or entity for such action or inaction, absent bad faith, willful misconduct or negligence.
The Vehicle Trustee will not be personally liable for (i) special, consequential or punitive damages, including lost profits, (ii) the acts or omissions of any nominee, correspondent, clearing agency or securities depository through which it may hold the Vehicle Trust’s securities or (iii) any losses due to forces beyond the reasonable control of the Vehicle Trustee, including strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services.
Lease Origination and the Titling of Leased Vehicles
All Leases have been or will be underwritten using the underwriting criteria described under “BMW FS’ Lease Financing Program—Underwriting.”  Under each Lease, the Vehicle Trust, or the Vehicle Trustee on behalf of the Vehicle Trust, will be listed as the owner of the related Leased Vehicle on the Leased Vehicle’s certificate of title. Liens will not be placed on the certificates of title, nor will new certificates of title be issued, to reflect the interest of the Issuing Entity, as holder of the SUBI Certificate, in the Specified Vehicles.
All Leased Vehicles owned by the Vehicle Trust will be held for the benefit of entities that from time to time hold beneficial interests in the Vehicle Trust. Those interests will be evidenced by the 20[_]-[_] SUBI, the UTI or the Other SUBIs.  Entities holding beneficial interests in the Vehicle Trust will not have a direct ownership in the related Leases or a direct ownership or perfected security interest in the related Leased Vehicles.
The certificates of title for the Specified Vehicles will not reflect the indirect interest of the Issuing Entity in the Specified Vehicles by virtue of its beneficial interest in the SUBI Assets. Therefore, the Issuing Entity will not have a direct perfected lien in the Specified Vehicles, but will have filed a financing statement to perfect the security interest in the SUBI Assets, but only to the extent that the security interest may be perfected by filing under the Uniform Commercial Code (the “UCC”). The Servicer has agreed to file or cause to be filed a financing statement and any appropriate continuing statements in each of the appropriate jurisdictions. For further information regarding the titling of the Specified Vehicles and the interest of the Issuing Entity therein, see “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Back-up Security Interests” in this prospectus.
BMW FS may use programs developed and maintained by BMW FS that allow BMW FS to complete the entire contracting process electronically. The electronic contracts created by the programs will be electronically signed by the related user-lessees and will be stored in an electronic vault maintained by BMW FS, as servicer, or by one or more third-party service providers on behalf of BMW FS, as servicer.  BMW FS does not expect to maintain physical copies of the electronic contracts; however, in some cases, amendments to electronic contracts may be executed manually and may be stored as tangible copies.

BMW FS’ Lease Financing Program
General
BMW FS currently provides financing for a substantial portion of the Leases originated by authorized Centers throughout the United States.  BMW FS finances Leases in accordance with its established underwriting procedures, subject to the terms of its agreement (each, a “Dealer Agreement”) with each Center. Except as otherwise specified, the discussion below applies to all Leases, whether owned by BMW FS or the Vehicle Trust.  See “—Underwriting.”  [If any lease contract added to an asset pool would be an exception to the underwriting criteria set forth below, the applicable prospectus will set forth the nature of such exception and data on the number of such lease contracts under both “Summary of Terms” and “Pool Underwriting” in this prospectus.]
Each Dealer Agreement, among other things, obligates the related Center to repurchase any Lease BMW FS financed for the outstanding Lease balance thereof, if the Center breaches certain representations and warranties as set forth in the Dealer Agreement. The representations and warranties typically relate to the origination of the Lease and the transfer of the related Leased Vehicle and not the creditworthiness of the user-lessee under the Lease.
Underwriting
Leases are acquired or financed by BMW FS in accordance with underwriting guidelines which are intended to assess the applicant’s ability to pay the amounts due on the Lease and the adequacy of the Leased Vehicle as collateral. BMW FS utilizes credit score analysis and approval authority levels as credit controls.
BMW FS requires applicants to complete an application form providing various items of financial information, credit and employment history and other personal information.  Applications are submitted for new and used vehicles from approved retailers via InfoBahn - a BMW intranet system linked to Centers.  Credit applications are evaluated by BMW FS’ electronic decisioning system when received and are either automatically approved, automatically rejected or forwarded for review by one or more BMW FS Credit Representatives or by a Credit Manager with appropriate approval authority.
BMW FS’ electronic decisioning system, which was implemented in 2001 and upgraded in August 2016, is intended to enhance BMW FS’ ability to review an application and evaluate the probability that the proposed Lease will be paid in accordance with its terms.
This electronic decisioning system evaluates each application based on certain criteria, including the applicant’s credit bureau score and credit history, a set of business rules designed to identify certain credit-related items such as loan-to-value ratio, affordability measures (e.g., payment-to-income ratio) and collateral type and quality.  The electronic decisioning system also takes into consideration the custom credit score generated for each applicant based on a set of custom credit scorecards utilized for internal purposes by BMW FS.
The current custom credit scorecards are statistically-based models.  The current scorecards, which were developed by TransUnion, were fully implemented in April 2018.  Updated scorecards are in the initial stages of development, with expected implementation in 2025.  The custom credit scorecards calculate a score based on credit application data and credit bureau information. They were developed based on the past performance of BMW FS’ contract portfolio, and the scores generated are designed to be indicative of the relative probability that an applicant will make scheduled payments to BMW FS as agreed.
The payment-to-income ratio for an applicant is calculated by dividing the related monthly lease payment by the gross monthly income of the applicant and any co-applicant, to the extent reported by such applicant and any co-applicant in the related application.  Payment-to-income ratios are calculated based solely on the gross monthly income reported by the applicant and any co-applicant, and without consideration of any other factors or adjustments to the applicant’s or any co-applicant’s self-reported gross monthly income. Payment-to-income ratios are not calculated for commercial use contracts with a business entity as the primary lessee or for applicants and co-applicants who have provided insufficient information in the related application for the purpose of determining their gross monthly income.

While independent verification of information in an application is generally not required, the electronic decisioning system also identifies incomplete or inconsistent data between an application and information in a credit bureau report such as an address, date of birth or social security number mismatch, which is often caused by incorrect data entry but could be a sign of fraud.  Such applications are not automatically accepted and BMW FS will seek independent verification of such inconsistent information as further described below.  In addition, in some cases, an application is not automatically rejected but does not meet the criteria for automatic approval due to incomplete or inconsistent information as described above or because one or more credit-related terms is not within prescribed automatic approval levels.  These applications are forwarded to Credit Representatives or Credit Managers for review and may subsequently be approved.
Credit Representatives and/or Credit Managers review each application that is not automatically approved through the use of a system of rules and scorecards.  Credit Representatives and Credit Managers have the authority to approve an application with total credit exposure to the related applicant of up to certain fixed dollar amounts, based on each Credit Representative’s and Credit Manager’s seniority and title.  A Credit Representative or Credit Manager’s review includes an evaluation of the customer demographics, income and collateral, review of a credit bureau report on the applicant from an independent credit bureau, use of internet verification tools and a review of the applicant’s credit score based on the custom credit scorecards.
Upon review of the application, the applicant’s credit score and credit bureau report, an assessment is made regarding the relative degree of credit risk.  The current application system used by BMW FS to process applications provides review/decline indicators to assist the Credit Representatives and Credit Managers in their review of applications.  BMW FS’ guidelines provide that an applicant’s credit score will be highly considered by the Credit Representative or Credit Manager, as applicable, in determining whether to extend credit.  In addition, BMW FS also considers the applicant’s debt to income ratio, the applicant’s equity in the Leased Vehicle and other attributes as part of the decision making process.
When the applicant is a business, BMW FS generally requires an individual to guarantee the business’ obligations under the Lease.  When warranted, a business application may be approved without a guarantor, but only after a more thorough evaluation is performed which may include obtaining and reviewing audited/reviewed financial statements of the related business entity, as well as considering other important elements of the business to determine the credit worthiness.
BMW FS generally does not provide financing to applicants with previous bankruptcies. However, BMW FS’ guidelines do permit such financing under some circumstances, such as if the customer has adequately re-established credit in accordance with the guidelines.
Upon the maturity of a Lease, if a Leased Vehicle is not returned, the user-lessee has the option to purchase or re-lease the Leased Vehicle from BMW FS. The same underwriting and credit procedures described above apply to any financing offered to these user-lessees.
For the twelve-month period ended [___], 20[_], [_]% of all credit applications were approved.
Servicing
Set forth below are descriptions of certain collection policies and practices of BMW FS.  These collection policies and practices are subject to change from time to time.
BMW FS measures delinquency by the number of days elapsed from the date a payment is due under the Lease (each, a “Due Date”).  BMW FS considers a payment to be delinquent when the related user-lessee fails to make at least 90% of a scheduled monthly payment by the related Due Date.  BMW FS generally begins collection activities with respect to a delinquent Lease through telephone dialer contact that has payment self service capabilities. BMW FS assigns collectors to specific user-lessees and attempts to contact the delinquent user-lessee by telephone, letter or email based on a days-past-due risk combination.  BMW FS accelerates or decelerates collection activities based on a days-past-due approach.  Repossession procedures typically begin when a Lease becomes 60 days delinquent. Repossessions are carried out pursuant to applicable state law and specific procedures adopted by BMW FS.

BMW FS’ current policy generally is to charge-off a Lease on the earlier of (a) the date on which the proceeds of sale of the Leased Vehicle are applied to the Lease balance or (b) the month in which the Lease reaches its 150th day of delinquency.
Any deficiencies remaining after repossession and sale of the related Leased Vehicle or after full charge-off of the related Lease are pursued by BMW FS to the extent practicable and legally permitted. User-lessees are contacted and, when warranted by individual circumstances, repayment schedules are established and monitored until the deficiencies are either paid in full or become impractical to pursue.
Electronic Contracts and Electronic Contracting
BMW FS uses and maintains programs developed to allow it to complete the entire contracting process with respect to certain Leases electronically.  Centers originate electronic contracts and then transfer these electronic contracts to the Vehicle Trust, or the Vehicle Trustee on behalf of the Vehicle Trust.  Electronic contracts created by the programs are electronically signed by the related user-lessees and are stored in an electronic vault maintained by BMW FS, as Servicer, [or by one or more third-party service providers on behalf of BMW FS, as Servicer,] through which BMW FS will maintain control of the electronic contracts on behalf of the Vehicle Trust and its assigns.  BMW FS does not maintain physical copies of electronic contracts; however, in some cases, amendments to electronic contracts may be executed manually and may be stored as tangible copies.
BMW FS’ electronic vaulting system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail and lease industry.  BMW FS’ electronic vaulting system uses a combination of technological and administrative features that are designed to (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the Lease, (ii) manage access to and the expression of the authoritative copy, (iii) identify the Vehicle Trust, or the Vehicle Trustee on behalf of the Vehicle Trust, as the owner of record of the authoritative copy and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.
Physical Damage and Liability Insurance; Additional Insurance Provisions
Each Lease requires the user-lessee to obtain physical damage insurance covering loss or damage to the Leased Vehicle, personal liability insurance, comprehensive liability insurance, including fire and theft, property damage liability and collision liability insurance covering the actual cash value of the Leased Vehicle. The Dealer Agreements include a requirement that the Centers provide BMW FS with written evidence that physical damage and liability insurance covers the Leased Vehicle at least in the amount required by the Lease at the time the Lease is acquired by BMW FS. BMW FS requires the policy to include BMW FS as loss payee and as additional insured. BMW FS does not verify the accuracy of such information or the existence of such physical damage and liability insurance.  Since user-lessees may choose their own insurers to provide the required coverage, the specific terms and conditions of policies vary.
If a user-lessee fails to obtain or maintain the required insurance, the related Lease will be in default and the Servicer may either obtain insurance on behalf of, and at the expense of, the user-lessee or deem the related Lease in default. In that event, it is the practice of the Servicer to repossess the related Leased Vehicle. There can be no assurance that each Leased Vehicle will continue to be covered by physical damage insurance for the entire term during which the related Lease is outstanding. BMW FS does not currently “force place” insurance.
In addition, if a user-lessee’s vehicle is destroyed or irretrievably lost as a result of theft, an accident or other reason that meets BMW FS’ published criteria, and BMW FS determines that the user-lessee is in compliance with its insurance obligations, BMW FS will accept the actual cash value paid by the user-lessee’s insurance company as payment in full of the related Lease balance. However, a user-lessee will be obligated to pay certain amounts outstanding.
In addition, BMW FS may purchase residual value insurance on Leased Vehicles.  Such residual value insurance would insure the difference, if any, between the residual value originally estimated at the time that a Lease was signed and the actual market value of the Lease at lease termination.  If any such residual value insurance is purchased by BMW FS with respect to the Specified Vehicles, any proceeds therefrom will not be part of Available Funds.
BMW FS does not require user-lessees to carry credit disability, credit life or credit health insurance or other similar insurance coverage that provides for payments to be made on Leases on behalf of the user-lessees in the event of disability or death. To the extent that this type of insurance coverage is obtained on behalf of a user-lessee, payments received in respect of the coverage may be applied to payments on the related Lease only to the extent that the user-lessee’s beneficiary chooses to do so.
In the event that a user-lessee fails to maintain any required insurance and this failure results in a shortfall in amounts to be distributed to the noteholders which is not covered by amounts on deposit in the Reserve Fund or by subordination of payments on the Certificates to the extent described in this prospectus, Noteholders could suffer a loss on their investment.
Contingent and Excess Liability Insurance
In addition to the personal property and liability insurance coverage required to be obtained and maintained by the user-lessee pursuant to the Leases, and as additional protection in the event the user-lessee fails to maintain the required insurance, BMW FS maintains contingent liability insurance for the benefit of, among others, BMW FS, the Vehicle Trust, the UTI Beneficiary, the Depositor and the Issuing Entity, which provides coverage for liability caused by any Leased Vehicle owned by the Vehicle Trust. BMW FS also maintains excess insurance coverage as to which the Vehicle Trustee is an additional insured (together with the aforementioned primary contingent liability insurance policy, the “Contingent and Excess Liability Insurance”). These insurance policies collectively provide insurance coverage at a minimum of $[5] million per accident and permit multiple claims in any policy period. Claims could be imposed against the assets of the Vehicle Trust if such coverage were exhausted and damages were assessed against the Vehicle Trust. In that event, investors in the Notes could incur a loss on their investment. See “Risk Factors—Risks Primarily Related to Legal and Regulatory Matters—Vicarious tort liability may result in a loss,” “Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI—The 20[_]-[_] SUBI” and “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Vicarious Tort Liability” in this prospectus for a discussion of related risks.
With respect to damage to the Leased Vehicles, a user-lessee is required by the related Lease to maintain comprehensive and collision insurance. As more fully described under “—Physical Damage and Liability Insurance; Additional Insurance Provisions”, BMW FS requires that Centers provide it with written evidence that physical damage and liability insurance covers the Leased Vehicle at least in the amount required by the related Lease at the time the Lease is acquired by BMW FS.  BMW FS does not monitor the maintenance of required user-lessee insurance and will not be required to do so in the Transaction Documents.  In the event that the foregoing insurance coverage was exhausted and no third-party reimbursement for that damage was available, investors in the Notes could incur a loss on their investment.
The Servicing Agreement will provide that, for so long as any Notes or Certificates are outstanding, BMW FS will maintain its Contingent and Excess Liability Insurance policy unless the termination or other modification of such policy would not reduce the Servicer’s insurance coverage below the $[5] million minimum per accident and unless the Rating Agency Condition has been satisfied in respect thereof.  These obligations of BMW FS will survive any termination of BMW FS as Servicer under the Servicing Agreement.
Leased Vehicle Maintenance
Each Lease states that the user-lessee is responsible for all maintenance, repair, service, operating expenses and damage to the related Leased Vehicle.  At the scheduled maturity date of a Lease, if the user-lessee does not purchase the Leased Vehicle, the user-lessee is required to pay BMW FS (a) any applicable charges for excess mileage at the stated rate on the related Lease (“Excess Mileage Payments”) and (b) any applicable charges for excess wear and tear (“Excess Wear and Use Payments”), as defined by the related Lease to be, but not limited to: (i) inoperative electrical or mechanical parts; (ii) dented, scratched, chipped, rusted, pitted, broken or mismatched body parts, paint, vehicle identification items, trim or grill work; (iii) non-functioning, scratched, cracked, pitted or broken glass or lights; (iv) missing equipment, parts, accessories or adornments; (v) torn, damaged, burned or stained interior; (vi)

damage that makes the vehicle unlawful or unsafe to drive; (vii) damage due to installation or removal of non-manufacturer, after-market or replacement parts; (viii) damage, including damage to the engine, due to failure to maintain the vehicle in accordance with stated policies; and (ix) tires other than those with at least 1/8” tread remaining at the shallowest point, all the same grade, quantity and quality as those delivered with the Leased Vehicle.
Each of the above stated items is inspected during the vehicle inspection process as described under “—End of Lease Term; Vehicle Disposition” below.
If applicable charges are billed to the user-lessee through the maturity billing process and not paid in a timely manner to BMW FS, collection activities are pursued through the BMW FS’ Recovery Department.
Remarketing
BMW FS handles all remarketing activities of Leased Vehicles, including, but not limited to customer service, collections, accounting, end of term process and titling.  This department is managed from BMW FS’ Regional Service Center in Columbus, Ohio, and Field Remarketing Managers are located at various auction sites throughout the United States.  All remarketing operations are handled electronically.
End of Lease Term; Vehicle Disposition
BMW FS’ Sales Channel Development Department handles vehicle sales for BMW FS, including those related to lease terminations, repossessions, company cars and maturity billing.  Customer interaction and lease portfolio management is handled by BMW FS’ Customer Loyalty and Center Sales Department commencing at 180 days prior to the scheduled maturity date for each Lease and continuing until the scheduled maturity date or termination of such Lease.
At 180 days prior to the expiration of a Lease, BMW FS contacts each user-lessee through email, inviting the user-lessee to log in to My BMW and visit their My Account to see their account and lease-end information and options.  At this time, any call a customer places to BMW FS will be routed to the Customer Loyalty and Center Sales Department for handling.
At 120 days prior to the expiration of a Lease, BMW FS, through its direct parent, BMW of North America, LLC (“BMW NA”), contacts each user-lessee through email, promoting the End-of-Term Center found within My BMW which outlines the steps for end of term.
At 90 days prior to the expiration of a Lease, BMW FS contacts each user-lessee through email, promoting a visit to My Account on My BMW, to learn about end-of-lease options and the end-of-lease process and information regarding the vehicle turn-in process, the inspection process, BMW FS’ excess wear and tear guidelines and vehicle inspection guidelines.
At 60 days prior to the expiration of a Lease, BMW FS contacts each user-lessee via email, again inviting them to go to their My Account on My BMW, to visit the End-of-Term Center content that guides them through the end of lease options and steps needed for their vehicle return.
At 60 days prior to the expiration of a Lease, BMW FS’ Lease-End department begins placing calls to the related user-lessee if BMW FS has not obtained confirmation that their preferred retailer has been in contact with them to: (i) obtain the user-lessee’s end of term intentions and document the current mileage on the Leased Vehicle; (ii) determine the date the user-lessee plans to return the Leased Vehicle and the retailer to which the Leased Vehicle will be returned; (iii) assist and educate the user-lessee regarding the end-of-lease process; (iv) advise the user-lessee of the inspection process, including the option to repair the Leased Vehicle after the inspection; (v) advise the user-lessee to schedule an appointment with the retailer for the return of the Leased Vehicle; (vi) answer questions and resolve issues with the user-lessee regarding the end-of-lease maturity billing statement; and (vii) advise the user-lessee to sign and retain a copy of the federal odometer statement completed at the retailer upon return of the Leased Vehicle.
Occasionally, BMW FS will extend a Lease up to a maximum of six months. The user-lessee can extend a Lease one or two months beyond the original scheduled maturity date without making any commitment to order another BMW vehicle. The user-lessee must provide proof of deposit or production number to extend their lease beyond two months.  BMW FS only offers a three-to-six month extension of a Lease if the user-lessee has ordered another BMW vehicle that has not yet been delivered.  If the user-lessee has decided to purchase the Leased Vehicle, such user-lessee may do so at the stated residual value of the Leased Vehicle.
If the user-lessee has decided not to purchase or re-lease the Leased Vehicle, the related Center has the option to purchase such Leased Vehicle for its pre-owned inventory.  Most Centers participate in the “Full Circle Retail Program,” which is an annual contract that each Center has the option to sign.  If a Center elects to participate in the Full Circle Retail Program, such Center is obligated to keep and retail a majority of the vehicles for which such Center originated the Lease and to purchase the related Leased Vehicles at the lower of current market value or stated residual value.  If a Center elects to join this program, BMW FS and BMW NA help such Center with tactical retail assistance tools.  If a Center elects not to purchase the related Leased Vehicle, BMW FS has established procedures to have the vehicle posted online for dealer purchase at a BMW Group website for auction sale while on the Center’s lot, after the completion of an inspection of such vehicle.  If the vehicle is sold at such auction, the purchasing dealer will transport the vehicle from the Center’s lot to their dealer location.  If the vehicle is not sold at such auction, BMW FS has established standardized pickup procedures to retrieve such vehicle from the Center and deliver it to a regional auction site for remarketing/sale.
Once a Leased Vehicle arrives at the regional auction site, a vehicle condition report is completed and the vehicle is prepped for sale.  BMW FS uses numerous auctions throughout the United States and monitors sale percentages, operational efficiencies and sale values.  The regional auctions currently used by BMW FS are, at first, “closed” auctions, which means that any licensed BMW franchise dealer may participate.  Vehicles are posted on a BMW Group website for franchise dealers to bid.  If the vehicle does not sell to a franchise dealer, the vehicle is posted into an online auction site, which is open to any licensed dealer to place a purchase bid.  Vehicles not sold to a licensed dealer will then be placed into a physical sale.  Upon completion of a sale, sale results are transmitted electronically in accordance with BMW FS’ policies and procedures.
The Certified Pre-Owned BMW Vehicle Program (“CPO”) was established by BMW NA in 1996 to create customer and Center demand for off-lease used BMW vehicles and to enhance the value of off-lease BMW vehicles. To qualify for CPO, a vehicle must pass an inspection conducted by a trained BMW technician employed at an authorized Center, based on standards set by BMW NA.  For CPO vehicles, BMW NA provides a limited warranty for either one or two years (as determined by the related Center) that becomes effective upon the expiration of the New Vehicle Warranty. Each CPO vehicle also is covered by the BMW Roadside Assistance Program which is identical to that offered on new vehicles. CPO is actively marketed by BMW NA through a separate sales force and is advertised using online, broadcast, print and social media.
Occasionally, BMW FS offers to user-lessees, whose Leases are nearing expiration, incentives to lease new vehicles (“New Lease Incentives”). These incentives may include forgiveness of one or more monthly payments otherwise payable under the related Leases. In the event that a Lease subject to such forgiveness is a Specified Lease, BMW FS has agreed in the Servicing Agreement to pay to the Issuing Entity the Monthly Payments so forgiven.  New Lease Incentives may increase the turn-in rates for the related vehicles, including the Specified Vehicles, and increase the exposure of Noteholders to the risks associated with the market valuation of pre-owned vehicles.
Extensions and Pull-Ahead Program
On occasion, BMW FS may extend the term of a Lease if the user-lessee requests such extension and is not in default on any of its obligations under the Lease and if the user-lessee agrees to continue to make monthly payments.  In accordance with BMW FS’ current customary servicing practices, user-lessees at the end of a Lease who intend to lease or purchase another BMW, MINI or Rolls-Royce motor vehicle, but cannot do so at lease maturity because the new vehicle is unavailable at such time, may qualify for a lease term extension of up to six months. For additional information with respect to extensions and modifications of Specified Leases, see “The Specified Leases—General” and “—Representations, Warranties and Covenants” in this prospectus.
BMW FS, as Servicer, may also permit a user-lessee to terminate a Lease prior to its scheduled termination date as part of a “pull-ahead” or other marketing program in order to allow that user-lessee to, among other things, (1) enter into a new Lease for a different BMW, MINI or Rolls-Royce motor vehicle, (2) purchase a different BMW, MINI or Rolls-Royce motor vehicle or (3) finance a different BMW, MINI or Rolls-Royce motor vehicle; provided that the Servicer shall cause the related Pull-Ahead Amount to be deposited in the SUBI Collection Account within the time period required for the Servicer to deposit collections into the SUBI Collection Account.  The “Pull-Ahead Amount” means, for any Specified Lease, an amount to be determined by the Servicer in accordance with its customary servicing practices which is (a) at least equal to the sum of (i) the present value (discounted at the securitization rate) of the aggregate monthly payments remaining on the related Lease (including monthly payments due and not yet paid for which the Servicer has never made a monthly payment advance) and (ii) any applicable Excess Mileage Payments and Excess Wear and Use Payments and (b) not more than the related Early Termination Cost that would have been payable by the related Lessee upon exercise of its option to terminate such Specified Lease without purchase of the related Specified Vehicle.  For additional information with respect to the termination of a Specified Lease, see “The Specified Leases—General” in this prospectus.
The 20[_]-[_] SUBI
 General
The 20[_]-[_] SUBI will be issued by the Vehicle Trust under a supplement to the Vehicle Trust Agreement, dated as of the Closing Date by and between the UTI Beneficiary and the Vehicle Trust (the “SUBI Supplement” and, together with the Vehicle Trust Agreement, the “SUBI Trust Agreement”). The 20[_]-[_] SUBI will not represent a direct interest in the SUBI Assets or an interest in any Vehicle Trust Assets other than the SUBI Assets. The Issuing Entity and the Securityholders will have no interest in the UTI, any Other SUBI or any Vehicle Trust Assets evidenced by the UTI or any Other SUBI. Payments made on or in respect of Vehicle Trust Assets not represented by the 20[_]-[_] SUBI will not be available to make payments on the Securities.
The SUBI Certificate will evidence a beneficial interest in the SUBI Assets, which will generally consist of the Specified Leases, the Specified Vehicles and all proceeds of or payments on such Specified Leases and Specified Vehicles received after the close of business on [___], 20[_] (which is referred to in this prospectus as the “Cutoff Date”) and all other SUBI Assets, including:
•	amounts in the SUBI Collection Account received in respect of the Specified Leases,
•	amounts in the SUBI Collection Account received in respect of the sale of the Specified Vehicles,
•
certain monies due under or payable in respect of the Specified Leases and the Specified Vehicles on or after the Cutoff Date, including the right to receive payments made to BMW FS, the Depositor, the Vehicle Trust, the Vehicle Trustee or the Servicer under any insurance policies relating to the Specified Leases, the Specified Vehicles or the related User-Lessees, and

•	all proceeds of the foregoing.
On or prior to the Closing Date, the Vehicle Trust will issue the SUBI Certificate to or upon the order of BMW LP, as UTI Beneficiary.
Transfers of the SUBI Certificate
Simultaneously with the issuance of the SUBI Certificate to BMW LP, BMW LP will convey the SUBI Certificate to the Depositor pursuant to a transfer agreement, dated as of the Closing Date (the “SUBI Certificate Transfer Agreement”).  BMW LP will covenant to treat the conveyance of the SUBI Certificate to the Depositor as an absolute sale, transfer and assignment for all purposes.
Immediately after the transfer of the SUBI Certificate to the Depositor, the Depositor will:
•
transfer to the Issuing Entity, without recourse, all of its right, title and interest in and to the SUBI Certificate under a transfer agreement, dated as of the Closing Date (the “Issuer SUBI Certificate Transfer Agreement”); and

•	deliver the SUBI Certificate to the Issuing Entity.

In exchange, the Issuing Entity will transfer to the Depositor the Notes and will issue to the Depositor the Certificates.
Immediately following the transfer of the SUBI Certificate to the Issuing Entity, the Issuing Entity will pledge its interest in the Trust Estate, which includes the SUBI Certificate, to the Indenture Trustee as security for the Notes. The Issuing Entity will deliver the SUBI Certificate to the Indenture Trustee to perfect the pledge of the SUBI Certificate.
The Specified Leases
General
The Specified Leases and the related Specified Vehicles will be described in a schedule appearing as an exhibit to the SUBI Trust Agreement.  Under the Servicing Agreement, the Servicer will represent and warrant as to certain characteristics of each Specified Lease and Specified Vehicle as described under “—Representations, Warranties and Covenants.”
Each of the Specified Leases was originated by a Center in the ordinary course of such Center’s business and assigned to the Vehicle Trust on or prior to the Cutoff Date, in accordance with the underwriting procedures described under “BMW FS’ Lease Financing Program” in this prospectus. As of the date of this prospectus, the Specified Leases are operating leases under International Financial Reporting Standards and U.S. generally accepted accounting principles and have been selected based upon the criteria specified in the Servicing Agreement and described under “—Characteristics” and “—Representations, Warranties and Covenants” below. All Specified Vehicles relating to the Specified Leases will be titled in the name of the Vehicle Trust or the Vehicle Trustee.
[If the aggregate initial principal amount of the Notes is $[___], t][T]he Specified Leases and the related Specified Vehicles selected from the Vehicle Trust’s portfolio had an Aggregate Securitization Value as of the Cutoff Date of $[___] [and if the aggregate initial principal amount of the Notes is $[___], the Specified Leases and the related Specified Vehicles selected from the Vehicle Trust’s portfolio had an Aggregate Securitization Value as of the Cutoff Date of $[___].]  For purposes of presenting statistical information in this prospectus concerning the Specified Leases, the “Aggregate Securitization Value” for any such Specified Leases will mean an amount calculated as of the close of business on the Cutoff Date equal to the sum of the Securitization Values of such Specified Leases and, for purposes of the Transaction Documents and the Specified Leases, the “Aggregate Securitization Value” for any date will mean an amount calculated as of the close of business on such day equal to the sum of the Securitization Value of all Specified Leases.  For more information regarding how the Securitization Value for each Specified Lease is calculated, you should refer to “—Calculation of the Securitization Value of the Specified Leases” below.
Each Specified Lease provides for an equal, fixed lease payment payable monthly by the User-Lessee (each, a “Monthly Payment”), that does not include other amounts payable by the User-Lessee, such as late charges, returned check fees, taxes and similar items (all of which will be payable to the Servicer), that are allocated between principal and Rent Charges.  The “Rent Charge” portion of each Monthly Payment is the amount the User-Lessee is charged on the Lease Balance and is calculated on a constant yield basis at an imputed interest rate (the “Lease Rate”). The “Lease Balance” of a Specified Lease equals the present value of the remaining Monthly Payments owed by the User-Lessee and the present value of the Contract Residual Value of the related Specified Vehicle, each determined using a discount rate equal to the Lease Rate. The initial Lease Balance of a Specified Lease (the “Initial Lease Balance”) equals the adjusted capitalized cost set forth in the Specified Lease. The adjusted capitalized cost of a Specified Lease represents the initial value of the Specified Lease and the related Specified Vehicle (which value may exceed the manufacturer’s suggested retail price and may include certain fees and costs related to the origination of the Specified Lease). The Initial Lease Balance amortizes over the term of the Specified Lease to an amount equal to the Contract Residual Value.
All of the Specified Leases will be closed-end leases. Under a “closed-end lease,” at the end of its term, if the User-Lessee does not elect to purchase or re-lease the related Specified Vehicle by exercise of the purchase or re-lease option contained in the related Specified Lease, the User-Lessee is required to return the Specified Vehicle to or upon the order of BMW FS, as Servicer on behalf of the Vehicle Trust, at which time the User-Lessee will then owe

(in addition to unpaid Monthly Payments) only incidental charges for excess mileage, excessive wear and use and other items as may be due under such lease.
Upon the maturity of a Lease, if the related Leased Vehicle is not returned, the related User-Lessee will be permitted to purchase or re-lease the Specified Vehicle at the scheduled termination date specified in the related Specified Lease (the “Maturity Date”) or upon the early termination of the related Specified Lease. The purchase price (the “Purchase Option Price”) is the amount payable by a User-Lessee upon the exercise of its option to purchase a Specified Vehicle which amount equals (a) with respect to a Matured Vehicle, the Contract Residual Value plus any fees, taxes and other charges imposed in connection with such purchase and (b) with respect to a Specified Vehicle for which the related Specified Lease has been terminated early by the User-Lessee, the sum of (i) any due but unpaid Monthly Payments, (ii) any fees, taxes and other charges imposed in connection with the Specified Lease and (iii) the excess of the sum of the Monthly Payments remaining until the end of the Specified Lease and the Contract Residual Value over the remaining unearned Rent Charges, calculated using the actuarial method (the “Actuarial Payoff”).  In addition, so long as a User-Lessee is not in default under a Specified Lease, a User-Lessee may terminate the Specified Lease and not exercise its option to purchase a Specified Vehicle at any time upon payment in full of a payoff amount (the “Early Termination Cost”).  The Early Termination Cost is the sum of (a) any due but unpaid Monthly Payments; (b) any fees and taxes assessed or billed in connection with the Specified Lease and any other amount charged to the User-Lessee under the Specified Lease, including repair charges at termination; (c) a disposition fee; and (d) the Actuarial Payoff; minus (e) the estimated value of the vehicle as determined by Black Book Wholesale Average Condition, or if unavailable, the N.A.D.A. Official Used Car Guide Wholesale Average Condition (or, in California, the Kelly Blue Book Auto Market Report).  As described under “BMW FS’ Lease Financing Program—Extensions and Pull-Ahead Program” in this prospectus, the Servicer may, in its discretion, and with respect to any Specified Lease, permit the related User-Lessee to terminate such Specified Lease prior to its scheduled termination date as part of a “pull-ahead” or other marketing program; provided that the Servicer shall cause the related Pull-Ahead Amount to be deposited in the SUBI Collection Account within the time period required for the Servicer to deposit collections into the SUBI Collection Account.
Each Specified Lease will provide that BMW FS, as Servicer on behalf of the Vehicle Trust, may terminate the Specified Lease and repossess the related Specified Vehicle following an event of default by the related User-Lessee (each, a “Lease Default”). Typical Lease Defaults include, but may not be limited to, failure of the User-Lessee to make payments when due, certain events of bankruptcy or insolvency of the User-Lessee, failure to maintain required insurance or failure to comply with any other term or condition of the Specified Lease. BMW FS regularly tracks User-Lessees’ compliance with their payment obligations, but BMW FS does not monitor the maintenance of required User-Lessee insurance and will not be required to do so in the Transaction Documents.
Consistent with its customary servicing practices, the Servicer may, in its discretion, modify or extend the term of a Specified Lease or re-lease a Specified Lease; provided, that if (i) the Servicer makes an extension that exceeds six months, (ii) the related Specified Lease as extended would mature later than the last day of the Collection Period preceding the Final Scheduled Payment Date of the Class [insert latest maturing class] Notes or (iii) the related Specified Vehicle is re-leased, the Servicer shall, on the Deposit Date related to the Collection Period in which the Servicer discovers or is notified that such event described above has occurred, (x) deposit or cause to be deposited into the SUBI Collection Account an amount equal to the Securitization Value (with respect to extensions) or the Contract Residual Value (with respect to re-leases) of the Specified Lease as of the last day of the related Collection Period and (y) direct the Vehicle Trustee to reallocate such Specified Lease and the related Specified Vehicle from the 20[_]-[_] SUBI to the UTI and the Servicer may cause such Specified Lease and related Specified Vehicle to be conveyed to it.  Any extension of a Specified Lease by the Servicer may result in reduced or delayed receipt of collections in respect of such Specified Lease.
If a User-Lessee is in default under a Specified Lease, BMW FS may do any or all of the following: (i) take any reasonable measures to correct the default or save BMW FS from loss; (ii) terminate the Specified Lease and the User-Lessee’s rights to use and possess the Specified Vehicle, and if the User-Lessee does not voluntarily return the Specified Vehicle, take possession of the Specified Vehicle by any method permitted by law; (iii) determine the User-Lessee’s “early termination liability,” which is the sum of the Early Termination Cost, all collection costs, and to the extent permitted by law, court costs and reasonable attorney’s fees; or (iv) pursue any other remedy permitted by law. The User-Lessee is also liable for all related expenses, fees, legal cost and attorney’s fees incurred by BMW FS to repossess, store, restore and/or dispose of the Specified Vehicle.

In the event of termination of a Specified Lease where the related User-Lessee is in default following a casualty of the related Specified Vehicle, amounts collected with respect to the Specified Lease and Specified Vehicle, after deducting costs and other sums retained by the Servicer in connection therewith may be less than the Securitization Value of the Specified Lease. In the event that any of the foregoing shortfalls are not covered from available monies on deposit in the SUBI Collection Account and Reserve Fund, investors in the Notes could suffer a loss on their investment.
Representations, Warranties and Covenants
The Servicer will represent and warrant that each Specified Lease or, to the extent applicable, the related Specified Vehicle or User-Lessee:
•	was originated in the United States for a User-Lessee with a U.S. address and in compliance with BMW FS’ customary credit policies and practices;
•	is a U.S. dollar-denominated obligation;
•	was created in compliance in all material respects with all applicable federal and state laws, including consumer credit, truth in lending, equal credit opportunity and applicable disclosure laws;
•
(a) is a legal, valid and binding payment obligation of the User-Lessee, enforceable against the User-Lessee in accordance with its terms, as amended, (b) has not been satisfied, subordinated, rescinded, canceled or terminated and (c) no right of rescission, setoff, counterclaim or defense with respect to such Specified Lease has been asserted or threatened in writing;

•	for each Specified Lease that was executed electronically, an electronic executed copy of the documentation associated therewith is located at one of BMW FS’ offices;
•	requires the User-Lessee to obtain physical damage and liability insurance that names BMW FS or the lessor as loss payee covering the related Specified Vehicle;
•
has been validly assigned to the Vehicle Trust by the related Center and is owned by the Vehicle Trust, free of all liens, encumbrances or rights of others other than liens relating to administration of title and tax issues;

•
as of the Cutoff Date, the related User-Lessee has a garaging state address in a state in which the Vehicle Trust has all licenses, if any, necessary to own and lease vehicles and the related User-Lessee is not BMW FS, the Depositor or any of their respective affiliates;

•
the certificate of title related to each Specified Lease is registered in the name of the Vehicle Trust or the Vehicle Trustee (or a properly completed application for such certificate of title has been submitted to the appropriate titling authority);

•	is fully assignable and does not require the consent of the User-Lessee as a condition to any transfer, sale or assignment of the rights of the related originator;
•	has not been deferred or otherwise modified except in accordance with BMW FS’ normal credit and collection policies and practices;
•	is not an Other SUBI Asset;
•	the servicing systems of BMW FS do not indicate that the related User-Lessee is currently the subject of a bankruptcy proceeding; and
•	the Specified Leases constitute “tangible chattel paper” or “electronic chattel paper” for purposes of the

UCC.
These representations and warranties are made to the other parties to the Servicing Agreement, which also provides that the Issuing Entity, as the holder of the 20[_]-[_] SUBI, and the Indenture Trustee, as pledgee of the 20[_]-[_] SUBI on behalf of the Noteholders, are third-party beneficiaries of these representations, warranties and covenants insofar as they relate to the SUBI Assets.  The Servicer will also make certain representations and warranties regarding the characteristics of the Specified Leases and Specified Vehicles described in the first paragraph under the heading “—Characteristics” below.
The Servicer will be required to deposit or cause to be deposited into the SUBI Collection Account for the Securities an amount equal to the Securitization Value of a Specified Lease (the “Reallocation Payment”) if:
•
the related User-Lessee moves to a state that is not a state in which the Vehicle Trust has all licenses, if any, necessary to own and lease vehicles and the Vehicle Trust does not have such licenses for such state within 90 days of the Servicer becoming aware of such move; or

•
the Servicer discovers, or the Vehicle Trustee or a responsible officer of the Indenture Trustee receives written notice of and gives prompt written notice to the Servicer of, a breach of any representation or warranty referred to in the preceding paragraph that materially and adversely affects the Issuing Entity’s interests in a Specified Lease or Specified Vehicle and the breach is not cured in all material respects within 60 days after the Servicer discovers the breach or is given notice of it.

In the case of the first bullet point above, the Reallocation Payment must be made by the Servicer on the Business Day immediately preceding the Payment Date (each such date, a “Deposit Date”) following the end of such 90-day period.  In the case of the second bullet point above, and so long as certain conditions established by the Rating Agencies have been satisfied, the Reallocation Payment must be made by the Servicer on the Deposit Date immediately preceding the Payment Date following the end of such 60-day period; otherwise, the Reallocation Payment must be made by the Servicer promptly after the end of such 60-day period. Upon any such payment, the related Specified Lease and Specified Vehicle shall no longer constitute SUBI Assets. The foregoing payment obligation will survive any termination of BMW FS as Servicer under the Servicing Agreement.
BMW FS will represent and warrant that, aside from the selection criteria described in this prospectus, it used no adverse selection procedures in selecting the Specified Leases from the pool of Leases for allocation to the 20[_]-[_] SUBI as SUBI Assets and that aside from such criteria, it is not aware of any bias in the selection of the Specified Leases that would cause delinquencies or losses on the Specified Leases to be worse than any other Leases held by the Vehicle Trust. However, there can be no assurance as to actual delinquencies or losses on the Specified Leases. All Specified Vehicles relating to the Specified Leases will be titled in the name of the Vehicle Trust or the Vehicle Trustee on behalf of the Vehicle Trust.
Characteristics
The Specified Leases were selected by reference to several criteria, including, that as of the Cutoff Date, each Specified Lease:
•	applied to a Specified Vehicle that was a [new] [BMW passenger car, BMW light truck, BMW motorcycle, MINI passenger car or Rolls-Royce passenger car] at the time of origination of the Specified Lease;
•	applied to a Specified Vehicle that has a model year of [_] or later;
•	was originated for a User-Lessee with a United States address;
•
provides for level payments that fully amortize the Initial Lease Balance of the Specified Lease at the related Lease Rate to the related Contract Residual Value over the lease term and, in the event of a User-Lessee initiated early termination, provides for payment of the related Early Termination Cost;

•	was originated on or after [___], 20[_];
•	has a Maturity Date on or after the [___] 20[_] Payment Date and no later than the [___] 20[_] Payment Date;
•	has an original term of not more than [_] months; [and]
•	was not more than [_] days delinquent.]
In addition, currently, BMW FS only securitizes Leases that were originated in the following states: [___].
The characteristics of the Specified Leases and related Specified Vehicles [in each pool] as of the Cutoff Date are as set forth in the following tables [for (i) the pool of Specified Leases and related Specified Vehicles if the Initial Note Balance is $[___] and (ii) the pool of Specified Leases and related Specified Vehicles if the Initial Note Balance is $[___]].  The characteristics in the following tables related to the term of the Specified Leases may not match the asset-level data included as an exhibit to the [related] Form ABS-EE as the result of differences between the methods of calculating the term of the Specified Leases for the purpose of presenting statistical information in this prospectus and for the purpose of presenting asset-level data in Form ABS-EE.
[If the aggregate initial principal amount of the Notes is $[___],] [_] Specified Leases, having an Aggregate Securitization Value of approximately $[_] (representing approximately [_]% of the Aggregate Securitization Value as of the Cutoff Date) are evidenced by electronic contracts.  [If the aggregate initial principal amount of the Notes is $[___], [_] Specified Leases, having an Aggregate Securitization Value of approximately $[_] (representing approximately [_]% of the Aggregate Securitization Value as of the Cutoff Date) are evidenced by electronic contracts.]
Composition of the Specified Leases as of the Cutoff Date
[(if the aggregate initial principal amount of the Notes is $[___])]
Aggregate Securitization Value	$[_]
Number of Specified Leases	[_]
Aggregate ALG Residual Value	$[_]
Aggregate of ALG Residual Values as a Percentage of Aggregate Securitization Value	[_]%
Aggregate of Discounted ALG Residual Values(1) as a Percentage of Aggregate Securitization Value	[_]%
[BMW Passenger Cars] as a Percentage of Aggregate Securitization Value	[_]%
[BMW Light Trucks] as a Percentage of Aggregate Securitization Value	[_]%
Weighted Average FICO Score(2)	[_]

	Average	Minimum	Maximum
Securitization Value	$[_]	$[_]	$[_]
Original Term to Maturity (months)	[_] (2)	[_]	[_]
Remaining Term to Maturity (months)	[_] (2)	[_]	[_]
Seasoning (months)	[_] (2)	[_]	[_]
ALG Residual Value	$[_]	$[_]	$[_]
____________________________________
(1)  Discounted by the securitization rate.
(2)  Weighted by Securitization Value as of the Cutoff Date.

[Composition of the Specified Leases as of the Cutoff Date
(if the aggregate initial principal amount of the Notes is $[___])
Aggregate Securitization Value	$[_]
Number of Specified Leases	[_]
Aggregate ALG Residual Value	$[_]
Aggregate of ALG Residual Values as a Percentage of Aggregate Securitization Value	[_]%

Aggregate of Discounted ALG Residual Values(1) as a Percentage of Aggregate Securitization Value	[_]%
[BMW Passenger Cars] as a Percentage of Aggregate Securitization Value	[_]%
[BMW Light Trucks] as a Percentage of Aggregate Securitization Value	[_]%
Weighted Average FICO Score(2)	[_]

	Average	Minimum	Maximum
Securitization Value	$[_]	$[_]	$[_]
Original Term to Maturity (months)	[_] (2)	[_]	[_]
Remaining Term to Maturity (months)	[_] (2)	[_]	[_]
Seasoning (months)	[_] (2)	[_]	[_]
ALG Residual Value	$[_]	$[_]	$[_]
____________________________________
(1)  Discounted by the securitization rate.
(2)  Weighted by Securitization Value as of the Cutoff Date.]

The FICO Score of a User-Lessee is the highest of all available FICO Scores at the time of application.  A “FICO Score” is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk.  Data from an independent credit reporting agency, such as a FICO Score, is one of several factors that may be used by BMW FS in its credit scoring system to assess the credit risk associated with each applicant.  See “BMW FS’ Lease Financing Program” in this prospectus.  Additionally, FICO Scores are based on independent third party information.  BMW FS does not calculate the FICO scores and does not have access to the information used by the independent credit reporting agencies which provide the FICO scores to BMW FS.  FICO Scores should not be relied upon as a meaningful predictor of the performance of the Specified Leases.

Distribution of the Specified Leases by Securitization Value
[(if the aggregate initial principal amount of the Notes is $[___])]
As of the Cutoff Date, the distribution of the Specified Leases by Securitization Value was as follows:
Securitization Value as of the Cutoff Date	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
$[_] - $[_]		%	$	%
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
Total:		100.00%		100.00%
____________________________________
(1)       Amounts may not sum to total due to rounding.
(2)       Percentages may not add to 100.00% due to rounding.
[*         Represents a percentage greater than 0.000% but less than 0.005%.]

[Distribution of the Specified Leases by Securitization Value
(if the aggregate initial principal amount of the Notes is $[___])
As of the Cutoff Date, the distribution of the Specified Leases by Securitization Value was as follows:
Securitization Value as of the Cutoff Date	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
$[_] - $[_]		%	$	%
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
Total:		100.00%		100.00%
____________________________________
(1)          Amounts may not sum to total due to rounding.
(2)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]]

Distribution of the Specified Leases by Original Term to Maturity
[(if the aggregate initial principal amount of the Notes is $[___])]

As of the Cutoff Date, the distribution of the Specified Leases by the original term to maturity was as follows:
Original Term to Maturity (months)	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[_] - [_]		%	$	%
[_] - [_]
[_] - [_]
Total:		100.00%		100.00%
____________________________________
(1)          Amounts may not sum to total due to rounding.
(2)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]

[Distribution of the Specified Leases by Original Term to Maturity
(if the aggregate initial principal amount of the Notes is $[___])

As of the Cutoff Date, the distribution of the Specified Leases by the original term to maturity was as follows:
Original Term to Maturity (months)	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[_] - [_]		%	$	%
[_] - [_]
[_] - [_]

Total:	100.00%	100.00%
____________________________________
(1)          Amounts may not sum to total due to rounding.
(2)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]]
Distribution of the Specified Leases by Remaining Term to Maturity
[(if the aggregate initial principal amount of the Notes is $[___])]
As of the Cutoff Date, the distribution of the Specified Leases by the remaining term to maturity was as follows:
Remaining Term to Maturity (months)	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[_] - [_]		%	$	%
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
Total:		100.00%		100.00%
___________________________________
(1)          Amounts may not sum to total due to rounding.
(2)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]

[Distribution of the Specified Leases by Remaining Term to Maturity
(if the aggregate initial principal amount of the Notes is $[___])
As of the Cutoff Date, the distribution of the Specified Leases by the remaining term to maturity was as follows:
Remaining Term to Maturity (months)	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[_] - [_]		%	$	%
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
Total:		100.00%		100.00%
___________________________________
(1)          Amounts may not sum to total due to rounding.
(2)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]]

Distribution of the Specified Leases by State
[(if the aggregate initial principal amount of the Notes is $[___])]

As of the Cutoff Date, the distribution of the Specified Leases, based on the garaging address of the User-Lessee of the related Specified Vehicle, was as follows:
State	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[___]		%	$	%
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
Others(3)
Total:		100.00%		100.00%
____________________________________
(1)         Amounts may not sum to total due to rounding.
(2)         Percentages may not add to 100.00% due to rounding.
(3)         Includes States each accounting for less than [_]% of the Aggregate Securitization Value as of the Cutoff Date.
[*           Represents a percentage greater than 0.000% but less than 0.005%.]

No state other than [___], [___], [___], [___] and [___] accounts for 5% or more of the Aggregate Securitization Value of the Specified Leases and the related Specified Vehicles as of the Cutoff Date.  Adverse economic conditions in any of these states may have a disproportionate impact on the performance of the Specified Leases and Specified Vehicles.  See “Risk Factors—Risks Primarily Related to the Specified Leases, Specified Vehicles and Economic Conditions—The geographic concentration of the specified leases and performance of the specified leases and related specified vehicles may increase the risk of loss on your investment” in this prospectus.

[Distribution of the Specified Leases by State
(if the aggregate initial principal amount of the Notes is $[___])

As of the Cutoff Date, the distribution of the Specified Leases, based on the garaging address of the User-Lessee of the related Specified Vehicle, was as follows:
State	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[___]		%	$	%
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
Others(3)
Total:		100.00%		100.00%
____________________________________
(1)          Amounts may not sum to total due to rounding.
(2)          Percentages may not add to 100.00% due to rounding.
(3)          Includes States each accounting for less than [_]% of the Aggregate Securitization Value as of the Cutoff Date.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]]

[No state other than [___], [___], [___], [___] and [___] accounts for 5% or more of the Aggregate Securitization Value of the Specified Leases and the related Specified Vehicles as of the Cutoff Date.  Adverse economic conditions in any of these states may have a disproportionate impact on the performance of the Specified Leases and Specified Vehicles.  See “Risk Factors—Risks Primarily Related to the Specified Leases, Specified Vehicles and Economic Conditions—The geographic concentration of the specified leases and performance of the specified leases and related specified vehicles may increase the risk of loss on your investment” in this prospectus.]

Distribution of the Specified Leases by Related Specified Vehicle Model
[(if the aggregate initial principal amount of the Notes is $[___])]
As of the Cutoff Date, the distribution of the Specified Leases by the model of the related Specified Vehicle was as follows:

Model	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[___]		%	$	%
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
Total:		100.00%		100.00%
(1)          Amounts may not sum to total due to rounding.
(2)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]

[Distribution of the Specified Leases by Related Specified Vehicle Model
(if the aggregate initial principal amount of the Notes is $[___])
As of the Cutoff Date, the distribution of the Specified Leases by the model of the related Specified Vehicle was as follows:

Model	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[___]		%	$	%
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
Total:		100.00%		100.00%
(1)           Amounts may not sum to total due to rounding.
(2)           Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]]

Distribution of the Specified Leases by Year and Quarter of Maturity
[(if the aggregate initial principal amount of the Notes is $[___])]
As of the Cutoff Date, the distribution of the Specified Leases based on the year and quarter of maturity was as follows:
Year and Quarter of Maturity	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[___]		%	$	%
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
Total:		100.00%		100.00%
____________________________________
(1)          Amounts may not sum to total due to rounding.
(2)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]

[Distribution of the Specified Leases by Year and Quarter of Maturity
(if the aggregate initial principal amount of the Notes is $[___])
As of the Cutoff Date, the distribution of the Specified Leases based on the year and quarter of maturity was as follows:
Year and Quarter of Maturity	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value as of the Cutoff Date(1)	Percentage of Aggregate Securitization Value as of the Cutoff Date(2)
[___]		%	$	%
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
Total:		100.00%		100.00%
____________________________________
(1)         Amounts may not sum to total due to rounding.
(2)         Percentages may not add to 100.00% due to rounding.
[*           Represents a percentage greater than 0.000% but less than 0.005%.]]

Distribution of the Specified Leases by FICO® Score
[(if the aggregate initial principal amount of the Notes is $[___])]
As of the Cutoff Date, the distribution of the Specified Leases by FICO® Score was as follows:
FICO® Score Range(1)	Number of Leases	Percentage of Total Number of Leases(3)	Aggregate Securitization Value as of the Cutoff Date(2)	Percentage of Aggregate Securitization Value as of the Cutoff Date(3)
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
Total:		100.00%		100.00%
___________________________________
(1)          The FICO Score of a User-Lessee is the highest of all available FICO Scores at the time of application.
(2)          Amounts may not sum to total due to rounding.
(3)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]

[Distribution of the Specified Leases by FICO® Score
(if the aggregate initial principal amount of the Notes is $[___])
As of the Cutoff Date, the distribution of the Specified Leases by FICO® Score was as follows:
FICO® Score Range(1)	Number of Leases	Percentage of Total Number of Leases(3)	Aggregate Securitization Value as of the Cutoff Date(2)	Percentage of Aggregate Securitization Value as of the Cutoff Date(3)
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
[_] - [_]
Total:		100.00%		100.00%
___________________________________
(1)          The FICO Score of a User-Lessee is the highest of all available FICO Scores at the time of application.
(2)          Amounts may not sum to total due to rounding.
(3)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]]

Distribution of the Specified Leases by Powertrain
[(if the aggregate initial principal amount of the Notes is $[___])]
As of the Cutoff Date, the distribution of the Specified Leases by Powertrain was as follows:
Powertrain	Number of Leases	Percentage of Total Number of Leases(3)	Aggregate Securitization Value as of the Cutoff Date(3)	Percentage of Aggregate Securitization Value as of the Cutoff Date(3)
[Battery Electric]
[Internal Combustion]
[Hybrid Electric(1)]
Total:		100.00%		100.00%
___________________________________
[(1)        Includes vehicles with a plug-in hybrid electric power source.]
(2)          Amounts may not sum to total due to rounding.
(3)          Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]

[Distribution of the Specified Leases by Powertrain
(if the aggregate initial principal amount of the Notes is $[___])
As of the Cutoff Date, the distribution of the Specified Leases by Powertrain was as follows:
Powertrain	Number of Leases	Percentage of Total Number of Leases(3)	Aggregate Securitization Value as of the Cutoff Date(2)	Percentage of Aggregate Securitization Value as of the Cutoff Date(3)
[Battery Electric]
[Internal Combustion]
[Hybrid Electric(1)]
Total:		100.00%		100.00%
___________________________________
[(1)         Includes vehicles with a plug-in hybrid electric power source.]
(2)           Amounts may not sum to total due to rounding.
(3)            Percentages may not add to 100.00% due to rounding.
[*            Represents a percentage greater than 0.000% but less than 0.005%.]]

Determination of Residual Values
BMW FS conducts a broad analysis of different factors that may affect the residual values of the Leased Vehicles. However, the residual values of the Specified Vehicles for purposes of calculation of the Securitization Value will be calculated by the Servicer using the lesser of (i) ALG residual values of the Specified Vehicles at the scheduled termination of the Specified Leases at the time the related Specified Lease was signed and (ii) the ALG residual values of the Specified Vehicles at the scheduled termination of the Specified Leases provided by ALG for [___] 20[_] (the “ALG Residual Value”). ALG is an independent publisher of lease residual value percentages and is frequently used for comparison purposes by the vehicle leasing industry.
As part of BMW NA sales support programs, BMW FS distributes to Centers residual value percentages for certain vehicles that are higher than those determined pursuant to the methods described above. As a result, the residual value set forth in a Specified Lease (the “Contract Residual Value”) may be higher than the residual value determined using ALG Residual Values. The Securitization Values have been and will be calculated by the Servicer based upon ALG Residual Values. As a result, the excess of the Contract Residual Value over ALG Residual Values will not be financed in the transaction described herein. However, the Purchase Option Prices (which if paid are part of Collections available to the Issuing Entity) for the Specified Vehicles at the Maturity Dates of the Specified Leases will be the Contract Residual Values.

All of the Specified Leases and related Specified Vehicles have been originated under the residual value policies described above.  Notwithstanding the foregoing, no assurance can be given as to BMW FS’ future experience with respect to the return rates of BMW[, MINI and Rolls Royce] motor vehicles relating to Specified Leases originated under these policies. If the residual values of the Specified Vehicles, as originally determined by BMW FS, are substantially higher than the sales proceeds actually realized upon the sale of such Specified Vehicles, you may suffer losses on your investment. See “Risk Factors—Risks Primarily Related to the Specified Leases, Specified Vehicles and Economic Conditions—Used car market factors may increase the risk of loss for all investors.” For more information regarding BMW FS’ procedures for realizing the residual value of Leased Vehicles, see “BMW FS’ Lease Financing Program—End of Lease Term; Vehicle Disposition” above.
The aggregate ALG Residual Value of the Specified Vehicles (discounted at the Securitization Rate) will constitute less than 65% of the Aggregate Securitization Value of the Specified Leases, in each case as of the Cutoff Date.  For more information regarding the aggregate ALG Residual Value of the Specified Leases, see the table entitled “Composition of the Specified Leases as of the Cutoff Date” under “The Specified Leases—Characteristics” above.  For historical information regarding BMW FS’ experience with ALG Residual Value losses in its entire portfolio of leases, see the table entitled “BMW FS Managed New Lease Portfolio ALG Residual Value Loss Experience” under “Delinquencies, Repossessions and Loss Information” below.
Calculation of the Securitization Value of the Specified Leases
Under the Servicing Agreement, the Servicer will calculate a “securitization value” (the “Securitization Value”) for each Specified Lease equal to:
(a)
as of the Cutoff Date or any date other than the Maturity Date of such Specified Lease, the sum of (i) the present value (discounted at the Securitization Rate) of the aggregate Monthly Payments remaining on such Specified Lease (including Monthly Payments due and not yet paid for which the Servicer has never made a Monthly Payment Advance) and (ii) the present value (discounted at the Securitization Rate) of the ALG Residual Value of the related Specified Vehicle; and

(b)
as of the Maturity Date of such Specified Lease, the ALG Residual Value of the related Specified Vehicle; provided, however, that the Securitization Value of a Liquidated Lease, except for purposes of calculating a Reallocation Payment, is equal to zero.

The “Securitization Rate” for any Specified Lease and the related Specified Vehicle is an annualized rate that is the greater of (a) the Lease Rate for such Specified Lease and (b) a discount rate of [_]%.
The initial Securitization Value represents the amount of financing that will be raised for each Specified Vehicle and related Specified Lease. The Securitization Value at any given time during the term of a Specified Lease represents the principal amount of the Notes that can be amortized by the sum of the Monthly Payments due in respect of the Specified Lease over the remaining lease term, plus the ALG Residual Value of the related Specified Vehicle.
A “Liquidated Lease” means a Specified Lease for which any of the following has occurred during a Collection Period (or, with respect to clause (d) below, on the Deposit Date immediately following such Collection Period):
(a)
the related Specified Vehicle was sold or otherwise disposed of by the Servicer following (i) such Specified Lease becoming a Defaulted Lease, (ii) the early termination (including any early termination by the related User-Lessee) of such Specified Lease, or (iii) such Specified Vehicle becoming a Matured Vehicle;

(b)	such Specified Lease became a Defaulted Lease or such Specified Lease terminated or matured more than 90 days prior to the end of such Collection Period and the related Specified Vehicle was not sold;
(c)
the Servicer’s records, in accordance with its customary servicing practices, disclose that all insurance proceeds expected to be received have been received by the Servicer following a casualty or other loss with respect to the related Specified Vehicle; or

(d)	the Servicer shall have made a Sales Proceeds Advance with respect to such Specified Lease.
A “Defaulted Lease” will mean a Specified Lease terminated by the Servicer (a) following a default by or bankruptcy of the related User-Lessee or (b) because the related Specified Vehicle has been lost, stolen or damaged beyond economic repair.
Delinquencies, Repossessions and Loss Information
Set forth below is information concerning BMW FS’ experience with respect to its entire portfolio of leases.  Credit losses are an expected cost in the business of extending credit and are considered in BMW FS’ rate-setting process.  The following tables set forth the historical delinquency experience, net credit loss and repossession experience and ALG residual loss value experience of BMW FS’ portfolio of leases.
Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond the control of BMW FS.  There is no assurance that BMW FS’ delinquency, repossession and loss experience with respect to its motor vehicle leases, or the experience of the Issuing Entity with respect to the Specified Leases, will be similar to that set forth below.  If economic conditions in the future differ from those during the periods referenced in the tables below, BMW FS’ delinquency, repossession and loss experience may be adversely affected.
The percentages in the tables below have not been adjusted to eliminate the effect of the growth of BMW FS’ portfolio.  Accordingly, the delinquency, repossession and net loss percentages would be expected to be higher than those shown if a group of leases were isolated at a period in time and the delinquency, repossession and net loss data showed the activity only for that isolated group over that period.
In the table below, the periods of delinquency for the years ended December 31, 20[_], 20[_], 20[_], 20[_] and 20[_], are based on the number of days that more than a specified percentage of any scheduled monthly payment is unpaid as of the related Due Date.  BMW FS considers a payment to be delinquent when the related user-lessee fails to make at least 90% of a scheduled monthly payment by the related Due Date.  The information included in the table below under the heading “Leases Delinquent” excludes vehicles that have been repossessed.  There is no assurance that the performance of the Specified Leases will be comparable to BMW FS’ experience shown in the following tables.
BMW FS MANAGED NEW LEASE PORTFOLIO DELINQUENCY EXPERIENCE (1)(2) (Dollars in Thousands)
At December 31,
	20[_]		20[_]		20[_]		20[_]		20[_]
Leases Outstanding ($)
Number of Leases Outstanding

Leases Delinquent	Dollars	%	Dollars	%	Dollars	%	Dollars	%	Dollars	%
31-60 Days
61-90 Days
91-120 Days
121-150 Days
151 Days or More(3)
TOTAL
______________
(1)	Data presented in the table is based upon Lease Balance for new BMW vehicles including those that have been sold but are serviced by BMW FS.
(2)	Percentages and numbers may not add to total due to rounding.
(3)
Leases are charged off when they become 150 days delinquent, except when BMW FS is prohibited by applicable law from charging-off such leases, including when the related user-lessee is the subject of bankruptcy proceedings.

BMW FS MANAGED NEW LEASE PORTFOLIO
NET CREDIT LOSS AND REPOSSESSION EXPERIENCE (1)(2)
(Dollars in Thousands)
For the year ended December 31,
	20[_]	20[_]	20[_]	20[_]	20[_]
Leases Outstanding ($)
Average Leases Outstanding ($)
Number of Leases Outstanding
Average Number of Leases Outstanding

Number of Repossessions Sold (3)
Number of Repossessions Sold as a Percentage of the Average Number of Leases Outstanding (3)

Charge-offs (4) ($)
Recoveries (5) ($)
Net Losses ($)
Net Losses as a Percentage of Average Dollar Amount of Leases Outstanding

________________
(1)
Data presented in the table is based upon Lease Balance for new BMW vehicles including those that have been sold but are serviced by BMW FS.  Averages are computed by taking a simple average of month end outstanding amounts for each period presented.

(2)	Percentages and numbers may not add to total due to rounding.
(3)	“Number of Repossessions Sold” means the number of repossessed leased vehicles that have been sold by BMW FS in a given period.
(4)
Charge-offs represent the total aggregate Lease Balance determined to be uncollectible in the period less proceeds from disposition of the related leased vehicles, other than recoveries described in Note (5).

(5)	Recoveries generally include amounts received with respect to leases previously charged off, net of the proceeds realized in connection with the sale of the related leased vehicles.

BMW FS MANAGED NEW LEASE PORTFOLIO
ALG RESIDUAL VALUE LOSS EXPERIENCE (1)(2)(3)
For the year ended December 31,
	20[_]	20[_]	20[_]	20[_]	20[_]
Total Number of Vehicles Scheduled to Terminate
Total Initial ALG Residual on Vehicles Scheduled to Terminate
Number of Vehicles Returned to BMW FS (4)
Number of Vehicles Going to Full Term (5)
Vehicles Returned to BMW FS Ratio
Total Gain/(Loss) on ALG Residuals on Vehicles Returned to BMW FS (6)
Average Gain/(Loss) on ALG Residuals on Vehicles Returned to BMW FS (6)
Total ALG Residual on Vehicles Returned to BMW FS
Total Gain/(Loss) on ALG Residuals on Vehicles Returned to BMW FS as a Percentage of ALG Residuals of Returned Vehicles sold by BMW FS
Total Gain/(Loss) on ALG Residuals on Vehicles Returned to BMW FS as a Percentage of ALG Residuals of Vehicles Scheduled to Terminate
____________________
(1) Includes leases for new BMW vehicles including those that have been sold but are serviced by BMW FS.  These leases are grouped by scheduled lease maturity date. Excludes leases that have been terminated pursuant to a lessee default (including, but not limited to, as a result of the lessee's failure to maintain insurance coverage required by the lease, the failure of the lessee to timely or properly perform any obligation under the lease, or any other act by the lessee constituting a default under applicable law).
(2) Percentages and numbers may not add to total due to rounding.
(3) ALG Residual adjusted for applicable mileage (assumed, for the purpose of this table, to be actual lease contract mileage and term.
(4) Excludes repossessions, early terminations, and vehicles in inventory.
(5) Includes all vehicles terminating at scheduled maturity, terminating past scheduled maturity and terminating within 120 days prior to scheduled maturity.
(6) Residual loss is net of remarketing expenses and end of lease collections.

Static Pools
Attached to this prospectus as Appendix A, we have included charts that reflect the static pool performance of previous, recent securitizations of the Sponsor.  The static pool information is deemed to be a part of this prospectus.
The information in Appendix A consists of cumulative losses, prepayments and delinquency data for the prior securitized pools and summary information about the original characteristics of the prior pools as well as graphical presentation of the data.  Although the original characteristics of the prior pools may differ somewhat from each other and from the characteristics of the Specified Leases described in this prospectus because BMW FS has changed its origination, purchasing and underwriting policies and procedures over the years, the prior pools are generally comparable since these changes have not been material and the Specified Leases were originated under the same general underwriting and purchasing policy framework as the leases in the prior pools.  In addition, although the selection criteria used for the leases in the prior pools have changed over time to accommodate new financing products, increased vehicle pricing and changes in securitization market practices, these changes do not diminish the general comparability of the prior pools to the Specified Leases described in this prospectus.  Nevertheless, losses, prepayments and delinquencies for the pool of Specified Leases in the securitization transaction described in this prospectus may differ from the information shown in Appendix A for prior securitized pools of leases.
[Insert any specific terms showing material differences between the Pool Assets and the Static Pools.]
Asset-Level Data for the Specified Leases
The Depositor prepared asset-level data for the Specified Leases [if the aggregate initial principal amount of the Notes is $[___] and if the aggregate initial principal amount of the Notes is $[___]] and has filed such asset-level data with the SEC prior to the filing of this prospectus as an exhibit to Form ABS-EE (such asset-level data, the “Initial Asset-Level Data”).  The Initial Asset-Level Data is incorporated by reference into this prospectus.  The Initial Asset-Level Data contains detailed information concerning each related Specified Lease, including data regarding its origination characteristics, lease terms, characteristics of the related Specified Vehicle and User-Lessee, lease and payment activity, servicing activity and status.  Investors should carefully review the Initial Asset-Level Data.

The Servicer will also prepare asset-level data with respect to the Specified Leases for each Collection Period and file it with the SEC on exhibits to Form ABS-EE at or before the time of filing the related Form 10-D. The exhibits to the Form ABS-EE filed by or on behalf of the Issuing Entity after the filing of this prospectus will be incorporated by reference into the related Form 10-D.
The characteristics of the Specified Leases and related Specified Vehicles in each pool as of the Cutoff Date as set forth in the tables under the heading “The Specified Leases—Characteristics,” may not match the Initial Asset-Level Data or subsequent asset-level data included as an exhibit to the Form ABS-EE as the result of differences between the methods of calculating the term of the Specified Leases for the purpose of presenting statistical information in this prospectus and for the purpose of presenting asset-level data in Form ABS-EE.
Pool Underwriting
In connection with the offering of the Notes, the Depositor has performed a review of the Specified Leases and certain disclosures in this prospectus relating to the Specified Leases, as described under “Review of Pool Assets” below.

As described in “BMW FS’ Lease Financing Program—Underwriting” in this prospectus, under BMW FS’ origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by one or more BMW FS Credit Representatives or by a Credit Manager with appropriate approval authority.  The BMW FS Credit Representatives and Credit Managers review each application forwarded to it for review through the use of a system of rules and scorecards, including an evaluation of the customer demographics, income and collateral, review of a credit bureau report, use of internet verification tools and a review of the applicant’s credit score based on a combination of such applicant’s credit bureau score and BMW FS’ own internal credit scoring process.  [If the aggregate initial principal amount of the Notes is $[___],] [_] of the Specified Leases, having an Aggregate Securitization Value of approximately $[___] as of the Cutoff Date (approximately [_]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date), were automatically approved.  [If the aggregate initial principal amount of the Notes is $[___], [_] of the Specified Leases, having an Aggregate Securitization Value of approximately $[___] as of the Cutoff Date (approximately [_]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date), were automatically approved.]  BMW FS determined that whether a Specified Lease was approved automatically by BMW FS’ electronic decisioning system or was approved following review by one or more BMW FS Credit Representatives or by a Credit Manager was not indicative of the quality of the related Specified Lease.  No completed applications for Specified Leases were automatically rejected.  [None of the Specified Leases were originated with exceptions to BMW FS’ underwriting guidelines.]

[If any lease contract added to an asset pool would be an exception to the underwriting criteria set forth below, the applicable prospectus will set forth the nature of such exception and data on the number of such lease contracts.]
Review of Pool Assets
In connection with the offering of the Notes, the Depositor has performed a review of the Specified Leases and the disclosures regarding the Specified Leases included in this prospectus, including the Initial Asset-Level Data (such disclosures, collectively, the “Rule 193 Information”).  This review was designed and affected to provide the Depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.  This review included a review of BMW FS’ underwriting guidelines and the contract terms, eligibility and characteristics of the Specified Leases, as well as a review of the disclosure describing such underwriting guidelines, contract terms and the eligibility and characteristics of the Specified Leases in this prospectus.  Certain of the statistical information included in the Initial Asset-Level Data was also reviewed for consistency with the descriptions of the Specified Leases in this prospectus.
As part of the review of the Specified Leases, BMW FS and the Depositor identified the Rule 193 Information to be covered and identified the review procedures for each portion of such Rule 193 Information.  Descriptions in this prospectus consisting of factual information were reviewed and approved by BMW FS’ senior management to ensure the accuracy of such descriptions.  Additionally, members of BMW FS’ securitization group consulted with internal counsel, as well as external counsel, with respect to the descriptions of the legal and regulatory provisions that may materially and adversely affect the performance of the Specified Leases or payments on the Notes.
In addition, BMW FS performed an eligibility review of the Specified Leases to confirm that the Specified Leases satisfied the criteria set forth under “The Specified Leases—Characteristics” above in this prospectus.  The first aspect of that review tested the accuracy of the data contained in BMW FS’ data tape.  The data tape is an electronic record maintained by BMW FS, which includes certain attributes of the Specified Leases.  BMW FS selected a random sample of [_] leases from a pool of leases that were intended for inclusion as Specified Leases (such pool, the “Preliminary Pool”) to confirm that the following data points, among others, in the lease file for each such lease conformed to the applicable information on the data tape: first payment date, monthly base payment amount, original term to maturity, maturity date, ALG residual amount at inception, state of registration, vehicle identification number, vehicle model year, adjusted manufacturer’s suggested retail price, FICO credit score, remaining term to maturity and days delinquent.  [No] variances between the sample leases and the data points reviewed were found.  [The Depositor considers the variances to be immaterial and determined that the variances are not indicative of any systematic errors in the data or other errors that could have a material adverse effect on the data and information about the Specified Leases in the Rule 193 Information.]  A second aspect of that review consisted of a comparison of the statistical information relating to the Specified Leases set forth in this prospectus to data contained in, or derived from, the data tape.  Specifically, statistical information relating to the Specified Leases was recalculated using the applicable information on the data tape.  [No] variances between the statistical information and the data tape were found. [Each][The] pool of Specified Leases described in this prospectus were selected from the Preliminary Pool.  [If the aggregate initial principal amount of the Notes is $[___],] [All][_] of the sample leases are Specified Leases [and if the aggregate initial principal amount of the Notes is $[___], [all][_] of the sample leases are Specified Leases.]
In addition to this review, the Depositor’s review of the Specified Leases, including the Initial Asset-Level Data, is further supported by BMW FS’ extensive compliance procedures used in the day-to-day operation of its business.  These procedures include regular internal audits of key business functions, including credit decisions, servicing and systems processing, controls to verify compliance with procedures and quality assurance reviews for credit decisions and securitization processes.  In addition, BMW FS has an integrated network of computer applications to make certain that information about the Specified Leases is accurately entered, captured and maintained in its systems.  These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and accurately.  All of these controls and procedures ensure integrity of data and information and accuracy of securitization disclosures including the Rule 193 Information.
Portions of the review of legal matters and the review of the characteristics of, and statistical information with respect to, the Specified Leases, were performed with the assistance of third parties engaged by BMW FS.  BMW FS and the Depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review.  The Depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review.  The Depositor attributes all findings and conclusions of the review to itself.
After undertaking the review described above, the Depositor has found and concluded that it has reasonable assurance that the Rule 193 Information, including the Initial Asset-Level Data, is accurate in all material respects.
Description of the Notes
[NOTE: While this prospectus describes five classes of Class A Notes and one class of Class B Notes, this description is for illustrative purposes only and there may be more, different or fewer classes of Class A Notes and/or Class B Notes in any transaction.  In addition, for illustrative purposes, this prospectus assumes that the Class A-2b Notes will bear interest at a floating rate; however in any transaction, more, different or fewer classes of notes may bear interest at a floating rate.]
General
The Notes will be issued pursuant to the terms of the Indenture, a form of which has been filed as an exhibit to the registration statement.  A copy of the final form of Indenture will be filed with the SEC at the time of the filing of the final prospectus.  The following summary describes the material terms of the Notes and the Indenture.  The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Notes and the Indenture.
The Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof in book-entry form. The Notes initially will be represented by certificates registered in the name of Cede & Co., the nominee of DTC. No Beneficial Owner will be entitled to receive a certificate representing that owner’s Note, except as set forth below. Unless and until Notes are issued in fully registered certificated form (the “Definitive Notes”) under the limited circumstances described below, all references herein to distributions, notices, reports and statements to Noteholders will refer to the same actions made with respect to DTC or Cede & Co., as the case may be, for the benefit of Beneficial Owners in accordance with DTC procedures. See “—Book-Entry Registration” below and “—Definitive Securities” in this prospectus.
Distributions in respect of the Certificates will be subordinated to distributions in respect of the Notes to the extent described under “Payments on the Notes.”
[The Class [_] Notes will be retained by the depositor or its affiliate on the Closing Date.]
Interest
Interest on the unpaid principal amount of each class of the Notes will be paid in monthly installments on each Payment Date, beginning [___], 20[_].  If any Payment Date, including the final Payment Date, falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date that payment was due, and no interest will accrue (except in the case of the Class A-1 Notes and the Class A-2b Notes) on the amount so payable for the period from and after that Payment Date.  For Notes (x) held in book-entry form, interest payments will be made to the Noteholders of record as of the close of business on the Business Day immediately preceding the Payment Date or redemption date, as applicable and (y) issued in definitive form, interest payments will be made to the Noteholders of record as of the last Business Day of the month preceding the related Payment Date or redemption date, as applicable (each such date, a “Record Date”).
Interest will cease to accrue on each class of the Notes on the Payment Date on which the outstanding principal amount of such class of Notes is reduced to zero.
If Noteholders of any class do not receive all interest owed to them on a Payment Date, the Issuing Entity will make payments of interest on later Payment Dates to make up the shortfall, together with interest on those amounts at the related interest rate, to the extent lawful and to the extent funds from specified sources are available to cover the shortfall and interest thereon.
As more fully described under “Payments on the Notes” in this prospectus, interest payments on the Notes on each Payment Date generally will be made from the sum of:
•
Available Funds remaining after (i) the Servicer has been paid the related Payment Date Advance Reimbursement and the Servicing Fee, and (ii) the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer have been paid all fees, costs, expenses and indemnification amounts due to each such party (subject to an aggregate cap prior to the acceleration of the Notes), and

•	the Reserve Fund Draw Amount, if any.
Interest payments to holders of all classes of Class A Notes will have the same priority.  Interest payments on the Class B Notes will be subordinated to interest payments on the Class A Notes.  If the sum of Available Funds (after the payment of the Issuing Entity’s obligations with higher priorities) and the Reserve Fund Draw Amount, if any, for such Payment Date is insufficient, the amount available for interest payments could be less than the amount of interest due and payable on all classes of Notes on any Payment Date, in which case the holders of such classes of Notes will receive their ratable share (based upon the aggregate amount of interest due to that class) of the aggregate amount available to be distributed in respect of interest on such Notes.

Each of the Class A-1 Notes, the Class A-2a Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes will bear interest at the applicable fixed per annum interest rate specified on the cover page of this prospectus, and the Class A-2b Notes will bear interest at a floating rate equal to the sum of the Benchmark and the spread set forth on the cover page of this prospectus. If the sum of the Benchmark and the spread set forth on the front cover of this prospectus is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2b Notes for such interest accrual period will be deemed to be 0.00%. The Benchmark as of the Closing Date will be the SOFR Rate.
Interest on the outstanding principal amount of the Class A-1 Notes and the Class A-2b Notes will accrue at the related interest rate during an accrual period from (and including) the previous Payment Date to (but excluding) the next Payment Date, except that the first interest accrual period for the Class A-1 Notes and the Class A-2b Notes will be from (and including) the Closing Date to (but excluding) the first Payment Date. Interest on the Class A-1 Notes and the Class A-2b Notes will be calculated on the basis of the actual number of days elapsed in such accrual period, but assuming a 360-day year.
Interest on the outstanding principal amount of the Class A-2a Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes will accrue at the related interest rate during an accrual period from (and including) the [__] day of the calendar month preceding a Payment Date to (but excluding) the [_] day of the calendar month in which the Payment Date occurs, except that the first interest accrual period for the Class A-2a Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes will be from (and including) the Closing Date to (but excluding) [___], 20[_].  Interest on the Class A-2a Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes for each such accrual period will be computed on the basis of a 360-day year consisting of twelve 30-day months, irrespective of how many days are actually in that accrual period.
[**Note: For illustrative purposes, this prospectus contemplates that the Class A-2b Notes will accrue interest at a floating rate based on the SOFR Rate, as described below. In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on a different index.  If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index that will be used to determine interest payments for such floating rate notes.]

[The “SOFR Rate” will be obtained by the Paying Agent for each interest accrual period on the second U.S. Government Securities Business Day before the first day of such interest accrual period (the “SOFR Determination Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time Compounded SOFR is published on the FRBNY’s Website  (or, if the Benchmark is not SOFR, the time determined by the Administrator after giving effect to any Benchmark Replacement Conforming Changes) (the “Reference Time”) and will mean, with respect to the Class A-2b Notes and any Payment Date, a rate equal to Compounded SOFR as of the SOFR Determination Date; provided, that, the Administrator will have the right, in its sole discretion, to make SOFR Adjustment Conforming Changes at any time after the Closing Date.  The SOFR Rate obtained by the Paying Agent, in the absence of manifest error, will be conclusive for all purposes and binding on the Noteholders.
Any determination, decision or election that may be made by the Administrator or any other person in connection with any SOFR Adjustment Conforming Change or any decision to take or refrain from taking any action in connection with the SOFR Rate, will be conclusive and binding absent manifest error, may be made in the Administrator’s sole discretion, and will become effective without the consent of any other person (including any Noteholder). The Noteholders, including the holders of the Class A-2b Notes, will not have any right to approve or disapprove of these determinations or changes and will be deemed by its acceptance of a Note to waive and release any and all claims relating to any such determinations and changes. None of the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Paying Agent, the Vehicle Trustee, the UTI Beneficiary, the Administrator, the Sponsor, the Depositor or the Servicer will have any liability for any action or inaction taken or refrained from being taken by it with respect to any SOFR Adjustment Conforming Changes or any other matters related to or arising in connection with the foregoing. Each Noteholder and Beneficial Owner, by its acceptance of a Note or a beneficial interest in a Note, will be deemed to waive and release any and all claims against the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Paying Agent, the Vehicle Trustee, the UTI Beneficiary, the Administrator, the Sponsor, the Depositor and the Servicer relating to any such determinations and changes.

For the purposes of computing interest on the Class A-2b Notes based on the SOFR Rate, the following terms will have the following respective meanings:
“Compounded SOFR” with respect to any U.S. Government Securities Business Day, means:
(1)            the applicable compounded average of SOFR for a tenor of 30 days as published on such U.S. Government Securities Business Day at the Reference Time related to SOFR; or
(2)            if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of 30 days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.
The specific Compounded SOFR rate is referred to by its tenor. For example, “30-day Average SOFR” refers to the compounded average SOFR over a rolling 30-calendar day period as published on the FRBNY’s Website.
“FRBNY” means the Federal Reserve Bank of New York.
“FRBNY’s Website” means the website of the FRBNY, currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or at such other page as may replace such page on the FRBNY’s website.
“SOFR Adjustment Conforming Changes” means, with respect to any SOFR Rate, any technical, administrative or operational changes (including changes to the interest accrual period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Administrator decides, from time to time, may be appropriate to adjust the SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the Administrator decides that adoption of any portion of such market practice is not administratively feasible or if the Administrator determines that no market practice exists, in such other manner as the Administrator determines is reasonably necessary).
“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
All percentages resulting from any calculation on the Class A-2b Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the Class A-2b Notes will be rounded to the nearest cent (with one-half cent being rounded upwards).
Effect of Benchmark Transition Event
Notwithstanding the foregoing, if the Administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the Administrator will replace the then-current Benchmark for all purposes relating to the Class A-2b Notes in respect of such determination on such date and all such determinations on all subsequent dates (unless and until a subsequent Benchmark Transition Event and its related Benchmark Replacement Date occurs).
The Administrator will deliver written notice to each Rating Agency and to the Indenture Trustee and the Paying Agent on any SOFR Determination Date if, as of the applicable Reference Time, the Administrator has determined with respect to the related interest accrual period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Determination Date due to a determination by the Administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.
In connection with the implementation of a Benchmark Replacement, the Administrator will have the right, in its sole discretion, to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by the Administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming Change or a Benchmark Replacement as described above, including, but not limited to, any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the Administrator’s sole discretion, and, will become effective without the consent of any other person (including any Noteholder). The Noteholders, including the holders of the Class A-2b Notes, will not have any right to approve or disapprove of these determinations or changes and will be deemed to waive and release any and all claims relating to any such determinations and changes. None of the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Paying Agent, the Vehicle Trustee, the UTI Beneficiary, the Administrator, the Sponsor, the Depositor or the Servicer will have any liability for any action or inaction taken or refrained from being taken by it with respect to any Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each Noteholder and Beneficial Owner, by its acceptance of a Note or a beneficial interest in a Note, will be deemed to waive and release any and all claims against the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Paying Agent, the Vehicle Trustee, the UTI Beneficiary, the Administrator, the Sponsor, the Depositor and the Servicer relating to any such determinations and changes.
With respect to a Benchmark Transition Event, the following terms will have the following respective meanings:
“Benchmark” means, initially, the SOFR Rate; provided that if the Administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.
“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrator as of the Benchmark Replacement Date:
(1)            the sum of: (a) the alternate rate of interest for the Corresponding Tenor that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;
(2)            the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or
(3)            the sum of: (a) the alternate rate of interest for the Corresponding Tenor that has been selected by the Administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.
“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Administrator as of the Benchmark Replacement Date:
(1)            the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;
(2)            if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or
(3)            the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current

Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.
“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the interest accrual period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Administrator decides that adoption of any portion of such market practice is not administratively feasible or if the Administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Administrator determines is reasonably necessary).
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):
(1)            in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or
(2)            in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.
For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):
(1)            a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or
(2)            a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or
(3)            a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.
“Corresponding Tenor” means, with respect to a Benchmark Replacement, a tenor (including overnight) having approximately the same length (disregarding any business day adjustment) as the applicable tenor for the then-current Benchmark.
“ISDA Definitions” means the 2021 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.
“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.
“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.
“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.
For the avoidance of doubt: (a) in no event will (x) the Paying Agent be responsible for determining the SOFR Rate or any substitute for SOFR if such rate does not appear on the FRBNY’s Website or on a comparable system as is customarily used to quote SOFR or such substitute for SOFR, (y) the Indenture Trustee, the Owner Trustee or the Vehicle Trustee be responsible for determining the SOFR Rate or any substitute for SOFR, or (z) the Indenture Trustee, the Paying Agent, the Owner Trustee or the Vehicle Trustee be responsible for making any decision or election in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event and (b) in connection with any of the matters referenced in clause (a) of this sentence, the Indenture Trustee, the Paying Agent, the Owner Trustee and the Vehicle Trustee will be entitled to conclusively rely on any determinations made by the Administrator (on behalf of the Issuing Entity), as applicable, in regards to such matters and will have no liability for any action taken with respect thereto at the direction of the Administrator (on behalf of the Issuing Entity).

The Indenture Trustee, the Paying Agent, the Owner Trustee and the Vehicle Trustee will be under no obligation (i) to monitor, determine or verify the availability, unavailability or cessation of SOFR (or other applicable Benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or Benchmark Replacement Date, (ii) to select, determine or designate any Benchmark Replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, (iii) to select, determine or designate any Benchmark Replacement Adjustment or Unadjusted Benchmark Replacement, or other modifier to any replacement or successor index, or (iv) to determine whether or what SOFR Adjustment Conforming Changes or Benchmark Replacement Conforming Changes are necessary or advisable, if any.

The Indenture Trustee, the Paying Agent, the Owner Trustee and the Vehicle Trustee will not be liable for any inability, failure or delay on its part to perform any of its duties set forth in the Transaction Documents as a result of the unavailability of SOFR (or other applicable Benchmark) and the absence of a designated Benchmark Replacement, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation, the Servicer or the Administrator (on behalf of the Issuing Entity), in providing any direction, instruction, notice or information required or contemplated by the terms of the Transaction Documents and reasonably required for the performance of such duties.]

Principal
Noteholders are entitled to receive, to the extent of funds available for payment, on each Payment Date (unless the maturity of the Notes has been accelerated following an Event of Default) an amount (the “Principal Distribution Amount”) equal to the sum of the First Priority Principal Distribution Amount, the Second Priority Principal Distribution Amount and the Regular Principal Distribution Amount not to exceed the outstanding Note Balance.  The final scheduled Payment Date and expected final Payment Date for each class of Notes are set forth on the cover of this prospectus (each, a “Final Scheduled Payment Date” and “Expected Final Payment Date,”

respectively).  Following the acceleration of the maturity of the Notes, the outstanding principal amount of each class of Notes then outstanding will become immediately due and payable.
For the purposes of this prospectus, the following terms will have the following meanings:
“First Priority Principal Distribution Amount” will mean, with respect to any Payment Date, an amount not less than zero, equal to (a) the aggregate principal amount of the Class A Notes outstanding as of the preceding Payment Date (after giving effect to any principal payments made on the Class A Notes on that preceding Payment Date), minus (b) the Aggregate Securitization Value at the end of the Collection Period preceding that Payment Date; provided, however, that the First Priority Principal Distribution Amount on and after the Final Scheduled Payment Date of any class of Class A Notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal amount of that class of Class A Notes to zero.
“Regular Principal Distribution Amount” will mean, with respect to any Payment Date, an amount not less than zero, equal to the difference between (a) the excess, if any, of (i) the aggregate principal amount of the Notes outstanding as of the preceding Payment Date (after giving effect to any principal payments made on the Notes on that preceding Payment Date) minus (ii) the Targeted Note Balance, (b) the First Priority Principal Distribution Amount, if any, and (c) the Second Priority Principal Distribution Amount, if any, with respect to that Payment Date.
 “Second Priority Principal Distribution Amount” will mean, with respect to any Payment Date, an amount not less than zero, equal to (a) the excess, if any, of (i) the aggregate principal amount of the Class A Notes and the Class B Notes outstanding as of the preceding Payment Date (after giving effect to any principal payments made on the Notes on that preceding Payment Date), over the Aggregate Securitization Value at the end of the Collection Period preceding that Payment Date (ii) minus (b) the First Priority Principal Distribution Amount for such Payment Date; provided, however, that the Second Priority Principal Distribution Amount on and after the Final Scheduled Payment Date of the Class B Notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal amount of the Class B Notes to zero.
“Targeted Note Balance” will mean, with respect to any Payment Date, the excess, if any, of (x) the Aggregate Securitization Value at the end of the Collection Period preceding that Payment Date over (y) the Overcollateralization Target Amount.
On each Payment Date, unless the maturity of the Notes has been accelerated following an Event of Default, principal payments shall be made sequentially, in the following order of priority:
1.	first, to the Class A-1 Notes until paid in full;
2.	second, to the Class A-2a Notes and the Class A-2b Notes, pro rata, based on the aggregate outstanding principal amount of each such class of Notes, until each such class is paid in full;
3.	third, to the Class A-3 Notes until paid in full;
4.	fourth, to the Class A-4 Notes until paid in full; and
5.	fifth, to the Class B Notes until paid in full.
On each Payment Date after the maturity of the Notes has been accelerated following an Event of Default, principal will be allocated, first, to the Class A-1 Notes until paid in full, second, pro rata, based upon their respective unpaid principal amounts on such Payment Date, to the Class A-2a Notes, the Class A-2b Notes, the Class A-3 Notes and the Class A-4 Notes until each such class is paid in full, and third, to the Class B Notes until paid in full.  See “Payments on the Notes” and “Description of the Transaction Documents—The Indenture—Events of Default; Rights Upon an Event of Default” in this prospectus.
The principal amount of each class of Notes, to the extent not paid, will be due on the related Final Scheduled Payment Date. The failure to pay principal in full on a class of Notes will result in an Event of Default only on the related Final Scheduled Payment Date or a redemption date. If the principal amount of a class of Notes has not been paid in full on or prior to its Final Scheduled Payment Date, as shown on the front cover of this prospectus, the Principal Distribution Amount for that Payment Date will, to the extent the remaining Available Funds and the Reserve Fund Draw Amount are sufficient, include an amount sufficient to reduce the unpaid principal amount of that class of Notes to zero on that Payment Date.  The actual date on which a class of Notes is paid may be earlier than its Final Scheduled Payment Date based on a variety of factors, including the factors described under “Risk Factors—Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction—The timing of principal payments is uncertain, and prepayments or reallocations of specified leases and specified vehicles, and the servicer’s optional purchase of the SUBI Certificate may cause prepayments on the notes, resulting in reinvestment risk to you” and “Maturity, Prepayment and Yield Considerations” in this prospectus.
The “Note Balance” as of any date of determination, will be equal to the Initial Note Balance, as reduced by all payments of principal made on the Notes on or prior to such date of determination and, in the case of any such determination as of a Payment Date, will be calculated prior to giving effect to any payments to be made on such Payment Date.
Events of Default
Upon an Event of Default, the Noteholders will have the rights set forth in this prospectus under “Description of the Transaction Documents—The Indenture—Events of Default; Rights Upon an Event of Default.”  Following the occurrence of an Event of Default under the Indenture that results in an acceleration of the Notes, payments of principal on the Notes will be made to the Noteholders in the order and priority set forth in the second following paragraph.
The Indenture Trustee may sell the assets of the Trust Estate subject to the conditions and procedures set forth in the Indenture after the maturity of the Notes has been accelerated following an Event of Default.  In the case of an Event of Default not involving any default in payment of principal of or interest on a Note, the Indenture Trustee is prohibited from selling the assets of the Trust Estate unless one of the conditions set forth in this prospectus under “Description of the Transaction Documents—The Indenture—Events of Default; Rights Upon an Event of Default” has been satisfied.
Following the occurrence of an Event of Default under the Indenture that has resulted in an acceleration of the Notes, payments on the Notes will be made to the Noteholders in the following order and priority:
•
first, pro rata, to the Indenture Trustee (in each of its capacities under the Transaction Documents), the Owner Trustee and the Asset Representations Reviewer, based on amounts due to each such party, the amount of any unpaid fees, costs, expenses and indemnification amounts due and owing to each such party pursuant to the terms of the Indenture, the Trust Agreement and the Asset Representations Review Agreement, respectively;

•	second, to the Servicer for any Payment Date Advance Reimbursement;
•	third, to the Servicer for amounts due in respect of unpaid Servicing Fees;
•
fourth, to the holders of the Class A Notes [and the Swap Counterparty], [pro rata, based on the aggregate outstanding principal amount of the Class A Notes and the amount of any swap termination payment and swap payment due and payable by the Issuing Entity to the Swap Counterparty under this clause (d): (i)] to pay due and unpaid interest, including any overdue interest and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate, pro rata, based upon the aggregate amount of interest due to such Noteholders[, (ii) to the Swap Counterparty, the amount of any termination payment due to the Swap Counterparty under the Swap Agreement due to a Swap Termination resulting from a payment default by the Issuing Entity or the insolvency of the Issuing Entity; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Class A Noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any Swap Termination payment referred to above remaining unpaid, and (iii) to the Swap Counterparty, the amount of interest at [____]% due to the Swap Counterparty under the Swap Agreement];;

•	fifth, to the holders of the Class A-1 Notes to pay due and unpaid principal on the Class A-1 Notes until paid in full;
•
sixth, to the holders of the Class A-2a Notes, the Class A-2b Notes, the Class A-3 Notes and the Class A-4 Notes to pay due and unpaid principal on those classes of Notes, pro rata, based on the aggregate outstanding principal amount of each such class, until paid in full;

•
seventh, to the holders of the Class B Notes to pay due and unpaid interest, including any overdue interest and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate, pro rata, based upon the aggregate amount of interest due to such Noteholders;

•	eighth, to the holders of the Class B Notes to pay due and unpaid principal on the Class B Notes until paid in full;
•	[ninth, to the Swap Counterparty, the amount of any payment due and owing under the Swap Agreement due to a swap termination due to it and not paid in clause fourth above;] and
•	tenth, to the Certificateholder, any remaining amounts.
Repurchase and Reallocation Obligations
Each Dealer Agreement, among other things, obligates the related Center to repurchase any Lease BMW FS financed for the outstanding lease balance thereof, if the Center breaches certain representations and warranties as set forth in the Dealer Agreement. The representations and warranties typically relate to the origination of the Lease and the transfer of the related Leased Vehicles and not the creditworthiness of the user-lessee under the Lease. In addition, the Servicer will be required to repurchase any Specified Vehicles covered by Specified Leases not meeting certain representations and warranties of the Servicer by making Reallocation Payments in respect thereof. Those representations and warranties relate primarily to the origination of the Specified Leases, and do not typically relate to the creditworthiness of the related user-lessees or the collectability of the Specified Leases. In addition, the Servicer will be obligated to reallocate certain Specified Vehicles by making Reallocation Payments in the event the user-lessee moves to a state that is not a state in which the Vehicle Trust has all licenses necessary to own and lease vehicles or in the event that certain servicing obligations are not complied with.
The Vehicle Trust will receive the proceeds of any repurchase of a Specified Lease or Specified Vehicle or of any Reallocation Payment by the Servicer with respect thereto.  To the extent those proceeds relate to the SUBI Assets, they will be allocated to the 20[_]-[_] SUBI, and will constitute Collections as described below under “Description of the Transaction Documents—Collections,” which will be applied as described below under “Payments on the Notes.”
Asset Representations Review
The Asset Representations Reviewer will perform a review of certain Specified Leases for compliance with certain representations and warranties made by the Servicer about the Specified Leases in the Servicing Agreement (an “Asset Representations Review”) if:
•	a Delinquency Trigger occurs; and
•	the required amount of Noteholders vote to direct an Asset Representations Review.
A “Delinquency Trigger” will occur with respect to a Collection Period if the Aggregate Securitization Value of the Specified Leases that are 60 or more days delinquent as of the last day of such Collection Period, as a percentage of the Aggregate Securitization Value of the Specified Leases as of the last day of such Collection Period, exceeds the Delinquency Trigger Percentage set by the Sponsor as described below.  For these purposes, delinquency will be calculated by reference to active accounts only, which will not include Defaulted Leases, charged-off Specified Leases or Specified Leases in respect of which the related Specified Vehicle has been repossessed.

Upon the occurrence of a Delinquency Trigger, the Servicer will promptly send a notice to the Administrator and the Indenture Trustee which notice will describe the occurrence of the Delinquency Trigger.  Upon receipt of such notice, the Administrator will notify each Noteholder and clearing agency (which notice will be forwarded to the related Beneficial Owners) of the occurrence of a Delinquency Trigger and the rights of the Noteholders and Beneficial Owners regarding an Asset Representations Review (including a description of the method by which Noteholders and Beneficial Owners may contact the Indenture Trustee in order to request a formal Noteholder vote).  The Administrator will also include such descriptions in the Issuing Entity’s Form 10-D filing for the Collection Period in which the Delinquency Trigger occurs.
If Noteholders and Verified Beneficial Owners (as defined below) holding at least 5% of the Note Balance, other than Notes held by the Depositor, the Sponsor, the Servicer (so long as BMW FS or one of its affiliates is the servicer) or any affiliate of such entities, request a formal Noteholder vote by contacting the Indenture Trustee within 90 days after the date on which the Form 10-D describing the occurrence of the Delinquency Trigger was filed, then the Administrator will include in the Issuing Entity’s next Form 10-D filing a statement that sufficient Noteholders and Verified Beneficial Owners are requesting a full vote of Noteholders on whether to commence an Asset Representations Review, so long as the Administrator receives notice of such request at least two Business Days before the filing deadline for that Form 10-D, and if such information is not received by such time, it will be included in the next succeeding Form 10-D to be filed by the Administrator.  If the requesting party is a Noteholder, no further verification of ownership will be required.  If the requesting party is a Beneficial Owner, then the Beneficial Owner must include with its request to the Indenture Trustee a written certification that it is a Beneficial Owner, together with one of the following additional forms of documentation of the requesting party’s status as a Beneficial Owner:
•	a trade confirmation,
•	an account statement,
•	a letter from a broker dealer that is acceptable to the Indenture Trustee or Administrator, as applicable, or
•	any other form of documentation that is acceptable to the Indenture Trustee or the Administrator, as applicable.
Any Beneficial Owner who provides the required certification and documentation is referred to herein as a (“Verified Beneficial Owner”).  While Verified Beneficial Owners may request a formal Noteholder vote without acting through their respective DTC Participants, in a formal Noteholder vote, Beneficial Owners may vote only through their respective DTC Participants.  For more information on the policies and procedures applicable to book-entry Notes, refer to “Description of the Notes—Book-Entry Registration” in this prospectus.
The related Form 10-D filing will specify the means by which Noteholders and Beneficial Owners may make their votes known to the Indenture Trustee and will also specify the voting deadline (not earlier than 150 days from the date of the Form 10-D filing that first reported the occurrence of the Delinquency Trigger) that will be used to calculate whether the requisite amount of Noteholders have cast affirmative votes to direct the Indenture Trustee to notify the Asset Representations Reviewer to commence an Asset Representations Review.  If, by that voting deadline, (i) votes have been cast by Noteholders holding at least 5% of the Note Balance (excluding, for the purpose of each such calculation of the requisite percentage of Noteholders, any Notes held by the Depositor, the Sponsor, the Servicer (so long as BMW FS or one of its affiliates is the servicer) or any affiliate of such entities) and (ii) affirmative votes in favor of an Asset Representations Review have been cast by Noteholders representing at least a majority of the Note Balance held by voting Noteholders, then the Indenture Trustee will be required to send a notice to the Asset Representations Reviewer, the Administrator and the Servicer informing them that the requisite Noteholders have directed the Asset Representations Reviewer to perform a review of all Specified Leases that are 60 days or more delinquent as of the end of the Collection Period immediately preceding the date on which the requisite Noteholders voted to direct an Asset Representations Review (the “ARR Leases”) for the purpose of determining whether such Specified Leases were in compliance with the representations and warranties made by the Servicer about the Specified Leases in the Servicing Agreement.  The Form 10-D filing for the Collection Period in which the Indenture Trustee sent the foregoing notice to the Administrator will specify that the requisite Noteholders have directed an Asset Representations Review, so long as the Administrator receives notice of such request at least two Business Days before the filing deadline for that Form 10-D, and if such information is not received by such time, it will be included in the next succeeding Form 10-D to be filed by the Administrator.
However, if by the voting deadline date set forth in the related Form 10-D, (i) votes were not cast by Noteholders holding at least 5% of the Note Balance (excluding, for the purpose of each such calculation of the requisite percentage of Noteholders, any Notes held by the Depositor, the Sponsor, the Servicer (so long as BMW FS or one of its affiliates is the servicer) or any affiliate of such entities) or (ii) affirmative votes have not been cast by Noteholders representing at least a majority of the Note Balance held by voting Noteholders, then no Asset Representations Review will occur for that occurrence of the Delinquency Trigger.
Within 60 days of the delivery by the Indenture Trustee to the Asset Representations Reviewer, the Administrator and the Servicer of the notice directing the Asset Representations Reviewer to proceed with an Asset Representations Review, the Servicer will give the Asset Representations Reviewer access to the information necessary for it to perform a review of the ARR Leases, as described below.  The Asset Representations Reviewer will be obligated to complete its review within 60 days after receiving access to such information, provided that such deadline will be extended for an additional 30 days in respect of any ARR Lease in respect of which additional information was required by the Asset Representations Reviewer for the purpose of completing the related review. If the Servicer notifies the Asset Representations Reviewer that an ARR Lease has been paid in full by the related User-Lessee or purchased from the Issuing Entity in accordance with the terms of the Transaction Documents, the Asset Representations Reviewer will immediately terminate its review of such ARR Lease.  If any ARR Lease was included in a prior review, the Asset Representations Reviewer will not conduct an additional review of such ARR Lease and will include the previously reported review results for such ARR Lease in the report provided by the Asset Representations Reviewer for the current review, unless the Asset Representations Reviewer has reason to believe that the prior review was conducted in a manner that would not have ascertained the compliance of that ARR Lease with a specific representation or warranty, in which case the Asset Representations Reviewer may conduct additional tests.  The specified review procedures for each ARR Lease and each component of the specified representations and warranties made regarding such ARR Lease will consist of tests designed to determine whether such ARR Lease was or was not in compliance as of the Cutoff Date or the Closing Date, as applicable.  The Asset Representations Reviewer will determine whether each test was passed or failed; however, the specified review procedures will not determine why the User-Lessee is delinquent, the creditworthiness of the User-Lessee (either at the time of review or origination date), or compliance by the Servicer with its servicing obligations in respect of any ARR Lease.  In addition, the Asset Representations Reviewer will not be limited to the specified review procedures set forth in the Asset Representations Review Agreement, and may, in its discretion, perform other tests that it deems reasonable and appropriate in determining whether the ARR Leases were in compliance with the representations and warranties made by the Servicer about the Specified Leases in the Servicing Agreement, but will be under no obligation to do so.
The Servicing Agreement will provide that the Servicer will render reasonable assistance, including granting access to copies of any underlying documents, to the Asset Representations Reviewer to facilitate the performance of a review of all ARR Leases in order to verify compliance with certain representations and warranties made to the Issuing Entity by the Servicer with regard to the Specified Leases.  The Servicer will provide the Asset Representations Reviewer with access to the related ARR Leases and all other relevant documents related to each ARR Lease.  The Servicer may redact these materials to remove any personally identifiable customer information, but will use commercially reasonable efforts not to change the meaning of these materials or their usefulness to the Asset Representations Reviewer in connection with its review.
The Asset Representations Reviewer will report its findings and conclusions to the Issuing Entity, the Servicer, the Administrator and the Indenture Trustee after completion of the Asset Representations Review, but in any event, no later than five days after completion of the Asset Representations Review.  The ultimate determination as to whether the compliance or non-compliance of any representation constitutes a breach of the Servicing Agreement will not be made by the Asset Representations Reviewer, but by the Servicer, as described below. The related Form 10-D filed for the Issuing Entity will include a summary of the Asset Representations Reviewer’s report, so that Noteholders and Beneficial Owners can form their own views of whether they consider any non-compliance of any representation to be a breach of the Servicing Agreement and, if so, what actions they intend to take.  The Form 10-D will also specify the means by which Noteholders and Verified Beneficial Owners may notify the Indenture Trustee and the Servicer in writing that it considers any non-compliance of any representation to be a breach of the Servicing Agreement, or may request in writing that a Specified Lease be reallocated.  If a Noteholder or a Verified Beneficial

Owner notifies the Indenture Trustee in writing that it considers any non-compliance of any representation to be a breach of the Servicing Agreement, or requests in writing that a Specified Lease be reallocated, the Indenture Trustee will forward that written notice to the Servicer.  Subject to the provisions for indemnification and certain limitations contained in the Indenture, the holders of Notes evidencing not less than a majority of the outstanding Note Balance will have the right to direct the Indenture Trustee regarding the time, method and place of exercising of any trust or power conferred on the Indenture Trustee, including the ability to determine and assert to the Servicer, on behalf of all Noteholders, whether it considers that any such non-compliance constitutes a breach and to request the reallocation of the related Specified Lease.
The Servicer will evaluate any report of the Asset Representations Reviewer, and any reallocation request received from the Indenture Trustee, any Noteholder, any Verified Beneficial Owner or the Owner Trustee.  After receiving and reviewing a report of the Asset Representations Reviewer, or any such reallocation request, the Servicer will have the sole ability to determine if there was non-compliance with any representation or warranty made by it that constitutes a breach, and whether to reallocate the related ARR Lease from the Issuing Entity.  None of the Indenture Trustee, the Owner Trustee, the Asset Representations Reviewer, the Depositor, the Sponsor or the Servicer is otherwise obligated to monitor the Specified Leases or otherwise to investigate the accuracy of the representations and warranties with respect to the Specified Leases.  The Transaction Documents require that any breach of the representations and warranties must materially and adversely affect the Issuing Entity’s interests in a Specified Lease before the Servicer would be required to reallocate such Specified Lease. See “—Dispute Resolution for Reallocation Request” below for a description of dispute resolution procedures that may be employed in the event of unresolved reallocation requests.
60+ Day Delinquency Trigger.  The “Delinquency Trigger Percentage” will equal [_]%.  [NOTE: to equal five times the then-current highest historical monthly delinquency percentage, rounded to the nearest 0.05%]  BMW FS developed the Delinquency Trigger Percentage by considering the monthly 60 or more days delinquency rates of the leases in each of its public lease securitization transactions since 20[_].  BMW FS observed the highest monthly delinquency rate from these transactions and applied a multiple of approximately five to that delinquency rate.  This multiple corresponds generally to the multiple of expected cumulative net losses on the pool of Specified Leases that would cause the Class A Notes to realize the first dollar loss.  By aligning this multiple with the maximum level of credit losses that the Class A Notes can withstand without a loss, BMW FS believes the Delinquency Trigger Percentage provides an appropriate early warning threshold at the point when Noteholders may benefit from an Asset Representations Review.
BMW FS believes that the Delinquency Trigger Percentage is appropriate based on:
•	its experience with delinquency in its securitization transactions, and in its portfolio of Leases;
•	its experience setting delinquency triggers in its private securitization programs;
•	its observation that 60 or more days delinquency rates and cumulative losses in its securitization transactions increase over time; and
•	its assessment of the amount of cumulative losses that would result in a greater risk of loss to noteholders of the most junior notes issued in its securitization transactions.
For the prior pools of Leases that were securitized by BMW FS included in Appendix A, the percentage of Leases that have been 60 or more days delinquent have ranged from [_]% to [_]%.
Dispute Resolution for Reallocation Request
The Servicing Agreement provides that if the Owner Trustee or the Indenture Trustee requests (by written notice to the Servicer), or if any Noteholder or Verified Beneficial Owner requests (by written notice to the Indenture Trustee or the Servicer), that a Specified Lease be reallocated due to an alleged breach of a representation or warranty as described above, and the request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of such request by the Servicer (which, if sent by a Noteholder or Verified Beneficial Owner to the Indenture Trustee, will be forwarded by the Indenture Trustee to the Servicer), then the requesting party has the right to refer the matter, at its discretion, to either mediation (including non-binding arbitration) or third-party binding arbitration held in New York, New York, on the terms described below, or to institute a legal proceeding.  Dispute resolution to resolve reallocation requests will be available regardless of whether Noteholders and Verified Beneficial Owners voted to direct an Asset Representations Review or whether the Delinquency Trigger occurred.
The Servicer will direct the Indenture Trustee to, and the Indenture Trustee will, notify the requesting party of the date when the 180-day period ends without resolution by the appropriate party.  The requesting party will be required to provide notice of its choice to mediate, to arbitrate or to institute a legal proceeding to the Servicer within 30 days after the delivery of such notice of the end of the 180-day period.  If it selects binding arbitration, the requesting party will give up its right to sue in court.
JAMS, an organization providing alternative dispute resolution services, will administer any mediation (including non-binding arbitration) pursuant to its mediation procedures in effect at the time of the proceeding. The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience, and will be appointed from a list of neutrals maintained by JAMS.  Upon being supplied a list of at least 10 potential mediators fitting the criteria above by JAMS, each party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference.  JAMS will select the mediator from the remaining attorneys on the list, respecting the preference choices of the parties to the extent possible.  The parties will use commercially reasonable efforts to begin the mediation within 30 days of the selection of the mediator and to conclude the mediation within 60 days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation, and will not be borne by the Issuing Entity.
Any binding arbitration will be administered by the American Arbitration Association (the “AAA”) pursuant to its commercial arbitration rules and mediation procedures in effect at the time of the proceeding. The panel will consist of three members.  One arbitrator will be appointed by the requesting party within five Business Days of its notice to BMW FS selecting arbitration, one arbitrator will be appointed by BMW FS within five Business Days of the requesting party’s appointment, and one arbitrator (who will preside over the panel) will be chosen by the two party-appointed arbitrators within five Business Days of the second appointment.  If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the required time periods, then the appointments will be made by the AAA.  In each such case, each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience.  Each arbitrator will be independent and will abide by the AAA’s code of ethics for arbitrators in commercial disputes in effect at the time of the proceeding.  Before accepting an appointment, each arbitrator must disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule.  Any arbitrator may be removed by the AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.
After consulting with the parties, the panel will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 90 days after appointment.  The arbitral panel will have the authority to schedule, hear, and determine any and all motions in accordance with New York law, and will do so on the motion of any party.  Unless otherwise agreed by the parties, each party to the arbitration will be presumptively limited to four party witness depositions not to exceed five hours, and one set of interrogatories, document requests and requests for admissions, though the panel will have the ability to grant additional discovery based on a determination of good cause after a showing that additional discovery is reasonable and necessary.
The panel will make its final determination no later than 90 days after appointment.  The panel will not have the power to award punitive damages or consequential damages.  The panel will determine and award the costs of the arbitration and reasonable attorneys’ fees to the parties as determined by the panel in its reasonable discretion and no such costs or fees will be borne by the Issuing Entity.  The determination in any binding arbitration will be final and non-appealable and may be enforced in any court of competent jurisdiction.  By selecting binding arbitration, the selecting party will give up the right to sue in court, including the right to a trial by jury.  No person may bring a putative or certified class action to arbitration.

Each party to a mediation or arbitration will agree to keep the information concerning the mediation or arbitration, including the existence and details of the mediation or arbitration proceeding, confidential, subject to any disclosure required by applicable laws.
If JAMS or the AAA no longer exists, or if their rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by BMW FS, using its relevant rules then in effect.  However, if any such rules are inconsistent with the terms of the mediation or arbitration stated in the Servicing Agreement, the Servicing Agreement terms will apply.  Any mediation or arbitration will be held in New York City, but any party may appear by video conference or teleconference.
Notices
Noteholders will be notified in writing by the Indenture Trustee of any Event of Default promptly upon a responsible officer of the Indenture Trustee obtaining actual knowledge of such an event.  The Servicer will notify Noteholders of a Servicer Default.  If Notes are issued other than in book-entry form, those notices will be mailed to the addresses of Noteholders as they appear in the register maintained by the Indenture Trustee prior to mailing.  Those notices will be deemed to have been given on the date of their mailing.
Governing Law
The Indenture and the Notes are governed by and shall be construed in accordance with the laws of the State of New York applicable to agreements made in and to be performed wholly within that jurisdiction.
Definitive Securities
The Certificates will be issued in fully registered, certificated form.  The Notes will be issued in fully registered, certificated form to Noteholders or their respective nominees, rather than to DTC or its nominee, only if:
1.
the Administrator advises the Indenture Trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to those Notes and the Depositor, the Administrator or the Indenture Trustee is unable to locate a qualified successor;

2.	the Administrator, at its option, with the consent of the applicable DTC Participants, advises the Indenture Trustee in writing that it elects to terminate the book-entry system through DTC; or
3.
after the occurrence of an Event of Default with respect to the Notes, holders representing in the aggregate at least a majority of the outstanding principal amount of the Notes of the Controlling Class acting together as a single class, advise the Indenture Trustee through DTC in writing that the continuation of a book-entry system through DTC (or its successor) with respect to those Notes is no longer in the best interests of the holders of those Notes.

Upon the occurrence of any event described in the immediately preceding paragraph, the Indenture Trustee will be required to notify all Beneficial Owners through DTC Participants of the availability of definitive securities.  Upon surrender by DTC of the definitive notes representing the corresponding Notes and receipt of instructions for re-registration, the Indenture Trustee will reissue those Notes as definitive notes to the related holders.
Payments of principal of, and interest on, the definitive securities will thereafter be made by the Indenture Trustee in accordance with the procedures set forth in the Indenture directly to holders of definitive securities in whose names the definitive securities were registered at the close of business on the Record Date specified for those Notes.  Those payments will be made by wire transfer or, if the Indenture Trustee is not provided wire transfer instructions, by check mailed to the address of that holder as it appears on the register maintained by the Indenture Trustee.  The final payment on any definitive security, however, will be made only upon presentation and surrender of that definitive security at the office or agency specified in the notice of final payment to the applicable Noteholders.  The Indenture Trustee will provide notice to the Noteholders not less than 30 days prior to the date on which final payment is expected to occur.

Definitive securities will be transferable and exchangeable at the offices of the Indenture Trustee or of a registrar named in a notice delivered to holders of definitive securities.  No service charge will be imposed for any registration of transfer or exchange, but the Indenture Trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.
Book-Entry Registration
The Notes will be issued in book-entry form.  Each class of Notes offered by this prospectus will be represented by one or more certificates registered in the name of Cede & Co., as nominee of DTC.  Beneficial Owners may hold beneficial interests in Notes through DTC (in the United States) or Clearstream Banking, société anonyme (formerly Cedelbank), which is referred to in this prospectus as “Clearstream, Luxembourg”, directly if they are participants of those systems, or indirectly through organizations which are participants in those systems.
No Beneficial Owner will be entitled to receive a certificate representing that person’s interest in the Notes, except as set forth below.  Unless and until Notes of a class are issued in fully registered certificated form under the limited circumstances described below, all references in this prospectus to actions by Noteholders shall refer to actions taken by DTC upon instructions from DTC Participants, and all references in this prospectus to distributions, notices, reports and statements to Noteholders shall refer to distributions, notices, reports and statements to Cede & Co., as the registered holder of the Notes, for distribution to Noteholders in accordance with DTC procedures.  Therefore, it is anticipated that the only Noteholder will be Cede & Co., as nominee of DTC.  Beneficial Owners will not be recognized by the Indenture Trustee as Noteholders, Certificateholders or Securityholders as those terms will be used in the Transaction Documents, and Beneficial Owners will only be permitted to exercise the rights of holders of Notes of the related class indirectly through DTC and DTC Participants, as further described below.
Clearstream, Luxembourg will hold omnibus positions on behalf of its participants, which are referred to in this prospectus as “Clearstream, Luxembourg Participants”, through customers’ securities accounts in their respective names on the books of their respective depositaries, which are referred to collectively in this prospectus as the “Depositaries,” which in turn will hold those positions in customers’ securities accounts in the Depositaries’ names on the books of DTC.
Transfers between DTC Participants will occur in accordance with DTC rules.  Transfers between Clearstream, Luxembourg Participants will occur in accordance with Clearstream, Luxembourg’s rules and operating procedures.
Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary.  However, each of these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines.  The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.  Clearstream, Luxembourg Participants may not deliver instructions directly to the Depositaries.
Because of time-zone differences, credits of securities received in Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date.  Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg Participant on that business day. Cash received in Clearstream, Luxembourg as a result of sales of securities by or through a Clearstream, Luxembourg Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg cash account only as of the business day following settlement in DTC.
DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act.  DTC was created to hold securities for its participating members (“DTC

Participants”) and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entries, thereby eliminating the need for physical movement of certificates.  DTC Participants include securities brokers and dealers, banks, trust companies and clearing corporations which may include underwriters, agents or dealers with respect to the Notes of any class.  Indirect access to the DTC system also is available to the “Indirect DTC Participants,” either directly or indirectly through relationships with DTC Participants.  The rules applicable to DTC and DTC Participants are on file with the SEC.
Beneficial Owners that are not DTC Participants or Indirect DTC Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the Notes may do so only through DTC Participants and Indirect DTC Participants.  DTC Participants will receive a credit for the securities on DTC’s records.  The ownership interest of each Beneficial Owner will in turn be recorded on the respective records of the DTC Participants and Indirect DTC Participants.  Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the DTC Participant or Indirect DTC Participant through which the Beneficial Owner entered into the transaction.  Transfers of ownership interests in the securities of any class will be accomplished by entries made on the books of DTC Participants acting on behalf of Beneficial Owners.
To facilitate subsequent transfers, all Notes deposited by DTC Participants with DTC will be registered in the name of Cede & Co., as nominee of DTC.  The deposit of the Notes with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership of the Notes by the actual purchasers.  DTC will have no knowledge of the actual Beneficial Owners and its records will reflect only the identity of the DTC Participants to whose accounts those Notes are credited, which may or may not be the Beneficial Owners.  DTC Participants and Indirect DTC Participants will remain responsible for keeping account of their holdings on behalf of their customers.  While the Notes are held in book-entry form, Beneficial Owners will not have access to the list of Beneficial Owners, which may impede the ability of Beneficial Owners to communicate with each other.  However certain communications between Beneficial Owners regarding exercising their rights under the terms of the Transaction Documents will be facilitated by the Administrator by inclusion in Form 10-D. See “Description of the Transaction Documents—Investor Communications.”
Conveyance of notices and other communications by DTC to DTC Participants, by DTC Participants to Indirect DTC Participants and by DTC Participants and Indirect DTC Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.
Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among DTC Participants on whose behalf it acts with respect to the Notes and is required to receive and transmit payments of principal of and interest on the Notes.  DTC Participants and Indirect DTC Participants with which Beneficial Owners have accounts with respect to the Notes similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective Beneficial Owners.
DTC’s practice is to credit DTC Participants’ accounts on each payment date in accordance with their respective holdings shown on its records, unless DTC has reason to believe that it will not receive payment on that payment date.  Payments by DTC Participants and Indirect DTC Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with Notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that DTC Participant and not of DTC, the Indenture Trustee (or any paying agent appointed by the Indenture Trustee), the Depositor or the Servicer, subject to any statutory or regulatory requirements that may be in effect from time to time.  Payment of principal of and interest on each class of Notes to DTC will be the responsibility of the Indenture Trustee (or any paying agent), disbursement of those payments to DTC Participants will be the responsibility of DTC and disbursement of those payments to the related Beneficial Owners will be the responsibility of DTC Participants and Indirect DTC Participants.  DTC will forward those payments to its DTC Participants which thereafter will forward them to Indirect DTC Participants or Beneficial Owners.
Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect DTC Participants and some other banks, a Beneficial Owner may be limited in its ability to pledge the Notes to persons or entities that do not participate in the DTC system, or otherwise take actions with respect to those Notes due to the lack of a physical certificate for those Notes.

DTC has advised the Depositor that it will take any action permitted to be taken by a Noteholder only at the direction of one or more DTC Participants to whose account with DTC the Notes are credited.  Additionally, DTC has advised the Depositor that it will take those actions with respect to specified percentages of the Noteholders’ interest only at the direction of and on behalf of DTC Participants whose holdings include undivided interests that satisfy those specified percentages.  DTC may take conflicting actions with respect to other undivided interests to the extent that those actions are taken on behalf of DTC Participants whose holdings include those undivided interests.
Neither DTC nor Cede & Co. will consent or vote with respect to the Notes.  Under its usual procedures, DTC will mail an “Omnibus Proxy” to the Indenture Trustee as soon as possible after any applicable record date for that consent or vote.  The Omnibus Proxy will assign Cede & Co.’s consenting or voting rights to those DTC Participants to whose accounts the related Notes are credited on that record date (which record date will be identified in a listing attached to the Omnibus Proxy).
Clearstream, Luxembourg, incorporated under the laws of Luxembourg as a professional depository, holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thereby eliminating the need for physical movement of certificates.  Transactions may be settled by Clearstream, Luxembourg in any of 36 currencies, including United States dollars.  Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.  Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depository and custodial relationships.  Clearstream, Luxembourg is registered as a bank in Luxembourg, and is subject to regulation by the Commission de Surveillance du Secteur Financier, “CSSF,” which supervises Luxembourg banks.  Clearstream, Luxembourg’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.  Clearstream, Luxembourg’s U.S. customers are limited to securities brokers and dealers, and banks.  Currently, Clearstream, Luxembourg has approximately 2,000 customers located in over 80 countries, including all major European countries, Canada, and the United States.  Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream, Luxembourg.
Payments with respect to Notes held through Clearstream, Luxembourg will be credited to the cash accounts of Clearstream, Luxembourg Participants in accordance with the relevant system’s rules and procedures, to the extent received by its Depositary.  Those payments will be subject to tax withholding in accordance with relevant United States tax laws and regulations.  We refer you to “Material U.S. Federal Income Tax Considerations” in this prospectus. Clearstream, Luxembourg will take any other action permitted to be taken by a securityholder on behalf of a Clearstream, Luxembourg Participant only in accordance with its relevant rules and procedures and subject to its Depositary’s ability to effect those actions on its behalf through DTC.
Although DTC and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of Notes among DTC Participants and Clearstream Luxembourg Participants, they are under no obligation to perform or continue to perform those procedures and those procedures may be discontinued at any time.
Payments on the Notes
On or before the second Business Day preceding each Payment Date (each of which is referred to as a “Determination Date”), the Servicer will inform the Vehicle Trustee, the Indenture Trustee and the Owner Trustee of, among other things, the amount of (a) Collections, (b) Advances to be made by the Servicer and (c) the Servicing Fee payable to the Servicer, in each case with respect to the calendar month immediately preceding the calendar month (or, in the case of the first Payment Date, [_] months) in which the Payment Date occurs (which is referred to as the “Collection Period”). On or before each Determination Date, the Servicer will also determine the First Priority Principal Distribution Amount, the Regular Principal Distribution Amount, and, based on Available Funds and other amounts available for distribution on the related Payment Date as described below, the amount to be distributed to the Securityholders.
The Indenture Trustee, as paying agent, will make distributions from the SUBI Collection Account to the Note Distribution Account, Certificate Distribution Account, Reserve Fund, the Indenture Trustee, the Owner Trustee

[and][,] the Asset Representations Reviewer [and the Swap Counterparty]. The Indenture Trustee will make distributions to the Noteholders out of amounts on deposit in the Note Distribution Account and the Reserve Fund and the Owner Trustee (or the paying agent, on its behalf) will make distributions to the Certificateholders out of amounts on deposit in the Certificate Distribution Account. The amount to be distributed to the Securityholders will be determined in the manner described below.  For as long as BMW FS is Servicer, amounts owed to the Servicer on any Payment Date will be retained by the Servicer as described under “Description of the Transaction Documents—Net Deposits” in this prospectus.
Determination of Available Funds
The amount of funds available for distribution on a Payment Date will generally equal the sum of Available Funds and the Reserve Fund Draw Amount.
“Available Funds” for a Payment Date and the related Collection Period will equal the sum of the following amounts: (a) Collections, (b) Advances made by the Servicer, (c) in the case of an Optional Purchase, the Optional Purchase Price, [and][,] (d) net investment earnings on amounts on deposit in the SUBI Collection Account [and (e) any amounts received from the Swap Counterparty].
The “Available Funds Shortfall Amount” for a Payment Date and the related Collection Period will equal the amount by which the amount necessary to make the distributions in clauses (a) through (g) under “—Priority of Payments—SUBI Collection Account” below exceeds the Available Funds.
Priority of Payments
SUBI Collection Account.  On each Deposit Date, the Servicer will allocate Available Funds on deposit in the SUBI Collection Account with respect to the related Collection Period as described below and will instruct the Indenture Trustee, to cause the following distributions to be made on the related Payment Date in the following amounts and order of priority:
(a)	first, to the Servicer, the related Payment Date Advance Reimbursement;
(b)	second, to the Servicer, the related Servicing Fee, together with any unpaid Servicing Fees from prior Collection Periods;
(c)
third, to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer, the amount of any unpaid fees, costs, expenses and indemnification amounts due and owing to each such party, pro rata, based on amounts due and owing to each such party, in an aggregate amount not to exceed $[___] in any calendar year;

(d)
fourth, to the Note Distribution Account [and the Swap Counterparty], [pro rata, based on the aggregate outstanding principal amount of the Class A Notes and the amount of any swap termination payment and swap payment due and payable by the Issuing Entity to the Swap Counterparty under this clause (d): (i)] to pay interest due on each class of Class A Notes outstanding on that Payment Date, and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate)[, (ii) to the Swap Counterparty, the amount of any termination payment due to the Swap Counterparty under the Swap Agreement due to a Swap Termination resulting from a payment default by the Issuing Entity or the insolvency of the Issuing Entity; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Class A Noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any Swap Termination payment referred to above remaining unpaid, and (iii) to the Swap Counterparty, the amount of interest at [____]% due to the Swap Counterparty under the Swap Agreement];

(e)
fifth, to the Note Distribution Account, the First Priority Principal Distribution Amount, which will be allocated to pay principal on the Notes in the amounts and order of priority described under “Description of the Notes—Principal” in this prospectus;

(f)
sixth, to the Note Distribution Account, to pay interest due on the Class B Notes outstanding on that Payment Date, and, to the extent permitted under applicable law, interest on any overdue interest at the related interest rate;

(g)
seventh, to the Note Distribution Account, the Second Priority Principal Distribution Amount, which will be allocated to pay principal on the Notes in the amounts and order of priority described under “Description of the Notes—Principal” in this prospectus;

(h)	eighth, to the Reserve Fund, the amount, if any, necessary to cause the amount on deposit in the Reserve Fund to equal the Reserve Fund Requirement;
(i)
ninth, to the Note Distribution Account, the Regular Principal Distribution Amount, which will be allocated to pay principal on the Notes in the amounts and order of priority described under “Description of the Notes—Principal” in this prospectus;

(j)
tenth, [(i)] to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer, the amount of any fees, costs, expenses and indemnification amounts due and owing to each such party and remaining unpaid as a result of the cap set forth in clause (c) above, pro rata, based on amounts due to each such party [and (ii) any termination payments due and owing to the Swap Counterparty not paid in clause (ii) of clause (d) above]; and

(k)	eleventh, to the Certificate Distribution Account, any remaining amounts.
See “Description of the Transaction Documents—Accounts” in this prospectus.
Reserve Fund. On each Payment Date, after taking into account amounts available to be distributed to Securityholders from the SUBI Collection Account, the Servicer will allocate the amounts necessary to pay clauses (a) through (g) under “—Priority of Payments—SUBI Collection Account” above, if any, to the extent of amounts on deposit in the Reserve Fund with respect to the related Collection Period and will instruct the Indenture Trustee to make corresponding deposits and distributions in the order of priority specified in clauses (a) through (g) under “—Priority of Payments—SUBI Collection Account” above.
On each Payment Date, if, after giving effect to the distributions set forth above, the amount on deposit in the Reserve Fund exceeds the Reserve Fund Requirement, any such excess shall be released to the Certificateholder.  See “Description of the Transaction Documents—Accounts” in this prospectus.
In addition, upon an event of default and acceleration of the Notes, all amounts on deposit in the Reserve Fund will be included as part of Available Funds.
The “Payment Date Advance Reimbursement” for a Payment Date will equal the sum of (x) all outstanding Sales Proceeds Advances and Monthly Payment Advances that have been outstanding for at least 90 days as of the end of the related Collection Period, and (y) with respect to Specified Vehicles that have become Residual Value Loss Vehicles during the related Collection Period, an amount equal to the excess, if any, of (1) the related aggregate Sales Proceeds Advances over (2) the sum of the aggregate related Sales Proceeds and the aggregate related Termination Proceeds.
“Residual Value Loss Vehicle” will mean a Specified Vehicle that has been sold and for which (i) the Servicer has made a Sales Proceeds Advance and (ii) the Sales Proceeds Advance exceeds the related Sales Proceeds or Termination Proceeds, as the case may be.
The final distribution to any Noteholder will be made only upon surrender and cancellation of the certificate representing its Notes at an office or agency of the Issuing Entity specified in the notice of termination. Any funds remaining in the Issuing Entity, after the Indenture Trustee has taken certain measures to locate the related Noteholders and those measures have failed, will be distributed to the Depositor.

Amounts properly distributed to any Securityholder or the Servicer will not have to be refunded.
Following the occurrence of an Event of Default under the Indenture that results in an acceleration of the Notes, payments of principal on the Notes will be made to the Noteholders in the order and priority set forth in “Description of the Notes—Events of Default” in this prospectus.
The Certificates
The Certificates are not being offered pursuant to this prospectus and all information presented regarding the Certificates is given to further a better understanding of the Notes.  The Certificates will be issued pursuant to the terms of the Trust Agreement, a form of which has been filed as an exhibit to the registration statement.  A copy of the final form of Trust Agreement will be filed with the SEC at the time of the filing of the final prospectus.  The Certificates will evidence undivided ownership interests in the Issuing Entity.
The Trust Agreement and the Certificates are governed by and shall be construed in accordance with the laws of the State of Delaware applicable to agreements made in and to be performed wholly within that jurisdiction.
Credit Enhancement
The protection afforded to the Noteholders will be effected both by the preferential right of such Noteholders to receive, to the extent described in this prospectus, current distributions, the subordination of the Certificateholder’s right to receive distributions, excess cashflow, overcollateralization and the establishment of the Reserve Fund [and, in the case of the Class A Notes, the subordination of the Class B Notes].  The available credit enhancement is limited.  Losses on the Specified Leases and residual losses on the related Specified Vehicles in excess of available credit enhancement will not result in a writedown of the principal amounts of the Notes.  Instead, if credit losses on the Specified Leases and residual losses on the related Specified Vehicles exceed the amount of available credit enhancement, the amount available to make payments on the Notes will be reduced to the extent such losses result in shortfalls.  If the available credit enhancement is exhausted by losses on the Specified Leases and related Specified Vehicles, there may be insufficient funds to pay in full the accrued interest and principal amounts of the Notes and Notes having a later Final Scheduled Payment Date generally will bear a greater risk of loss than Notes having an earlier Final Scheduled Payment Date.  See “Risk Factors—Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction—Because the issuing entity has limited assets, there is only limited protection against potential losses” and “—Payment priorities increase risk of loss or delay in payment to certain notes.”
Overcollateralization
Overcollateralization represents the amount by which the Aggregate Securitization Value of the Specified Leases exceeds the outstanding principal amount of the Notes.  Overcollateralization will be available to absorb losses on the Specified Leases that are not otherwise covered by excess cashflow, if any.  The Aggregate Securitization Value of the Specified Leases as of the Cutoff Date is expected to exceed the initial aggregate principal amount of the Notes by approximately [_]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date.  The “Overcollateralization Target Amount” [with respect to each Payment Date] is equal to [(i) with respect to each Payment Date on or prior to the date on which the outstanding principal amount of the Class A-2 Notes is paid in full,] [_]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date [and (ii) with respect to each Payment Date after the date on which the outstanding principal amount of the Class A-2 Notes is paid in full, [_]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date].  Payment of the Regular Principal Distribution Amount results in the application of all remaining funds, including any excess cashflow, to achieve and maintain overcollateralization at the Overcollateralization Target Amount.  This application will result in the payment of more principal on the Notes so long as these amounts are available for this purpose.  As the principal amounts of the Notes are reduced faster than the reduction in the Aggregate Securitization Value of the Specified Leases, credit enhancement in the form of additional overcollateralization is created.

Reserve Fund
On or before the Closing Date, the Issuing Entity will establish (or will cause the Indenture Trustee to establish) with [____], as securities intermediary (which is referred to in this prospectus as the “Securities

Intermediary”), and on and after the Closing Date, the Indenture Trustee will maintain, a segregated account in the name of the Indenture Trustee for the benefit of the Noteholders (the “Reserve Fund”).  The Reserve Fund will be established to provide additional security for payments on the Notes. On each Payment Date, amounts on deposit in the Reserve Fund, together with Available Funds, will be available to make the distributions described under “Payments on the Notes—Priority of Payments—Reserve Fund” in this prospectus.
The Reserve Fund initially will be funded by the Depositor with a deposit of an amount equal to at least [_]% of the Aggregate Securitization Value of the Specified Leases as of the Cutoff Date (the “Initial Deposit”).  On each Payment Date, monies on deposit in the Reserve Fund will be supplemented by the deposit of:
•	payments, to the extent necessary to cause the amount therein to equal the Reserve Fund Requirement, as described under “Payments on the Notes—Priority of Payments” in this prospectus; and
•	income received on the investment of funds on deposit in the Reserve Fund.
On each Payment Date, a withdrawal will be made from the Reserve Fund in an amount (the “Reserve Fund Draw Amount”) equal to the lesser of (a) the Available Funds Shortfall Amount, calculated as described above under “Payments on the Notes—Determination of Available Funds” for that Payment Date, and (b) the amount on deposit in the Reserve Fund after giving effect to all deposits thereto on the Deposit Date or that Payment Date.
On any Payment Date on which the amount on deposit in the Reserve Fund, after giving effect to all withdrawals therefrom and deposits thereto in respect of that Payment Date, exceeds the Reserve Fund Requirement, any such excess will be released to the Certificateholder.
On any Payment Date, the “Reserve Fund Requirement” will equal:
•	an amount equal to the Initial Deposit, or
•	on any Payment Date occurring on or after the date on which the Note Balance has been reduced to zero, zero.
Excess Cashflow
The Securitization Rate, which is used to calculate the Aggregate Securitization Value of the Specified Leases, is expected to be greater than the sum of the weighted average of the interest rates payable on the Notes, the aggregate rate payable to the Servicer in respect of servicing compensation and reimbursement, and the aggregate rate payable to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer in respect of annual fees.  The amount of monthly collections corresponding to the difference between these rates will serve as additional credit enhancement.
Subordination of Principal and Interest
The subordination of the Class B Notes to the Class A Notes, as described above under “—Priority of Payments” is intended to provide credit enhancement to the Class A Notes.  Payments of principal will not be made on the Class B Notes until the principal on the Class A Notes has been paid in full.  Payments of interest will not be made on the Class B Notes on a Payment Date until accrued and unpaid interest on the Class A Notes and the First Priority Principal Distribution Amount has been paid.  Also, if payment of the Notes has been accelerated after an Event of Default, then no payments of interest or principal will be made on the Class B Notes until the Class A Notes have been paid in full.  While any Class A Notes are outstanding, the failure to pay interest on the Class B Notes will not be an Event of Default.  When the Class A Notes are no longer outstanding, an Event of Default will occur if the full amount of interest due on the Class B Notes is not paid within five Business Days after the related Payment Date.

[Cash Deposits]
[The Depositor may fund accounts or may otherwise provide cash deposits to provide additional funds that may be applied to make payments on the securities issued by the Issuing Entity.]
Maturity, Prepayment and Yield Considerations
For more detailed information regarding maturity and prepayment considerations with respect to the Notes, see “Weighted Average Lives of the Notes” and “Risk Factors—Risks Primarily Related to the Nature of the Notes and the Structure of the Transaction—The timing of principal payments is uncertain, and prepayments or reallocations of specified leases and specified vehicles, and the servicer’s optional purchase of the SUBI Certificate may cause prepayments on the notes, resulting in reinvestment risk to you” in this prospectus.  Except upon the occurrence of an Event of Default that results in an acceleration of the Notes, no principal payments will be made on the Class A-2a Notes and the Class A-2b Notes until the Class A-1 Notes have been paid in full, no principal payments will be made on the Class A‑3 Notes until the Class A-2a Notes and the Class A-2b Notes have been paid in full, no principal payments will be made on the Class A-4 Notes until the Class A-3 Notes have been paid in full and no principal payments will be made on the Class B Notes until the Class A-4 Notes have been paid in full.  We refer you to “Payments on the Notes” in this prospectus.  However, following an Event of Default and an acceleration of the Notes, principal payments will be made first to the Class A-1 Notes until they have been paid in full.  After the Class A-1 Notes have been paid in full, principal payments will be made to the Class A-2a Notes, the Class A-2b Notes, the Class A-3 Notes and the Class A-4 Notes, on a pro rata basis, based on the outstanding principal amounts of those classes of Notes, until such classes have been paid in full.  After the Class A Notes have been paid in full, principal payments will be made to the Class B Notes until they have been paid in full.  We refer you to “Description of the Notes—Events of Default” in this prospectus and “Description of the Transaction Documents—The Indenture—Events of Default; Rights Upon an Event of Default” in this prospectus for a more detailed description of events of default.
The proceeds of any liquidation of the assets of the Issuing Entity may be insufficient to pay in full all accrued interest on and principal of each outstanding class of Notes.
In addition, because the rate of payment of principal of each class of Notes depends primarily on the rate of payment (including prepayments) on the Specified Leases, final payment of any class of Notes could occur significantly earlier than their respective Final Scheduled Payment Dates.  Noteholders will bear the risk of being able to reinvest principal payments on the Notes at yields at least equal to the yield on their respective classes of Notes.  Higher rates of prepayments on the Specified Leases with Lease Rates higher than the discount rates used to calculate the related Securitization Values will decrease the amount available to cover delinquencies and defaults on the Specified Leases.  No prediction can be made as to the rate of prepayments on the Specified Leases in either stable or changing interest rate environments.
[The timing of changes in [the SOFR Rate] may affect the actual yields on the Notes even if the aggregate rate of [the SOFR Rate] is consistent with your expectations. Prospective investors must make an independent decision as to the appropriate [SOFR Rate] assumptions to be used in deciding whether to purchase a Note.]
Weighted Average Lives of the Notes
The following information is provided solely to illustrate the effect of prepayments of the Specified Leases on the unpaid principal amounts of the Notes and the weighted average life of the Notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the Specified Leases.
Prepayments on motor vehicle leases may be measured by a prepayment standard or model. The prepayment model used in this prospectus is based on a prepayment assumption (the “Prepayment Assumption”) expressed in terms of percentages of the Absolute Prepayment Model (“ABS”).  ABS refers to a prepayment model that assumes a constant percentage of the original number of leases in a pool prepay each month. However, as used in this prospectus, a 100% Prepayment Assumption assumes that, based on the assumptions below, the Initial Lease Balance of a lease will prepay as follows:

(1)	[_]% ABS in month one, increasing by [_]% (precisely [_]%/[_]) ABS in each subsequent month until reaching [_]% ABS in the 16th month of the life of the lease;
(2)	[_]% ABS in month 16, increasing by [_]% (precisely [_]%/[_]) ABS in each subsequent month until reaching [_]% ABS in the 31st month of the life of the lease;
(3)	[_]% ABS in month 31, increasing by [_]% (precisely [_]%/[_]) ABS in each subsequent month until reaching [_]% ABS in the 36th month of the life of the lease;
(4)	[_]% ABS in months 36 and 37, decreasing to [_]% in months 38 and 39; and
(5)	[_]% ABS in month 40 and remain at that level until the Initial Lease Balance of the lease has been paid in full.
Neither ABS nor the Prepayment Assumption purports to be a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of leases, including the Specified Leases. There can be no assurance that the Specified Leases will prepay at the indicated levels of the Prepayment Assumption or at any other rate.
The tables below were prepared on the basis of certain assumptions regarding the Specified Leases and related Specified Vehicles, including that:
•	[the Specified Leases and Specified Vehicles have the characteristics set forth in this prospectus;
•	all Monthly Payments are made in accordance with the [applicable] cashflow schedule set forth in Appendix B to this prospectus;
•
the ALG Residual Value for each Specified Vehicle is received on the maturity date of the related Specified Lease in accordance with the [applicable] cashflow schedule set forth in Appendix B to this prospectus;

•	all Monthly Payments are timely received and no Specified Lease is ever delinquent;
•
the interest rate on the Class A-1 Notes is [_]% based on an actual/360 day count, on the Class A‑2a Notes is [_]% based on a 30/360 day count, on the Class A-2b Notes is [_]% based on an actual/360 day count, on the Class A-3 Notes is [_]% based on a 30/360 day count, on the Class A-4 Notes is [_]% based on a 30/360 day count, and on the Class B Notes is [_]% based on a 30/360 day count;

•
[if (i) the aggregate initial principal amount of the Notes is $[___], the initial principal amount of the Class A-1 Notes is $[___], [of the Class A-2 Notes is $[___],] of the Class A-3 Notes is $[___], of the Class A-4 Notes is $[___] and of the Class B Notes is $[___], and (ii) the aggregate initial principal amount of the Notes is $[___],] the initial principal amounts of the Class A-1 Notes is $[___], [of the Class A-2 Notes is $[___],] of the Class A-3 Notes is $[___], of the Class A-4 Notes is $[___] and of the Class B Notes is $[___];]

•
[if (i) the aggregate initial principal amount of the Notes is $[___],] the initial principal amount of the Class A-2 Notes is allocated to the Class A-2a Notes in the amount of $[_] and to the Class A-2b Notes in the amount of $[_]] and (ii) the aggregate initial principal amount of the Notes is $[___],] the initial principal amount of the Class A-2 Notes is allocated to the Class A-2a Notes in the amount of $[_] and to the Class A-2b Notes in the amount of $[_]];

•	no Reallocation Payment is made in respect of any Specified Lease;
•	there are no losses in respect of the Specified Leases;
•	distributions of principal of and interest on the Notes are made on the [_] day of each month, whether or not the day is a Business Day;

•
the Servicing Fee is [_]% per annum of the outstanding Aggregate Securitization Value as of the first day of the related Collection Period[; provided that, in the case of the first Payment Date, the Servicing Fee will be an amount equal to the sum of (a) the product of 1/12 and [_]% of the Aggregate Securitization Value as of the Cutoff Date and (b) the product of 1/12 and [_]% of the Aggregate Securitization Value as of the close of business on [___], 20[_]];

•
the aggregate amount of fees, costs, expenses and indemnification amounts payable to the Indenture Trustee, Owner Trustee and the Asset Representations Reviewer on each Payment Date is equal to $[_], commencing in [___] 20[_];

•	the Reserve Fund is funded with an amount equal to the Initial Deposit and no income is earned;
•	[no payments are received from or paid under the Swap Agreement;]
•	all prepayments are prepayments in full; and
•	the Closing Date is [___], 20[_]].
No representation is made as to what the actual levels of losses and delinquencies on the Specified Leases will be. Because payments on the Specified Leases will differ from those used in preparing the following tables, distributions of principal of the Notes may be made earlier or later than as set forth in the tables. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.
The following tables set forth the percentages of the unpaid principal amount of the Notes that would be outstanding after each of the dates shown, based on a prepayment rate equal to [_]%, [_]%, [_]%, [_]%, [_]% and [_]% of the Prepayment Assumption.  As used in the tables, “[_]% Prepayment Assumption” assumes no prepayments on a Specified Lease, “[_]% Prepayment Assumption” assumes that a Specified Lease will prepay at [_]% of the Prepayment Assumption, and so forth.

Percentage of Class A-1 Note Balance Outstanding(1)
[(if the aggregate initial principal amount of the Notes is $[___])]
Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average life of the Class A-1 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-1 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

[Percentage of Class A-1 Note Balance Outstanding(1)
(if the aggregate initial principal amount of the Notes is $[___])
Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average life of the Class A-1 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-1 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.]

Percentage of Class A-2a and Class A-2b Note Balances Outstanding(1)
[(if the aggregate initial principal amount of the Notes is $[___])]

Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average lives of the Class A-2a Notes and Class A-2b Notes are determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-2a Notes and Class A-2b Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

[Percentage of Class A-2a and Class A-2b Note Balances Outstanding(1)
(if the aggregate initial principal amount of the Notes is $[___])

Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average lives of the Class A-2a Notes and Class A-2b Notes are determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-2a Notes and Class A-2b Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.]

Percentage of Class A-3 Note Balance Outstanding(1)
[(if the aggregate initial principal amount of the Notes is $[___])]

Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average life of the Class A-3 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-3 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

[Percentage of Class A-3 Note Balance Outstanding(1)
(if the aggregate initial principal amount of the Notes is $[___])

Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average life of the Class A-3 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-3 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.]

Percentage of Class A-4 Note Balance Outstanding(1)
[(if the aggregate initial principal amount of the Notes is $[___])]

Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average life of the Class A-4 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-4 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

[Percentage of Class A-4 Note Balance Outstanding(1)
(if the aggregate initial principal amount of the Notes is $[___])

Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average life of the Class A-4 Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class A-4 Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.]

Percentage of Class B Note Balance Outstanding(1)
[(if the aggregate initial principal amount of the Notes is $[___])]

Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average life of the Class B Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class B Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.

[Percentage of Class B Note Balance Outstanding(1)
(if the aggregate initial principal amount of the Notes is $[___])

Payment Date	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%
Closing Date
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]

Weighted Average Life to Maturity (years)(2)
Weighted Average Life to Call (years)(2)(3)
_________________________
(1)	Percentages assume that no Optional Purchase occurs.
(2)
The weighted average life of the Class B Notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the Closing Date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

(3)
The weighted average life to call assumes that an Optional Purchase occurs (i) at the earliest possible opportunity and is exercised on such Payment Date and (ii) before giving effect to any payment of principal required to be made on that Payment Date.

In calculating the Expected Final Payment Date shown on the cover to this prospectus, a 100% Prepayment Assumption was utilized.  The actual Payment Date on which the Class B Notes are paid in full may be before or after this date depending on the actual payment experience of the Specified Leases.]

Note Factors
The “Note Factor” for each class of Notes will be a two-digit decimal that the Servicer will compute for each Payment Date, which will represent the remaining outstanding principal amount of that class of Notes as of that Payment Date, after giving effect to payments made on the Payment Date, expressed as a fraction of the initial outstanding principal amount of that class of Notes. The Note Factor for each class of Notes will initially be 1.00, and will thereafter decline to reflect reductions in the unpaid principal amount of that class of Notes.  A Noteholder’s portion of the principal amount of a particular class of Notes will be the product of (a) the original denomination of that class of Notes and (b) the applicable Note Factor.
Use of Proceeds
The Issuing Entity will use the net proceeds from the sale of the Notes to acquire the SUBI Certificate from the Depositor pursuant to the Issuer SUBI Certificate Transfer Agreement.  The net proceeds to be received by the Depositor from the transfer of the SUBI Certificate to the Issuing Entity will be used by the Depositor to acquire the SUBI Certificate from BMW LP and to make the required deposit to the Reserve Fund.
Where You Can Find More Information About Your Notes
The Issuing Entity—Unless Definitive Notes are issued under the limited circumstances described in this prospectus, the sole Noteholder of record will be Cede & Co.  The Indenture Trustee will provide to Noteholders of record unaudited monthly and annual reports concerning the related Specified Leases and Specified Vehicles and other specified matters. We refer you to “Description of the Transaction Documents—Statements to Noteholders” and “—Evidence as to Compliance” in this prospectus.  Copies of these reports may be obtained at no charge at the offices or the website specified in this prospectus.
The Depositor—BMW Auto Leasing LLC, as Depositor, has filed with the SEC a registration statement on Form SF-3 under the Securities Act of 1933, as amended (the “Securities Act”) of which this prospectus forms a part.  The registration statement and all reports filed by the Depositor will be available for website viewing and printing in the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m.  You may obtain information on the operation of the SEC’s public reference rooms by calling the SEC at (800) SEC-0330.  The SEC also maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements and other information regarding issuers that file electronically with the SEC using the SEC’s Electronic Data Gathering Analysis and Retrieval system (commonly known as EDGAR).  The registration statement and all reports filed by the Depositor may be found on EDGAR filed under the registration number 333-[___], and all reports filed by the Issuing Entity will be found on EDGAR filed under registration number 333-[___]-[_].  Copies of the operative agreements relating to the Notes will also be filed with the SEC on EDGAR under the registration number of the Depositor or the Issuing Entity shown above.
The Depositor on behalf of the Issuing Entity will file the reports required under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.  These reports include (but are not limited to):
•	Reports on Form 8-K (Current Report), including as exhibits thereto the Transaction Documents;
•
Reports on Form 8-K (Current Report), following the occurrence of events specified in Form 8-K requiring disclosure, which are required to be filed within the time-frame specified in Form 8-K related to the type of event;

•
Reports on Form 10-D (Asset-Backed Issuer Distribution Report), containing the distribution and pool performance, asset representations review and investor communication information required on Form 10-D, which are required to be filed 15 days following the related Payment Date;

•
Reports on Form ABS-EE (Submission of Electronic Exhibits for Asset-Backed Securities), including as exhibits thereto monthly asset-level data for the related Collection Period and the Specified Leases, which exhibits will be incorporated by reference into the related Form 10-D; and

•
Report on Form 10-K (Annual Report), containing the items specified in Form 10-K with respect to a fiscal year, and the items required pursuant to Items 1122 and 1123 of Regulation AB of the Securities Act. [If applicable, a summary of all instances of material non-compliance disclosed by the Servicer under items 1122 and 1123, if any, steps taken to remedy such material non-compliance and the status of such remedial steps will be included].

Unless specifically stated in any report filed by or on behalf of the Issuing Entity with the SEC, the reports and any information included in such report will neither be examined nor reported on by an independent public accountant.
The distribution and pool performance reports filed on Form 10-D will be forwarded to each Noteholder as specified in “Description of the Transaction Documents—Statements to Noteholders” in this prospectus.  For the time period that the Issuing Entity is required to report under the Exchange Act, the Depositor, on behalf of the Issuing Entity, will file the Issuing Entity’s annual reports on Form 10-K, distribution reports on Form 10-D, any current reports on Form 8-K, and amendments to those reports with the SEC.  Such reports will be available on the SEC’s website which is located at www.sec.gov as soon as reasonably practicable after such reports are filed with the SEC.
Description of the Transaction Documents
The following summary of the Transaction Documents describes the material terms of the Transaction Documents.  The description of the terms of the Transaction Documents in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Transaction Documents.  Forms of the Transaction Documents have been filed as exhibits to the registration statement.  Copies of the final Transaction Documents will be filed as current reports on Form 8-K with the SEC.  We refer you to “Where You Can Find More Information About Your Notes—The Depositor” in this prospectus for additional information regarding reports required to be filed by the Depositor.
Transfer, Assignment and Pledge of the SUBI Certificate
On or prior to the Closing Date, the UTI Beneficiary will direct the Vehicle Trust to create the 20[_]-[_] SUBI in connection with the Specified Leases and Specified Vehicles.  Pursuant to the terms of the SUBI Certificate Transfer Agreement, the UTI Beneficiary will sell, transfer and assign its interest in the 20[_]-[_] SUBI to the Depositor. On the Closing Date, the Depositor will in turn transfer and assign the SUBI Certificate to the Issuing Entity pursuant to the Issuer SUBI Certificate Transfer Agreement.  The Issuing Entity will pledge its interest in the SUBI Certificate to the Indenture Trustee as security for the Noteholders.  See “The 20[_]-[_] SUBI—Transfers of the SUBI Certificate” in this prospectus.  The net proceeds received from the sale of the Notes will be applied to make the required initial deposit into the Reserve Fund and to purchase the SUBI Certificate from the UTI Beneficiary.
Representations and Warranties
The UTI Beneficiary, pursuant to the SUBI Certificate Transfer Agreement, and the Depositor, pursuant to the Issuer SUBI Certificate Transfer Agreement, will represent and warrant, among other things, that:
1.	Immediately prior to the transfer of the SUBI Certificate, such party was the true and lawful owner of such SUBI Certificate;
2.	Such party had the legal right to transfer the SUBI Certificate; and
3.	Such party had good and valid title to the SUBI Certificate.
Upon the discovery by the UTI Beneficiary, the Depositor or the Issuing Entity of a breach of these representation and warranties, the party discovering such breach shall give prompt written notice to the other parties.

Accounts
On or prior to the Closing Date, the Issuing Entity will establish with the Securities Intermediary and on and after the Closing Date, the Indenture Trustee will maintain a segregated account in the name of the Issuing Entity for the benefit of the holders of interests in the 20[_]-[_] SUBI, into which collections on or in respect of the Specified Leases and the Specified Vehicles will generally be deposited (the “SUBI Collection Account”) together with income received on the investment of funds on deposit in the SUBI Collection Account.  The SUBI Collection Account initially shall be established with [___].  Pending deposit into the SUBI Collection Account, SUBI collections for the Issuing Entity may be employed by the Servicer at its own risk and for its own benefit and shall not be segregated from its own funds.
Amounts held in the SUBI Collection Account shall be invested by the Indenture Trustee, at the written direction of the Servicer, in Permitted Investments.  On each Deposit Date, all net income or other gain from the investment of funds on deposit in the SUBI Collection Account in respect of the related Collection Period will be deposited in the SUBI Collection Account.
“Permitted Investments” means, at any time, any one or more of the following instruments, obligations and securities, generally having original or remaining maturities of 30 days or less, but in no event occurring later than the Payment Date next occurring after the Indenture Trustee acquires the investments, which evidence:
(a)	direct obligations of, and obligations fully guaranteed as to the full and timely payment by, the United States of America;
(b)
demand deposits, time deposits or certificates of deposit of any depository institution, including the Indenture Trustee acting in its commercial capacity or any affiliate of the Indenture Trustee, or trust company incorporated under the laws of the United States of America or any state thereof (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities; provided, however, that at the time of the investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a person other than such depository institution or trust company) thereof shall have a short-term deposit or issuer rating acceptable to the Rating Agencies;

(c)
repurchase obligations held by the Vehicle Trustee with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in clause (b) above;

(d)
securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States or any state thereof, including the Indenture Trustee acting in its commercial capacity or any affiliate of the Indenture Trustee, so long as at the time of such investment or contractual commitment providing for such investment either (i) the long-term, unsecured debt of such corporation has a rating acceptable to the Rating Agencies or (ii) the commercial paper or other short-term debt of such corporation has a rating acceptable to the Rating Agencies;

(e)
investments of proceeds maintained in sweep accounts, short-term asset management accounts and the like utilized for the commingled investment, on an overnight basis, of residual balances in investment accounts maintained at the Vehicle Trustee or any affiliate thereof; and

(f)
any other money market, common trust fund or obligation, or interest bearing or other security or investment (including those managed or advised by the Indenture Trustee or any affiliate thereof) which has a rating acceptable to the Rating Agencies.  Such investments in this subsection (f) may include money market mutual funds or common trust funds, including any fund for which [___], in its capacity other than as the Indenture Trustee, or an affiliate thereof serves as an investment advisor, administrator, shareholder, servicing agent, and/or custodian or subcustodian, notwithstanding that (x) [___], the Indenture Trustee or any affiliate thereof charges and collects fees and expenses from such funds for services rendered, (y) [___], the Indenture Trustee or any affiliate thereof charges and collects fees and expenses for services rendered pursuant to the Indenture, and (z) services performed by the Indenture Trustee for such funds and pursuant to the Indenture may converge at any time. [___] or an affiliate thereof is authorized under the Indenture to charge and collect from the Indenture Trustee such fees as are collected from all investors in such funds for such services rendered to such funds (but not to exceed investment earnings thereon).
Each of the foregoing criteria may be amended, modified or deleted and additional criteria may be added to this definition by the Depositor if the Rating Agency Condition has been satisfied with respect thereto.
On or prior to the Closing Date, the Issuing Entity will establish with the Securities Intermediary, and on and after the Closing Date, the Indenture Trustee will maintain, a segregated account in the name of the Indenture Trustee on behalf of the Noteholders, into which amounts released from the SUBI Collection Account and, when necessary, from the Reserve Fund, for distribution to the Noteholders will be deposited and from which all distributions to the Noteholders will be made (the “Note Distribution Account”).  On or prior to the Closing Date, the Owner Trustee will establish (or will cause the Indenture Trustee to establish) a segregated account in its name on behalf of the Certificateholders, into which amounts released from the SUBI Collection Account for distribution to the Certificateholders will be deposited and from which all distributions to the Certificateholders will be made (the “Certificate Distribution Account”).
Each of the SUBI Collection Account, the Note Distribution Account, the Certificate Distribution Account and the Reserve Fund will be a segregated account maintained at an Eligible Institution.  “Eligible Institution” means (a) a bank or depository institution organized under the laws of the United States or any state thereof or any United States branch or agency of a foreign bank or depository institution that (i) is subject to supervision and examination by federal or state banking authorities, (ii) has (x) a short-term deposit rating acceptable to the Rating Agencies and (y) a short-term deposit rating or issuer rating acceptable to the Rating Agencies, (iii) if the institution holds the related account other than as a segregated account and the deposits are to be held in the accounts for more than 30 days, has a long-term unsecured debt rating or issuer rating acceptable to the Rating Agencies and (iv) if the institution is organized under the laws of the United States, whose deposits are insured by the Federal Deposit Insurance Corporation, or (b) the corporate trust department of any bank or depository institution organized under the laws of the United States or any state thereof or any United States branch or agency of a foreign bank or depository institution that is subject to supervision and examination by federal or state banking authorities that (i) is authorized under those laws to act as a trustee or in any other fiduciary capacity and (ii) has a long-term deposit rating or issuer rating acceptable to the Rating Agencies.
If the institution maintaining the SUBI Collection Account, the Note Distribution Account or the Reserve Fund ceases to be an Eligible Institution, the Indenture Trustee will, with the assistance of the Servicer, as applicable, cause each such account to be moved to an Eligible Institution within forty-five days (or such longer period in respect of which the Rating Agency Condition has been satisfied) following (i) receipt by the Indenture Trustee of written notice of such occurrence or (ii) a responsible officer of the Indenture Trustee having actual knowledge of such occurrence.
On the Payment Date on which all Notes have been paid in full and following payment of any remaining obligations of the Issuing Entity under the Transaction Documents, any amounts remaining on deposit in the accounts, after giving effect to all withdrawals therefrom and deposits thereto in respect of that Payment Date, will be released to the Certificateholder.
Except to the extent, if at all, covered under the annual accountants’ attestation report described under “—Evidence as to Compliance” in this prospectus, there will not be any independent verification of the accounts or the activity in those accounts.

Collections
The Transaction Documents generally require that the Servicer deposit all Collections received into the SUBI Collection Account not later than two Business Days after receipt. However, pursuant to the terms of the Servicing Agreement, for so long as certain conditions established by the Rating Agencies have been satisfied, or alternative arrangements satisfactory to the Rating Agencies have been made, the Servicer may retain such amounts received during a Collection Period until the related Deposit Date.  As of the date of this prospectus, the conditions that would permit the Servicer to retain Collections until the related Deposit Date are satisfied.
“Collections” with respect to any Collection Period will include all net collections collected or received in respect of the SUBI Assets during the Collection Period that are allocable to the Securities, including:
•	Monthly Payments made by User-Lessees, net of Daily Advance Reimbursements;
•	Reallocation Payments made by the Servicer;
•	Sales Proceeds;
•	Termination Proceeds;
•	Recovery Proceeds;
•	pull-ahead amounts, as described under “BMW FS’ Lease Financing Program—Extensions and Pull-Ahead Program” in this prospectus; and
•	the price paid by the Servicer for certain Specified Leases and Specified Vehicles on or after the Maturity Dates of such Specified Vehicles.
Pending deposit into the SUBI Collection Account, Collections may be used by the Servicer at its own risk and for its own benefit and will not be segregated from its own funds.
Advances
On or before each Deposit Date, the Servicer will be obligated to make, by deposit into the SUBI Collection Account, a Monthly Payment Advance in respect of the unpaid Monthly Payments of certain Specified Leases and may, at its option, by deposit into the SUBI Collection Account, make a Sales Proceeds Advance equal to the Securitization Value of Specified Leases relating to certain Specified Vehicles for which the Specified Lease has terminated and the related Specified Vehicle was not sold.  An “Advance” refers to either a Monthly Payment Advance or a Sales Proceeds Advance.  The Servicer will be required to make an Advance only to the extent that it determines that such Advance will be recoverable from future payments on or in respect of the related Specified Lease or Specified Vehicle.  In making Advances, the Servicer will assist in maintaining a regular flow of scheduled payments on the Specified Leases and, accordingly, in respect of the Notes, rather than guarantee or insure against losses.  Accordingly, all Advances will be reimbursable to the Servicer, without interest.
A “Monthly Payment Advance” means an amount advanced by the Servicer to the Issuing Entity due to the failure of a User-Lessee to make a Monthly Payment.  The Servicer will offset, on an ongoing basis, from amounts collected or received in respect of the SUBI Assets, an amount to repay Monthly Payment Advances where a Monthly Payment Advance amount has been recovered in a subsequent payment made by the related User-Lessee of the Monthly Payment due (the “Daily Advance Reimbursement”), or if a Monthly Payment Advance has been outstanding for at least 90 days as of the end of a Collection Period, it will be reimbursed on the related Payment Date as part of the Payment Date Advance Reimbursement.
A “Sales Proceeds Advance” means an advance made by the Servicer, at its option, to the Issuing Entity, of an amount equal to the Securitization Value of a Specified Lease if, during a Collection Period, the Servicer has not sold a Specified Vehicle for which the Specified Lease terminated during that Collection Period.  After the Servicer makes a Sales Proceeds Advance for a Specified Vehicle, the Issuing Entity will have no claim against or interest in that Specified Vehicle or any Sales Proceeds or Termination Proceeds, as the case may be, resulting from its sale or other disposition except for any Sales Proceeds or Termination Proceeds, as the case may be, in excess of the Securitization Value. If the Servicer sells or otherwise disposes of a Specified Vehicle after making a Sales Proceeds Advance, the Issuing Entity will retain the related Sales Proceeds Advance, and the Servicer will retain the Sales Proceeds or Termination Proceeds, as the case may be, up to the Securitization Value of the related Specified Lease, and will deposit any Sales Proceeds or Termination Proceeds, as the case may be, in excess of the Securitization Value into the SUBI Collection Account. In the event that the Sales Proceeds and Termination Proceeds in respect of a Specified Vehicle are less than the related Sales Proceeds Advance, the Servicer will be reimbursed the difference as part of the related Payment Date Advance Reimbursement.
If the Servicer has not sold a Specified Vehicle within 90 days after it has made a Sales Proceeds Advance, it will be reimbursed for that Sales Proceeds Advance as part of the Payment Date Advance Reimbursement.  Within six months of receiving that reimbursement, if the related Specified Vehicle has not been sold, the Servicer shall, if permitted by applicable law, cause that Specified Vehicle to be sold at auction and shall remit the proceeds associated with the disposition of that Specified Vehicle to the SUBI Collection Account.
Servicing Compensation
The Servicer will be entitled to compensation for the performance of its servicing and administrative obligations with respect to the SUBI Assets under the Servicing Agreement. The Servicer will be entitled to receive a fee equal to [_]% per annum of the outstanding Aggregate Securitization Value as of the first day of the Collection Period[; provided that, in the case of the first Payment Date, the Servicing Fee will be an amount equal to the sum of (a) the product of 1/12 and [_]% of the Aggregate Securitization Value as of the Cutoff Date and (b) the product of 1/12 and [_]% of the Aggregate Securitization Value as of the close of business on [___], 20[_]] (the “Servicing Fee”).  The Servicing Fee will be payable on each Payment Date in respect of the related Collection Period and will be calculated and paid based upon a 360-day year consisting of twelve 30-day months.
The Servicer will also be entitled to additional compensation in the form of expense reimbursement, administrative fees, late payment fees, extension fees, early termination fees, prepayment charges and similar charges received with respect to the Specified Leases, other than excess wear and tear or excess mileage charges.
The Servicing Fee will compensate the Servicer for performing the functions of a third party servicer of the Specified Leases as an agent for the Vehicle Trust under the Servicing Agreement, including collecting and processing payments, responding to inquiries of user-lessees, investigating delinquencies, sending payment statements, paying costs of the sale or other disposition of Matured Vehicles and Defaulted Vehicles, overseeing the SUBI Assets and administering the Specified Leases, including making Advances, accounting for collections, furnishing monthly and annual statements to the Vehicle Trustee with respect to distributions and generating federal income tax information.
The Servicing Fee, together with any previously unpaid Servicing Fee, will be paid to the Servicer on each Payment Date solely to the extent of Available Funds and, to the extent available, the Reserve Fund Draw Amount in accordance with the priority of payments set forth above under “Payments on the Notes—Priority of Payments” in this prospectus.
Net Deposits
For so long as BMW FS is the Servicer, the Servicer will be permitted to deposit into the SUBI Collection Account only the net amount distributable to the Issuing Entity on the related Deposit Date. The Servicer will, however, account to the Issuing Entity, the Indenture Trustee, the Owner Trustee and the Noteholders and Certificateholders as if all of the deposits and distributions described herein were made individually.
Optional Purchase
The Servicer will be permitted at its option to purchase from the Issuing Entity the SUBI Certificate on any Payment Date if, either before or after giving effect to any payment of principal required to be made on that Payment Date, the Note Balance is less than or equal to [_]% of the Initial Note Balance. The exercise of that option by the Servicer is referred to in this prospectus as an “Optional Purchase.” The purchase price for the SUBI Certificate will equal the sum of (i) the Note Balance together with accrued interest thereon to the date fixed for redemption and (ii) the aggregate amount of any accrued and unpaid fees, costs, expenses and indemnities due and owing to the Indenture

Trustee (in each of its capacities under the Transaction Documents), the Owner Trustee and the Asset Representations Reviewer, in each case to the extent such fees, costs, expenses and indemnities have not been previously paid by the Issuing Entity [and any amounts owed to the Swap Counterparty] (the “Optional Purchase Price”), which amount will be deposited by the Servicer into the SUBI Collection Account on the Deposit Date related to the Payment Date fixed for redemption. In connection with an Optional Purchase, the Notes will be redeemed on that Payment Date in whole, but not in part, for the Redemption Price. The “Redemption Price” for a class of Notes will equal the Note Balance for the related class, plus accrued and unpaid interest thereon at the applicable interest rate, to but not including the Payment Date fixed for redemption. The Administrator or the Issuing Entity will provide at least 20 days’ prior notice of the redemption of the Notes to the Indenture Trustee and the Owner Trustee, and the Indenture Trustee will provide at least 10 days’ notice thereof to the Noteholders. On the Payment Date fixed for redemption, the Notes will be due and payable at the Redemption Price, and no interest will accrue on the Notes after the Payment Date if paid in full.
Termination
The respective obligations of the Depositor, the Servicer, the Owner Trustee, the Indenture Trustee and the Asset Representations Reviewer, as the case may be, pursuant to a Transaction Document will terminate upon the earlier of:
•	the maturity or other liquidation of the last Specified Lease and the disposition of the last Specified Vehicle;
•
the final distribution of all funds or other property or proceeds of the Trust Estate in accordance with the terms of the Indenture and the final distribution on the Certificates pursuant to the Trust Agreement; or

•
the purchase by the Servicer or the termination of the pledge of the SUBI Certificate on any Payment Date on which either before or after giving effect to any payment of principal required to be made on that Payment Date, the Note Balance is less than or equal to [_]% of the sum of the Initial Note Balance.

The Indenture Trustee and Owner Trustee will give written notice of termination to each Securityholder of record.  The final distribution to any Securityholder will be made only upon surrender and cancellation of that holder’s Security at any office or agency of the Indenture Trustee specified in the notice of termination.  Any funds remaining in the Issuing Entity will be distributed, subject to applicable law, to the Depositor.
Upon termination of the Issuing Entity, the assets of the Issuing Entity will be liquidated and the proceeds from any liquidation, and amounts held in related accounts, will be applied to pay the Securities in full, to the extent of amounts available.
Investor Communications
A Noteholder or a Verified Beneficial Owner may send a request to the Administrator stating that the Noteholder or Beneficial Owner is interested in communicating with other Noteholders and Beneficial Owners about the possible exercise of rights under the Transaction Documents.  The Administrator has agreed in the Administration Agreement to include in the Form 10-D for any Collection Period any written request received by the Administrator during that Collection Period from a Noteholder or Verified Beneficial Owner to communicate with other Noteholders and Beneficial Owners regarding exercising their rights under the Transaction Documents.
Upon receipt of such a request, the Administrator will include in the Form 10-D for the relevant Collection Period the following information:
•	the name of the requesting Noteholder or Verified Beneficial Owner;
•	the date the request was received;
•
a statement that the Administrator has received the request, and that the Noteholder or Verified Beneficial Owner is interested in communicating with other Noteholders and Beneficial Owners about the possible exercise of rights under the Transaction Documents; and

•	a description of the method by which the other Noteholders and Beneficial Owners may contact the requesting Noteholder or Verified Beneficial Owner.
The Administrator is not required to include any additional information regarding a Noteholder or Verified Beneficial Owner’s written request in the Form 10-D, and is required to disclose a Noteholder’s or a Verified Beneficial Owner’s written request only where the communication relates to the exercise by a Noteholder or a Verified Beneficial Owner of its rights under the Transaction Documents.  The expenses of administering the foregoing investor communication provisions will be the responsibility of the Administrator, which will be compensated by means of the administration fee paid by the Servicer as described below.
Sales Proceeds and Termination Proceeds
Under the Servicing Agreement, the Servicer, on behalf of the Issuing Entity, will sell or otherwise dispose of Specified Vehicles related to (i) Specified Leases that have reached their respective Maturity Dates (a “Matured Vehicle”), and (ii) Specified Leases where the User-Lessee has terminated the Specified Lease or related to Defaulted Leases (each, a “Defaulted Vehicle”).  In connection with the sale or other disposition of such Specified Vehicles, the Servicer will deposit into the SUBI Collection Account all Sales Proceeds, Termination Proceeds and Recovery Proceeds from Specified Vehicles received during the related Collection Period within two Business Days.  However, pursuant to the terms of the Servicing Agreement, for so long as certain conditions established by the Rating Agencies have been satisfied, or alternative arrangements satisfactory to the Rating Agencies have been made, the Servicer may retain such amounts received during a Collection Period until the related Deposit Date.
“Disposition Expenses” will mean expenses and other amounts reasonably incurred by the Servicer in connection with the sale or other disposition of a Matured Vehicle, a Defaulted Vehicle or a Specified Vehicle related to a Specified Lease terminated early by the related User-Lessee, including but not limited to sales commissions, and expenses incurred in connection with making claims under any Contingent and Excess Liability Insurance or other applicable insurance policies. Disposition Expenses will be reimbursable to the Servicer from amounts otherwise included in Sales Proceeds, Insurance Proceeds and Termination Proceeds.
“End of Lease Term Liability” will mean with respect to a Matured Vehicle returned to the Servicer by the User-Lessee, the amount paid by such User-Lessee including any disposition fee, unpaid Monthly Payments due, excess mileage payments, excess wear and use payments and any fees and taxes.
“Insurance Proceeds” will include recoveries or proceeds collected by the Servicer net of related Disposition Expenses under any insurance policy, including any self-insurance, and also including any vehicle liability insurance policy required to be obtained and maintained by the related User-Lessees pursuant to the Specified Leases, any blanket or supplemental vehicle casualty insurance policy maintained by the Servicer and any other insurance policy relating to the Specified Leases or the related User-Lessees, in each case in connection with damage to a Specified Vehicle or its loss, destruction or theft, except to the extent required to be paid to a User-Lessee.
“Recovery Proceeds” will mean any Insurance Proceeds, any security deposit applied to an amount owed by a User-Lessee, any Total Loss Payoff, Early Termination Cost and End of Lease Term Liability received from a User-Lessee and any other net recoveries recovered by the Servicer with respect to Specified Leases that have been charged-off minus amounts included in such items that represent third-party charges paid or payable (such as fees, taxes and repair costs).
“Sales Proceeds” with respect to a Specified Vehicle will mean all proceeds received from the sale at auction of such Specified Vehicle, net of related Disposition Expenses.
“Termination Proceeds” will mean any Purchase Option Price received upon the purchase of a Specified Vehicle by the related User-Lessee or the price received from the sale of a Specified Vehicle to a dealer minus amounts included in either such price that represent reimbursement for third-party charges paid or payable (such as fees and taxes).
“Total Loss Payoff” will mean with respect to a Specified Vehicle that has been lost, stolen or damaged beyond economic repair, an amount paid by the User-Lessee generally equal to the deductible under the related insurance policy, unpaid Monthly Payments due, and any official fees and taxes and any other charges owed under the Specified Lease.
The Servicer will be required to reallocate a Specified Vehicle before the Maturity Date of the related Specified Lease and remit to the SUBI Collection Account an amount equal to the Securitization Value of that Specified Lease as of the effective date of termination if the Servicer agrees with the User-Lessee to a change in the Lease Rate applicable to that Specified Vehicle and that change results in a change in the Contract Residual Value and/or the lease term.
After the sale of the SUBI Certificate to the Issuing Entity, the Servicer will be obligated to reallocate from the Issuing Entity, any Specified Vehicles covered by Specified Leases not meeting certain representations and warranties by depositing or causing to be deposited into the SUBI Collection Account an amount equal to the Securitization Value of the Specified Lease not meeting such representations and warranties made by the Servicer that materially and adversely affect the interests of the Issuing Entity in the Specified Vehicle or Specified Lease  and that are not timely cured.  See “The Specified Leases—General” and “—Representations, Warranties and Covenants” in this prospectus for a description of the representations and warranties made by the Servicer in respect of the Specified Leases and the Servicer’s obligations to reallocate certain Specified Vehicles.
Realization Upon Charged-off Leases
The Servicing Agreement will provide that if the Servicer decides to repossess a Defaulted Vehicle, the Servicer will use commercially reasonable efforts to repossess and liquidate it. Such liquidation may be effected through repossession and disposition through sale, or the Servicer may take any other action permitted by applicable law. The Servicer may enforce all rights of the lessor under the related Defaulted Lease, sell that Defaulted Vehicle in accordance with such Defaulted Lease and commence and pursue any proceedings in connection with such Defaulted Lease. In connection with any such repossession, the Servicer will follow such practices and procedures as are used by the Servicer in respect of any leases serviced by it for its own account. The Servicer will be responsible for all costs and expenses incurred in connection with the sale or other disposition of Defaulted Vehicles, but will be entitled to reimbursement to the extent such costs constitute Disposition Expenses or are expenses recoverable under an applicable insurance policy. Proceeds from the sale or other disposition of repossessed Specified Vehicles will constitute Sales Proceeds or Termination Proceeds and will be deposited into the SUBI Collection Account. Collections in respect of a Collection Period will include all Sales Proceeds, Termination Proceeds and Recovery Proceeds collected during that Collection Period.
Notification of Liens and Claims
The Servicer will be required to immediately notify the Depositor (in the event that BMW FS is not acting as the Servicer), the Indenture Trustee and the Vehicle Trustee of all liens or claims of any kind of a third party that would materially and adversely affect the interests of the Depositor, the Vehicle Trust or the Issuing Entity in any Specified Lease or Specified Vehicle.
The Indenture
Modification of Indenture.  The Issuing Entity and the Indenture Trustee may, with the consent of the holders of at least a majority of the aggregate principal amount of the Notes outstanding and subject to satisfaction of the Rating Agency Condition with respect thereto, execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the Indenture, or modify (except as provided below) in any manner the rights of the related Noteholders; provided that, without the consent of the holder of each outstanding affected Note, no supplemental indenture will:
1.	change:
•	the due date of any installment of principal of or interest on that Note or reduce the principal amount of that Note;
•	the interest rate for that Note or the redemption price for that Note;

•	provisions of the Indenture relating to the application of collections on, or proceeds of a sale of, the Trust Estate to payments of principal and interest on the Note; or
•	any place of payment where or the coin or currency in which that Note or any interest on that Note is payable;
2.	impair the right to institute suit for the enforcement of specified provisions of the Indenture regarding payment;
3.
reduce the percentage of the aggregate amount of the outstanding Notes of the Controlling Class, the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with specified provisions of the Indenture or of specified defaults and their consequences as provided for in the Indenture;

4.	modify or alter the provisions of the Indenture regarding the voting of Notes held by the Issuing Entity, the Administrator, the Depositor or an affiliate of any of them;
5.
reduce the percentage of the aggregate outstanding principal amount of Notes of the Controlling Class, the consent of the holders of which is required to direct the Indenture Trustee to sell or liquidate the Trust Estate if the proceeds of that sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding Notes;

6.
reduce the percentage of the aggregate outstanding principal amount of Notes of the Controlling Class required to amend the sections of the Indenture that specify the applicable percentages of aggregate principal amount of the Notes necessary to amend the Indenture or other specified agreements; or

7.
permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the collateral for that Note or, except as otherwise permitted or contemplated in the Indenture, terminate the lien of the Indenture on any of the collateral or deprive the holder of any Note of the security afforded by the lien of the Indenture.

The Issuing Entity and the Indenture Trustee may also enter into supplemental indentures, without the consent of the Noteholders, and with written notice to each Rating Agency rating the Notes, for any of the following purposes:
1.
to correct or amplify the description of any property at any time subject to the lien of the Indenture, or better to assure, convey or confirm unto the Indenture Trustee any property subject or required to be subjected to the lien of the Indenture, or to subject additional property to the lien of the Indenture;

2.
to evidence the succession, in compliance with the applicable provisions of the Indenture, of another Person to the Issuing Entity and the assumption by any such successor of the covenants of the Issuing Entity contained in the Indenture and in the Notes;

3.	to add to the covenants of the Issuing Entity for the benefit of the Noteholders or to surrender any right or power under the Indenture conferred upon the Issuing Entity;
4.	to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee;
5.
to cure any ambiguity, correct or supplement any provision in the Indenture or in any supplemental indenture that may be defective or inconsistent with any other provision in the Indenture or in any supplemental indenture or make any other provisions with respect to matters or questions arising under the Indenture or in any supplemental indenture that shall not be inconsistent with the provisions of the Indenture; provided that such other provisions shall not adversely affect the interests of the Noteholders, as evidenced by an officer’s certificate of the Issuing Entity;

6.
to evidence and provide for the acceptance of the appointment under the Indenture by a successor trustee with respect to the Notes or to add to or change any of the provisions of the Indenture as shall be necessary to facilitate the administration of the trusts under the Indenture by more than one trustee, pursuant to the requirements set forth therein; or

7.
to modify, eliminate or add to the provisions of the Indenture to the extent necessary to effect the qualification of such Indenture under the TIA or under any similar federal statute hereafter enacted and to add to the Indenture such other provisions as may be expressly required by the TIA;

The Issuing Entity and the Indenture Trustee may also execute a supplemental indenture for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or for the purpose of modifying in any manner (other than the modifications set forth above, which require the consent of the holder of each outstanding affected Note) the rights of the Noteholders under the Indenture; provided, that:
•	such action will not materially adversely affect the interests of any Noteholder, as evidenced by an officer’s certificate of the Issuing Entity;
•	the Rating Agency Condition has been satisfied with respect thereto; and
•	an opinion of counsel as to certain tax matters is delivered.
[Notwithstanding anything under this heading to the contrary, the Indenture may be supplemented by the Issuing Entity without the consent of the Indenture Trustee, the Paying Agent, the Owner Trustee, the Vehicle Trustee, any Noteholder or any other Person, and without satisfying any other provisions of the Indenture or any other transaction document related to supplements thereto, solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the Administrator; provided, that the Issuing Entity has delivered notice of such supplement to the Rating Agencies on or prior to the date such supplement is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes will not affect the Indenture Trustee’s, the Paying Agent’s, the Owner Trustee’s or the Vehicle Trustee’s rights, indemnities or obligations without the consent of the Indenture Trustee, the Paying Agent, the Owner Trustee or the Vehicle Trustee, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any supplement to the Indenture may be retroactive (including retroactive to the Benchmark Replacement Date) and the Indenture may be supplemented more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.]
Events of Default; Rights Upon an Event of Default.  With respect to the Notes, events of defaults under the Indenture (each, an “Event of Default”) will consist of the occurrence and continuation of any of the following:
•	a default for five days or more in the payment of interest on the Notes of the Controlling Class when the same becomes due and payable;
•	a default in the payment of principal of a class of Notes on the related Final Scheduled Payment Date or on the Payment Date fixed for redemption of the Notes;
•
a default in the observance or performance in any material respect of any covenant or agreement of the Issuing Entity made in the Indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere specifically dealt with), or any representation or warranty of the Issuing Entity made in the Indenture or in any certificate or writing delivered under the Indenture proves to have been incorrect in any material respect at the time made, and the continuation of that default for a period of 30 days after written notice thereof is given to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the holders of not less than 25% of the aggregate principal amount of the Notes of the Controlling Class; or

•	certain events of bankruptcy, insolvency, receivership or liquidation of the Issuing Entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first bullet point above for a period of 45 days, under the second bullet point above for a period of 60 days or under the third bullet point above for a period of 120 days, will not constitute an Event of Default if that failure or delay was caused by a force majeure or other similar occurrence.
Noteholders holding at least a majority of the aggregate outstanding principal amount of the Notes of the Controlling Class, by written notice to the Issuing Entity and the Indenture Trustee, may waive any past default or Event of Default prior to the declaration of the acceleration of the maturity of the Notes, except a default in the payment of principal of or interest on any of the Notes, or in respect of any covenant or provision in the Indenture that cannot be modified or amended without unanimous consent of the Noteholders.
If an Event of Default occurs and is continuing, the Indenture Trustee may and, at the written direction of the holders of a majority of the aggregate outstanding principal amount of the Notes of the Controlling Class, shall declare the principal of the Notes to be immediately due and payable. This declaration may be rescinded by the holders of a majority of the aggregate outstanding principal amount of the Notes of the Controlling Class before a judgment or decree for payment of the amount due has been obtained by the Indenture Trustee if:
•
the Issuing Entity has deposited with the Indenture Trustee an amount sufficient to pay (1) all interest on and principal of the Notes as if the Event of Default giving rise to that declaration had not occurred and (2) all amounts advanced by the Indenture Trustee and its costs and expenses, and

•	all Events of Default (other than the nonpayment of principal of the Notes that has become due solely due to that acceleration) have been cured or waived.
If the Notes have been declared due and payable following an Event of Default, the Indenture Trustee may institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the Trust Estate, or elect to maintain the Trust Estate and continue to apply proceeds from the Trust Estate as if there had been no declaration of acceleration. The Indenture Trustee may not, however, sell the Trust Estate following an Event of Default (other than the occurrence of an Event of Default described in the first two bullet points in the definition thereof) unless:
•	100% of the Noteholders consent thereto;
•	the proceeds of that sale are sufficient to pay in full the principal of and the accrued interest on all outstanding Notes; or
•
the Indenture Trustee determines that the Trust Estate would not be sufficient on an ongoing basis to make all required payments of principal and interest on the Notes when due and payable and the Indenture Trustee obtains the consent of holders of at least 66 2/3% of the aggregate principal amount of the outstanding Notes of the Controlling Class.

The Indenture Trustee may, but is not required to, obtain and rely upon an opinion of an independent accountant or investment banking firm as to the sufficiency of the Trust Estate to pay interest on and principal of the Notes on an ongoing basis. Any sale of the Trust Estate of the Issuing Entity is subject to the requirement that an opinion of counsel be delivered to the effect that such sale will not cause the Vehicle Trust or an interest therein or a portion thereof to be characterized as an association or a publicly traded partnership, in either case taxable as a corporation for U.S. federal income tax purposes.
In the event of a sale of the Trust Estate following the occurrence of an Event of Default under the circumstances described in the second preceding paragraph, at the direction of the Indenture Trustee, the proceeds of such sale, including any available monies on deposit in any Reserve Fund, will be distributed as described under “Description of the Notes—Events of Default” in this prospectus.
Subject to the provisions of the Indenture relating to the duties of the Indenture Trustee, if an Event of Default occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Noteholders if the Indenture Trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with that request. Subject to such provisions for indemnification and some limitations contained in the Indenture, the holders of at least a majority of the aggregate outstanding principal amount of the Notes of the Controlling Class will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the Indenture Trustee or exercising any trust power conferred on the Indenture Trustee.
No Noteholder will have the right to institute any proceeding with respect to the Indenture unless:
•	that Noteholder previously has given the Indenture Trustee written notice of a continuing Event of Default,
•
Noteholders holding not less than 25% of the aggregate principal amount of the outstanding Notes of the Controlling Class, voting together as a single class, have made written request of the Indenture Trustee to institute that proceeding in its own name as Indenture Trustee under the Indenture,

•	the Noteholder has offered the Indenture Trustee indemnity satisfactory to it,
•	the Indenture Trustee has for 60 days failed to institute that proceeding, and
•
no direction inconsistent with that written request has been given to the Indenture Trustee during that 60 day period by Noteholders holding a majority of the aggregate principal amount of the outstanding Notes of the Controlling Class.

In addition, the Indenture Trustee and the Noteholders, by accepting the Notes, will covenant that they will not at any time that is prior to one year and one day after the date upon which all obligations and payments under the related Transaction Documents have been paid in full, institute against the Issuing Entity any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.
Any Notes owned by the Depositor, the Servicer or any of their affiliates will be entitled to equal and proportionate benefits under the Transaction Documents, except that such Notes while unpledged will not be considered to be outstanding for the purpose of determining whether the requisite percentage of Noteholders have given any request, demand, authorization, direction, notice, consent or other action under the Indenture.
With respect to the Issuing Entity, neither the Indenture Trustee nor the Owner Trustee in their respective individual capacities, nor any holder of a Certificate, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of interest on or principal of the Notes or for the agreements of the Issuing Entity contained in the Indenture.
Particular Covenants.  The Indenture will provide that the Indenture Trustee may not consolidate with or merge into any other entity, or convey or transfer any of its assets, including those included in the assets of the Issuing Entity, unless, among other things:
1.	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state and meets certain requirements set forth in the Indenture; and
2.	the Indenture Trustee provides each Rating Agency rating the Notes with written notice of any such merger or consolidation within 30 days of such consolidation or merger.
The Issuing Entity will not, so long as any Notes are outstanding, among other things:
•
except as expressly permitted by the Indenture, the Transaction Documents or other specified documents, sell, transfer, exchange or otherwise dispose of any of the assets of the Issuing Entity unless directed to do so by the Indenture Trustee;

•
claim any credit on or make any deduction from the principal of and interest payable on the Notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended, or applicable state law) or assert any claim against any present or former holder of those notes because of the payment of taxes levied or assessed upon the Issuing Entity;

•	except as expressly permitted by the Transaction Documents, dissolve or liquidate in whole or in part;
•
permit the validity or effectiveness of the Indenture to be impaired or permit any person to be released from any covenants or obligations under the Indenture except as may be expressly permitted by the Indenture;

•
permit any lien or other encumbrance (other than the lien of the Indenture) to be created on or extend to or otherwise arise upon or burden the assets of the Issuing Entity or any part of the Issuing Entity, or any interest in the assets of the Issuing Entity or the proceeds of those assets; or

•	assume, incur or guarantee any indebtedness other than the Notes or as expressly permitted by the Indenture or the Transaction Documents.
The Issuing Entity may not engage in any activities other than financing, acquiring, owning, leasing (subject to the lien of the Indenture), pledging and managing the SUBI Certificate as contemplated by the Indenture and the other Transaction Documents.
Annual Compliance Statement.  The Issuing Entity will be required to file an annual written statement with the Indenture Trustee certifying the fulfillment of its obligations under the Indenture.
Reports and Documents by Indenture Trustee to Noteholders.  If required by the TIA, the Indenture Trustee will mail to the Noteholders of record a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture, any amounts advanced by it under the Indenture, the outstanding principal amount, the interest rate and the Final Scheduled Payment Date in respect of each class of Notes, the indebtedness owing by the Issuing Entity to the Indenture Trustee in its individual capacity, the property and funds physically held by the Indenture Trustee and any action taken by the Indenture Trustee that materially affects the Notes and that has not been previously reported.
The Indenture Trustee will also deliver, at the expense of the Issuing Entity, to each Noteholder such information as may be reasonably requested (and reasonably available to the Indenture Trustee) to enable such holder to prepare its federal and state income tax returns.
The Indenture Trustee will be required to furnish to any Noteholder promptly upon receipt of a written request by such Noteholder (at the expense of the requesting Noteholder) duplicates or copies of all reports, notices, requests, demands, certificates and any other documents furnished to the Indenture Trustee under the Transaction Documents.
If required by TIA Section 313(a), beginning in the year 20[_], the Indenture Trustee will be required to mail to each Noteholder as required by TIA Section 313(c) a brief report dated as of such date that complies with TIA Section 313(a).
Under the Servicing Agreement, the Issuing Entity will cause the Servicer to deliver to the Indenture Trustee, the Owner Trustee and each paying agent, if any, on or prior to the related Payment Date, a report describing distributions to be made to the Noteholders on such Payment Date, as described below under “—Statements to Noteholders” in this prospectus.  The Indenture Trustee will make such reports available to the Noteholders pursuant to the terms of the Indenture.
Satisfaction and Discharge of Indenture.  The Indenture will be discharged with respect to the collateral securing the Notes upon the delivery to the Indenture Trustee for cancellation of all of the Notes or, with some limitations (including receipt of certain opinions with respect to tax matters) upon deposit with the Indenture Trustee of funds sufficient for the payment in full of all of the Notes, including interest thereon, and any fees, costs, expenses and indemnification amounts due and payable to the Servicer, the Indenture Trustee, the Owner Trustee [and][,] the Asset Representations Reviewer [and the Swap Counterparty].
The Owner Trustee and the Indenture Trustee
[___] will be the Owner Trustee under the Trust Agreement.  [___] will be the Indenture Trustee under the Indenture.  The Owner Trustee, the Indenture Trustee and any of their respective affiliates may hold Notes in their own names or as pledgees.
For the purpose of meeting the legal requirements of some jurisdictions, the Depositor and the Owner Trustee, acting jointly, or the Indenture Trustee (or in some instances, the Owner Trustee acting alone), will have the power to appoint co-trustees or separate trustees of all or any part of the assets of the Issuing Entity.  In the event of an appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the Owner Trustee or the Indenture Trustee by the Transaction Documents will be conferred or imposed upon the Owner Trustee or the Indenture Trustee and each of their respective separate trustees or co-trustees jointly, or, in any jurisdiction in which the Owner Trustee or the Indenture Trustee will be incompetent or unqualified to perform specified acts, singly upon that separate trustee or co-trustee who will exercise and perform those rights, powers, duties and obligations solely at the direction of the Owner Trustee or the Indenture Trustee.
The Owner Trustee and the Indenture Trustee (with 30 days’ prior written notice) may resign at any time by so notifying the Issuing Entity, the Servicer and each Rating Agency rating the Notes or Certificates, in which event the Depositor or the Issuing Entity, respectively, will be obligated to appoint a successor owner trustee or indenture trustee, as applicable.  The Depositor or Issuing Entity may also remove the Owner Trustee or the Indenture Trustee (with 30 days’ prior written notice), respectively, if either ceases to be eligible to continue as trustee under the Trust Agreement or the Indenture, as the case may be, becomes legally unable to act or becomes insolvent.  In those circumstances, the Depositor or Issuing Entity will be obligated to appoint a successor owner trustee or indenture trustee, respectively, as applicable. Any successor indenture trustee must at all times satisfy all applicable requirements of the TIA, and in addition, have a combined capital and surplus of at least $50,000,000 and a long-term debt or issuer rating of “A” or better by each Rating Agency rating the Notes or be otherwise acceptable to each Rating Agency rating the Notes.  The Rating Agency Condition must be satisfied with respect to the appointment of the successor indenture trustee. Any resignation or removal of the Owner Trustee or the Indenture Trustee and appointment of a successor owner trustee or indenture trustee, as applicable, will not become effective until acceptance of the appointment by the successor.  Any costs associated with the resignation or removal of the Owner Trustee or the Indenture Trustee will be paid by the Servicer, in its capacity as Administrator.
Each of the Owner Trustee and the Indenture Trustee will be entitled to reimbursement or payment by the Issuing Entity for all fees, costs, expenses and indemnification amounts incurred by it in connection with the performance of its duties under the Trust Agreement and the Indenture, respectively.  Prior to the acceleration of the Notes, the aggregate amount of fees, costs, expenses and indemnification amounts payable to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer before payments are made to Noteholders on any Payment Date will not exceed $[___] in any calendar year.  Any such fees, costs, expenses and indemnification amounts due and owing in excess of the annual cap will be paid to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer after payment of principal and interest due on the Notes on the related Payment Date.  After the acceleration of the Notes, all fees, costs, expenses and indemnification amounts due and owing to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer will not be subject to any cap and will be reimbursed or paid to such parties before the Issuing Entity makes any payments to Noteholders.
The Owner Trustee will be entitled to indemnification by the Issuing Entity for, and will be held harmless against, any loss, liability, fee, disbursement or expense incurred by the Owner Trustee not resulting from its own willful misconduct, bad faith or gross negligence.  The Indenture Trustee will be entitled to indemnification by the Issuing Entity for, and will be held harmless against, any loss, liability, fee, disbursement or expense incurred by the Indenture Trustee not resulting from its own willful misconduct, bad faith or negligence.
Duties of the Owner Trustee and the Indenture Trustee
The Owner Trustee will make no representations as to the validity or sufficiency of the Trust Agreement, the SUBI Certificate, the Notes or Certificates (other than the authentication of the Certificates) or of any Specified Leases or related documents and is not accountable for the use or application by the Depositor or the Servicer of any funds paid to the Depositor or the Servicer in respect of the Notes, the Certificates or the SUBI Certificate, or the investment of any monies by the Servicer before those monies are deposited into the SUBI Collection Account.  The Owner Trustee will not independently verify the Specified Leases.  The Owner Trustee is required to perform only those duties specifically required of it under the Trust Agreement.  In addition to making distributions to the Certificateholder, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the Owner Trustee under the Trust Agreement, in which case it will only be required to examine them to determine whether they conform to the requirements of the Trust Agreement.
The Owner Trustee will not be required to perform any of the obligations of the Issuing Entity under the Trust Agreement or the other Transaction Documents that are required to be performed by:
•	the Servicer under the Servicing Agreement or the SUBI Trust Agreement;
•	the Administrator under the Trust Agreement, the Administration Agreement or the Indenture;
•	the Depositor under the SUBI Certificate Transfer Agreement, the Trust Agreement or the Back-up Security Agreement; or
•	the Indenture Trustee under the Indenture.
In addition, the Owner Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Trust Agreement or to institute, conduct or defend any litigation under the Trust Agreement or in relation thereto or to any other Transaction Document at the request, order or direction of any of the Certificateholders, unless those Certificateholders have offered to the Owner Trustee security or indemnity reasonably satisfactory to the Owner Trustee against the costs, expenses and liabilities that may be incurred by the Owner Trustee in connection with the exercise of those rights.
The Owner Trustee will administer the Issuing Entity in the interest of the Certificateholders, subject to the lien of the Indenture and the obligations of the Issuing Entity with respect to the Notes, in accordance with the Trust Agreement and the other Transaction Documents.
The Indenture Trustee will make no representations as to the validity or sufficiency of the Indenture, the Notes (other than authentication of the Notes) or of the SUBI Certificate or related documents, and is not accountable for the use or application by the Depositor or the Servicer of any funds paid to the Depositor or the Servicer in respect of the Notes or the SUBI Certificate, or the investment of any monies by the Servicer before those monies are deposited into the SUBI Collection Account.  The Indenture Trustee will not independently verify the Specified Leases.  If no Event of Default has occurred, the Indenture Trustee is required to perform only those duties specifically required of it under the Indenture.  In addition to making distributions to the Noteholders, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the Indenture Trustee under the Indenture, in which case it will only be required to examine them to determine whether they conform on their face to the requirements of the Indenture.  The Indenture provides that the Indenture Trustee will not be deemed to have knowledge about any event unless a responsible officer of the Indenture Trustee has actual knowledge of the event or has received written notice of the event.
If required by the TIA, the Indenture Trustee will mail to all Noteholders a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture.  For additional information regarding such reports, see “Description of the Transaction Documents—The Indenture—Reports and Documents by Indenture Trustee to Noteholders” in this prospectus.
The Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation to the Indenture at the request or direction of any of the Noteholders, other than requests, demands or directions relating to an Asset Representations Review, to the dispute resolution provisions described above under “Description of the Notes—Dispute Resolution for Reallocation Requests” or to the investor communication provisions described above under “Description of the Transaction Documents—Investor Communications,” unless those Noteholders have offered to the Indenture Trustee security or indemnity satisfactory to it against the reasonable costs, expenses and liabilities that may be incurred by the Indenture Trustee, its agents and its counsel in connection with the exercise of those rights.  A Noteholder’s right to institute any proceeding with respect to the Indenture Trustee is conditioned upon the Noteholder providing the Indenture Trustee with written notice of the Event of Default and the holders of the Notes outstanding evidencing not less than 25% of the aggregate principal amount of the Notes of the Controlling Class outstanding, have made written request upon the Indenture Trustee to institute that proceeding in its own name as the Indenture Trustee under the Indenture, the Indenture Trustee has for 60 days failed to institute that proceeding and no direction inconsistent with such written request has been given to the Indenture Trustee during such 60-day period by Noteholders evidencing a majority of the aggregate principal amount of the Notes of the Controlling Class outstanding.  Except as noted above, no obligation of the Indenture Trustee shall arise unless the Noteholders have offered to the Indenture Trustee indemnity satisfactory to it.  Beneficial Owners will also have the right to institute proceedings pursuant to dispute resolution procedures, as described above under “Description of the Notes—Dispute Resolution for Reallocation Requests.”
Upon the continuance of an Event of Default of which a responsible officer of the Indenture Trustee has actual knowledge, the Indenture Trustee will be required to exercise the rights and powers vested in it by the Indenture and use the same degree of care and skill in the exercise thereof as a prudent person would exercise or use under the circumstances in the conduct of that person’s own affairs.
Fees and Expenses
The table below sets forth the fees and expenses payable by the Issuing Entity on each Payment Date.
Fee	Amount
Servicing Fee (1)
[_]% per annum of the outstanding Aggregate Securitization Value as of the first day of the related Collection Period[; provided that in the case of the first Payment Date, the Servicing Fee will be an amount equal to the sum of (a) the product of 1/12 and [_]% of the Aggregate Securitization Value as of the Cutoff Date and (b) the product of 1/12 and [_]% of the Aggregate Securitization Value as of the close of business on [___], 20[_]].

Indenture Trustee Fee (2)	An annual fee equal to $[_], payable on the Payment Date occurring in [___] of each year, commencing in 20[_].
Owner Trustee Fee (2)	An annual fee equal to $[_], payable on the Payment Date occurring in [___] of each year, commencing in 20[_].
ARR Service Fee (2)	An [annual][monthly][quarterly] fee equal to $[_], payable on the Payment Date occurring in [__] of each [year][month][quarter], commencing in 20[_].
ARR Review Fee (2)	$[_] per ARR Lease reviewed, in the event of an Asset Representations Review.
(1)	To be paid before any amounts are distributed to Noteholders. A portion of the Servicing Fee will be paid to the Administrator as the administrator fee.
(2)
Fees, costs, expenses and indemnification amounts payable to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer are to be paid before any amounts are distributed to Noteholders, subject to an aggregate cap equal to $[_] in any calendar year prior to the acceleration of the Notes.  Amounts due and owing to any such party in excess of such aggregate cap will be payable after distributions of principal and interest to the Noteholders on any Payment Date prior to the acceleration of the Notes.  After the acceleration of the Notes, all fees, costs, expenses and indemnification amounts payable to the Indenture Trustee, the Owner Trustee and the Asset Representations Reviewer are to be paid before any amounts are distributed to Noteholders, without application of any cap on such amounts.

Servicing Procedures
Under the Servicing Agreement, the Servicer will perform on behalf of the Vehicle Trust all of the obligations of BMW FS under the Specified Leases, including, but not limited to, collecting and processing payments, responding to inquiries of user-lessees, investigating delinquencies, sending payment statements, paying costs of the sale or other disposition of Matured Vehicles or Defaulted Vehicles, overseeing the Specified Leases, commencing legal proceedings to enforce the Specified Leases and servicing the Specified Leases, including accounting for collections, furnishing monthly and annual statements to the Vehicle Trustee with respect to distributions and generating federal income tax information. In this regard, the Servicer will make reasonable efforts to collect all amounts due on or in respect of the Specified Leases and, in a manner consistent with the Servicing Agreement, will be obligated to service the Specified Leases generally in accordance with the customary and usual procedures of the Servicer in respect of automobile leases serviced by it for its own account. See “BMW FS’ Lease Financing Program” in this prospectus.  The Servicer has discretion in servicing the Specified Leases and the related Specified Vehicles, including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures.
The Servicing Agreement will require the Servicer to obtain all licenses and make all filings required to be held or filed by the Vehicle Trust in connection with the ownership of the Specified Leases and the Specified Vehicles and take all necessary steps to maintain evidence of the Vehicle Trust’s ownership on the certificates of title to the Specified Vehicles.
The Servicer will be responsible for filing all periodic sales and use tax or property (real or personal) tax reports, periodic renewals of licenses and permits, periodic renewals of qualifications to act as a statutory trust and other periodic regulatory filings, registrations or approvals arising with respect to or required of the Vehicle Trustee or the Vehicle Trust.
The Servicing Agreement will provide that, in accordance with its customary servicing practices, the Servicer may, in its discretion, modify or extend the term of a Specified Lease.  If any extension of a Maturity Date exceeds six months, the Servicer will be required to reallocate the Specified Lease by making a Reallocation Payment. The Servicer will also be required to make a Reallocation Payment for any extension that causes such Specified Lease to mature later than the last day of the Collection Period preceding the Final Scheduled Maturity Date for the Class A-4 Notes.
In addition, the Servicing Agreement will require the Servicer to notify as soon as practicable the Depositor (in the event that BMW FS is not acting as the Servicer), the Indenture Trustee and the Vehicle Trustee of all liens or claims of any kind of a third party that would materially and adversely affect the interests of, among others, the Depositor or the Vehicle Trust in any Specified Lease or Specified Vehicle.
Custody of Lease Documents and Certificates of Title
To reduce administrative costs and ensure uniform quality in the servicing of the Specified Leases and BMW FS’ own portfolio of leases, the Vehicle Trust will appoint the Servicer as its agent, bailee and custodian of the Specified Leases (or, if applicable, as the party that maintains control of any electronic chattel paper), the certificates of title relating to the related Specified Vehicles, the insurance policies and insurance records and other documents related to the Specified Leases and the related User-Lessees and Specified Vehicles. Such documents will not be physically segregated from other leases, certificates of title, insurance policies and insurance records or other documents related to other leases and vehicles owned or serviced by the Servicer, including Leases and related Leased Vehicles which are not part of the SUBI Assets. The accounting records and computer systems of BMW FS will reflect the allocation of the Specified Leases and related Specified Vehicles to the 20[_]-[_] SUBI, and the interest of the holder of the related SUBI Certificate therein. UCC financing statements reflecting certain interests in such Specified Leases will be filed as described under “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Back-up Security Interests.”
Upon written instructions from the Vehicle Trust, setting forth a reasonable basis therefor, or in the exercise of its duties and powers under the Servicing Agreement, the Servicer shall release any Specified Lease, certificate of title to a Specified Vehicle, or other related item to the Vehicle Trustee or its agent or designee.  In connection therewith, the Servicer will not be responsible for any loss occasioned by the failure of the Vehicle Trustee to return any document or any delay in doing so.
Statements to Trustees and the Issuing Entity
On a date on or prior to each Payment Date, the Servicer will provide to the Indenture Trustee and the Owner Trustee a statement setting forth with respect to the Notes substantially the same information that is required to be provided in the periodic reports made available to Noteholders described under “—Statements to Noteholders” below.

Statements to Noteholders
On or prior to each Payment Date, the Servicer will prepare and provide to the Indenture Trustee a statement to be made available to the Noteholders on that Payment Date.  In addition, on or prior to each Payment Date, the Servicer will prepare and provide to the Owner Trustee a statement to be made available to the Certificateholders.  Each statement to be delivered to Securityholders will include the following information with respect to that Payment Date:
(a)	the amount of Collections allocable to the SUBI Certificate for the related Collection Period;
(b)	the amount of Available Funds for the related Collection Period;
(c)
the amount of interest accrued with respect to each class of Notes for the related accrual period[, including the Benchmark and the interest rate for the related accrual period with respect to the Class A-2b Notes];

(d)	the aggregate Note Balance of the Notes, before and after giving effect to distributions on such Payment Date;
(e)	the aggregate amount of Collections deposited into the Note Distribution Account and the Certificate Distribution Account, respectively;
(f)
the amount on deposit in the Reserve Fund before and after giving effect to withdrawals therefrom and deposits thereto in respect of such Payment Date, the Reserve Fund Requirement for such Payment Date and the related Reserve Fund Deposit Amount, if any, and the Reserve Fund Draw Amount, if any, for such Payment Date;

(g)	the amount being distributed to the Noteholders on such Payment Date (the “Note Distribution Amount”);
(h)	the amount of the Note Distribution Amount allocable each class of the Notes;
(i)	the First Priority Principal Distribution Amount, the Second Priority Principal Distribution Amount and the Regular Principal Distribution Amount for such Payment Date;
(j)	the Note Factor for each class of Notes, after giving effect to the distribution of the Note Distribution Amount;
(k)
the amount, if any, by which the net proceeds from the sale of Specified Vehicles during the related Collection Period are less than the aggregate ALG Residual Values of the Specified Leases (“Residual Value Losses”);

(l)	the amount of Sales Proceeds Advances and Monthly Payment Advances included in Available Funds;
(m)	the Payment Date Advance Reimbursement for such Payment Date and the amount of Daily Advance Reimbursements included therein;
(n)	the Certificate Distribution Amount for such Payment Date;
(o)	[amounts payable to the Swap Counterparty and payable by the Swap Counterparty on such Payment Date;]
(p)	the Servicing Fee for such Payment Date; [and]
(q)	amounts due and payable to each of the Indenture Trustee, the Owner Trustee and the Asset

Representations Reviewer, before and after giving effect to distributions on such Payment Date[.][;]
(r)	[notice of the making of any SOFR Adjustment Conforming Changes; and
(s)
notice of the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the determination of a Benchmark Replacement, the Unadjusted Benchmark Replacement, the Benchmark Replacement Adjustment and the making of any Benchmark Replacement Conforming Changes.]

Each amount set forth pursuant to clauses (c) and (h) above will be expressed in the aggregate and as a dollar amount per $1,000 of original principal amount of a Note. The statement to Noteholders related to the first Collection Period will also include the fair value of the Certificates as a dollar amount and the fair value of the Certificates as a percentage of the aggregate fair value of the Notes and the Certificates.  Copies of the statements may be obtained by Securityholders by a request in writing addressed to the Indenture Trustee.  In addition, within the prescribed period of time for tax reporting purposes after the end of each calendar year, the Indenture Trustee will mail to each person who at any time during that calendar year was a Noteholder and who so requests in writing a statement containing that information as is reasonably necessary to permit such Noteholder to prepare its state and U.S. federal income taxes and reasonably available to the Indenture Trustee.
The Servicer, on behalf of the Issuing Entity, will also prepare an asset-level data file with respect to the Specified Leases for each calendar month and file it with the SEC on Form ABS-EE at or before the time of filing the related Form 10-D.  The exhibits to each Form ABS-EE filed by or on behalf of the Issuing Entity after the filing of this prospectus will be incorporated by reference into the related Form 10-D.  Each asset-level data file will contain detailed information concerning each Specified Lease, including data regarding its origination characteristics, lease terms, characteristics of the related Specified Vehicle and User-Lessee, payment activity, servicing activity and status.  Certain asset-level data, such as data related to collections and losses on the Specified Leases and repossessions and residual values of the related Specified Vehicles, may not match the aggregate data provided on the monthly statements to Securityholders as a result of differences between the methods of calculating such data for the purpose of presenting the monthly statements to Securityholders and for the purpose of presenting asset-level data in Form ABS-EE.
Evidence as to Compliance
The Servicing Agreement will provide that the Servicer will be required to furnish to the Issuing Entity and the Administrator an annual servicer report detailing the Servicer’s assessment of its compliance with the servicing criteria set forth in the relevant SEC regulations for asset-backed securities transactions as of and for the period ending the end of each fiscal year of the Issuing Entity (or in the case of the first report, from the Closing Date, which may be shorter than twelve months). The Servicer’s assessment report will also identify any material instance of noncompliance.
The Servicing Agreement will provide that a firm of independent public accountants will furnish to the Issuing Entity and the Administrator annually a statement as to compliance in all material respects by the Servicer during the preceding twelve months (or, in the case of the first statement, from the Closing Date, which may be shorter than twelve months) with specified standards relating to the servicing of the Specified Leases and related Specified Vehicles.
The Servicing Agreement will also provide for delivery to the Owner Trustee, Indenture Trustee and Rating Agencies, substantially simultaneously with the delivery of those accountants’ statement referred to above, of a certificate signed by an authorized officer of the Servicer stating that, to the best of such officer’s knowledge, based on a review of the Servicer’s activities, the Servicer has fulfilled its obligations under the Servicing Agreement throughout the preceding twelve months (or, in the case of the first certificate, from the Closing Date, which may be shorter than twelve months) in all material respects or, if there has been a default in the fulfillment of any obligation, describing each default known to such officer and the nature and status thereof.  The Servicer has agreed to give the Indenture Trustee notice of specified Servicer Defaults under the Servicing Agreement.

Copies of the statements and certificates may be obtained by Noteholders by a request in writing addressed to the Indenture Trustee.
Certain Matters Regarding the Servicer
The Servicing Agreement shall provide that the Servicer may not resign from its obligations and duties under such Servicing Agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable law or regulations. No such resignation will become effective until a successor servicer acceptable to the Indenture Trustee (acting at the direction of Noteholders holding at least a majority of the aggregate outstanding principal amount of the Controlling Class) has assumed the Servicer’s obligations under the Servicing Agreement.
Under the circumstances specified in the Servicing Agreement, any entity into which the Servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Servicer is a party, or any entity succeeding to all or substantially all of the business of the Servicer will be the successor of the Servicer under the Servicing Agreement.
In addition, the Servicer will indemnify the Vehicle Trustee and its agents for any loss, claim, damage or expense that may be incurred by it as a result of any act or omission by the Servicer in connection with the performance of its duties under the Servicing Agreement but only to the extent such liability arose out of the Servicer’s negligence, willful misconduct, bad faith or recklessness.
Servicer Defaults
A “Servicer Default” under the Servicing Agreement will consist of the following:
(a)
any failure by the Servicer to deliver to (1) the Vehicle Trustee for distribution to holders of interests in the UTI, the 20[_]-[_] SUBI or any Other SUBI, (2) the Indenture Trustee for distribution to the noteholders or (3) the Owner Trustee for distribution to the Certificateholders, any required payment, which failure continues unremedied for five business days after (i) discovery thereof by an officer of the Servicer or (ii) receipt by the Servicer of notice thereof from the Indenture Trustee, the Owner Trustee or the Noteholders evidencing not less than a majority of the aggregate principal amount of the outstanding Notes of the Controlling Class, voting together as a single class;

(b)
any failure by the Servicer to duly observe or perform in any material respect any other of its covenants or agreements in the Servicing Agreement, which failure materially and adversely affects the rights of a holder of the 20[_]-[_] SUBI Certificate or the Noteholders, as applicable, and which continues unremedied for 90 days after (i) receipt by the Servicer of written notice thereof given by the Indenture Trustee or the Noteholders as described in clause (a) above or (ii) such default becomes known to the Servicer;

(c)
any representation, warranty or statement of the Servicer made in the Servicing Agreement, any other Transaction Document to which the Servicer is a party or by which it is bound or any certificate, report or other writing delivered pursuant to the Servicing Agreement shall prove to be incorrect in any material respect when made, which failure materially and adversely affects the rights of holders of interests in the 20[_]-[_] SUBI or the Noteholders, as applicable, and which failure continues unremedied for 90 days after (i) receipt by the Servicer of written notice thereof given by the Indenture Trustee or the Noteholders as described in clause (a) above or (ii) such default becomes known to the Servicer;

(d)
the entry of a decree or order for relief by a court or regulatory authority having jurisdiction over the Servicer in an involuntary case under the federal bankruptcy laws, or another present or future federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian sequestrator or other similar official of the Servicer or of any substantial part of its property, the ordering the winding up or liquidation of the affairs of the Servicer and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(e)
the commencement by the Servicer of a voluntary case under the federal bankruptcy laws, or any other present or future or state bankruptcy, insolvency or similar law, or the consent by the Servicer to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Servicer or of any substantial part of its property or the making by the Servicer of an assignment for the benefit of creditors or the failure by the Servicer generally to pay its debts as such debts become due or the taking of corporate action by the Servicer in furtherance of any of the foregoing;

provided, however, that the occurrence and continuation of any event set forth in clauses (a) through (e) with respect to the 20[_]-[_] SUBI will be a Servicer Default only with respect to the 20[_]-[_] SUBI and will not be a Servicer Default with respect to the UTI or any Other SUBI.
Notwithstanding the foregoing, a delay in or failure of performance referred to under clause (c) for a period of 120 days, under clause (a) for a period of 45 days or under clause (d) for a period of 60 days, will not constitute a Servicer Default if that failure or delay was caused by force majeure. Upon the occurrence of any such event, the Servicer will not be relieved from using all commercially reasonable efforts to perform its obligations in a timely manner in accordance with the terms of the Servicing Agreement, and the Servicer will provide to the Indenture Trustee, the Vehicle Trustee, the Depositor and the Securityholders prompt notice of such failure or delay by it, together with a description of its efforts to so perform its obligations.
Upon the occurrence of any Servicer Default with respect to the 20[_]-[_] SUBI, the sole remedy available to the holders of the UTI and the 20[_]-[_] SUBI will be to remove the Servicer and appoint a successor Servicer. However, if the commencement of a bankruptcy or similar case or proceeding were the only default, the Servicer or its trustee-in-bankruptcy might have the power to prevent that removal. See “—Rights Upon Servicer Default” below.
Rights Upon Servicer Default
The Servicing Agreement will provide that upon the occurrence of a Servicer Default, the Vehicle Trustee shall, to the extent such Servicer Default relates to the SUBI Assets, upon the written direction of the holder and pledgee of the SUBI Certificate (which holder for this purpose will be the Indenture Trustee, acting at the direction of the Noteholders holding not less than 66 2/3% of the aggregate principal amount of the outstanding Notes of the Controlling Class), waive any default by the Servicer in the performance of its obligations under the Servicing Agreement or terminate all of the rights and obligations of the Servicer under the Servicing Agreement with respect to the SUBI Assets. Upon any such waiver of a past default, such Servicer Default shall cease to exist and shall be deemed to have been remedied. If the Servicer is terminated, the Vehicle Trustee will effect that termination by delivering notice thereof to the Servicer, with a copy to each Rating Agency rating the Notes or any other securities based on any Other SUBIs affected by that Servicer Default.
Upon the termination of the Servicer with respect to the SUBI Assets, the Servicer subject to that termination will continue to perform its functions as Servicer, until the date on which the Vehicle Trustee acting at the direction of the holder of the SUBI Certificate (which holder for this purpose will be the Indenture Trustee, acting at the direction of the Noteholders holding not less than 66 2/3% of the aggregate principal amount of the outstanding Notes of the Controlling Class) shall have appointed a successor servicer under the Servicing Agreement.  The Vehicle Trustee will have the right to approve any successor servicer, and that approval may not be unreasonably withheld.  Upon appointment of a successor servicer, the successor servicer will assume all of the rights, responsibilities, duties, liabilities and obligations of the Servicer under the Servicing Agreement; provided, however, that no successor servicer will have any responsibilities with respect to making Advances. Notwithstanding termination under this section, the Servicer shall be entitled to payment of amounts payable to it, for services rendered prior to termination and will have the right to be reimbursed for any outstanding Advances made with respect to the SUBI Assets to the extent funds are available therefor in respect of the Advances made.
If a bankruptcy trustee or similar official has been appointed for the Servicer, that trustee or official may have the power to prevent the Indenture Trustee, the Owner Trustee, the Noteholders or the Certificateholders from effecting that transfer of servicing. Further, in such event, the Servicer shall use its commercially reasonable efforts to effect the orderly and efficient transfer of the servicing of the affected Specified Leases to the successor servicer and as promptly as practicable, the Servicer shall provide to the successor servicer a current computer tape containing all information regarding the related Specified Leases required for the proper servicing of the affected Specified Leases, together with documentation containing any and all information necessary for use of the tape.  The Servicer will promptly reimburse the Issuing Entity and the Administrator for all reasonable expenses incurred by such entity in connection with the transfer of servicing of the Specified Leases.  Any compensation payable to a successor servicer may not be in excess of that permitted the predecessor servicer.
Insolvency Event
Each Transaction Document contains a non-petition clause, under which all applicable parties covenant not to institute any bankruptcy or insolvency proceedings (or take any related actions) against either the Issuing Entity or the Depositor for a period of one year and one day after payment in full of any obligations relating to the Notes or any of the Transaction Documents.
Administration Agreement
The Administrator will enter into an Administration Agreement with the Issuing Entity, the Depositor and the Indenture Trustee.  Under the Administration Agreement, the Administrator will agree to perform all the duties of the Issuing Entity and the Owner Trustee under the Transaction Documents to which the Issuing Entity or the Owner Trustee is a party.  The Administrator will monitor the performance of the Issuing Entity and will notify the Owner Trustee when action is necessary to comply with the respective duties of the Issuing Entity and the Owner Trustee under such agreements. The Administrator will prepare for execution by the Issuing Entity or the Owner Trustee, or shall cause the preparation by other appropriate persons of, all such documents, reports, notices, filings, instruments, certificates and opinions that it shall be the duty of the Issuing Entity or the Owner Trustee to prepare, file or deliver.
In addition, the Administrator will take (or cause to be taken) all appropriate action that the Issuing Entity or the Owner Trustee is required to take pursuant to the Indenture including, among other things:
•	the preparation of or obtaining of the documents and instruments required for execution and authentication of the Notes and delivery of the same to the Indenture Trustee;
•	the preparation of definitive securities in accordance with the instructions of the applicable clearing agency;
•	the preparation, obtaining or filing of the instruments, opinions and certificates and other documents required for the release of property from the lien of the Indenture;
•	the maintenance of an office for registration of transfer or exchange of the Notes;
•	the duty to cause newly appointed paying agents, if any, to deliver to the Indenture Trustee the instrument specified in the Indenture regarding funds held in trust;
•	the direction to the Indenture Trustee to deposit monies with paying agents, if any, other than the Indenture Trustee;
•	the obtaining and preservation of the Issuing Entity’s qualifications to do business in each state where such qualification is required,
•
the preparation of all supplements and amendments to the Indenture and all financing statements, continuation statements, instruments of further assurance and other instruments and the taking of such other action as are necessary or advisable to protect the Trust Estate;

•
the delivery of the opinion of counsel on the closing date and the annual delivery of opinions of counsel as to the Trust Estate, and the annual delivery of the officer’s certificate and certain other statements as to compliance with the Indenture;

•
the notification of the Indenture Trustee and the Rating Agencies of each Servicer Default and, if such Servicer Default arises from the failure of the Servicer to perform any of its duties or obligations under the Servicing Agreement with respect to the SUBI Assets, the taking of all reasonable steps available to remedy such failure;

•	the notification of the Indenture Trustee, the Vehicle Trustee, the Owner Trustee and the Rating Agencies of each Event of Default under the Indenture;
•
the monitoring of the Issuing Entity’s obligations as to the satisfaction and discharge of the Indenture and the preparation of an officer’s certificate and the obtaining of the opinion of counsel and the independent certificate relating thereto;

•	the compliance with the Indenture with respect to the sale of the Trust Estate in a commercially reasonable manner if an Event of Default has occurred and is continuing;
•	the preparation of all required documents and delivery to Noteholders of notice of the removal of the Indenture Trustee and the appointment of a successor indenture trustee;
•	the opening of one or more accounts in the Issuing Entity’s name and the taking of all other actions necessary with respect to investment and reinvestment of funds in the accounts;
•
the preparation of issuer requests, the obtaining of opinions of counsel, if necessary, and the certification to the Indenture Trustee with respect to the execution of supplemental indentures and the mailing to the Noteholders of notices with respect to such supplemental indentures;

•
the duty to notify Noteholders and to make such notice available to the Rating Agencies of redemption of the Notes or to cause the Indenture Trustee to provide such notification pursuant to an Optional Purchase by the Servicer; and

•
the preparation and delivery of all officer’s certificates, opinions of counsel and independent certificates with respect to any requests by the Issuing Entity to the Indenture Trustee to take any action under the Indenture.

To the extent any notice must be delivered to the Rating Agencies by the Issuing Entity, the Owner Trustee, the Vehicle Trustee or the Indenture Trustee, under the terms of the Administration Agreement, such notice will be delivered to the Administrator and the Administrator will deliver such notice to the Rating Agencies hired by the Sponsor.
[As further described herein under “Description of the Notes—Interest”, the Administrator will also make certain determinations with respect to the Class A-2b Notes, including the Benchmark for the Class A-2b Notes, any Benchmark Transition Event and Benchmark Replacement Date, any SOFR Adjustment Conforming Changes and any Benchmark Replacement Conforming Changes.]
As compensation for the performance of the Administrator’s obligations under the Administration Agreement and as reimbursement for its expenses related thereto, the Administrator will be entitled to a monthly administration fee in an amount agreed to between the Administrator and the Servicer, which fee will be paid by the Servicer out of the Servicing Fee.
Amendment
The Servicing Agreement and the SUBI Trust Agreement may be amended by the parties thereto without the consent of the holders of the Notes or the holder of the SUBI Certificate, provided that any such amendment will not, in the good faith judgment of the parties thereto, materially and adversely affect the interest of the holder of the SUBI Certificate or, in the case of any amendment to the Servicing Agreement, any holders of the Notes.  The Servicing Agreement and the SUBI Trust Agreement may also be amended with the consent of the holders of at least a majority of the aggregate outstanding principal amount of the Notes of the Controlling Class and, to the extent affected thereby, the consent of a majority of the holders of the Certificates, provided that, to the extent that any such amendment materially affects the UTI or any Other SUBI, the SUBI Certificate or the SUBI Assets, such amendment will require the consent of at least a majority of the holders of each such security affected thereby.  In the case of any such amendment to the Servicing Agreement or the SUBI Trust Agreement, the amendment will be deemed not to materially and adversely affect the interests of any holder of the Notes if the Rating Agency Condition has been satisfied with respect thereto.  Notwithstanding the foregoing, the consent of the holder of the SUBI Certificate or all of the holders of the Notes and Certificates, as the case may be, will be required in the case of any amendment (i) increasing or reducing in any manner the amount of, or accelerate or delay the timing of, collections or payments in respect of the 20[_]-[_] SUBI or the SUBI Certificate, (ii) distributions required to be made on the Notes or Certificates, or (iii) reducing the percentage of the aggregate principal amount of the Notes or Certificates required to consent to any such amendment.  An opinion of counsel as to certain tax matters is required with respect to any amendment to the Servicing Agreement or the SUBI Trust Agreement.
The Trust Agreement may be amended by the parties to such agreement, without the consent of the holders of the Notes or Certificates, to cure any ambiguity, correct or supplement any provision therein that may be inconsistent with any other provision therein, add any other provisions with respect to matters or questions arising under such agreement that are not inconsistent with the provisions of the agreement, or add or amend any provision therein in connection with permitting transfers of the Certificates or otherwise, provided, that any such action does not materially adversely affect the interests of any holder of the SUBI Certificate (which, so long as any Notes are outstanding, will include the Indenture Trustee) or any holder of the Notes or Certificates.  In the case of any such amendment to the Trust Agreement, the amendment will be deemed not to materially and adversely affect the interests of any holder of the Notes if the Rating Agency Condition is satisfied in respect thereof.  The Trust Agreement may also be amended from time to time by the parties thereto, with the consent of the holders of a majority of the Notes and, to the extent affected thereby, the consent of the holders of a majority of the Certificates, and subject to satisfaction of the Rating Agency Condition with respect thereto, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Trust Agreement or of modifying in any manner the rights of the related holders of the Notes or Certificates.  However, no such amendment described in the immediately preceding sentence may (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, distributions that are required to be made on the Notes or Certificates or (ii) reduce the percentage of the holders of the Notes or Certificates required to consent to any such amendment, without the consent of all such holders, and any such amendment will not be permitted unless an opinion of counsel is furnished to the Indenture Trustee and the Owner Trustee to the effect that such amendment will not (A) affect the treatment of the outstanding Notes as debt for U.S. federal income tax purposes, (B) be deemed to cause a taxable exchange of the Notes for U.S. federal income tax purposes or (C) cause the Issuing Entity or the Vehicle Trust to be characterized as an association or a publicly traded partnership, in either case taxable as a corporation for U.S. federal income tax purposes.  The Trust Agreement may also be amended or supplemented from time to time, at the request of the holders of not less than 75% of the Certificates, to approve certain additional purposes of the Issuing Entity, upon not less than 90 days’ notice from the Administrator to each Rating Agency and each holder of the Notes, with the consent of the holders of at least 75% of the Notes, subject to satisfaction of the Rating Agency Condition with respect thereto, and provided that an opinion of counsel is furnished to the Indenture Trustee and the Owner Trustee to the effect that such amendment or supplement will not affect the treatment of any of the Notes for U.S. federal income tax purposes, or cause the Issuing Entity or the Vehicle Trust to be characterized as an association or a publicly traded partnership, in either case taxable as a corporation for U.S. federal income tax purposes.  Notwithstanding the foregoing, the Trust Agreement may be amended at any time by the parties thereto to the extent reasonably necessary to assure that none of the Vehicle Trust, the Issuing Entity or the Depositor will be characterized as an association, or a publicly traded partnership, in either case taxable as a corporation for U.S. federal income tax purposes.
For purposes of the three immediately preceding paragraphs, the Indenture Trustee will be the holder of the SUBI Certificate for purposes of determining whether any proposed amendment to the SUBI Trust Agreement, the Servicing Agreement or the Trust Agreement will materially adversely affect the interests of the holder of the SUBI Certificate.  For additional information, see “Description of the Transaction Documents—The Indenture—Modification of Indenture” in this prospectus.
The SUBI Certificate Transfer Agreement and the Issuer SUBI Certificate Transfer Agreement may be amended from time to time by the parties thereto without the consent of the holders of the Notes or the Certificates, provided that, in the case of any amendment to the Issuer SUBI Certificate Transfer Agreement, such amendment will not, in the good faith judgment of the parties thereto, materially and adversely affect the interest of any of such holders.
The Administration Agreement may be amended from time to time by the parties thereto, with the written consent of the Owner Trustee but without the consent of the holders of the Notes or Certificates, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Administration Agreement or of modifying in any manner the rights of the holders of the Notes and Certificates, provided, that such amendment will not materially and adversely affect the interest of any such holders.  The Administration Agreement may also be amended by the parties thereto, with the written consent of the Owner Trustee and the holders of a majority of the Notes and Certificates for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Administration Agreement or of modifying in any manner the rights of the holders of the Notes and Certificates, provided, however, that no such amendment may (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the Specified Leases or distributions that are required to be made for the benefit of the holders of the Notes and Certificates or (ii) reduce the percentage of the holders of the Notes and Certificates which are required to consent to any such amendment, without the consent of the holders of all such Notes and Certificates.  The Administrator may not amend the Administration Agreement without the permission of the Depositor, which permission may not be unreasonably withheld.
The Asset Representations Review Agreement may be amended from time to time by the parties thereto, without the consent of any holders of the Notes to (i) comply with any change in any applicable federal or state law, to cure any ambiguity, to correct or supplement any provisions in the Asset Representations Review Agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the Asset Representations Review Agreement; provided, however, that such action, as evidenced by an opinion of counsel delivered to the Issuing Entity and the Servicer, shall not adversely affect in any material respect the interests of any Noteholder whose consent has not been obtained, or (ii) correct any manifest error in the terms of the Asset Representations Review Agreement as compared to the terms expressly set forth in this prospectus. The Asset Representations Review Agreement may also be amended by the parties thereto, with the written consent of the holders of a majority of the Note Balance for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Asset Representations Review Agreement or of modifying in any manner the rights of the Noteholders.
Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates
In general, except as otherwise described in this prospectus and the Transaction Documents, any Notes owned by the Issuing Entity, the Depositor, the Servicer (so long as BMW FS or one of its affiliates is the servicer) or any of their respective affiliates will be entitled to benefits under the Transaction Documents equally and proportionately to the benefits afforded other owners of the Notes. See “Formation of the Issuing Entities,” “The Transaction Documents—Servicer Defaults” and “—Amendment” in this prospectus.
[The [Swap][Cap] Agreement]
On the Closing Date, the Issuing Entity will enter into an interest rate [swap][cap] agreement (the “[Swap][Cap] Agreement”) with [__________], an eligible [swap][cap] counterparty (the “[Swap][Cap] Counterparty”), to hedge the [basis] risk that results from [the payment of a [insert floating rate benchmark]-based floating rate of interest on the Class A-2b Notes][ [insert floating rate benchmark] fluctuations].
As of the Closing Date, the Significance Percentage of the [Swap][Cap] Agreement is expected to be [less than 10%][at least 10% but less than 20%].  For these purposes, “Significance Percentage means, as of the Closing Date, the percentage that the Significance Estimate represents of the Notes, and “Significance Estimate means, as of the Closing Date, with respect to the [Swap][Cap] Agreement, the reasonable good faith estimate of the maximum probable exposure of the Issuing Entity to the [Swap][Cap] Counterparty, which estimate is made in the same manner as that utilized in the Sponsor’s internal risk management process for similar instruments.  [To the extent the Significance Percentage is (x) greater than 10%, the financial data regarding the [Swap][Cap] Counterparty will be included in the applicable prospectus as required by Item 1115(b)(1) of Regulation AB and (y) greater than 20%, the financial statements regarding the [Swap][Cap] Counterparty will be included in the applicable prospectus as required by Item 1115(b)(2) of Regulation AB.]

The [Swap][Cap] Agreement will be documented under a 2002 ISDA Master Agreement (Multicurrency‑Cross Border) modified to reflect the terms of the Notes, the Indenture and the Trust Agreement.
Under the [Swap][Cap] Agreement, the [Swap][Cap] Counterparty will make the payments described below to the Administrator on behalf of the Issuing Entity, on or before the [____] Business Day preceding each Payment Date while the [Swap][Cap] Agreement is still in effect.
Under the [Swap][Cap] Agreement, the [Swap][Cap] Counterparty will pay to the Issuing Entity an amount equal to the product of:
•
[the excess, if any, of] a [insert floating rate benchmark]-based floating rate of interest (provided that [insert floating rate benchmark] for the first Payment Date will be determined using the same formula that applies to the Class A-2b Notes) [over [____]%],

•	the outstanding principal balance of the Class A-2b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date); and
•	a fraction, the numerator of which is the actual number of days elapsed in the related accrual period and the denominator of which is 360.
All amounts received from the [Swap][Cap] Counterparty will be deposited into the Collection Account and will become part of Available Collections on the next distribution date.
[In exchange for the Swap Counterparty’s payments under the Swap Agreement, the Issuing Entity will pay to the Swap Counterparty from Available Collections and, if necessary, the Reserve Fund, on or before each Payment Date while the Swap Agreement is still in effect, prior to interest payments on the Notes, an amount equal to the product of:
•	a fixed rate of interest with respect to the Class A-2b Notes;
•	the outstanding Principal Balance of the Class A-2b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date); and
•	a fraction, the numerator of which is 30 and the denominator of which is 360]
[In exchange for the Cap Counterparty’s payments under the Cap Agreement, the Issuing Entity will pay to the Cap Counterparty an upfront payment on the Closing Date (or, if the Issuing Entity enters into a replacement Cap Agreement during the transaction, prior to interest on the Notes).]
[The payment obligations of the Issuing Entity and the Swap Counterparty under the Swap Agreement will be netted.]
[Termination Date]
[The Swap Agreement will terminate on the earliest to occur of: (i) the distribution date on which the outstanding Principal Balance of Class A-2b Notes is reduced to zero; or (ii) the maturity date of the Class A-2b Notes (the “Swap Termination”).  The Swap Agreement may terminate earlier than that date if an Event of Default or a termination event under the Swap Agreement occurs.]
Modifications and Amendment of the [Swap][Cap] Agreement
The Trust Agreement and the Indenture will contain provisions permitting the Indenture Trustee to enter into amendments to the [Swap][Cap] Agreement to cure any ambiguity in, or correct or supplement any provision of the [Swap][Cap] Agreement, so long as the Administrator determines that the amendment will not adversely affect the interest of the Noteholders whose written consent has not been obtained.
Default Under the Swap Agreement
Events of default under the [Swap][Cap] Agreement are limited to:
•	the failure of [the Issuing Entity or] the [Swap][Cap] Counterparty to pay or deliver any amount when due under the [Swap][Cap] Agreement after giving effect to the applicable grace period;
•	the occurrence of certain events of bankruptcy and insolvency;
•
an acceleration of the principal of the Notes following an Event of Default (other than an Event of Default relating to a breach of any covenant or a violation of any representation or warranty) which acceleration has become non-rescindable and non-waivable;

•
an acceleration of the principal of the Notes following an Event of Default for a breach of any covenant or a violation of any representation or warranty which acceleration has become non-rescindable and non-waivable, and pursuant to which the Indenture Trustee has liquidated the Specified Leases; and

•
the following other standard events of default under the 2002 ISDA Master Agreement, as modified by the terms of the [Swap][Cap] Agreement: “Breach of Agreement” (not applicable to the Issuing Entity), “Credit Support Default” (not applicable to the Issuing Entity), “Misrepresentation” (not applicable to the Issuing Entity), “Default Under Specified Transaction” (not applicable to the Issuing Entity), “Cross‑Default” (not applicable to the Issuing Entity) and “Merger Without Assumption” (not applicable to the Issuing Entity), as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v), 5(a)(vi) and 5(a)(viii), respectively, of the 2002 ISDA Master Agreement.

Termination Events
The [Swap][Cap] Agreement will contain usual and customary termination events, as well as additional termination events.  The additional termination events include (i) the failure of the [Swap][Cap] Counterparty to comply with certain requirements associated with the downgrade of its credit ratings and (ii) the occurrence of certain other events, in each case as specified in the [Swap][Cap] Agreement.
Early Termination of the [Swap][Cap] Agreement
Upon the occurrence of any event of default under the [Swap][Cap] Agreement or a termination event, the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date.  The Issuing Entity may not designate an early termination date without the consent of the Administrator.
Upon any early termination of the [Swap][Cap] Agreement, [either the Issuing Entity or] the [Swap][Cap] Counterparty[, as the case may be,] may be liable to make a termination payment to the [other, regardless of which party has caused that termination][Issuing Entity].  The amount of that termination payment will be based on the value of the [swap][cap] transaction as computed in accordance with the procedures in the [Swap][Cap] Agreement.  [In the event that the Issuing Entity is required to make a termination payment following an event of default or termination event under the Swap Agreement, the payment will be payable pari passu with the Class A Noteholders’ interest distribution amount unless (i) an event of default under the Swap Agreement occurs with respect to which the Swap Counterparty is the defaulting party or (ii) a termination event (other than “Illegality” or a “Tax Event”, as described in Sections 5(b)(i) and 5(b)(ii), respectively, of the 2002 ISDA Master Agreement) or additional termination event occurs with respect to which the Swap Counterparty is the sole affected party, in which case such payment will be payable after the payment of certain additional amounts on the related distribution date, as described under “Payments on the Notes—Priority of Payments.”  However, in the event that a termination payment is owed to the Swap Counterparty following any other event of default by the Issuing Entity under the Swap Agreement, any swap default resulting from a default of the Swap Counterparty or a termination event under the Swap Agreement, the termination payment will be subordinate to the right of the Noteholders to receive full payment of principal of and interest on the Notes on that Payment Date[, to the replenishment of the Reserve Fund to the Reserve Fund Requirement Balance] and to any unpaid fees and expenses of the Indenture Trustee.]
Upon termination of the [Swap][Cap] Agreement, the Administrator, on behalf of the Issuing Entity will attempt to enter into a replacement [Swap][Cap] Agreement on substantially the same terms as the original [Swap][Cap] Agreement.  However, no assurance can be given that this will be possible under then-existing economic or market conditions or that the Issuing Entity will have sufficient funds available for this purpose.]
[Swap/Cap Counterparty(ies)]
 [Note: A description of general character of swap/cap counterparty's business and, depending on the applicable Significance Percentage, any financial disclosure required by Item 1115(b)(1) of Regulation AB will be included as applicable and as supplied by the swap/cap counterparty.]  [_____, a _____ [corporation] [limited liability company] [and _____, a _____ [corporation] [limited liability company]] will be the swap [counterparty] [counterparties].]
Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI
The Vehicle Trust
General.  The Vehicle Trust is a statutory trust under Delaware law.  In a statutory trust, the trust property is managed for the profit of the beneficiaries, as opposed to a common law “asset preservation” trust, where the trustee is charged with the mere maintenance of trust property. The principal requirement for the formation of a statutory trust in Delaware is the execution of a trust agreement and the filing of a Certificate of Trust with the Secretary of State of the State of Delaware. The Vehicle Trust has been so formed. The Vehicle Trust has also made trust filings or obtained certificates of authority to transact business in some states where, in the judgment of the Servicer, such action may be required.
Because the Vehicle Trust is a statutory trust for Delaware and other state law purposes, it, like a corporation, may be eligible to be a debtor in its own right under the United States Bankruptcy Code (the “Bankruptcy Code”), as further described under “—Insolvency-Related Matters”. To the extent that the Vehicle Trust may be eligible for relief under the Bankruptcy Code or similar applicable state laws (the “Insolvency Laws”), the Vehicle Trustee is not authorized to commence a case or proceeding thereunder. Each of the Vehicle Trustee, the UTI Beneficiary and the holders from time to time of the UTI, the 20[_]-[_] SUBI and any Other SUBI have agreed not to institute a case or proceeding against the Vehicle Trust under any Insolvency Law for a period of one year and one day after payment in full of all distributions to holders of the UTI, the 20[_]-[_] SUBI and any Other SUBI under the Vehicle Trust Agreement. See “Description of the Transaction Documents—Insolvency Event” in this prospectus.
Notwithstanding the foregoing, claims against Vehicle Trust Assets could have priority over the beneficial interest in those assets represented by the 20[_]-[_] SUBI. Additionally, claims of a third party against the Vehicle Trust Assets, including the SUBI Assets, to the extent such claims are not covered by insurance, would take priority over the holders of beneficial interests in the Vehicle Trust, such as the Indenture Trustee.
Structural Considerations. Unlike many structured financings in which the holders of the related securities have a direct ownership interest or a perfected security interest in the underlying assets being securitized, the Issuing Entity will not directly own the SUBI Assets. Instead, the Vehicle Trust will own the Vehicle Trust Assets, including the SUBI Assets, and the Vehicle Trust will take actions with respect thereto in the name of the Vehicle Trust on behalf of and as directed by the beneficiaries of the Vehicle Trust (i.e., the holders of the UTI Certificate, the SUBI Certificate and all Other SUBI Certificates). The primary asset of the Issuing Entity will be the SUBI Certificate evidencing a 100% beneficial interest in the SUBI Assets, and the Owner Trustee will take action with respect thereto in the name of the Issuing Entity and on behalf of the Securityholders and the Depositor. Beneficial interests in the related Specified Leases and the related Specified Vehicles represented by the SUBI Certificate, rather than direct legal ownership are transferred under this structure in order to avoid the administrative difficulty and expense of retitling the Specified Vehicles in the name of the transferee. The Servicer and/or the Vehicle Trustee will segregate the SUBI Assets from the other Vehicle Trust Assets on the books and records each maintains for such assets.  Neither the Servicer nor any holders of other beneficial interests in the Vehicle Trust will have rights in such SUBI Assets and, except under the limited circumstances described under “—Allocation of Vehicle Trust Liabilities,” payments made on any Vehicle Trust Assets other than the SUBI Assets will be unavailable to make payments on the Securities or to cover expenses of the Vehicle Trust allocable to such SUBI Assets.
Allocation of Vehicle Trust Liabilities. The Vehicle Trust Assets are comprised of several pools of Other SUBI Assets, together with the SUBI Assets and the UTI Assets. The UTI Beneficiary may in the future pledge the UTI as security for obligations to third-party lenders, and may in the future create and sell or pledge Other SUBIs in connection with other financings. The Vehicle Trust Agreement will permit the Vehicle Trust, in the course of its activities, to incur certain liabilities relating to its assets other than the SUBI Assets, or relating to its assets generally. Pursuant to the Vehicle Trust Agreement, as among the beneficiaries of the Vehicle Trust, any Vehicle Trust liability relating to a particular pool of Vehicle Trust Assets will be allocated to and charged against the pool of Vehicle Trust Assets to which it belongs. Vehicle Trust liabilities incurred with respect to the Vehicle Trust Assets generally will be borne pro rata among all pools of Vehicle Trust Assets. The Vehicle Trustee and the beneficiaries of the Vehicle Trust, including the Issuing Entity, will be bound by that allocation. In particular, the Vehicle Trust Agreement will require the holders from time to time of the UTI Certificates and any Other SUBI Certificates to waive any claim they might otherwise have with respect to the SUBI Assets and to fully subordinate any claims to such SUBI Assets in the event that such waiver is not given effect. Similarly, by virtue of holding Notes or a beneficial interest therein, noteholders will be deemed to have waived any claim they might otherwise have with respect to the UTI Assets or any Other SUBI Assets.
The Vehicle Trust Assets are located in several states, the tax laws of which vary. Additionally, the Vehicle Trust may in the future own Leases and Leased Vehicles located in states other than the states in which it conducts business as of the date of this prospectus.  Should the UTI Beneficiary fail to fulfill its indemnification obligations, amounts otherwise distributable to it as holder of the UTI Certificates will be applied to satisfy such obligations. However, it is possible that Noteholders could incur a loss on their investment in the event the UTI Beneficiary did not have sufficient assets available, including distributions in respect of the UTI, to satisfy such state or local tax liabilities.
The Vehicle Trust Agreement provides for the UTI Beneficiary to be liable as if the Vehicle Trust were a disregarded entity and the UTI Beneficiary was the general partner of the partnership to the extent necessary after giving effect to the payment of liabilities allocated severally to the holders of SUBI Certificate and any Other SUBI Certificates. However, it is possible that the Noteholders and Certificateholders could incur a loss on their investment to the extent any such claim were allocable to the Issuing Entity as the holder of a SUBI Certificate, either because a lien arose in connection with the SUBI Assets or in the event the UTI Beneficiary did not have sufficient assets available, including distributions in respect of the UTI, to satisfy such claimant or creditor in full.
The 20[_]-[_] SUBI
The 20[_]-[_] SUBI will evidence a beneficial interest in the SUBI Assets. The 20[_]-[_] SUBI will represent neither a direct legal interest in the SUBI Assets, nor an interest in any Vehicle Trust Assets other than the SUBI Assets. Payments made on or in respect of such other Vehicle Trust Assets will not be available to make payments on the Securities or to cover expenses of the Vehicle Trust allocable to the SUBI Assets. Any liability to third parties arising from or in respect of a Specified Lease or a Specified Vehicle will be borne by the holders of the 20[_]-[_] SUBI, including the Issuing Entity.  If any such liability arises from a Lease or Leased Vehicle that is an Other SUBI Asset or a UTI Asset, the SUBI Assets will not be subject to such liability.
Because the Issuing Entity’s primary asset will be the SUBI Certificate, the Issuing Entity, and, accordingly, the Indenture Trustee, will have an indirect beneficial ownership interest, rather than a security interest, in the SUBI Assets. Except as otherwise described below or under “Certain Legal Aspects of the Specified Leases and the Specified Vehicles,” generally the Issuing Entity will not have a perfected security interest in the SUBI Assets, and in no circumstances will the Issuing Entity have a direct ownership or perfected security interest in any Specified Vehicle.
The Issuing Entity will generally be deemed to own the SUBI Certificate and, through such ownership, to have an indirect beneficial ownership interest in the related Specified Leases and Specified Vehicles. If a court of competent jurisdiction were to recharacterize the sale of the SUBI Certificate to the Issuing Entity, the Issuing Entity, or, during the term of the Indenture, the Indenture Trustee, could instead be deemed to have a perfected security interest in the SUBI Certificate, and certain rights susceptible to perfection under the UCC, but in no event would the Issuing Entity or the Indenture Trustee be deemed to have a perfected security interest in the related Specified Vehicles.
Because the Issuing Entity will not directly own the SUBI Assets, and because its interest therein will generally be an indirect beneficial ownership interest, perfected liens of third-party creditors of the Vehicle Trust in the SUBI Assets will take priority over the interests of the Issuing Entity and the Indenture Trustee in the SUBI Assets. Therefore, a general creditor of the Vehicle Trust may obtain a lien on one or more SUBI Assets, regardless of whether its claim would be allocated to such SUBI Assets under the terms of the Vehicle Trust Agreement. Such liens could include tax liens, liens arising under various federal and state criminal statutes, certain liens in favor of the Pension Benefit Guaranty Corporation and judgment liens resulting from successful claims against the Vehicle Trust arising from the operation of the Specified Vehicles. See “Risk Factors—Risks Primarily Related to Bankruptcy and Insolvency of Transaction Parties and Perfection of Security Interests—Interests of other persons in the specified leases and the specified vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes” and “—Vicarious tort liability may result in a loss” and “Certain Legal Aspects of the Specified Leases and the Specified Vehicles—Vicarious Tort Liability” in this prospectus for a further discussion of these risks.
Insolvency-Related Matters
Each holder or pledgee of the UTI Certificates and any Other SUBI Certificate will be required to expressly disclaim any interest in the SUBI Assets and to fully subordinate any claims to such SUBI Assets in the event that disclaimer is not given effect. Although no assurances can be given, in the unlikely event of the bankruptcy of BMW LP, the Depositor believes that any SUBI Assets would not be treated as part of BMW LP’s bankruptcy estate and that, even if they were so treated, the subordination by the holders and pledgees of the UTI Certificates and any Other SUBI Certificate would be enforceable. In addition, as described herein under “Risk Factors—Risks Primarily Related to Bankruptcy and Insolvency of Transaction Parties and Perfection of Security Interests—The bankruptcy of BMW FS (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your notes,” each of BMW LP, the Vehicle Trust, or the Vehicle Trustee when acting on its behalf, and the Depositor has taken steps in structuring the transactions described in this prospectus and has undertaken to act throughout the life of such transactions in a manner intended to ensure that in the event a voluntary or involuntary case is commenced by or against BMW FS under the Insolvency Laws, the separate legal existence of each of BMW FS, on the one hand, and the Vehicle Trust and the Depositor, on the other hand, will be maintained such that none of the respective assets and liabilities of the Vehicle Trust, BMW LP or the Depositor should be consolidated with those of BMW FS.
With respect to the Depositor, these steps include its creation as a separate limited liability company under a limited liability company agreement containing certain limitations, including the requirement that it must have at all times a member with at least one independent director, and restrictions on the nature of its businesses and operations and on its ability to commence a voluntary case or proceeding under any Insolvency Law without the unanimous affirmative vote of all members.
There can be no assurance, however, that the limitations on the activities of BMW LP, the Vehicle Trust and the Depositor, as well as the restrictions on their abilities to obtain relief under Insolvency Laws or lack of eligibility thereunder, as described above, would prevent a court from concluding that their assets and liabilities should be consolidated with those of BMW FS, if BMW FS becomes the subject of a case or proceeding under any Insolvency Law.
If a case or proceeding under any Insolvency Law were to be commenced by or against any of BMW FS, the Vehicle Trust or the Depositor, if a court were to order the substantive consolidation of the assets and liabilities of any of such entities with those of BMW FS or if an attempt were made to litigate any of the foregoing issues, delays in distributions on the SUBI Certificate, and possible reductions in the amount of such distributions, to the Issuing Entity and therefore to the Noteholders, could occur. Because the Issuing Entity has pledged its rights in and to the SUBI Certificate to the Indenture Trustee, such distribution would be made to such indenture trustee, which would be responsible for retitling the applicable Specified Vehicles. The cost of that retitling would reduce amounts payable from the SUBI Assets that are available for payments of interest on and principal of the Notes, and in that event, the Noteholders could suffer a loss on their investment.
BMW LP will treat its conveyance of the SUBI Certificate to the Depositor as an absolute sale, transfer and assignment of all of its interest therein for all purposes. However, if a case or proceeding under any Insolvency Law were commenced by or against BMW LP, and BMW LP as debtor-in-possession or a creditor, receiver or bankruptcy trustee of BMW LP were to take the position that the sale, transfer and assignment of such SUBI Certificate by BMW LP to the Depositor should instead be treated as a pledge of such SUBI Certificate to secure a borrowing by BMW LP, delays in payments of proceeds of the SUBI Certificate to the Issuing Entity, and therefore to the Noteholders, could occur or, should the court rule in favor of that position, reductions in the amount of such payments could result.
As a precautionary measure, the Depositor will take the actions requisite to obtaining a security interest in the SUBI Certificate as against BMW LP which the Depositor will assign to the Issuing Entity and the Issuing Entity will assign to the Indenture Trustee. The Indenture Trustee will have a perfected security interest in the SUBI Certificate, which will each be a “certificated security” or a “general intangible” under the UCC, by possession and the filing of UCC financing statements. Accordingly, if the conveyance of the SUBI Certificate by BMW LP to the Depositor were not respected as an absolute sale, transfer and assignment, the Depositor, and ultimately the Issuing Entity and the Indenture Trustee as successors in interest, should be treated as a secured creditor of BMW LP, although a case or proceeding under any Insolvency Law with respect to BMW LP could result in delays or reductions in distributions on the SUBI Certificate as indicated above, notwithstanding such perfected security interest.
In the event that the Servicer were to become subject to a case under the Bankruptcy Code, some payments made within one year of the commencement of such case, including Advances and Reallocation Payments, may be recoverable by the Servicer as debtor-in-possession or by a creditor or a trustee in bankruptcy as a preferential transfer from the Servicer. See “Risk Factors—Risks Primarily Related to Bankruptcy and Insolvency of Transaction Parties and Perfection of Security Interests—The bankruptcy of BMW FS (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your notes.”
Dodd Frank Orderly Liquidation Framework
General. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. Title II of the Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (the “FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority (the “OLA”) as described in more detail below. The proceedings, standards, powers of the FDIC as receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the FDIC has yet to use OLA in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including BMW FS, the UTI Beneficiary, the Depositor, the Vehicle Trust, the Issuing Entity, or any of their respective creditors.  On February 21, 2018, the Department of the Treasury proposed a number of changes to the bankruptcy process for financial companies and reform of the FDIC’s OLA authority. It is uncertain whether these proposals or other amendments to OLA will be enacted by statute or regulation, and what effect they would have on BMW FS, the UTI Beneficiary, the Depositor, the Vehicle Trust, the Issuing Entity or any of their respective creditors.
Potential Applicability to BMW FS, the UTI Beneficiary, the Depositor, the Vehicle Trust and the Issuing Entity. There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA as a covered financial company, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would avoid or mitigate these adverse effects.
If BMW FS were determined to be a “covered financial company,” the UTI Beneficiary, the Vehicle Trust, the Issuing Entity or the Depositor as “covered subsidiaries” could also potentially be subject to the provisions of OLA as a “covered financial company.”  For the UTI Beneficiary, the Vehicle Trust, the Issuing Entity or the Depositor to be subject to receivership under OLA as a covered subsidiary of BMW FS (1) the FDIC would have to be appointed as receiver for BMW FS under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the UTI Beneficiary, the Vehicle Trust, the Issuing Entity or the Depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of BMW FS.
There can be no assurance that the Secretary of the Treasury would not determine that the failure of BMW FS or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to BMW FS, the UTI Beneficiary, the Vehicle Trust, the Depositor or the Issuing Entity or, if it were to apply, that the timing and amounts of payments to the Noteholders would not be less favorable than under the Bankruptcy Code.
FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of BMW FS or of a covered subsidiary thereof under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which BMW FS or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of BMW FS’ or such covered subsidiary’s affairs.  In January 2011, in response to questions regarding whether the FDIC would apply its repudiation power under Section 210(c) of the Dodd-Frank Act to transfers of assets where the assets would not be treated as property of the estate under the Bankruptcy Code, the then-Acting General Counsel of the FDIC, later appointed as General Counsel (the “FDIC Counsel”) issued an advisory opinion letter clarifying, among other things, its intended application of the FDIC’s repudiation power under the OLA.  In that advisory opinion, the FDIC Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include BMW FS or its subsidiaries (including the UTI Beneficiary, the Vehicle Trust, the Depositor and the Issuing Entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include BMW FS or its subsidiaries (including the UTI Beneficiary, the Vehicle Trust, the Depositor and the Issuing Entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code.  Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that if further regulations affecting the statutory power to disaffirm or repudiate contracts are implemented the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any such regulations.  Subsequent to the advisory opinion, the FDIC has issued regulations implementing OLA; none of those regulations alters or contradicts the views of FDIC Counsel in the advisory opinion regarding the power of the FDIC to disaffirm or repudiate contracts.  To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving BMW FS or its subsidiaries (including the UTI Beneficiary, the Vehicle Trust, the Depositor or the Issuing Entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the Securities issued by the Issuing Entity could be delayed or reduced.
We will structure the transfers of the SUBI Certificate under the SUBI Certificate Transfer Agreement and Issuer SUBI Certificate Transfer Agreement with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the FDIC Counsel’s advisory opinion rendered in January 2011 and other applicable law, BMW FS believes that the FDIC would not be able to recover the SUBI Certificate transferred under the SUBI Certificate Transfer Agreement and the Issuer SUBI Certificate Transfer Agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the Depositor under the SUBI Certificate Transfer Agreement would be treated as having made a loan to the UTI Beneficiary, as the seller, and the Issuing Entity under the Issuer SUBI Certificate Transfer Agreement would be treated as having made a loan to the Depositor, as the seller, in each case secured by the transferred SUBI Certificate. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying damages to the lenders. If the Issuing Entity were placed in receivership under OLA, this repudiation power would extend to the Notes issued by the Issuing Entity.  The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.
Regardless of whether the transfers under the SUBI Certificate Transfer Agreement and Issuer SUBI Certificate Transfer Agreement are respected as legal true sales, as receiver for BMW FS or a covered subsidiary the FDIC could:
•	require the Issuing Entity, as assignee of the Depositor, to go through an administrative claims procedure to establish its rights to payments collected on the SUBI Certificate; or
•
if the Vehicle Trust were a covered subsidiary, require the Issuing Entity as the owner of the SUBI Certificate or the Indenture Trustee as secured creditor with a security interest in the SUBI Certificate to go through an administrative claims procedure to establish its rights to payments on the SUBI Certificate; or

•	if the Issuing Entity were a covered subsidiary, require the Indenture Trustee to go through an administrative claims procedure to establish its rights to payments on the Notes; or
•
request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against BMW FS or a covered subsidiary (including the UTI Beneficiary, the Vehicle Trust and the Issuing Entity); or

•	repudiate BMW FS’ ongoing servicing obligations under the Servicing Agreement, such as its duty to collect and remit payments or otherwise service the leases and related leased vehicles; or
•	prior to any such repudiation of the Servicing Agreement, prevent any of the Indenture Trustee or the Noteholders from appointing a successor Servicer; or
•	repudiate the duties of the Vehicle Trust or the Vehicle Trustee under the SUBI Trust Agreement or any other agreements to which the Vehicle Trust is a party.
There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which BMW FS or a covered subsidiary (including the UTI Beneficiary, the Vehicle Trust and the Issuing Entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of BMW FS or any covered subsidiary or affect any contractual rights of BMW FS or a covered subsidiary (including the UTI Beneficiary, the Vehicle Trust and the Issuing Entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.  The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.
If the Issuing Entity were itself to become subject to OLA as a “covered subsidiary,” the FDIC may repudiate the debt of the Issuing Entity. In such an event, the Noteholders would have a secured claim in the receivership of the Issuing Entity for “actual direct compensatory damages” as described above but delays in payments on such Notes would occur and possible reductions in the amount of those payments could occur.
If the FDIC, as receiver for BMW FS, the UTI Beneficiary, the Vehicle Trust, the Depositor or the Issuing Entity, were to take any of the actions described above, payments or distributions of principal and interest on the Securities issued by the Issuing Entity would be delayed and may be reduced.

Certain Legal Aspects of the Specified Leases and the Specified Vehicles
General
The perfection of the security interests in the SUBI Assets and the enforcement of rights to realize on the Specified Vehicles as collateral for the Specified Leases are subject to a number of federal and state laws, including the UCC as in effect in various states.  The Specified Leases will be either “tangible chattel paper” or “electronic chattel paper” (collectively, “chattel paper”) each as defined in the UCC.
All Specified Leases acquired from Centers name the Vehicle Trust, or the Vehicle Trustee on behalf of the Vehicle Trust, as assignee and as the secured party.  BMW FS’ possession, as Servicer, of tangible contracts and its control of electronic contracts on behalf of the Vehicle Trust and its assigns will perfect their interests in the Leases against the related Center and their creditors and also provide the Vehicle Trust and its assigns priority over any prior secured creditors, such as an inventory financer, that has a security interest in the Specified Leases.
BMW FS, on behalf of the Vehicle Trust and its assigns, will have “control” of an electronic contract under the UCC in effect in each state if either (1) (a) there is a “single authoritative copy” of the electronic contract that is readily distinguishable from all other copies and which identifies the Vehicle Trust as the owner, (b) all other copies of the electronic contract indicate that they are not the “authoritative copy” of the electronic contract, (c) any revisions to the authoritative copy of the electronic contract are readily identifiable as either authorized or unauthorized revisions, (d) authorized revisions of the electronic contract cannot be made without the Vehicle Trust’s participation, and (e) the authoritative copy is communicated to and maintained by BMW FS or its designated custodian, or (2) except in New York and Oklahoma, the system employed by or on behalf of the Vehicle Trust for evidencing the transfer of interests in the electronic chattel paper reliably establishes the secured party as the person to whom the electronic chattel paper is assigned.
Back-up Security Interests
Because the Issuing Entity will own the SUBI Certificate, the Issuing Entity will have an indirect beneficial interest, rather than a security interest, in the SUBI Assets.  Except as otherwise described below, the Indenture Trustee generally will not have a perfected security interest in the property of the Issuing Entity or any SUBI Assets and in no circumstances will the Indenture Trustee have a perfected security interest in any related Specified Vehicle.
As described herein under “Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI,” the Indenture Trustee will have a security interest in the SUBI Certificate perfected by possession.
The SUBI Assets will consist principally of the Specified Leases and the related Specified Vehicles, subject to the rights of the User-Lessees under the Specified Leases. The Specified Leases will be “tangible chattel paper” or “electronic chattel paper” as defined in the UCC. Pursuant to the UCC, a non-possessory security interest in or transfer of chattel paper may be perfected by filing a UCC-1 financing statement with the appropriate filing office in the state where the debtor has its chief executive office. Accordingly, as a precaution, UCC-1 financing statements relating to the Specified Leases will be filed naming:
•	the Vehicle Trust as debtor and the Indenture Trustee as assignee secured party;
•	BMW LP as debtor and the Indenture Trustee as assignee secured party;
•	the Depositor as debtor and the Indenture Trustee as assignee secured party; and
•	the Issuing Entity as debtor and the Indenture Trustee as secured party.
Perfection and the effect of perfection or non-perfection of a security interest in Specified Vehicles are governed by the certificate of title statutes of the states in which such Specified Vehicles are located. Because of the administrative burden and expense of perfecting an interest in automobiles under the certificate of title statutes in the states in which the Specified Leases were originated, the Indenture Trustee’s interest in such Specified Vehicles will be unperfected, and therefore, the Indenture Trustee will only have a perfected security interest in the related Specified Leases. The Indenture Trustee’s security interest in the related Specified Leases could be subordinate to the interests of some other parties who take possession of or, in the case of electronic chattel paper, “control” of the authoritative copy of, the related Specified Leases. Specifically, the Issuing Entity’s security interest in a Specified Lease could be subordinate to the rights of a purchaser of that Specified Lease who takes possession thereof without knowledge or actual notice of the Issuing Entity’s security interest. The Specified Leases (or the authoritative copies thereof) will not be stamped to indicate the precautionary security arrangements. However, the Servicing Agreement requires the Servicer to retain custody or control of all Specified Leases. To the extent that a valid lien is imposed by a third party against a Specified Vehicle, the interest of the lienholder will be superior to the unperfected beneficial interest of the Issuing Entity in that Specified Vehicle. For further information relating to potential liens on the SUBI Assets, see “Description of the Transaction Documents—Notification of Liens and Claims” herein and “Description of the Transaction Documents—Custody of Lease Documents and Certificates of Title” and “Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI—The 20[_]-[_] SUBI” in this prospectus.
As noted under “Certain Legal Aspects of the Vehicle Trust and the 20[_]-[_] SUBI—The 20[_]-[_] SUBI,” various liens could be imposed upon all or part of the SUBI Assets that, by operation of law, would take priority over the Issuing Entity’s interest therein. Such liens would include tax liens, mechanics’, repairmen’s, garagemen’s and motor vehicle accident liens and some liens for personal property taxes, in each case arising with respect to a particular Specified Vehicle, liens arising under various state and federal criminal statutes and some liens more fully described under “Risk Factors—Risks Primarily Related to Bankruptcy and Insolvency of Transaction Parties and Perfection of Security Interests—Interests of other persons in the specified leases and the specified vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payment on your notes” in favor of the Pension Benefit Guaranty Corporation. Additionally, any perfected security interest of the Issuing Entity in all or part of the property of the Issuing Entity could also be subordinate to claims of any trustee in bankruptcy or debtor-in-possession in the event of a bankruptcy of the Depositor prior to any perfection of the transfer of the assets sold, transferred and assigned by the Depositor to the Issuing Entity, as more fully described under “Risk Factors—Risks Primarily Related to Bankruptcy and Insolvency of Transaction Parties and Perfection of Security Interests—The bankruptcy of BMW FS (servicer) or BMW Auto Leasing LLC (depositor) could result in losses or delays in payments on your notes.”
Vicarious Tort Liability
Although the Vehicle Trust will own all of the Specified Vehicles, they will be operated by the related user-lessees and their invitees. State laws differ as to whether anyone suffering injury to person or property involving a vehicle may bring an action against the owner of that vehicle merely by virtue of such ownership. To the extent that applicable state law permits such an action and is not preempted by the Transportation Act, the Vehicle Trust and the Vehicle Trust Assets may be subject to liability to such an injured party. However, the laws of many states either (i) do not permit these types of suits, or (ii) the lessor’s liability is capped at the amount of any liability insurance that the user-lessee was required to, but failed to, maintain (except for some states, such as New York, where liability is joint and several). Furthermore, the Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and should reduce the likelihood of vicarious liability being imposed on the Vehicle Trust.
Following an accident involving a Specified Vehicle, under certain circumstances the Vehicle Trust may be the subject of an action for damages as a result of its ownership of that Specified Vehicle. To the extent that applicable state law permits such an action, the Vehicle Trust and the Vehicle Trust Assets may be subject to liability. The laws of many states either do not permit such suits or provide that BMW FS’ liability is capped at the amount of any liability insurance that the user-lessee was required but failed to maintain. However, in some states, such as New York, liability is joint and several and there does not appear to be a limit on an owner’s liability.
In California, under the California Vehicle Code, the owner of a motor vehicle subject to a lease is responsible for injuries to persons or property resulting from the negligent or wrongful operation of the vehicle by any person using the vehicle with the owner’s permission. The owner’s liability for personal injuries is limited to $15,000 per person and $30,000 in total per accident and the owner’s liability for property damage is limited to $5,000 per accident. However, recourse for any judgment arising out of the operation of the vehicle must first be had against the operator’s property if the operator is within the jurisdiction of the court.
In contrast, under New York law, the holder of title of a motor vehicle, including a vehicle trust as lessor, may be considered an “owner” and thus may be held jointly and severally liable with the user-lessee for the negligent use or operation of such motor vehicle. In New York, unlike California, there does not appear to be a limit on an owner’s liability. Losses could arise if lawsuits are brought against either the Vehicle Trust or the Servicer, as agent of the Vehicle Trust, in connection with the negligent use or operation of any Leased Vehicles which are part of the Vehicle Trust.
Although the Vehicle Trust’s insurance coverage is substantial, in the event that all applicable insurance coverage were to be exhausted and damages were to be assessed against the Vehicle Trust, claims could be imposed against the assets of the Vehicle Trust, including the Specified Vehicles. However, such claims would not take priority over any SUBI Assets to the extent that the Issuing Entity had a prior perfected security interest therein, such as would be the case, in certain limited circumstances, with respect to the Specified Leases, as further described under “—Back-up Security Interests”. If any such claims were imposed against the assets of the Vehicle Trust, investors in the Notes could incur a loss on their investment.
The Vehicle Trust is a party to and is vigorously defending numerous legal proceedings, all of which are believed to constitute ordinary routine litigation incidental to the ownership of Leased Vehicles and the business and the activities of the Vehicle Trust.
Repossession of Specified Vehicles
In the event that a default by a user-lessee has not been cured within a certain period of time after being sent notice of that default, the Servicer will ordinarily repossess the related Specified Vehicle. Some jurisdictions limit the methods of vehicle recovery to judicial foreclosure or require that a user-lessee be notified of the default and be given a time period within which to cure that default prior to repossession. Generally, this right to cure may be exercised on a limited number of occasions in any one-year period. In these jurisdictions, if a user-lessee objects or raises a defense to repossession, an order must be obtained from the appropriate state court, and the vehicle must then be repossessed in accordance with that order. Other jurisdictions permit repossession without notice, but only if the repossession can be accomplished peacefully. If a breach of the peace cannot be avoided, judicial action will be required.
After the Servicer has repossessed a Specified Vehicle, it may provide the related user-lessee with a period of time within which to cure the default under the related Specified Lease. If, by the end of that period, the default has not been cured, the Servicer will attempt to sell that Specified Vehicle.
The Sales Proceeds or Termination Proceeds therefrom may be less than the remaining amounts due under that Specified Lease at the time of default.
Deficiency Judgments
The proceeds of sale of a Specified Vehicle generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the amounts due under the related Specified Lease. If the proceeds from the sale do not equal the Securitization Value of the related Specified Vehicle, the Servicer may seek a deficiency judgment for the amount of the shortfall. However, some states impose prohibitions or limitations on a secured party’s ability to seek a deficiency judgment. In these states a deficiency judgment may be prohibited or reduced in amount if the user-lessee was not given proper notice of the resale or if the terms of resale were not commercially reasonable. Even if a deficiency judgment is obtained, there is no guaranty that the full amount of the judgment could be collected. Because a deficiency judgment is a personal judgment against a defaulting user-lessee who generally has few assets to satisfy a judgment, the practical use of a deficiency judgment is often limited. Therefore, in many cases, it may not be useful to seek a deficiency judgment and even if obtained, a deficiency judgment may be settled at a significant discount.

Consumer Protection Laws
Numerous federal and state consumer protection laws impose requirements upon lessors and servicers involved in consumer leasing. The federal Consumer Leasing Act of 1976 and Regulation M, issued by the Board of Governors of the Federal Reserve System, for example, require that a number of disclosures be made at the time a vehicle is leased, including, among other things, all amounts and types of payments due at the time of origination of the lease, a description of the user-lessee’s liability at the end of the lease term, the amount of any periodic payments and the manner of their calculation, the circumstances under which the user-lessee may terminate the lease prior to the end of the lease term and the capitalized cost of the vehicle and a warning regarding possible charges for early termination. All states, except for the State of Louisiana, have adopted Article 2A of the UCC which provides protection to user-lessees through specified implied warranties and the right to cancel a lease relating to defective goods. Additionally, certain states such as California have enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased. The various federal and state consumer protection laws would apply to the Vehicle Trust as owner or lessor of the Leases and may also apply to the Issuing Entity as holder of the SUBI Certificate. The failure to comply with these consumer protection laws may give rise to liabilities on the part of the Servicer, the Vehicle Trust and the Vehicle Trustee, including liabilities for statutory damages and attorneys’ fees. In addition, claims by the Servicer, the Vehicle Trust and the Vehicle Trustee may be subject to set-off as a result of any noncompliance. Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving a user-lessee from some or all of the legal consequences of a default.
In several cases, consumers have asserted that the self-help remedies of lessors violate the due process protection provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally found that repossession and resale by a lessor do not involve sufficient state action to afford constitutional protection to consumers.
Many states have adopted laws (each, a “Lemon Law”) providing redress to consumers who purchase or lease a vehicle that remains out of conformance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specific time period. Should any Leased Vehicle become subject to a Lemon Law, a user-lessee could compel the Vehicle Trust to terminate the related Lease and refund all or a portion of payments that previously have been paid with respect to that Lease. Although the Vehicle Trust may be able to assert a claim against the manufacturer of any such defective Leased Vehicle, there can be no assurance any such claim would be successful. To the extent a user-lessee is able to compel the Vehicle Trust to terminate the related Lease, the Lease will be deemed to be a Liquidated Lease and amounts received thereafter on or in respect of such Lease will constitute Liquidation Proceeds. As described under “The Specified Leases,” BMW FS will represent and warrant as of the applicable Closing Date that the related Specified Leases and Specified Vehicles comply with all applicable laws, including Lemon Laws, in all material respects. Nevertheless, there can be no assurance that one or more Specified Vehicles will not become subject to return (and the related Specified Lease terminated) in the future under a Lemon Law.
The Servicemembers Civil Relief Act, as amended (the “Relief Act”), and similar laws of many states may provide relief to members of the armed services, including members of the Army, Navy, Air Force, Marines, National Guard, Reservists, Coast Guard, Space Force and officers of the National Oceanic and Atmospheric Administration and officers of the U.S. Public Health Service assigned to duty with the military, on active duty, who have entered into an obligation, such as a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease for breach of the terms of the lease, including nonpayment. Furthermore, under the Relief Act, a user-lessee may terminate a lease of a vehicle at any time after the user-lessee’s entry into military service or the date of the user-lessee’s military orders if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days (or who enters military service under a call or order specifying a period of 180 days or less and who, without a break in service, receives orders extending the period of military service to a period of not less than 180 days); or (ii) the user-lessee, while in the military, executes a lease of a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or to deploy with a military unit for a period of not less than 180 days. In certain cases, a spouse or dependent of a servicemember who dies or sustains a catastrophic illness or injury while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training, will also have the ability to terminate such servicemember’s lease of a vehicle.  No early termination charge may be imposed on the user-lessee for any such termination. In addition, pursuant to these laws, under certain circumstances, residents called into active duty with the reserves can apply to a court to delay payments on retail installment contracts, including the Leases.  No information can be provided as to the number of Specified Leases that may be affected by these laws. In addition, certain military operations of the United States may have persons in reserve status who have been called or will be called to active duty. In addition, these laws may impose limitations that would impair the ability of the Servicer to repossess a defaulted vehicle during the related user-lessee’s period of active duty status and, in some cases, may require the Servicer to extend the maturity of the lease, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the user-lessee’s military service. Thus, if a Specified Lease goes into default, there may be delays and losses occasioned by the inability to exercise the rights of the Vehicle Trust with respect to the Specified Lease and the related Specified Vehicle in a timely fashion.  If a User-Lessee’s obligation to make payments is reduced, adjusted or extended, the Servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal during a Collection Period will reduce the amount available for distribution on the Notes and Certificates on the related Payment Date.
Representations and warranties will be made in the Servicing Agreement that each Specified Lease complies with all requirements of law in all material respects. If any such representation and warranty proves to be incorrect with respect to a Specified Lease, has certain material adverse effects and is not timely cured, the Servicer will be required under the Servicing Agreement to deposit an amount equal to the Reallocation Payment in respect of that Specified Lease into the SUBI Collection Account. See “Description of the Transaction Documents” and “The Specified Leases—General” and “—Representations, Warranties and Covenants” in this prospectus for further information regarding the foregoing representations and warranties and the Servicer’s obligations with respect thereto.
Other Limitations
In addition to laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including applicable Insolvency Laws, may interfere with or affect the ability of the Servicer to enforce the rights of the Vehicle Trust under the Leases. For example, if a user-lessee commences bankruptcy proceedings, the receipt of that user-lessee’s payments due under the related Lease is likely to be delayed. In addition, a user-lessee who commences bankruptcy proceedings might be able to assign the related Lease to another party even though that Lease prohibits assignment.
Legal Proceedings
To the knowledge of the Sponsor and the Depositor, there are no legal proceedings pending, or governmental proceedings contemplated, against the Sponsor, the Depositor, the UTI Beneficiary, the Vehicle Trust, the Vehicle Trustee, the Servicer or the Issuing Entity that would be material to holders of any Notes.
For a description of any legal proceedings pending, or governmental proceedings contemplated, against the Owner Trustee and the Indenture Trustee that would be material to holders of any Notes, you should refer to “The Owner Trustee and the Indenture Trustee” in this prospectus.  [Insert any legal proceedings pending, or governmental proceedings contemplated, against the [Swap][Cap] Counterparty.]
Material U.S. Federal Income Tax Considerations
The following discussion summarizes certain of the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of the Notes and is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated and proposed thereunder (the “Regulations”), judicial decisions and published administrative authorities, rulings and pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date hereof.  Legislative, judicial or administrative changes or interpretations hereafter enacted or promulgated could alter or modify the analysis and conclusions set forth below, possibly on a retroactive basis. In addition, this summary does not purport to address the U.S. federal income tax considerations applicable to all categories of investors, some of which may be subject to special rules. For example, it does not discuss the tax treatment of investors that are S corporations, banks, thrifts, other financial institutions, insurance companies, mutual funds, small business investment companies, real estate investment trusts, regulated investment companies, accrual method taxpayers subject to special tax accounting rules pursuant to Section 451(b) of the Code as a result of their use of financial statements, broker-dealers, tax-exempt organizations and persons that hold the Notes as part of a straddle, hedging or conversion transaction, Non-U.S. Note Owners that treat the Notes as producing income effectively connected to a United States trade or business, or to a person or entity holding an interest in a holder (e.g., as a stockholder, partner, or holder of an interest as a beneficiary). This summary is intended as an explanatory discussion of the related U.S. federal income tax matters affecting investors generally, but does not purport to furnish information in the level of detail or with the attention to an investor’s specific tax circumstances that would be provided by an investor’s own tax advisor. Accordingly, it is suggested that each investor consult its own tax advisor with regard to the tax considerations applicable to it of investing in Notes.
Further, this summary (a) assumes that the Notes will be held by the holders thereof as capital assets  as defined in Section 1221 of the Code (generally, property held as investment) and (b) except as indicated (and other than for purposes of the discussion under “—Treatment of the Notes as Indebtedness” and “—Possible Alternative Characterization” below), assumes the Notes are properly characterized as debt for U.S. federal income tax purposes. Further, no information is provided herein with respect to any foreign, state or local tax considerations applicable to the ownership and disposition of the Notes or any federal alternative minimum tax or estate or gift tax considerations. Except for “—Tax Considerations for Non-U.S. Note Owners” and “—Information Reporting and Backup Withholding” below, the following discussion applies only to a U.S. Note Owner (as defined below).
In the opinion of Morgan, Lewis & Bockius, LLP, tax counsel to the Issuing Entity (“Tax Counsel”), under current law and assuming execution of, and compliance with, the Transaction Documents, (i) as of their issuance date, the Notes held by parties unaffiliated with the Issuing Entity for U.S. federal income tax purposes will be characterized as debt for U.S. federal income tax purposes and (ii) the Issuing Entity will not be characterized as an association or a publicly traded partnership, in either case taxable as a corporation for U.S. federal income tax purposes.  The determination of whether Notes are characterized as debt for U.S. federal income tax purposes is based on the law and the facts and circumstances existing at the time that such Notes are considered issued for U.S. federal income tax purposes.
In addition, Tax Counsel has prepared or reviewed the statements under the heading “Summary of Terms—Tax Status” as they relate to U.S. federal income tax matters and under the heading “Material U.S. Federal Income Tax Considerations.”  The discussions presented therein constitute Tax Counsel’s opinion of the law and Tax Counsel is of the opinion that, insofar as they purport to describe certain provisions of U.S. federal income tax law or legal conclusions with respect thereto, such statements are correct in all material respects.
For purposes of this discussion, “Note Owner” means any Noteholder or Beneficial Owner of the Notes. The term “U.S. Note Owner” means any Note Owner that is for U.S. federal income tax purposes a U.S. Person (as defined below) other than an entity or arrangement treated as a partnership for such purposes.  “U.S. Person” means (i) a citizen or resident of the United States, (ii) an entity treated for U.S. federal income tax purposes as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust with respect to which a court in the United States is able to exercise primary authority over its administration and as to which one or more U.S. Persons have the authority to control all of its substantial decisions or that is otherwise eligible to and has elected to be treated as a U.S. Person. A “Non-U.S. Note Owner” means a person other than a U.S. Note Owner or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.
If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a Note Owner, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership.  A Note Owner that is treated as a partnership for U.S. federal income tax purposes and partners in such partnership are encouraged to consult their tax advisors about the U.S. federal income tax considerations of holding and disposing of the Notes.
Prospective investors are urged to consult their own tax advisors with regard to U.S. federal tax considerations relevant to purchasing, holding and disposing of the Notes in their own particular circumstances, as well as the tax considerations arising under the laws of any state, foreign country or other jurisdiction to which they may be subject.

Tax Characterization of the Issuing Entity
In the opinion of Tax Counsel, under current law and assuming execution of, and compliance with, the Transaction Documents, the Issuing Entity will not be characterized as an association or a publicly traded partnership, in either case taxable as a corporation for U.S. federal income tax purposes. An opinion of counsel, however, is not binding on the IRS or the courts.  Thus, no assurance can be given that such a characterization will not be challenged, nor, if challenged, will prevail.
If the Issuing Entity were to be taxable as a corporation for U.S. federal income tax purposes, it would be subject to corporate income tax on its taxable income.  The Issuing Entity’s taxable income would include all its income on the Specified Leases realized in respect of the SUBI, possibly reduced by its interest expense on some or all of the classes of Notes.  Any imposition of corporate income tax could materially reduce cash available to make payments on the Notes.
The Depositor, Servicer and the beneficial owner(s) of the Certificate(s) (which we refer to in this prospectus as the “Certificate Owners”) will agree by their purchase of the Certificates, to treat the Issuing Entity:
•
if there are multiple Certificate Owners, as determined for U.S. federal income tax purposes, as a partnership for purposes of U.S. federal, state and applicable local income and franchise tax and any other tax measured in whole or in part by income, with the assets of the partnership being the assets held by the Issuing Entity, the partners of the partnership being the Certificate Owners, and the Notes being debt of the partnership, or

•
if there is only a single Certificate Owner, as determined for U.S. federal income tax purposes, as an entity disregarded as separate from the Certificate Owner for purposes of U.S. federal, state and applicable local income and franchise tax and any other tax measured in whole or in part by income, with the assets of the Issuing Entity and the Notes treated as assets and indebtedness of the Certificate Owner, respectively.

However, the proper characterization of the arrangement involving the Issuing Entity, the Certificates, the Notes, the Depositor and the Servicer is not clear because there is no authority on transactions closely comparable to the transaction described in this prospectus.
Partnership Audit Rules
If the Issuing Entity were treated as a partnership for U.S. federal income tax purposes, rules applicable to the audit of partnerships and entities or arrangements treated as partnerships for U.S. federal income tax purposes would generally apply.  Under these rules, unless a partnership elects otherwise, taxes arising from audit adjustments are required to be paid by the partnership rather than by its partners or members.  The parties responsible for the tax administration of the Issuing Entity will have the authority to utilize, and intend to utilize, any exceptions and/or elections available under these rules so that the beneficial owners of the Certificates, to the fullest extent possible, rather than the Issuing Entity itself, will be liable for any taxes arising from audit adjustments to the Issuing Entity’s taxable income if the Issuing Entity is treated as a partnership.  It is unclear how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections.
Treatment of the Notes as Debt
Tax Counsel will deliver its opinion that, under current law and assuming execution of, and compliance with, the Transaction Documents, as of their issuance date, the Notes held by parties unaffiliated with the Issuing Entity for U.S. federal income tax purposes [will] be characterized as debt for such purposes. An opinion of tax counsel, however, is not binding on the IRS or the courts.  Thus, no assurance can be given that such a characterization will not be challenged, or, if challenged, will prevail. The Depositor, the Certificate Owners and the Note Owners will agree by their purchase of the Notes, to treat the Notes as debt for purposes of U.S. federal, state and applicable local income and franchise tax and any other tax measured in whole or in part by income. The determination of whether Notes are characterized as debt for U.S. federal income tax purposes is based on the law and the facts and circumstances existing at the time that such Notes are considered issued for U.S. federal income tax purposes. Except where indicated to the contrary, this discussion assumes that the Notes are properly characterized as debt for U.S. federal income tax purposes.
Tax Considerations for U.S. Note Owners
Stated Interest and Original Issue Discount.  The discussion below assumes that the interest formula for the Notes meets the requirements for “qualified stated interest” (as discussed below) under Treasury regulations relating to original issue discount (“OID” and such regulations, the “OID Regulations”), and that any OID on the Notes does not exceed a de minimis amount.  For this purpose, a de minimis amount is an amount equal to 0.25% of the weighted average maturity of the Notes (generally determined by using a prepayment assumption and weighing each payment by reference to the number of complete years following issuance until payment is made for each partial principal payment) multiplied by the Note’s “stated redemption price at maturity” (as discussed below), all within the meaning of the OID Regulations.  U.S. Note Owners must generally report de minimis OID pro rata as principal payments are received on the Notes. Any such amount of de minimis OID includible in income is generally treated as gain recognized on the retirement of the Notes.
Stated interest on a Note will be taxable to a U.S. Note Owner as ordinary income for U.S. federal income tax purposes at the time it accrues or is received in accordance with such Note Owner’s usual method of accounting for such purposes.  Subject to a statutorily defined de minimis rule for market discount and a required election for premium, absent an exception based on a taxpayer’s unique circumstances, a purchaser who buys a Note for more or less than its principal amount will be subject to the premium amortization or market discount rules, respectively, of the Code.
 As noted above, it is anticipated that the Notes will be issued at par value (or at a de minimis discount from par value) and that, except as otherwise indicated, no OID will arise with respect to the Notes.  However, if the Notes are in fact issued at a greater than de minimis discount or are treated as having been issued with OID under the OID Regulations, the following general rules will apply.

The excess of the “stated redemption price at maturity” of Notes offered hereunder (generally equal to the principal balance thereof as of the date of original issuance plus all interest other than “qualified stated interest payments” payable prior to or at maturity) over the original issue price thereof (in this case, the initial offering price at which a substantial amount of the class of Notes are sold to the public, excluding sales to bond holders, brokers or similar persons acting as initial purchasers, placement agents or wholesalers) will constitute OID. “Qualified stated interest” is interest that is required to be paid at least annually at a fixed rate or a qualifying variable rate in cash or property (other than debt instruments of the issuer) and as to which either reasonable legal remedies exist to compel timely payment or the terms of the instrument otherwise make the possibility of late payment or nonpayment sufficiently remote.  It is possible that interest payable on the Notes, as well as any discount from par value, will constitute OID either because the possibility of late payment or nonpayment of interest would not be regarded as remote or because there were not reasonable legal remedies to compel timely payment. A U.S. Note Owner (including cash basis U.S. Note Owners) must include any such OID in income for U.S. federal income tax purposes over the term of the Note under a constant yield method, resulting in the inclusion of OID in income in advance of the receipt of the cash representing that income.
In the case of a debt instrument (including a Note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations (including the Specified Leases underlying the SUBI) securing the debt instrument, under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a prepayment assumption determined in the manner prescribed by regulations, and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption.  Regulations prescribing the manner to determine the prepayment assumption have yet to be proposed or adopted.  It is unclear whether the requirement to use a prepayment assumption would be applicable to the Notes in the absence of these regulations or whether use of a reasonable prepayment assumption (generally the assumption used to price the debt offering) may be required or permitted without reliance on these regulations.  If the requirement to use a prepayment assumption applies to the Notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate of the Specified Leases securing the Notes.  In the absence of regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the U.S. Note Owners regarding OID, if any, will be based on the Prepayment Assumption.  However, no representation is or will be made that the

Specified Leases or the Notes will prepay in accordance with the Prepayment Assumption or in accordance with any other assumption.  Accordingly, U.S. Note Owners are advised to consult their own tax advisors regarding the impact of any prepayments of the Specified Leases or the Notes, if the Notes offered hereunder are issued with OID.
[Short-Term Notes.  A holder of a Note that has a fixed maturity date of not more than one year from the issue date of that Note (a “Short-Term Note”) may be subject to special rules. An accrual basis holder of a Short-Term Note (and certain cash method holders, including regulated investment companies, as set forth in Section 1281 of the Code) generally would be required to report interest income as interest accrues on a straight-line basis over the term of each interest period. Cash basis holders of a Short-Term Note would, in general, be required to report interest income as interest is paid (or, if earlier, upon the taxable disposition of the Short-Term Note). However, a cash basis holder of a Short-Term Note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the Short-Term Note until the taxable disposition of a Short-Term Note. A cash basis taxpayer may elect under Section 1281 of the Code to accrue interest income on all nongovernment debt obligations with a term of one year or less, in which case the taxpayer would include interest on the Short-Term Note in income as it accrues, but would not be subject to the interest expense deferral rule referred to in the preceding sentence. Certain special rules apply if a Short-Term Note is purchased for more or less than its principal amount.]
Market Discount.  If a U.S. Note Owner purchases a Note at a “market discount,” (that is, at a purchase price less than the remaining stated redemption price at maturity of the Note (or in the case of a Note with OID, less than its adjusted issue price) by an amount which exceeds a de minimis amount specified in the Code), and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) such gain or principal payment or (ii) the accrued market discount will be taxed as ordinary interest income for U.S. federal income tax purposes.  Generally, the accrued market discount will be the total market discount on the related Note multiplied by a fraction, the numerator of which is the number of days the U.S. Note Owner held such Note and the denominator of which is the number of days from the date the U.S. Note Owner acquired such Note until its maturity date.  The U.S. Note Owner may elect, however, to determine accrued market discount under the constant-yield method.  Any such election will apply to all debt instruments acquired by the U.S. Note Owner on or after the first day of the first taxable year to which such election applies.
A U.S. Note Owner that incurs or continues indebtedness to acquire a Note at a market discount also may be required to defer the deduction of all or a portion of the interest on the indebtedness until the corresponding amount of market discount is included in income. A U.S. Note Owner that elects to include market discount in gross income as it accrues as described above is exempt from this rule.  The adjusted basis of a Note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a subsequent sale or taxable disposition.
Amortizable Bond Premium.  In general, if a U.S. Note Owner purchases a Note at a premium (generally, an amount in excess of the amount payable upon the maturity thereof), such U.S. Note Owner will be considered to have purchased such Note with “amortizable bond premium” equal to the amount of such excess.  The U.S. Note Owner may elect to amortize such amortizable bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the Note.  The U.S. Note Owner’s tax basis in the Note will be reduced by the amount of the amortized bond premium.  Any such election will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the U.S. Note Owner at, or that is acquired subsequent to, the beginning of the first taxable year for which the election applies and is irrevocable without the consent of the IRS.  Bond premium on a Note held by a U.S. Note Owner who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the Note.
Acquisition Premium.  A U.S. Note Owner that purchases in a secondary market a Note that was originally issued with OID, for an amount that is less than or equal to the sum of all amounts (other than payments of qualified stated interest) payable on the Note after the purchase date but that is in excess of its adjusted issue price (such excess being “acquisition premium”) and that does not make the election described below, is permitted to reduce the daily portions of OID, if any, by a fraction, the numerator of which is the excess of the U.S. Note Owner’s adjusted basis in the Note immediately after its purchase over the adjusted issue price of the Note, and the denominator of which is the excess of the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, over the Note’s adjusted issue price.
Election.  A U.S. Note Owner may elect to include in gross income all interest that accrues on a Note by using a constant yield method. For purposes of the election, the interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest as adjusted by any amortizable bond premium or acquisition premium.  This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS.   Potential U.S. Note Owners are encouraged to consult with their own tax advisors regarding the time and manner of making and the scope of the election and the implementation of the constant yield method.
Sale, Exchange or Other Disposition.  If a Note is sold or exchanged, the seller will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized upon the sale or exchange (excluding an amount equal to accrued interest not previously included in income by the holder) and the holder’s adjusted basis in the Note. The adjusted basis of a Note will equal its cost, increased by any unpaid interest, OID, and market discount includible in income with respect to the Note prior to its sale, and reduced by any principal payments or payments in respect of accrued OID previously received with respect to the Note and any bond premium amortization previously applied to offset interest income. Except to the extent of any accrued market discount not previously included in income, the gain or loss recognized on the sale or exchange of a Note will generally be capital gain or loss if the Note was held as a capital asset and will be long-term capital gain or loss if the Note was held by the U.S. Note Owner for the requisite holding period at the time of the disposition.
Medicare Tax.  An additional 3.8% tax is imposed on the net investment income of certain U.S. Note Owners that are individuals, trusts or estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions.  U.S. Note Owners should consult their own tax advisors regarding the possible implications of this tax to their particular circumstances.
[Benchmark Transition Event. If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Notes that have an interest rate that adjusts based on the SOFR Rate or the then-current Benchmark, the U.S. federal income tax consequences of such a replacement of the Benchmark are uncertain. If such a replacement constituted a “significant modification” of the Notes under Treasury regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the Notes and the realization of gain or loss, as well as other corollary tax consequences.  There is no direct Internal Revenue Service tax guidance regarding a possible change in the Benchmark as contemplated herein. Note Owners of Notes that have an interest rate that adjusts based on the SOFR Rate or the then-current Benchmark should consult with their own tax advisors regarding the potential consequences of a Benchmark Transition Event.]
Possible Alternative Characterization
Although as described above, it is the opinion of Tax Counsel that as of their issuance date, the Notes held by parties unaffiliated with the Issuing Entity for U.S. federal income tax purposes will be characterized as debt for such purposes, no assurance can be given that such a characterization will not be challenged nor, if challenged, will prevail. Were the IRS to contend successfully that the Notes were not debt obligations for U.S. federal income tax purposes, the Issuing Entity would be characterized for U.S. federal income tax purposes as a partnership.
If the Notes (whether some or all the classes of the Notes) were recharacterized as equity interests in a partnership, the Issuing Entity would be treated as a “publicly traded partnership” if the recharacterized Notes were considered listed on an exchange or traded on a secondary market or the substantial equivalent thereof. No effort will be made to monitor the Notes, and they may very well be so treated if considered equity. A publicly traded partnership is taxed in the same manner as a corporation unless at least 90% of its gross income consists of specified types of “qualifying income.” The Issuing Entity is not expected to qualify for the “qualifying income” exception.
If the Issuing Entity was treated as a publicly traded partnership taxable as a corporation, the Issuing Entity would be subject to U.S. federal income taxes (and state and local taxes) at corporate tax rates on its net income. Distributions on the recharacterized Notes generally would not be deductible in computing the Issuing Entity’s taxable income, and distributions to the Note Owners in respect of recharacterized Notes would probably be treated as dividends to the extent paid out of after-tax earnings. Such an entity-level tax could result in reduced distributions to

Note Owners, or the Note Owners could be liable for a share of such tax.  In addition, payments on recharacterized Notes to Non-U.S. Note Owners would be subject to withholding tax regardless of whether the Issuing Entity is taxed as a corporation or a partnership.
Alternatively, if the Issuing Entity were treated as a partnership other than a publicly traded partnership taxable as a corporation, the Issuing Entity itself would not be subject to U.S. federal income tax but Note Owners of recharacterized Notes may have adverse U.S. federal income tax consequences.  For example, tax-exempt holders, including pension plans could recognize “unrelated business taxable income,” foreign holders would be subject to U.S. federal income tax, withholding tax and tax filing requirements, individuals may be required to recognize additional income and corresponding non-deductible expenses, and all Note Owners treated as equity holders may have adverse timing and character consequences.
Because the Issuing Entity will treat the Notes as debt for U.S. federal income tax purposes, it will not comply with the tax reporting requirements applicable to the possible alternative characterizations of the Notes discussed above.
Tax Status of the Vehicle Trust
On the Closing Date, Tax Counsel will deliver its opinion that neither the establishment of the 20[_]-[_] SUBI nor the issuance of the SUBI Certificate will cause the Vehicle Trust or the 20[_]-[_] SUBI to be characterized as an association or publicly traded partnership, in either case taxable as a corporation for U.S. federal income tax purposes.
Tax Considerations for Non-U.S. Note Owners
As described above, Tax Counsel will deliver its opinion that the Notes held by parties unaffiliated with the Issuing Entity for U.S. federal income tax purposes will be characterized as debt for such purposes. If the Notes are so treated:
(a)
interest paid to a Non-U.S. Note Owner would be exempt from U.S. federal withholding taxes (including backup withholding taxes), provided the Note Owner complies with applicable certification requirements (and neither actually or constructively owns 10% or more of the voting stock of the Depositor or Issuing Entity nor is a controlled foreign corporation with respect to the Depositor or Issuing Entity nor is an individual who ceased being a U.S. citizen or long-term resident for tax avoidance purposes). Applicable certification requirements will be satisfied if there is delivered (and updated and re-executed as required) to a securities clearing organization (or bank or other financial institution that holds Notes on behalf of the customer in the ordinary course of its trade or business), (i) IRS Form W-8BEN (or, for entities, IRS Form W-8BEN-E) signed under penalty of perjury by the Beneficial Owner of the Notes (or such owner’s agent with legal authority to sign) stating that the holder is not a U.S. Person and providing such holder’s name and address, (ii) IRS Form W-8BEN (or, for entities, IRS Form W-8BEN-E) signed by the Beneficial Owner of the Notes (or such owner’s agent with legal authority to sign) claiming exemption from withholding under an applicable tax treaty or (iii) IRS Form W-8ECI signed by the Beneficial Owner of the Notes (or, for an entity, an authorized representative or officer of such owner with legal authority to sign) claiming exception from withholding of tax on income connected with the conduct of a trade or business in the United States; provided that in any such case (x) the applicable form is delivered pursuant to applicable procedures and is properly transmitted to the U.S. entity otherwise required to withhold tax and (y) none of the entities receiving the form has actual knowledge that the holder is a U.S. Person or that any certification on the form is false;

(b)
a Non-U.S. Note Owner who is a nonresident alien or foreign corporation will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of such Note provided that (i) such gain is not effectively connected to a trade or business carried on by the Non-U.S. Note Owner in the United States, (ii) in the case of a Non-U.S. Note Owner that is an individual, such individual neither is present in the United States for 183 days or more during the taxable year in which such sale, exchange or redemption occurs, nor ceased being a U.S. citizen or long-term resident for tax avoidance purposes and (iii) in the case of gain representing accrued interest, the conditions described in clause (a) are satisfied; and

(c)
a Note held by an individual who at the time of death is a nonresident alien will not be subject to U.S. federal estate tax as a result of such individual’s death if, immediately before their death (i) the individual did not actually or constructively own 10% or more of the voting stock of the Depositor, (ii) the holding of such Note was not effectively connected with the conduct by the decedent of a trade or business in the United States and (iii) the individual did not cease being a U.S. citizen or long-term resident for tax avoidance purposes.

In the case of Notes held by a Non-U.S. Note Owner treated as a partnership for U.S. federal income tax purposes, or by certain nominees, (x) the certification described in clause (a) above must be provided by the partners or beneficiaries rather than by the foreign partnership and (y) the partnership must provide certain information. A look-through rule would apply in the case of tiered partnerships. Non-U.S. Note Owners are urged to consult their own tax advisors concerning the application of the certification requirements.
If the IRS were to contend successfully that some or all of the Notes were equity interests in a partnership (not taxable as a corporation), a holder of such a Note that is a nonresident alien or foreign corporation might be required to file a U.S. individual or corporate income tax return and pay U.S. federal income tax on its share of partnership income at regular U.S. rates, including in the case of a corporation the branch profits tax (and would be subject to withholding tax on its share of partnership income) and in addition such holder could be subject to withholding tax upon the sale of such Notes. If some or all of the Notes are recharacterized as equity interests in a “publicly traded partnership” taxable as a corporation, to the extent distributions in respect of recharacterized Notes were treated as dividends, a nonresident alien individual or foreign corporation generally would be taxed on the gross amount of such dividends (and subject to gross-basis withholding thereon) at a rate of 30% unless such rate were reduced by an applicable treaty. In addition, in each case, an individual holder that is a nonresident alien at death would be required to include the value of such Note in such holder’s gross estate (unless otherwise provided in an applicable treaty).
FATCA Withholding
In addition to the rules described above regarding the potential imposition of U.S. withholding taxes on payments to Non-U.S. Note Owners, withholding taxes could also be imposed under the Foreign Account Tax Compliance Act (“FATCA”) regime.  Under FATCA, foreign financial institutions (defined broadly and including entities not organized under U.S. law that are primarily in the business of investing or trading in securities such as hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) must comply with information gathering and reporting rules with respect to their U.S. account holders and investors and enter into agreements pursuant to which such foreign financial institutions must gather and report certain information to the IRS (or, pursuant to an applicable intergovernmental agreement, to their local tax authorities who will report such information to the IRS) and withhold U.S. taxes from certain payments made by them in order to avoid 30% withholding.  Foreign financial institutions that fail to comply with the FATCA registration and certification requirements will be subject to a 30% withholding tax on U.S. source payments from the Notes, including interest, OID and gross proceeds from the sale of such Notes (subject to the caveat below). Payments of interest and OID from the Notes will also be subject to a withholding tax of 30% unless the entity certifies that it does not have any substantial U.S. owners or provides the name, address and tax identification number of each substantial U.S. owner.  FATCA withholding will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain) and regardless of whether the foreign financial institution is the beneficial owner of such payment. Notwithstanding the foregoing, the IRS has issued proposed regulations, upon which taxpayers may generally rely, that exclude gross proceeds from the sale or other disposition of the Notes from the application of the withholding tax imposed under FATCA. Prospective investors should consult their own tax advisors regarding FATCA and any effect on them.
Information Reporting and Backup Withholding
Backup withholding of U.S. federal income tax may apply to payments made in respect of a Note to a registered owner who is not an “exempt recipient” and who fails to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the manner required. Generally, individuals are not exempt recipients whereas corporations and certain other entities are exempt recipients. Payments made in respect of a U.S. Note Owner must be reported to the IRS, unless the U.S. Note Owner is an exempt recipient or otherwise establishes an exemption. Compliance with the identification procedures (described in the preceding section) would establish an exemption from backup withholding for a Non-U.S. Note Owner who is not an exempt recipient.
In addition, upon the sale of a Note to (or through) a “broker,” the broker must withhold on the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides certain identifying information in the required manner, and in the case of a Non-U.S. Note Owner certifies that the seller is a Non-U.S. Note Owner (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status normally would be made on IRS Form W-8BEN (or, for entities, IRS Form W-8BEN-E) under penalty of perjury, although in certain cases it may be possible to submit other documentary evidence. As defined by Treasury regulations, the term “broker” includes all persons who stand ready to effect sales made by others in the ordinary course of a trade or business, as well as brokers and dealers registered as such under the laws of the United States or a state. These requirements generally will apply to a U.S. office of a broker, and the information reporting requirements generally will apply to a foreign office of a U.S. broker as well as to a foreign office of a foreign broker (i) that is a controlled foreign corporation within the meaning of section 957(a) of the Code or (ii) 50 percent or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the foreign broker has been in existence) was effectively connected with the conduct of a trade or business within the United States.
Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules from a payment to a Note Owner would be allowed as a refund or a credit against such Note Owner’s U.S. federal income tax, provided that the required information is furnished to the IRS.
State and Local Tax Considerations
Potential Note Owners should consider the state and local income tax considerations applicable to the purchase, ownership and disposition of the Notes. State and local income tax laws may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state or locality. Therefore, potential Note Owners should consult their own tax advisors with respect to the various state and local tax considerations regarding an investment in the Notes.
ERISA Considerations
Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code prohibit pension, profit-sharing or other employee benefit plans, as well as individual retirement accounts and some types of Keogh Plans (each a “Benefit Plan” or “Plan”), from engaging in transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to that Benefit Plan.  ERISA also imposes duties on persons who are fiduciaries of Benefit Plans subject to ERISA and prohibits specified transactions between a Benefit Plan and parties in interest with respect to those Benefit Plans, unless there is an applicable exemption.  Under ERISA, any person who exercises any authority or control with respect to the management or disposition of the assets of a Benefit Plan is considered to be a fiduciary of that Benefit Plan (subject to exceptions not here relevant).  A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for those persons.  Certain exemptions from the prohibited transaction rules could be applicable to the acquisition, holding and disposition of the Notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire the Notes.

Potentially available exemptions would include, without limitation, Prohibited Transaction Class Exemption (“PTCE”) 90-1, which exempts certain transactions involving insurance company pooled separate accounts; PTCE 95-60, which exempts certain transactions involving insurance company general accounts; PTCE 91-38, which exempts certain transactions involving bank collective investment funds; PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager”, and PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager.”  There is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code to a party in interest that is a service provider to a Plan (or an affiliate of such a service provider) investing in the Notes for adequate consideration, provided such service provider (or affiliate thereof) is not (i) the fiduciary with respect to the Plan’s assets used to acquire the Notes or an affiliate of such fiduciary or (ii) an affiliate of the employer sponsoring the Plan. Adequate consideration means fair market value as determined in good faith by the Plan fiduciary pursuant to regulations to be promulgated by the U.S. Department of Labor (the “DOL”). (These administrative and statutory exemptions are collectively referred to as the “Investor-Based Exemptions”.)  Insurance company general accounts should also discuss with their legal counsel the availability of exemptive relief under Section 401(c)(1) of ERISA.  A purchaser or transferee of the Notes should be aware, however, that even if the conditions specified in one or more exemptions are met, the scope of the relief provided by the applicable exemption or exemptions might not cover all acts that might be construed as prohibited transactions.
Some transactions involving the Issuing Entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that acquired Notes if assets of the Issuing Entity were deemed to be assets of the Benefit Plan.  Under a regulation issued by the DOL (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), the assets of the Issuing Entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Code only if the Benefit Plan acquired an “equity interest” in the Issuing Entity and none of the exceptions contained in the Plan Assets Regulation was applicable.  An equity interest is defined under the Plan Assets Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, the Notes should be treated as indebtedness without substantial equity features for purposes of the Plan Assets Regulation.  This determination is based in part upon the traditional debt features of the Notes, including the reasonable expectation of purchasers of Notes that the Notes will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features.
However, even if the Notes are treated as debt for purposes of the Plan Assets Regulation, the acquisition, holding or disposition of Notes by or on behalf of a Plan could be considered to give rise to a non-exempt prohibited transaction if the Issuing Entity, the Indenture Trustee, the Owner Trustee, any underwriter or certain of their affiliates is or becomes a party in interest or a disqualified person with respect to a Plan. In that instance, various prohibited transaction exemptions, including the Investor-Based Exemptions, could be applicable depending on the type and circumstances of the plan fiduciary making the decision to acquire a Note.
The Issuing Entity, the underwriters, the Owner Trustee, Indenture Trustee, the Depositor or their affiliates may be the sponsor of, or investment advisor or fiduciary with respect to, one or more Plans. Because these parties may receive certain benefits in connection with the sale or holding of the Notes, the acquisition of the Notes using plan assets over which any of these parties or their affiliates has investment authority or renders investment advice might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, the Notes may not be acquired using the assets of any Plan if any of the above parties or their affiliates has investment authority or renders investment advice for those assets, or is an employer maintaining or contributing to the Plan, unless an applicable prohibited transaction exemption is available to cover such acquisition, or the acquisition does not otherwise cause or constitute a non-exempt prohibited transaction.
Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), some church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans are not subject to ERISA requirements nor to Section 4975 of the Code.  However, such plans may be subject to state, local or non-U.S. laws that impose requirements that are substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code.  In addition, governmental plans and church plans that are “qualified” under Section 401(a) of the Code are subject to restrictions with respect to prohibited transactions under Section 503 of the Code, the sanction for violation being loss of “qualified” status.

Each investor using the assets of a Benefit Plan or other plan which acquires the Notes, or to whom the Notes are transferred, will be deemed to have represented that the acquisition, continued holding and disposition of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code because it will satisfy the requirements of an Investor-Based Exemption or another applicable administrative or statutory exemption, or otherwise will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental, church or non-U.S. plan, will not cause a violation of any applicable law that is substantially similar to Title I of ERISA or Section 4975 of the Code).
Due to the complexities of the “prohibited transaction” rules and the penalties imposed upon persons involved in prohibited transactions, it is important that the fiduciary of any Benefit Plan considering the acquisition of Notes consult with its tax and/or legal advisors regarding whether the assets of the Issuing Entity would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.
The sale of Notes to a Benefit Plan or other plans is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by Benefit Plans or plans generally or by a particular Benefit Plan or a plan.
Ratings of the Notes
It is a condition to the issuance of the Notes that they receive certain credit ratings from the Rating Agencies.  None of the Sponsor, the Depositor, the Servicer, the Administrator, the Indenture Trustee, the Owner Trustee, the Asset Representations Reviewer or any of their affiliates will be required to monitor any changes to the ratings on the Notes.

Plan of Distribution
Subject to the terms and conditions set forth in an underwriting agreement relating to the Notes, the Depositor has agreed to sell to the underwriters named below, for whom [___] is acting as representative, and the underwriters have agreed to purchase, severally but not jointly, the following principal amounts of the Notes.
Underwriter	Class A-1 Notes	Class A-2a Notes[(1)]	Class A-2b Notes[(1)]	Class A-3 Notes	Class A-4 Notes	Class B Notes
[___]	$__________	$__________	$__________	$__________	$__________	$__________
[___].	__________	__________	__________	__________	__________	__________
[___]	__________	__________	__________	__________	__________	__________
[___]	__________	__________	__________	__________	__________	__________
[___]	__________	__________	__________	__________	__________	__________
Total	$[___][(2)]	$[___][(3)]	$[___][(3)]	$[___][(2)]	$[___][(2)]	$[___][(2)]

____________________
[(1)	The allocation of the initial principal amount between the Class A-2a Notes and Class A-2b Notes will be determined at the time of pricing of the Notes offered hereunder.]
[(2)
Represents the aggregate initial principal amount of the Class A-1 Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes to be underwritten if the aggregate initial principal amount of the Notes is $[___]. If the aggregate initial principal amount of the Notes is $[___], the aggregate initial principal amount of the Class A-1 Notes, the Class A-3 Notes, the Class A-4 Notes and the Class B Notes to be underwritten will be $[___], $[___], $[___] and $[___], respectively.]

[(3)
If the aggregate initial principal amount of the Notes is $[___], the aggregate initial principal amount of the Class A-2a Notes and the Class A-2b Notes to be underwritten will be $[___]. If the aggregate initial principal amount of the Notes is $[___], the aggregate initial principal amount of the Class A-2a Notes and the Class A-2b Notes to be underwritten will be $[___].]

[All or a portion of one or more classes of the Notes may be retained by the Depositor or an affiliate of the Depositor on the Closing Date.]  Any Notes retained by the Depositor or an affiliate on the Closing Date will not be sold to the underwriters under the underwriting agreement. Retained notes may be subsequently sold from time to time to purchasers directly by the Depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Depositor or the purchasers of the retained notes. If the retained notes are sold through underwriters or broker-dealers, the Depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.
The underwriting agreement provides, subject to conditions precedent, that the underwriters will be obligated to purchase all the Notes if any are purchased. The underwriting agreement provides that if there is an event of default by an underwriter, in some circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
The Depositor has been advised that the underwriters propose initially to offer the Notes to the public at the respective offering prices set forth on the cover hereof and to certain dealers at such prices less a selling concession not to exceed the percentage of the principal amount of the Notes set forth below, and that the underwriters may allow and such dealers may reallow a reallowance discount not to exceed the percentage of the principal amount of the Notes set forth below.  After the initial public offering of the Notes, the public offering prices and concessions referred to in this paragraph may change.
Class of Notes	Selling Concession	Reallowance Discount
Class A-1	[____]%	[____]%
Class A-2a	[____]%	[____]%
Class A-2b	[____]%	[____]%
Class A-3	[____]%	[____]%
Class A-4	[____]%	[____]%
Class B	[____]%	[____]%
The Depositor and BMW FS have jointly and severally agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.
In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may engage in various financial advisory, investment banking and commercial banking transactions from time to time with BMW FS and its affiliates.  The Issuing Entity may, from time to time, invest funds in the SUBI Collection Account or the Reserve Fund in Permitted Investments acquired from the underwriters.
The Notes are new issues of securities with no established trading market.  The Depositor has been advised by the underwriters that they intend to make a market in the Notes as permitted by applicable laws and regulations.  The underwriters are not obligated, however, to make a market in the Notes, and any market-making may be discontinued at any time without notice at the sole discretion of the underwriters.  Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes of any class.
In connection with the offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions.  Overallotment involves sales in excess of the offering size which creates a short position for the underwriters.  Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes.  Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions.  Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions.  If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.
Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, BMW FS, the Depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of this prospectus.

European Economic Area
Each underwriter has represented and agreed, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any EU retail investor in the European Economic Area (the “EEA”).  For these purposes:
(a)	the expression “EU retail investor” means a person who is one (or more) of the following:
(i)	a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or
(ii)	a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client, as defined in point (10) of Article 4(1) of MiFID II; or
(iii)	not a qualified investor, as defined in Article 2 of Regulation (EU) 2017/1129, as amended; and
(b)
the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

United Kingdom
Each underwriter has represented and agreed, severally and not jointly, that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity or the Depositor; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom (the “UK”).
Each underwriter has also represented and agreed, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any UK retail investor in the UK.  For these purposes:
(a)	the expression “UK retail investor” means a person who is one (or more) of the following:
(i)
a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) and as amended; or

(ii)
a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA (such rules or regulations, as amended) to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the EUWA and as amended; or

(iii)	not a qualified investor, as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of the domestic law of the UK by virtue of the EUWA and as amended; and
(b)
the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

[If any class of Notes has a Final Scheduled Payment Date falling less than one year after the Closing Date, the Notes of such class have not been and will not be offered in the UK or to any UK person, and no proceeds of such class of Notes will be received in the UK.]
Requirements for Certain European and United Kingdom Regulated Investors and Affiliates
[Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (as amended, the “EU Securitization Regulation”) has direct effect in member states of the EU and is expected to be implemented in other countries in the EEA.
Article 5 of the EU Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the EU Securitization Regulation) (the “EU Due Diligence Requirements”) by certain types of EU-regulated (or, as applicable, EEA-regulated) investors, including insurance undertakings, reinsurance undertaking, institutions for occupational retirement provision, investment managers and authorized entities appointed by such institutions, alternative investment fund managers that manage and/or market alternative investment funds in the EU (or, as applicable, in the EEA), management companies of undertakings for the collective investment in transferable securities (“UCITS”), internally managed UCITS, credit institutions and investment firms, each as described in more detail in the EU Securitization Regulation. The EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of certain EU- or, as applicable, EEA-regulated credit institutions and investment firms (such affiliates, together with all such institutional investors, “EU Affected Investors”).
In addition, certain UK-established or UK-regulated persons are subject to the restrictions and obligations of Regulation (EU) 2017/2402, as it forms part of the domestic law of the UK by virtue of the EUWA and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 (and as further amended, the “UK Securitization Regulation”).
Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation ) (the “UK Due Diligence Requirements”) by certain types of UK-regulated investors, including insurance undertakings, reinsurance undertakings, occupational pension schemes, fund managers of such schemes, alternative investment fund managers that market or manage alternative investment funds in the UK, UCITS, UCITS management companies, credit institutions and investment firms, each as described in more detail in the UK Securitization Regulation. The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of certain UK-regulated credit institutions and investment firms (such affiliates, together with all such institutional investors, “UK Affected Investors”).
The EU Due Diligence Requirements and the UK Due Diligence Requirements provide, among other things, that, prior to investing in a securitization, an EU Affected Investor or a UK Affected Investor, respectively, is required to verify certain matters, including that (a) certain credit-granting requirements are satisfied, (b) the originator, sponsor or original lender (each as defined in the EU Securitization Regulation or the UK Securitization Regulation, as applicable) retains on an ongoing basis a material net economic interest in the securitization which, in any event, will not be less than 5%, in accordance with the EU Securitization Regulation or the UK Securitization Regulation, as applicable, and discloses that risk retention, and (c) the originator, sponsor or securitization special purpose entity (each as defined in the EU Securitization Regulation or the UK Securitization Regulation, as applicable) has, where applicable, made available information in accordance with the EU Securitization Regulation or the UK Securitization Regulation, as applicable.
None of the Issuing Entity, the Depositor, the Sponsor, the Servicer, the Administrator, the Indenture Trustee, the Owner Trustee, the underwriters, the UTI Beneficiary, the other parties to the transaction described in this prospectus, nor any of their respective affiliates, will undertake, or intends, to retain a material net economic interest with respect to such transaction in a manner that would satisfy the requirements of either the EU Securitization Regulation or the UK Securitization Regulation.
In addition, no such person will undertake, or intends, to take any other action or refrain from taking any action prescribed or contemplated in the EU Securitization Regulation or the UK Securitization Regulation, or for purposes of, or in connection with, facilitating or enabling compliance by (i) EU Affected Investors with the EU Due Diligence Requirements, (ii) UK Affected Investors with the UK Due Diligence Requirements or (iii) any person with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK in relation to risk retention, due diligence and monitoring, credit granting standards, transparency or any other conditions with respect to investments in securitization transactions.
The arrangements described under “Credit Risk Retention” in this prospectus have not been structured with the objective of enabling or facilitating compliance by any person with the risk retention, due diligence, transparency or other requirements of the EU Securitization Regulation or the UK Securitization Regulation.
Failure by an EU Affected Investor to comply with the EU Due Diligence Requirements or by a UK Affected Investor to comply with the UK Due Diligence Requirements, in either case with respect to an investment in the Notes, may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being imposed or taken by such investor’s competent authority.
Consequently, the Notes may not be a suitable investment for EU Affected Investors or UK Affected Investors. As a result, the price and liquidity of the Notes in the secondary market may be adversely affected.
Prospective investors are responsible for analyzing their own legal and regulatory position and are encouraged to consult with their own investment and legal advisors regarding the suitability of the Notes for investment and the scope, applicability and compliance requirements of the EU Securitization Regulation, the UK Securitization Regulation and/or any applicable existing or future similar regimes in any relevant jurisdictions.]
Legal Opinions
In addition to the legal opinions described in this prospectus, legal matters relating to the Notes and U.S. federal income tax and other matters will be passed upon for the Issuing Entity by Morgan, Lewis & Bockius LLP.  Certain legal matters will be passed upon for the underwriters by [____].  [[_____] from time to time renders legal services to BMW FS and certain of its affiliates on other matters.]

Index of Principal Terms
Set forth below is a list of capitalized terms used in this prospectus and the pages in this prospectus on which the definitions of those terms may be found.

Term	Page(s)
[Swap][Cap] Agreement	155
[Swap][Cap] Counterparty	155
20[_]-[_] SUBI	51
AAA	108
ABS	117
Actuarial Payoff	77
Administration Agreement	53
Administrator	53
Advance	134
Aggregate Securitization Value	76
ALG Residual Value	89
ARR Fee	63
ARR Leases	105
ARR Review Fee	63
ARR Service Fee	63
Asset Representations Review	104
Asset Representations Review Agreement	63
Available Funds	113
Available Funds Shortfall Amount	113
Bank SUBI	65
Bankruptcy Code	158
Benchmark	99
Benchmark Replacement	99
Benchmark Replacement Adjustment	99
Benchmark Replacement Conforming Changes	100
Benchmark Replacement Date	100
Benchmark Transition Event	100
Beneficial Owners	111
Benefit Plan	176
BMW Facility Partners	65
BMW FS	56
BMW LP	51
BMW NA	73
Business Day	63
Centers	51
Certificate Distribution Account	133
Certificate Owners	170
Certificateholders	51
Certificates	51
chattel paper	164
Clearstream, Luxembourg	110, A-1
Clearstream, Luxembourg Participants	110
Closing Date	52
Code	168
Collateral	55
Collection Period	112
Collections	134
Compounded SOFR	98
Contingent and Excess Liability Insurance	72

Term	Page(s)
Contract Residual Value	89
Controlling Class	52
Corresponding Tenor	100
CPO	74
CSSF	112
Cutoff Date	75
Daily Advance Reimbursement	134
Dealer Agreement	69
Defaulted Lease	91
Defaulted Vehicle	137
Definitive Notes	96
Delinquency Trigger	104
Delinquency Trigger Percentage	107
Deposit Date	79
Depositaries	110
Depositor	51
Determination Date	112
Disposition Expenses	137
Dodd-Frank Act	161
DOL	177
DTC	A-1
DTC Participants	111
Due Date	70
Early Termination Cost	77
EEA	180
Eligible Institution	133
End of Lease Term Liability	137
ERISA	176
EU	33
EU Affected Investors	181
EU Due Diligence Requirements	181
EU retail investor	180
EU Securitization Regulations	181
EUWA	180
Event of Default	140
Excess Mileage Payments	72
Excess Wear and Use Payments	72
Exchange Act	56
Expected Final Payment Date	102
FATCA	175
FDIC	161
FDIC Counsel	162
FICO Score	81
Final Scheduled Payment Date	102
First Priority Principal Distribution Amount	102
FRBNY	98
FRBNY’s Website	98
FSMA	180
FTC	43

Global Securities	A-1
Indenture	52
Indenture Trustee	52
Indirect DTC Participants	111
Initial Asset-Level Data	93
Initial Deposit	116
Initial Lease Balance	76
Initial Note Balance	51
Insolvency Laws	158
Insurance Proceeds	137
Investor-Based Exemption	177
IRS	168
ISDA Definitions	100
ISDA Fallback Adjustment	101
ISDA Fallback Rate	101
Issuer SUBI Certificate Transfer Agreement	75
Issuing Entity	51
Lease Balance	76
Lease Default	77
Lease Rate	76
Leased Vehicles	64
Leases	64
Lemon Law	167
Liquidated Lease	90
Matured Vehicle	137
Maturity Date	77
MiFID II	180
Monthly Payment	76
Monthly Payment Advance	134
New Lease Incentives	74
Non-U.S. Note Owner	169
Non-U.S. Person	A-3
Note Balance	103
Note Distribution Account	133
Note Distribution Amount	148
Note Factor	130
Note Owner	169
Noteholders	51
Notes	51
NRSRO	49
OLA	161
Optional Purchase	135
Optional Purchase Price	136
Other SUBI	51
Other SUBI Assets	65
Other SUBI Certificates	65
Overcollateralization Target Amount	115
Owner Trustee	52
Paying Agent	52
Payment Date	63
Payment Date Advance Reimbursement	114
Permitted Investments	132
Plan	176
Plan Assets Regulation	177
Preliminary Pool	95
Prepayment Assumption	117
Principal Distribution Amount	101
PTCE	177
Pull-Ahead Amount	75
Purchase Option Price	77
Rating Agencies	52
Rating Agency	52
Rating Agency Condition	52
Reallocation Payment	79
Receivables	55
Record Date	96
Recovery Proceeds	137
Redemption Price	136
Reference Time	97
Regular Principal Distribution Amount	102
Regulations	168
Relevant Governmental Body	101
Relief Act	167
Rent Charge	76
Requesting Noteholders	105
Reserve Fund	116
Reserve Fund Draw Amount	116
Reserve Fund Requirement	116
Residual Value Loss Vehicle	114
Residual Value Losses	148
Rule 193 Information	94
Sales Proceeds	137
Sales Proceeds Advance	134
SEC	61
Securities	51
Securities Act	130
Securities Intermediary	116
Securitization Rate	90
Securitization Value	90
Securityholders	51
Servicer	53
Servicer Default	150
Servicing Agreement	53
Servicing Fee	135
Significance Estimate	155
Significance Percentage	155
SOFR Adjustment Conforming Changes	98
SOFR Determination Date	97
SOFR Rate	97
Specified Leases	51
Specified Vehicles	51
Sponsor	51
SUBI Assets	51
SUBI Certificate	51
SUBI Certificate Transfer Agreement	75
SUBI Collection Account	132
SUBI Supplement	75
SUBI Trust Agreement	75
SUBIs	51
Swap Termination	156
Targeted Note Balance	102
Term Extension	74

Termination Proceeds	137
Total Loss Payoff	137
Transaction Documents	53
Transportation Act	44
Trust Agreement	52
Trust Estate	53
Trustees	62
U.S. Government Securities Business Day	98
U.S. Note Owner	169
U.S. Person	169
UCC	68
UK	180
UK Affected Investors	181
UK Due Diligence Requirements	181
UK retail investor	180
UK Securitization Regulation	181
Unadjusted Benchmark Replacement	101
User-Lessee	54
UTI	51
UTI Assets	65
UTI Beneficiary	51
UTI Certificates	65
Vehicle Trust	51
Vehicle Trust Agreement	64
Vehicle Trust Assets	64
Vehicle Trustee	64
Verified Beneficial Owner	105

Appendix A
Static Pool Information
This Appendix contains static pool information about prior, recent securitizations of BMW FS.  The information in this Appendix consists of cumulative losses, prepayments and delinquency data for the prior securitized pools and summary information about the original characteristics of the prior pools as well as graphical presentation of certain delinquency, prepayment and cumulative loss data.  Although the original characteristics of the prior pools may differ somewhat from each other and from the characteristics of the Specified Leases described in this prospectus because BMW FS has changed its origination, purchasing and underwriting policies and procedures over the years, the prior pools are generally comparable because these changes have not been material and the Specified Leases were originated under the same general underwriting and purchasing policy framework as the leases in the prior pools.
The definitions of certain terms used in this Appendix are defined below.  If not defined below, other terms used in this Appendix have the definitions ascribed to them in the prospectus.

•
“net credit gain (loss)” means, for any period, the aggregate amount by which any recoveries in respect of a Defaulted Lease are greater than (less than) any outstanding contractual payment obligations in respect of such lease.

•
“net residual gain (loss)” means, for any period, the aggregate amount by which the aggregate of Sales Proceeds and Termination Proceeds collected with respect to any leased vehicles during such period are greater than (less than) the aggregate ALG Residual Values of such leases.

For the tables presented below, data presented under the column labeled “Prepayments ($)” represents the actual prepayments received for the related month, discounted at the applicable securitization rate.
Ap-B-1

BMW Vehicle Lease Trust 20[_]-[_]
Static Pool Data
Delinquency and Loss Experience
Composition of Original Pool

Closing Date	Original Term to Maturity
Cutoff Date	Weighted Average Original Term to Maturity*
Number of Specified Leases	Maximum Original Term to Maturity
Aggregate Securitization Value	Minimum Original Term to Maturity
Aggregate ALG Residual Value
Aggregate ALG Residual Value as a percentage of Aggregate Securitization Value

Remaining Term to Maturity
Weighted Average Remaining Term to Maturity*
Securitization Value of Specified Leases	Maximum Remaining Term to Maturity
Average Securitization Value	Minimum Remaining Term to Maturity
Highest Securitization Value	Composition of Top 5 States
Lowest Securitization Value	[___]
[___]
ALG Residual Value	[___]
Average Residual Value	[___]
Highest Residual Value	[___]
Lowest Residual Value
Weighted Average FICO*
Percentage New and Used Composition
New

*Weighted by Securitization Value as of the Cutoff Date.
Ap-B-2

Month	Date	31-60 Days Delinquent ($)	Number of Leases 31-60 Days Delinquent	% by $ of Ending Aggregate Securitization Value	61-90 Days Delinquent ($)	Number of Leases 61-90 Days Delinquent	% by $ of Ending Aggregate Securitization Value	91-120 Days Delinquent ($)	Number of Leases 91-120 Days Delinquent	% by $ of Ending Aggregate Securitization Value	121-150 Days Delinquent ($)	Number of Leases 121-150 Days Delinquent	% by $ of Ending Aggregate Securitization Value	151+ Days Delinquent ($)	Number of Leases 151+ Days Delinquent	% by $ of Ending Aggregate Securitization Value	60+ Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27

Ap-B-3

Month	Date	End of Period Aggregate Securitization Value ($)	Cumulative Net Credit Gain/(Loss) ($)	% by $ of Original Aggregate Securitization Value	Cumulative Net Residual Gain/(Loss) ($)	% by $ of Original Aggregate Securitization Value	Prepayments ($)
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
Ap-B-4

BMW Vehicle Lease Trust 20[_]-[_]
Static Pool Data
Delinquency and Loss Experience
Composition of Original Pool

Closing Date	Original Term to Maturity
Cutoff Date	Weighted Average Original Term to Maturity*
Number of Specified Leases	Maximum Original Term to Maturity
Aggregate Securitization Value	Minimum Original Term to Maturity
Aggregate ALG Residual Value
Aggregate ALG Residual Value as a percentage of Aggregate Securitization Value

Remaining Term to Maturity
Weighted Average Remaining Term to Maturity*
Securitization Value of Specified Leases	Maximum Remaining Term to Maturity
Average Securitization Value	Minimum Remaining Term to Maturity
Highest Securitization Value	Composition of Top 5 States
Lowest Securitization Value	[___]
[___]
ALG Residual Value	[___]
Average Residual Value	[___]
Highest Residual Value	[___]
Lowest Residual Value
Weighted Average FICO*
Percentage New and Used Composition
New

*Weighted by Securitization Value as of the Cutoff Date.
Ap-B-5

Month	Date	31-60 Days Delinquent ($)	Number of Leases 31-60 Days Delinquent	% by $ of Ending Aggregate Securitization Value	61-90 Days Delinquent ($)	Number of Leases 61-90 Days Delinquent	% by $ of Ending Aggregate Securitization Value	91-120 Days Delinquent ($)	Number of Leases 91-120 Days Delinquent	% by $ of Ending Aggregate Securitization Value	121-150 Days Delinquent ($)	Number of Leases 121-150 Days Delinquent	% by $ of Ending Aggregate Securitization Value	151+ Days Delinquent ($)	Number of Leases 151+ Days Delinquent	% by $ of Ending Aggregate Securitization Value	60+ Days Delinquent ($)	% by $ of Ending Aggregate Securitization Value
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
Ap-B-6

Month	Date	End of Period Aggregate Securitization Value ($)	Cumulative Net Credit Gain/(Loss) ($)	% by $ of Original Aggregate Securitization Value	Cumulative Net Residual Gain/(Loss) ($)	% by $ of Original Aggregate Securitization Value	Prepayments ($)
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
Ap-B-7

Cumulative Net Loss Information.  The graph below shows cumulative net credit losses, as a percentage of the aggregate securitization value of the leases in the related pool as of the end of each monthly period, for each of the Sponsor’s lease securitizations since 20[_].
[To be inserted: Graph Showing Cumulative Net Loss Information.]

Ap-B-8

Delinquency Information.  The graph below shows the aggregate securitization value of 60 or more days delinquent leases as a percentage of the aggregate securitization value of the leases in the related pool as of the end of each monthly period, for each of the Sponsor’s lease securitizations since 20[_].

[To be inserted: Graph showing 60+ day delinquencies for static pools and delinquency trigger.]
Ap-B-9

Monthly Prepayment Information.  The graph below shows the amount of monthly prepayments for each of the Sponsor’s lease securitizations since 20[_].
[To be inserted: Graph Showing Monthly Prepayments.]

Ap-B-10

Appendix B
Assumed Cashflows
[(if the aggregate initial principal amount of the Notes is $[___])]
Modeling Assumption: The cashflow schedules appearing in the immediately following table were generated assuming (i) that the User-Lessees make their remaining Monthly Payments starting in [___] 20[_] and every month thereafter until all scheduled Monthly Payments are made and (ii) that the ALG Residual Value of the Specified Vehicles is due the month following the last related Monthly Payment.
Period	Beginning Aggregate Securitization Value ($)	Monthly Payment ($)	ALG Residual Value ($)
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
Ap-B-1

[Assumed Cashflows
(if the aggregate initial principal amount of the Notes is $[___])]
Modeling Assumption: The cashflow schedules appearing in the immediately following table were generated assuming (i) that the User-Lessees make their remaining Monthly Payments starting in [___] 20[_] and every month thereafter until all scheduled Monthly Payments are made and (ii) that the ALG Residual Value of the Specified Vehicles is due the month following the last related Monthly Payment.
Period	Beginning Aggregate Securitization Value ($)	Monthly Payment ($)	ALG Residual Value ($)
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]
[___]			]

Ap-B-1

Annex A

Global Clearance, Settlement and Tax Documentation Procedures
Except in specified circumstances, the globally offered Notes (the “Global Securities”) will be available only in book-entry form.  Investors in the Global Securities may hold the Global Securities through The Depository Trust Company (“DTC”) or Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”).  The Global Securities will be tradable as home market instruments in both the European and U.S. domestic markets.  Initial settlement and all secondary trades will settle in same-day funds.
Secondary market trading between investors holding Global Securities through Clearstream, Luxembourg will be conducted in the ordinary way in accordance with its normal rules and operating procedures and in accordance with conventional eurobond practice (i.e., three calendar day settlement).
Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedure applicable to U.S. corporate debt obligations and asset-backed securities issues.
Secondary cross-market trading between Clearstream, Luxembourg and DTC Participants holding securities will be effected on a delivery-against-payment basis through the depositaries of Clearstream, Luxembourg (in that capacity) and as DTC Participants.
Non-U.S. holders (as described below) of Global Securities will be subject to U.S. withholding taxes unless those holders meet specified requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.
Initial Settlement
All Global Securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC.  Investors’ interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect Participants in DTC.  As a result, Clearstream, Luxembourg will hold positions on behalf of its participants through its depositary, which in turn will hold those positions in accounts as DTC Participants.
Investors electing to hold their Global Securities through DTC will follow DTC settlement practice.  Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.
Investors electing to hold their Global Securities through Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no “lock-up” or restricted period.  Global Securities will be credited to securities custody accounts on the settlement date against payment in same-day funds.
Secondary Market Trading
Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.
Trading between DTC Participants.  Secondary market trading between DTC Participants will be settled using the procedures applicable to prior asset-backed securities issues in same-day funds.
Trading between Clearstream, Luxembourg Participants.  Secondary market trading between Clearstream, Luxembourg Participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.
Trading between DTC Depositary and Clearstream, Luxembourg Participants.  When Global Securities are to be transferred from the account of a DTC Participant to the account of a Clearstream, Luxembourg Participant, the purchaser will send instructions to Clearstream, Luxembourg through a Clearstream, Luxembourg Participant at least one business day prior to settlement.  Clearstream, Luxembourg will instruct the respective Depositary, as the case
Ap-B-2

may be, to receive the Global Securities against payment.  Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date, on the basis of the actual number of days in that accrual period and a year assumed to consist of 360 days.  For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month.  Payment will then be made by the respective Depositary to the DTC Participant’s account against delivery of the Global Securities.  After settlement has been completed, the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures to the Clearstream, Luxembourg Participant’s account.  The securities credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York).  If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream, Luxembourg cash debt will be valued instead as of the actual settlement date.
Clearstream, Luxembourg Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement.  The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg.  Under this approach, they may take on credit exposure to Clearstream, Luxembourg until the Global Securities are credited to their accounts one day later.
As an alternative, if Clearstream, Luxembourg has extended a line of credit to them, Clearstream, Luxembourg Participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement.  Under this procedure, Clearstream Bank Participants purchasing Global Securities would incur overdraft charges for one day, assuming they clear the overdraft when the Global Securities are credited to their accounts.  However, interest on the Global Securities would accrue from the value date.  Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of those overdraft charges, although this result will depend on each Clearstream, Luxembourg Participant’s particular cost-of-funds.
Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Global Securities to the respective European Depositary for the benefit of Clearstream, Luxembourg Participants.  The sale proceeds will be available to the DTC seller on the settlement date.  Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.
Trading between Clearstream, Luxembourg Depositary and DTC Participants.  Due to time zone differences in their favor, Clearstream, Luxembourg Participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the clearing system, through the Clearstream, Luxembourg Depositary, to a DTC Participant.  The seller will send instructions to Clearstream, Luxembourg through a Clearstream, Luxembourg Participant at least one business day prior to settlement.  In these cases, Clearstream, Luxembourg will instruct the relevant Depositary, as appropriate, to deliver the Global Securities to the DTC Participant’s account against payment.  Payment will include interest accrued on the Global Securities from and including the last coupon payment to and excluding the settlement date on the basis of the actual number of days in that accrual period and a year assumed to consist of 360 days.  For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the fast day of the following month.  The payment will then be reflected in the account of the Clearstream, Luxembourg Participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg Participant’s account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York).  Should the Clearstream, Luxembourg Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back valuation will extinguish any overdraft incurred over that one-day period.  If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream, Luxembourg Participant’s account would instead be valued as of the actual settlement date.
Finally, day traders that use Clearstream, Luxembourg and that purchase Global Securities from DTC Participants for delivery to Clearstream, Luxembourg Participants should note that these trades would automatically fail on the sale side unless affirmative action were taken.  At least three techniques should be readily available to eliminate this potential problem:
Ap-B-3

1.
borrowing through Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in their Clearstream, Luxembourg accounts) in accordance with the clearing system’s customary procedures;

2.
borrowing the Global Securities in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream, Luxembourg account in order to settle the sale side of the trade; or

3.
staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream, Luxembourg Participant.

Material U.S. Federal Income Tax Documentation Requirements
A beneficial owner of Global Securities holding securities through Clearstream, Luxembourg (or through DTC if the holder has an address outside the U.S.) will be subject to withholding tax that generally applies to payments of interest (including payments in respect of original issue discount) on registered debt issued by United States persons within the meaning of Section 7701(a)(30) of the Code (“U.S. Persons”), unless (1) each clearing system, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business in the chain of intermediaries between that beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and (2) that beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:
Exemption for Non-U.S. Persons (IRS Form W-8BEN and IRS Form W-8BEN-E).  Beneficial owners of Global Securities that are individual Non-U.S. Persons generally can obtain a complete exemption from the withholding tax by filing a signed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)) or applicable successor Form.  Non-individual beneficial owners of Global Securities that are Non-U.S. Persons can obtain a complete exemption from the withholding tax by filing a signed IRS Form W-8BEN-E (Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)).
Exemption for Non-U.S. Persons with effectively connected income (IRS Form W-8ECI).  A Non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch, for which the interest income is effectively connected with its conduct of a trade or business in the United States, generally can obtain an exemption from the withholding tax by filing IRS Form W-8ECI (Certificate of Foreign Person’s Claim for Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).
Exemption or reduced rate for Non-U.S. Persons resident in treaty countries (IRS Form W-8BEN and IRS Form W-8BEN-E). Non-U.S. Persons residing in a country that has a tax treaty with the United States generally can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (claiming treaty benefits), or applicable successor form.  IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, may be filed by the Note owners or an agent with legal authority to act on behalf of the Note owners.
Exemption for U.S. Persons (IRS Form W-9).  U.S. Persons can obtain a complete exemption from the withholding tax by filing IRS Form W-9 (Payer’s Request for Taxpayer Identification Number and Certification).
U.S. Federal Income Tax Reporting Procedure.  The beneficial owner of a Global Security files by submitting the appropriate form to the person through whom it holds (the clearing agency), in the case of persons holding directly on the books of the clearing agency.  An IRS Form W-8ECI, IRS Form W-8BEN and IRS Form W-8BEN-E generally remains in effect for a period beginning on the date the form is signed and ending on the last day of the third succeeding year, absent a change in circumstances causing any information on the form to be incorrect.  However, under certain conditions an IRS Form W-8BEN or Form W-8-BEN-E will remain in effect indefinitely until a change in circumstances occurs.  If the information shown on IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E changes, a new form must be filed within 30 days of the change.
Ap-B-4

As used in the foregoing discussion, the term “Non-U.S. Person” means any person who is not a United States person within the meaning of Section 7701(a)(30) of the Code.
This summary does not deal with all aspects of U.S. federal income tax withholding that may be relevant to foreign holders of Global Securities.  It is suggested that investors consult their tax advisors for specific tax advice concerning their holding and disposing of Global Securities.

Ap-B-5

BMW Auto Leasing LLC Depositor	BMW Vehicle Lease Trust 20[_]-[_] Issuing Entity
BMW Financial Services NA, LLC Sponsor, Servicer and Administrator

PROSPECTUS
Joint Bookrunners [___] [___] [___] Co-Managers [___] [___]
Until ninety days after the date of this prospectus, all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[___] __, 20[_]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 12.  Other Expenses of Issuance and Distribution.
The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions:
Securities and Exchange Commission(1)	$	_______
Rating Agency Fees		$3,960,000
Legal Fees and Expenses		$1,325,000
Accountants’ Fees		$630,000
Fees and Expenses of Indenture Trustee		$165,000
Fees and Expenses of Owner Trustee		$100,000
Fees and Expenses of Asset Representations Reviewer		$105,000
Miscellaneous Expenses		$70,000
Total		$6,355,000
(1) Omitted because the registration fee is being deferred pursuant to Rules 456(c) and 457(s).
Item 13.  Indemnification of Directors and Officers.
BMW AUTO LEASING LLC
Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.  The Limited Liability Company Agreement (“LLC Agreement”) of BMW Auto Leasing LLC (the “Registrant”) provides that the Registrant shall defend, indemnify and save harmless each of its members from and against all claims, losses, damages, costs, expense, demands, liabilities, obligations, liens, encumbrances, rights of action or attorneys' fees sustained by reason of any act performed, or omitted to be performed, in good faith and without gross negligence or willful misconduct, within the scope of its authority expressly conferred by the LLC Agreement, to the fullest extent permitted by applicable law in effect on the date of the LLC Agreement and to such greater extent as applicable law may thereafter from time to time permit. Such indemnity shall not be construed to limit or diminish the coverage of each member under any insurance obtained by the Registrant and payment shall not be a condition precedent to any indemnification provided in the LLC Agreement.
Reference is also made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto among the Registrant, BMW Financial Services, NA, LLC and the underwriters named therein, (see Exhibit 1.1), which provides for indemnification by and of the Registrant in certain circumstances.
FINANCIAL SERVICES VEHICLE TRUST
Financial Services Vehicle Trust is a Delaware statutory trust (the “Vehicle Trust”). Section 3803 of the Delaware Statutory Trust Act provides as follows:
3803.	Liability of beneficial owners and trustees.
(a)
Except to the extent otherwise provided in the governing instrument of the statutory trust, the beneficial owners shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of the State.

(b)
Except to the extent otherwise provided in the governing instrument of a statutory trust, a trustee, when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

(c)
Except to the extent otherwise provided in the governing instrument of a statutory trust, an officer, employee, manager or other person acting pursuant to Section 3806(b)(7), when acting in such capacity, shall not be personally liable to any person other than the statutory trust or a beneficial owner for any act, omission or obligation of the statutory trust or any trustee thereof.

Section 3817 of the Delaware Statutory Trust Act provides as follows:
3817.	Indemnification.
(a)
Subject to such standards and restrictions, if any, as are set forth in the governing instrument of a statutory trust, a statutory trust shall have the power to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever.

(b)
The absence of a provision for indemnity in the governing instrument of a statutory trust shall not be construed to deprive any trustee or beneficial owner or other person of any right to indemnity which is otherwise available to such person under the laws of this State.

The Trust Agreement for the Vehicle Trust provides that each trustee shall be indemnified and held harmless (but only out of and to the extent of the trust assets allocated to the portfolio for which such trustee acts as trustee) with respect to any loss, liability or expenses, including reasonable attorneys’ and other professionals’ fees and expenses (collectively “Claims”), arising out of or incurred in connection with (a) any of the trust assets (including without limitation, any Claims relating to user leases, leased vehicles, consumer fraud, consumer leasing act violations, misrepresentation, deceptive and unfair trade practices, and any other claims arising in connection with any user lease, personal injury or property damage claims arising with respect to any leased vehicle or any claim with respect to any tax arising with respect to any trust asset) or (b) such trustee’s acceptance or performance of the trusts and duties contained in the Trust Agreement, provided, however, that a trustee shall not be indemnified or held harmless out of the trust assets as to any Claim (i) for which the initial beneficiary, a servicer or any of their respective affiliates shall be liable and shall have paid pursuant to the Trust Agreement or a Servicing Agreement, (ii) incurred by reason of such trustee’s willful misfeasance, bad faith or gross negligence, or (iii) incurred by reason of such trustee bank’s breach of its respective representations and warranties pursuant to any Servicing Agreement or of the Trust Agreement.
Item 14.  Exhibits.
Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1*	Certificate of Formation of BMW Auto Leasing LLC
3.2**	Limited Liability Company Agreement of BMW Auto Leasing LLC dated as of July 8, 2016 between BMW Financial Services NA, LLC and BMW FS Receivables Corporation
3.3*	BMW LP Agreement of Limited Partnership dated as of February 12, 1996 between BMW Facility Partners, Inc. and BMW Financial Services NA, Inc.
4.1	Form of Indenture between an issuing entity and an indenture trustee (including forms of Notes)
5.1	Opinion of Morgan, Lewis & Bockius LLP with respect to legality
5.2	Opinion of Richards, Layton & Finger, P.A. with respect to legality
8.1	Opinion of Morgan, Lewis & Bockius LLP with respect to federal income tax matters
10.1*	Amended and Restated Trust Agreement between BMW Manufacturing L.P. and the Vehicle Trustee
10.2	Form of Supplement to Amended and Restated Trust Agreement between BMW Manufacturing L.P. and the Vehicle Trustee (including form of the SUBI Certificate)
10.3*	Servicing Agreement between BMW Financial Services NA, LLC and Financial Services Vehicle Trust
10.4	Form of Supplement to Servicing Agreement between BMW Financial Services NA, LLC and Financial Services Vehicle Trust
10.5	Form of SUBI Certificate Transfer Agreement between BMW Manufacturing L.P. and BMW Auto Leasing LLC
10.6	Form of Issuer SUBI Certificate Transfer Agreement between BMW Auto Leasing LLC and an issuing entity
10.7	Form of Trust Agreement between BMW Auto Leasing LLC and an owner trustee
10.8	Form of Issuer Administration Agreement among BMW Financial Services NA, LLC, an issuing entity, BMW Auto Leasing LLC and an indenture trustee
10.9	Form of Back-Up Security Agreement among Financial Services Vehicle Trust, BMW Manufacturing L.P., BMW Auto Leasing LLC, an issuing entity and an indenture trustee
10.10	Form of Asset Representations Review Agreement among an issuing entity, BMW Financial Services NA, LLC and an asset representations reviewer
10.11	Form of Control Agreement among BMW Auto Leasing LLC, an issuing entity and an indenture trustee, as assignee-secured party
10.12	Form of ISDA Master Agreement and related forms of Schedule and Confirmation, each between a [swap][cap] counterparty and an issuing entity
23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)
24.1	Powers of Attorney (included on signature page)
24.2	Power of Attorney of the Vehicle Trustee authorizing BMW Financial Services NA, LLC to execute the Form SF-3 and any amendments thereto on behalf of Financial Services Vehicle Trust
25.1***	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1
36.1	Form of Depositor Certification for shelf offerings of asset-backed securities pursuant to General Instruction I.B.1(a) of Form SF-3 and Item 601(b)(36) of Regulation S-K.
102.1****	Asset data file.
103.1****	Asset related document.
107	Form of Filing Fee Table
______________________

*	Incorporated by reference from Amendment No. 2 to Registration Statement on Form S-1 (SEC File No. 333-43128-01), as filed with the SEC by the Registrant on October 31, 2000.
**	Incorporated by reference from Registration Statement on Form SF-3 (SEC File No. 333-227645), as filed with the SEC by the Registrant on October 1, 2018.
***	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939 at the time of an offering of debt securities.
****	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 15.  Undertakings.
(a)                              As to Rule 415: The undersigned registrant hereby undertakes:
(1)            To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)            To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)            To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and
(iii)            To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) do not apply if the registration statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form SF-3, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;
Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).
(2)            That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)            To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)            That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)            If the registrant is relying on Rule 430D of the Securities Act of 1933:
(A)             Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) of the Securities Act shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)             Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) of the Securities Act as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) of the Securities Act of 1933 for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)             That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)            Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)            Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)            The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)            Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)             If the registrant is relying on Rule 430D under the Securities Act of 1933 with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 430D under the Securities Act of 1933.
(b)                              As to filings incorporating subsequent Securities Exchange Act of 1934 documents by reference:
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                              As to indemnification:
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(d)            As to the qualification of trust indentures under the Trust Indenture Act of 1939 for delayed offerings:
The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

(e)            As to filings regarding asset-backed securities incorporating by reference subsequent Securities Exchange Act of 1934 documents by third parties:
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Woodcliff Lake, State of New Jersey, on November 19, 2024.

BMW AUTO LEASING LLC
(registrant)
By: BMW Financial Services NA, LLC,
as member

By:	/s/ Ole Jensen
Name:	Ole Jensen
Title:	Chief Financial Officer and Vice President - Finance

By:	/s/ Helena von Gladiss
Name:	Helena von Gladiss
Title:	Treasurer
Know all men by these presents, that each person whose signature appears below constitutes and appoints each of Birgit Cornelia Boehm Wannenwetsch, Ole Jensen, Helena von Gladiss, Sebastian Mackensen and Andreas Kindler as his or her true and lawful attorney-in-fact and agent, with full powers of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and to file any and all amendments, including post-effective amendments to this registration statement, with the U.S. Securities and Exchange Commission granting to said attorney-in-fact power and authority to perform any other act on behalf of the undersigned required to be done in connection therewith.  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Birgit Cornelia Boehm Wannenwetsch	President and Chief Executive Officer of the Managing Member of BMW Auto Leasing LLC (Principal Executive Officer)	November 19, 2024
Name: Birgit Cornelia Boehm Wannenwetsch

/s/ Ole Jensen	Chief Financial Officer and Vice President-Finance of the Managing Member of BMW Auto Leasing LLC (Principal Financial and Accounting Officer)	November 19, 2024
Name: Ole Jensen

/s/ Helena von Gladiss	Treasurer of the Managing Member of BMW Auto Leasing LLC	November 19, 2024
Name: Helena von Gladiss

/s/ Sebastian Mackensen	President and Chief Executive Officer of the Sole Member of the Managing Member of BMW Auto Leasing LLC	November 19, 2024
Name: Sebastian Mackensen

/s/ Andreas Kindler	Executive Vice President-Finance and Chief Financial Officer of the Sole Member of the Managing Member of BMW Auto Leasing LLC	November 19, 2024
Name: Andreas Kindler

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Woodcliff Lake, State of New Jersey, on November 19, 2024.
FINANCIAL SERVICES VEHICLE TRUST
(registrant)
By: BMW Financial Services NA, LLC,
solely as servicer

By:	/s/ Ole Jensen
Name:	Ole Jensen
Title:	Chief Financial Officer and Vice President – Finance

By:	/s/ Helena von Gladiss
Name:	Helena von Gladiss
Title:	Treasurer
Know all men by these presents, that each person whose signature appears below constitutes and appoints each of Birgit Cornelia Boehm Wannenwetsch, Ole Jensen, Helena von Gladiss, Sebastian Mackensen and Andreas Kindler as his or her true and lawful attorney-in-fact and agent, with full powers of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and to file any and all amendments, including post-effective amendments to this registration statement, with the U.S. Securities and Exchange Commission granting to said attorney-in-fact power and authority to perform any other act on behalf of the undersigned required to be done in connection therewith.  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Birgit Cornelia Boehm Wannenwetsch	President and Chief Executive Officer of BMW Financial Services NA, LLC (Principal Executive Officer)	November 19, 2024
Name: Birgit Cornelia Boehm Wannenwetsch

/s/ Ole Jensen	Chief Financial Officer and Vice President-Finance of BMW Financial Services NA, LLC (Principal Financial and Accounting Officer)	November 19, 2024
Name: Ole Jensen

/s/ Helena von Gladiss	Treasurer of BMW Financial Services NA, LLC	November 19, 2024
Name: Helena von Gladiss

/s/ Sebastian Mackensen	President and Chief Executive Officer of the Sole Member of BMW Financial Services NA, LLC	November 19, 2024
Name: Sebastian Mackensen

/s/ Andreas Kindler	Executive Vice President-Finance and Chief Financial Officer of the Sole Member of BMW Financial Services NA, LLC	November 19, 2024
Name: Andreas Kindler